Form 20-F
period 1999-12-31
TVAPAR SA
filed 2000-06-29
CIK 1086634

As Filed with the Securities and Exchange Commission on June 21, 2000.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------
                                   Form 20-F
                               ------------------

       [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

       [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
            For the transition period from __________ to __________
                     Commission file number _______________


                               ------------------


                                  Tevecap S.A.
             (Exact name of Registrant as specified in its charter)

               TEVECAP INC.                                THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant's name into English)     (Jurisdiction of incorporation or organization)


                               Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                   04552-904
                          (Telephone: 55-11-3046-8537)
         (Address and telephone number of principal executive offices)
                               ------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None
                                    ---------
                                (Title of Class)
Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                    ---------
                                (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

     12-5/8% Senior Notes due 2004 of Tevecap S.A. and guarantees thereof by each of TVA Sistema de Televisao S.A., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Distribuidora S.A., TVA Programadora Ltda., TVA Network Ltda. and TVAPAR S.A.


     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                            226,338,285 Common Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                    YES [X] NO [_]

     Indicate by check mark which financial statements item the registrant has elected to follow:

                                ITEM 17 [_]    ITEM 18 [X]


================================================================================

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS.....................................1
ITEM 2.   DESCRIPTION OF PROPERTY....................................17
ITEM 3.   LEGAL PROCEEDINGS..........................................17
ITEM 4.   CONTROL OF REGISTRANT......................................17
ITEM 5.   NATURE OF TRADING MARKET...................................19
ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITY HOLDERS...........................................20
ITEM 7.   TAXATION...................................................22
ITEM 8.   SELECTED FINANCIAL DATA....................................25
ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS........................29
ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK.......................................................40
ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT...................40
ITEM 11.  COMPENSATION FOR DIRECTORS AND OFFICERS....................41
ITEM 12.  OPTIONS TO PURCHASE SECURITIES.............................41
ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.............42

                               PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.................44

                              PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES............................44
ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
          REGISTERED SECURITIES......................................44
ITEM 17.  FINANCIAL STATEMENTS.......................................44
ITEM 18.  FINANCIAL STATEMENTS.......................................44
ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS..........................45

INDEX TO THE FINANCIAL STATEMENTS..........................................45

GLOSSARY..................................................................A-1

Presentation of Certain Information

     Tevecap S.A. ("Tevecap" and, together with its subsidiaries, "TVA" or the "Company") is a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil. The accounts of the Company, which are maintained in Brazilian reais, were prepared in accordance with the accounting principles generally accepted in the United States of America and translated into United States dollars on the basis set forth in Note 2.3 of the consolidated Financial Statements of Tevecap and Subsidiaries (the "Tevecap Financial Statements" and together with the Financial Statements of TVA Sistema de Televisao S.A., CCS Camboriu Cable System de Telecomunicacoes Ltda., and TVA Sul Parana Ltda. included elsewhere in this Annual Report on Form 20-F for the Year ended December 31, 1999 (the "Annual Report"), the "Financial Statements") of the Company. Certain amounts stated herein in U.S. dollars (other than as set forth in the Financial Statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 1999 of R$1.789 = US$1.00. Such translations should not be construed as a representation that reais could have been converted at such rate on such date or at any other date. See Item 6, "Exchange Controls and Other Limitations Affecting Security Holders." All references in this Annual Report to
(i) "US Dollars,""dollars," "$" or "US$" are to United States dollars and (ii) "reais," "real" or "R$" are to Brazilian reais. Capitalized terms used in this Annual Report are defined, unless the context otherwise requires, in the Glossary attached hereto. Unless otherwise specified, data regarding population or homes in a licensed area are projections based on 1996 population census figures compiled by the Instituto Brasileiro de Geografia e Estatistica ("IBGE") and the Company's knowledge of its markets. There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 1996 census. Unless otherwise indicated, references to the number of the Company's subscribers are based on Company data as of December 31, 1999. Data concerning total MMDS and Cable subscribers and penetration rates represent estimates made by the Company based on the data of Pay TV Survey, Associacao Brasileira de Telecomunicacoes por Assinatura (ABTA), Kagan World Media, Inc., IBGE data, the Company's knowledge of its pay television systems and those of the Operating Ventures, and public statements of other Brazilian pay television providers. Although the Company believes such estimates are reasonable, no assurance can be made as to their accuracy. The term DIRECTV(R) ("DIRECTV") is a registered trademark of Hughes Electronics Corporation and refers to the Ku-Band service provided by Galaxy Brasil in conjunction with Galaxy Latin America.

Forward-Looking Statements

     THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH ARE FORWARD-LOOKING WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS ANNUAL REPORT AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY OR ITS OFFICERS. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. THE ACCOMPANYING INFORMATION CONTAINED IN THIS ANNUAL REPORT, INCLUDING, WITHOUT LIMITATION, THE INFORMATION UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "DESCRIPTION OF BUSINESS," IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

General

     TVA is a major pay television operator in Brazil and one of the country's primary pay television programming distributors. In 1989, TVA was the first to provide pay television services in Brazil. With more than 309,000 subscribers, TVA offers pay television services utilizing cable and MMDS distribution technologies. Additionally, TVA has interests in HBO Brasil Partners, a programming partnership, and @Jato, a high-speed internet service provider. Through owned, affiliated and independent pay television operators, TVA programming reaches more than 671,000 pay television households. TVA is a majority-owned subsidiary of Abril S.A. ("Abril"). TVA's other beneficial shareholders are Falcon International Communications (Bermuda) L.P. ("Falcon International"), The Hearst Corporation ("Hearst"), ABC, Inc. ("ABC") and Chase Manhattan International Finance Ltd. ("CMIF").

     The Company conducts its pay television operations through two owned operating systems (the "Owned Systems"): TVA Sistema and TVA Sul. Through the MMDS and Cable systems of TVA Sistema and TVA Sul, the Company serves six cities with a combined population of approximately 29 million, including three of the seven largest cities in Brazil: Sao Paulo (population of 9.8 million), Rio de Janeiro (population of 5.6 million) and Curitiba (population of 1.5 million). The Company also holds minority interests in Canbras TVA and TV Filme (the "Operating Ventures"), which together provide pay television services to an additional fourteen cities with a total population of 7.1 million. In addition, the Company sells programming to, and receives a per subscriber fee from, unaffiliated pay television operators ("Independent Operators").

Sale of Non-Strategic Assets

Sale of DBS Systems and GLA Interest

     Until July 1999, the Company, through Galaxy Brasil Ltda. ("Galaxy Brasil" or "GLB"), was the exclusive provider in Brazil of DIRECTV, a digital direct broadcast satellite Ku-Band service. Galaxy Brasil receives programming, scheduling and related services for DIRECTV from Galaxy Latin America ("GLA"), in which TVA held a 10% equity interest. The current owners of GLA are a unit of Hughes Electronics and a member of the Cisneros Group. Through local operating companies such as Galaxy Brasil, GLA provides DIRECTV service throughout much of Latin America and the Caribbean. The Company, through TVA Banda C Ltda. ("TVA Banda C"), also provided digital C-Band television service (together with Galaxy Brasil, the "DBS Systems").

     As of May 18, 1999, the Company entered into the following agreements: (i) a Master Agreement (the "Master Agreement") relating to the sale of the Company's equity interests in Galaxy Brasil and TVA Banda C, among the Company, Galaxy Brasil and TVA Banda C, as Sellers, Abril, as a Seller-related entity, and GLA, as Purchaser, and (ii) a GLA Purchase Agreement relating to the sale of the Company's indirect equity interests in GLA and certain assets related thereto, among the Company, TVA Communications Ltd. and TVA Finco Ltd., as Sellers, and Abril as a Seller-related entity, and Directv Latin America, Inc. ("DLA") and Darlene Investments (an affiliate of the Cisneros Group) as Purchasers (the "GLA Purchase Agreement" and, together with the Master Agreement, the "Purchase Agreements"). The sale of these assets is referred to in this Annual Report as the "DBS Sale."

     Pursuant to the Master Agreement, the Company agreed to sell all of its interests in the following entities to GLA:

     o Galaxy Brasil, a wholly-owned subsidiary of the Company and exclusive local operator of DIRECTV Ku-Band service in Brazil; and

     o TVA Banda C, a wholly-owned subsidiary of the Company and operator of TVA's C-Band service.

     Pursuant to the GLA Purchase Agreement, the Company agreed to sell all of its interests in the following entities and assets to DLA and Darlene
Investments:

     o a 10% equity interest in GLA, which the Company owned through its British Virgin Islands subsidiary, TVA Communications Ltd.;

     o a 20.5% equity interest in SurFin Ltd. ("SurFin"), a Bahamian limited liability company engaged in financing activities related to DIRECTV service throughout Latin America;

     o certain promissory notes (the "CBC Notes") in the aggregate principal amount of $7,124,800, representing indebtedness of California Broadcast Center LLC ("CBC"), a Delaware limited liability company the principal asset of which is a GLA satellite uplink facility; and

     o the CBC Class B Unit Purchase Warrants (# W-3) (the "CBC Warrants"), dated as of April 11, 1997, convertible into equity interests in CBC.

     The net cash proceeds to the Company at the closing of the DBS Sale, which occurred in July 1999, were approximately $177.6 million. The total consideration received by the Company was comprised of cash, a promissory note in the principal amount of $25.5 million, the assumption of certain dollar and real-denominated indebtedness and the release of certain guarantees given by the Company and one of its subsidiaries in respect of certain obligations of Galaxy Brasil.

Tender Offer and Consent Solicitation

     Concurrently with the consummation of the DBS Sale, the net proceeds to the Company from the DBS Sale were delivered to The Chase Manhattan Bank, as Depositary, to fund a tender offer and consent solicitation (the "Offer") relating to TVA's $250,000,000 12 5/8% Senior Notes due 2004 (the "Senior Notes"). Pursuant to the Offer, the Company repurchased Senior Notes in the aggregate principal amount of $201,978,000 and obtained a consent from holders of the Senior Notes to broadly amend the restrictive covenants contained in the terms of the Senior Notes.

Company Rationale for the DBS Sale

     The DBS Sale represented, in management's opinion, the best opportunity for addressing the Company's liquidity difficulties. Development of the Ku-Band business requires significant capital investment to achieve profitability, and from 1996 to 1999 the Company committed significant financial resources to the development and operation of its Ku-Band service. The recent changes in the Brazilian economy, together with the relatively high cost of developing and operating the Company's Ku-Band service, adversely affected the Company's cash flow, and caused the Company to suffer a significant liquidity shortage, leading to a deficiency in its net working capital and resulting in the Company being unable to meet certain of its obligations with respect to certain operating and financing agreements relating to GLB.

     The financial crises in Brazil and other emerging markets contributed to, and aggravated, the Company's liquidity difficulties resulting from its Ku-Band operations. Financial crises in Southeast Asia and Russia in the fourth quarters of 1997 and 1998, respectively, together with domestic economic difficulties, resulted in a significant devaluation of the real in the first quarter of 1999 by the Central Bank of Brazil, which allowed the real to float freely against major foreign currencies. The devaluation, followed by a recession in Brazil, had a significant adverse effect upon the operations of the Company, and materially raised the cost of debt financing for the Company. In addition, the recession of the Brazilian economy created difficulties in maintaining and attracting new subscribers and maintaining existing subscribers, in particular for Ku-Band services, which require a more expensive up-front equipment investment than other distribution technologies and which require subscribers to make monthly decoder lease payments.

Sale of ESPN Brasil

     Until November 1999, the Company held a 50% equity interest in ESPN Brasil Ltda., the provider of ESPN Brasil programming. Launched in 1995, ESPN Brasil is an all-sports channel offering 24-hour coverage of Brazilian sporting events. In November 1999, the Company concluded the sale of its interest in ESPN Brasil Ltda. to ESPN Brazil, Inc., which previously held the remaining 50% equity interest. ESPN Brazil, Inc. is indirectly held by ABC (80%) and Hearst (20%). As part of this sale, the Company and ESPN Brasil Ltda. entered into a carriage agreement under which the Company will continue to have the non-exclusive right to transmit ESPN Brasil programming in Brazil for a period of five years. This carriage agreement is automatically renewable for successive one-year periods.

Business Strategy

     Management of the Company has determined that the concentration by the Company on its core Cable and MMDS businesses offers the Company the best opportunity to achieve long-term profitability. The Company is positioning itself to provide high speed data transmission, interactive and other telecommunications services over its Cable and MMDS systems and to take advantage of possible deregulation and the growing demand for these services in Brazil. The Company is expanding its Cable systems with fiber optic and coaxial cable capable of being upgraded to provide such enhanced services, and has already begun providing high-speed internet services through its Cable network in certain areas. The Company also continues to explore the development of digital compression of MMDS signals.

     In addition, the Company seeks to increase its penetration in existing markets by: (i) expanding the range of TVA's Cable systems by extending its fiber optic and coaxial cable network and by seeking pre-wiring arrangements with residential housing developers, (ii) improving the signal quality and coverage of TVA's MMDS systems by using signal repeater technology and (iii) maximizing penetration by offering tiered subscription options and developing programming packages to appeal to more households. TVA's programming, unlike that of its primary competitors, is provided through encoded signals and addressable converters, thereby permitting the creation of a variety of programming packages. Tiered programming packages allow subscribers a greater number of choices in terms of pricing and types of programming. TVA expects that these tiered programming packages will attract new subscribers, including members of the C class, as well as retain current subscribers, thereby reducing Churn.

Programming Distribution and Markets

     The following table sets forth information regarding the markets in which TVA operates pay television systems and distributes programming, as of December 31, 1999:

                                                                                                      Average        Pay Television
                                                                                                    Revenue per       Programming
                                  Service Launch          TV           Class ABC                      Month per         Channels
                                       Date             Homes(a)      TV Homes(a)     Subscribers    Subscriber         Offered
                                  --------------       ---------      -----------     -----------   -----------      --------------
Owned Systems:
MMDS
TVA Sistema
    Sao Paulo .................   September 1991       4,367,286       2,955,793          58,581       $25.42              29
    Rio de Janeiro ............   March 1992           3,015,016       1,397,624          91,367        25.34              29
TVA Sul
    Curitiba ..................   March 1992             639,794         328,184          11,471        21.43              15
Cable(b)
TVA Sistema
    Sao Paulo .................   October 1994         4,367,286       1,917,608         106,954        26.62              57
TVA Sul
    Curitiba ..................   January 1995           639,794         263,560          19,441        23.92              52
    Camboriu ..................   June 1996               37,618          22,686           6,942        22.61              52
    Foz do Iguacu .............   June 1996              155,382          53,001           5,364        24.26              53
    Florianopolis .............   September 1996          46,669          29,151           9,543        13.94              55
Total MMDS and Cable
  Subscribers .................               --              --              --         309,663                           --
Subscribers Awaiting
  Installation ................               --              --              --           1,513           --              --

Total
Subscribers-Owned
  Systems .....................               --              --              --         311,176           --              --
                                                                                       =========
Households Receiving
  TVA Programming

Owned Systems .................               --              --              --         311,176           --              --
                                                                                       ---------
Operating Ventures:
MMDS
TV Filme, Inc.
    Brasilia ..................   July 1993              464,473         272,835          39,233        30.36
    Goiania ...................   December 1994          319,434         140,498           8,188        24.69
    Belem .....................   December 1994          197,293         123,820          18,741        31.35
    Campina Grande ............   August 1999             81,519          23,142           2,460        15.14
Cable
Canbras TVA
    Ten cities(c) .............   April 1996             849,360         574,032          89,918        24.17
                                                                                       ---------
Total-Operating                               --              --              --         158,540           --              --
                                                                                       =========

Independent Operators
(52 Independent
  Operators) ..................               --              --              --         201,448           --              --
                                                                                       ---------
Total .........................               --              --              --         671,164           --              --
                                                                                       =========


(a)  This data is based on information provided by Pay TV Survey and IBGE.

(b) The Company's Cable Systems in Sao Paulo, Curitiba, Camboriu, Foz do Iguacu and Florianopolis had approximately 751,318, 196,223, 18,055, 19,900 and 29,822 Homes Passed, respectively, as of December 31, 1999.

(c) The ten cities served by Canbras TVA are Santo Andre, Sao Bernardo, Mogi das Cruzes, Santa Branca, Sao Vicente, Praia Grande, Santos, Cubatao, Guaruja and Bertioga.

Brazilian Pay Television Market

     Brazil is the largest television and video market in Latin America with an estimated 38 million TV Homes which, as of December 31, 1999, watched on average approximately 2.5 hours of television per day. Approximately 5.8 million television sets and 2.0 million VCR units were sold in Brazil during 1999. The pay television industry in Brazil began in 1989 with the commencement by the Company of UHF service in Sao Paulo. As of December 31, 1999, there were an estimated 2.9 million pay television subscribers, representing approximately 7.3% of Brazilian TV Homes. By comparison, as of December 31, 1999, 49% of TV Homes in Argentina, 11% of TV Homes in Mexico and 77% of TV Homes in the United States subscribed to pay television. Management believes that the number of pay television subscribers in Brazil will continue to grow as pay television reaches more households both through the expansion of existing and new MMDS and Cable systems and through development of nationwide DBS Systems.

Distribution Operating Systems

     TVA and the Operating Ventures distribute programming through Cable and MMDS distribution technologies. The availability of these two distribution technologies enables the Company to exploit the population and income characteristics, topography and competitive dynamics of each of its markets.

     MMDS

     TVA operates Brazil's largest MMDS network, and with the Operating Ventures, serves the country's major metropolitan areas. In 1998 and 1999 the Company accelerated efforts to convert MMDS subscribers to the Company's Cable services. MMDS systems are typically easier to deploy and require relatively little capital investment for construction and maintenance as compared to Cable systems. Programming is transmitted by signals through the air from microwave transmitters to a small receiving antenna located at a subscriber's home or dwelling unit. At the subscriber's location, the microwave signals are converted to frequencies that can pass through a conventional coaxial cable into a decoder located near a television set. All of the Company's MMDS systems use addressable converters, which permit the Company to offer tiered pricing options that are expected to attract new customers, retain existing customers and reduce Churn. In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of up to 50 kilometers, depending on the technical capability of the operator. However, tall buildings and other tall structures may block reception of an MMDS signal. MMDS is being used in other emerging pay television markets such as Venezuela, Hong Kong and Mexico, where Cable has a strong incumbent position.

     TVA owns four MMDS licenses and operates MMDS systems in Sao Paulo, Rio de Janeiro and Curitiba, which have an aggregate population of approximately 17.4 million. TVA serves 161,419 MMDS subscribers in these three cities. TVA's MMDS systems offer between 15 and 29 channels of programming. TVA also holds interests in four MMDS licenses through TV Filme, an Operating Venture which operates MMDS systems in Brasilia, Goiania, Belem and Campina Grande and has 68,622 MMDS subscribers as of December 31, 1999.

     Cable

     TVA has recently emphasized the strategic deployment of Cable service and currently operates Cable systems in Sao Paulo, Curitiba and three other cities in southern Brazil. Cable service involves a broad band network employing radio frequency transmission through coaxial and/or fiber optic cable. Cable systems consist of four major parts: a headend, a distribution network, a subscriber network and a house terminal. The programming is collected from the headend, then processed and fed into the distribution path (trunk and distribution cable), which consists of coaxial and/or fiber optic cables. The signal is then fed into a subscriber network that is either located in an apartment building or a subscriber's home. Most of the Company's systems are constructed with either 750 MHz or 550 MHz bandwidth capacity, the latter of which is readily upgradeable to

750 MHz bandwidth capacity. The Company's systems in Curitiba, Camboriu and Foz do Iguacu are being upgraded to 750 MHz bandwidth capacity. The Company's system in Florianopolis is being constructed to 550 MHz bandwidth capacity. This technology enables the Company to provide interactive services, including internet service and, in the future, telecommunications. The Company recently launched its @Jato high-speed internet service through its Cable system to subscribers in Sao Paulo. In addition, the Company's Cable systems generally use addressable converters, which allow the provision of pay-per-view services and enable TVA to upgrade, downgrade or disconnect a subscriber's service from the headend on short notice.

     TVA, through TVA Sistema and TVA Sul, owns six Cable licenses and operates Cable systems in Sao Paulo, Curitiba (where TVA originally owned three licenses that were later merged into one license), Camboriu, Florianopolis and Foz do Iguacu, which have an aggregate population of approximately 11.9 million and 148,244 subscribers. As of December 31, 1999, TVA had deployed approximately 5,183 kilometers of its Cable network, including 1,103 kilometers of fiber optic cable, consisting of a 986 kilometer fiber optic loop in Sao Paulo and a 117 kilometer fiber optic network serving Curitiba, Camboriu, and Foz do Iguacu. The Company is also upgrading or constructing the Cable systems in Curitiba, Camboriu and Foz do Iguacu. As a result of this buildout, as of December 31, 1999, TVA Cable systems passed 751,318 homes in Sao Paulo, approximately 196,233 homes in Curitiba and a total of 1,015,318 homes throughout all of the Company's Cable systems. As of December 31, 1999, Canbras TVA, an Operating Venture 36% owned by TVA, had an existing Cable network of 1,823 kilometers, with 456,382 Homes Passed and 89,918 subscribers. Canbras TVA is constructing Cable networks in ten cities in the greater Sao Paulo area with a combined population of over
2.8 million. TVA and Canbras TVA currently offer between 50 and 57 analog channels of programming (including off-air channels) on their Cable systems, depending on the market, and have the capability of offering up to 78 analog channels. During the twelve months ended December 31, 1999, TVA and Canbras TVA averaged approximately 1,554 and 2,574 net new Cable subscribers per month, respectively.

The Owned Systems

     TVA Sistema and TVA Sul operate the Company's MMDS and Cable businesses. TVA Sistema operates the Company's MMDS operations in Sao Paulo and Rio de Janeiro and Cable operations in Sao Paulo. TVA Sul operates the Company's MMDS operations in Curitiba and Cable operations in Curitiba, Camboriu, Foz do Iguacu and Florianopolis.

     TVA holds a 98% equity interest in TVA Sistema, and Robert Civita, a Brazilian national and the beneficial owner of 99.99% of the equity interest of Abril, holds the remaining 2% equity interest. The Company holds an 86% equity interest in TVA Sul, and Abril holds the remaining 14%. TVA Sul, in turn, holds a 60% equity interest in CCS-Camboriu Cable System Telecomunicacoes Ltda., the operating company for TVA Sul's services in Camboriu, and an unaffiliated third party holds the remaining 40%.

The Operating Ventures

     The Operating Ventures also operate Cable (Canbras TVA) and MMDS (TV Filme) systems. TVA holds a 36% equity interest (and 51% of the total voting capital) in each of Canbras TVA Cabo and TV Cabo Santa Branca (the "Canbras TVA Companies"). Canbras Participacoes Ltda., a Brazilian company ("Canbras-Par") holds the remaining interests in Canbras TVA Cabo and TV Cabo Santa Branca. Canbras-Par is an affiliate of Canbras Holdings Ltd. and Canbras Communications Corp., a publicly-traded Canadian company, which are affiliates of Bell Canada International, Inc., an affiliate of BCE Inc., Canada's largest telecommunications group. The Canbras Association Agreement provides for each of the Canbras TVA companies to be governed by a management committee of three members, one of which TVA has the right to designate. In addition, TVA agreed to supply to the Canbras TVA Companies all programming regularly supplied to the Owned Systems at "most favored prices" and other terms at which programming is provided to the Owned Systems or to third parties in arm's-length transactions. The Company agreed to grant to Canbras-Par a "right of first refusal" to participate in

Cable licenses that the Company may obtain, directly or indirectly, and Canbras-Par granted to the Company a similar "right of first refusal" to participate in Cable licenses acquired by Canbras-Par. The term of the Canbras Association Agreement is for so long as Canbras-Par or its assignee owns shares "in companies which have the objective of engaging in the cable TV business." The Canbras Association Agreement does not specify the terms and conditions on which any co-investments in Cable licenses are to be made, and such terms and conditions will be negotiated in good faith, on a case-by-case basis, in connection with any future cable license investments.

     As of December 31, 1999, TVA held a 14.7% equity interest in TV Filme. The remaining interests were held by Warburg, Pincus Investors, L.P., which held a 38.8% equity interest; members of the Lins family, Brazilian nationals, who held a 16.2% equity interest; public shareholders, who held a 28.15% equity interest; and certain individuals with a combined 2.15% equity interest (on July 29, 1996, TV Filme completed a public offering of 2.5 million shares of its common stock in the United States at an initial price of $10.00 per share). In August 1999, TV Filme entered into an agreement with a committee representing a majority of the holders of TV Filme's 12.875% Notes due 2004 pursuant to which these Noteholders will receive (i) a $25 million cash payment, (ii) $35 million in new five-year 12% notes and (iii) 80% of the new common shares of the reorganized company. The consummation of this agreement is dependent on necessary government approvals, including the approval of a U.S. bankruptcy court under Chapter 11 of the U.S. bankruptcy code, and the execution of definitive documentation. The Company expects that, should this agreement be approved and executed, the Company's equity interest in TV Filme will be reduced to less than 1%.

Programming

     TVA, through its MMDS and Cable systems, currently provides a programming package consisting of 15 to 57 television channels. TVA programming emphasizes sports, movies, children's programming and news with a secondary emphasis on general entertainment.

     With respect to MMDS and Cable service in TVA's markets, TVA is currently the sole provider of ESPN Brasil, HBO Brasil, HBO Brasil 2, Cinemax, E! Entertainment Television, Mundo, Eurochannel, Film and Art, Locomotion, NHK and ART. In addition, TVA has distribution rights to certain of Brazil's most important soccer championships, including the Sao Paulo and Rio de Janeiro State Championships. TVA is a partner in HBO Brasil Partners, through which it distributes a large volume of programming which management believes is especially important to its subscribers.

     HBO Brasil Partners is a joint venture between TVA, which as of December 31, 1998, held a 24% equity interest, and HBO Ole Partners, a joint venture among Time-Warner, Sony, Ole Communications, Inc. and BVI Television Investments, Inc. (an affiliate of Disney Enterprises, Inc.), which as of the same date held the remaining 76% equity interest. HBO Brasil Partners has exclusive programming contracts with Sony, Time-Warner and certain independent programming distributors. HBO Brasil Partners, through an affiliate, provides the programming for HBO Brasil to TVA. Pursuant to a Partnership Agreement dated April 15, 1994 (the "HBO Agreement"), HBO Brasil Partners is managed by a Partners' Committee comprised of an equal number of agents appointed by TVA and HBO Ole Partners, the other partner. The HBO Agreement provides for the Company to enter into an affiliation agreement with HBO Brasil Partners, pursuant to which the Company pays a monthly fee per subscriber to the partnership.

     In addition, TVA has entered into a number of programming agreements with international programming providers. For example, TVA has entered into agreements with Turner Broadcasting Systems Latin America Inc. (Cartoon Network, TNT, CNN International, CNN Espanol), Fox Latin American Channel Inc. (Fox Latin America, Fox Kids) and Discovery Latin America (People & Arts, Discovery Brasil, Discovery Kids).

     Eurochannel is a channel assembled and distributed exclusively by TVA with respect to Cable and MMDS, with programming acquired from prominent European distributors, such as Canal +, BBC, Channel 4, TF1, France 2/3, Europe Images and Gaumont. Eurochannel's programs, which include European movies, series, mini-series, music specials, concerts, interviews, news, fashion shows, drama and comedies, are broadcast in the original European language with subtitles in Portuguese.

     TVA distributes its programming through its own operations and through sales of programming to the Operating Ventures, the Independent Operators and, to a lesser extent, to competing pay television providers.

     TVA currently offers subscribers the following channels, among others:

     HBO Brasil is the dominant first-run pay television movie channel in Brazil. HBO Brasil airs 24 hours a day, offering an average of 12 different films per day with limited commercial slots. All films are either subtitled or dubbed into Portuguese. In the case of dubbed versions, viewers can listen to the original soundtrack on an SAP (second audio program) channel. TVA also offers HBO Brasil 2, transmitting HBO Brasil films with a six hour time shift. Recently, in some locations, TVA began offering Cinemax, an HBO premium movie channel with a film library complimentary to that of HBO.

     ESPN Brasil, a popular sports channel, provides coverage of Brazilian soccer games and other Brazilian and international sports entertainment programs, mixed with programming from ESPN2.

     ESPN International is the second sports channel offered by TVA, for which TVA recently signed a new non-exclusive 50-year contract automatically renewable for another 50-year period. ESPN International offers a number of different sporting events, which include auto racing, National Football League games, professional tennis matches, Major League Baseball games, and National Basketball Association games. ESPN International also currently provides Portuguese language commentaries exclusively to TVA.

     CNN International features news and information programming, offering international news coverage concerning politics, business, financial and economic developments, 24 hours a day.

     TNT is a movie channel which, pursuant to a non-exclusive agreement with Turner International, Inc., offers the Turner Network Television movie collection, including over 5,000 classic movie titles from MGM. In addition, TNT airs children's programming, documentaries and sporting events. The movies presented by TNT are broadcast in stereo sound and subtitled or dubbed in Portuguese or Spanish. In the case of dubbed versions, viewers can listen to the original soundtrack on a SAP channel.

     Cartoon Network is an animated cartoon channel targeted to children that offers programs such as The Flintstones, The Jetsons, The Smurfs, Yogi Bear and other classic series.

     Discovery Brasil is comprised of programming shown on the US Discovery Channel, based on topics in the areas of nature, science and technology, history, adventure and world cultures. Recently, TVA began offering Discovery Kids, a 24-hour channel featuring the best of Discovery programming for children.

     The Fox Channel presents movies, as well as programs from the 2,000 titles in Fox's library. Fox also presents American television series, such as L.A. Law, M*A*S*H, and The Simpsons, among many others. Recently, TVA began offering Fox Kids, a 24-hour channel featuring the best of Fox programming for children.

     Eurochannel is specially assembled and packaged by TVA and offers subscribers European programming. The channel presents programs from the Spanish Radiotelevision Espanola, the German Deutsche Welle, the BBC, the news from the French TF1, as well as a variety of quality European films. Eurochannel also offers news, sports, music and variety shows.

     MTV Brasil is a 24-hour channel produced by MTV Brasil, a joint venture company owned by Abril and an indirect subsidiary of Viacom International. MTV Brasil is entirely produced in Brazil in Portuguese. MTV Brasil has licensing agreements with the MTV Network, a division of Viacom International, and transmits a combination of music and other video clips, cartoons and local programming.

     Sony Entertainment is primarily a situation-comedy channel, consisting of Sony's film library, including Friends, Seinfeld, Mad About You and E.R.

     The Warner Channel is a family entertainment channel, with new and classic cartoons, children's programs and movies.

     Film and Art is an arts and movie channel, following the same concept as the U.S. version of the Bravo channel, showing high quality, cultural events, such as classical music, jazz, opera, ballet and European movies. TVA inserts local programming, such as Brazilian music and movies, as well as shows performed in Brazil by international artists.

     CMT-Country Music Television is a 24-hour channel with the best of country music programming, including videoclips, shows and interviews with the famous American country artists. CMT programming contains a special block featuring Brazilian artists.

     Mundo presents 24 hours per day of documentaries, biographies and great moments in sports, music and history, including selected programming from the History Channel.

     Cinemax is a 24-hour movie channel offering a different variety of movie each day of the week.

     E! Entertainment Television presents 24 hours per day of reports regarding movies, television, fashion and the arts.

     CBS Telenoticias is the first international news channel in the Portuguese language. Its programming includes international news, the most important news from Brazil and other Latin American countries, as well as selected programs and documentaries from CBS/Eye on People.

     MGM Gold is a movie and series channel with selected productions from the Metro-Goldwin-Mayer studios.

     People and Arts is a 24-hour channel presenting documentaries about arts, personalities and cultures from different countries around the world.

     Nickelodeon is a 24 hour channel for children offering programs such as Rugrats and Bananas in Pijamas.

     RTPi, Radiotelevisao Portuguesa Internacional, is a Portuguese state-owned general entertainment channel produced and assembled in Portugal, airing music events, talk shows, movies, news and documentaries, exclusive to TVA.

     Locomotion is an animation channel with programming targeted to adolescents and adults, such as Dr. Keds and South Park.

     AXN is a films and series channel with emphasis on action and adventure.

     Hallmark features mainly original TV movies.

Operations

     Marketing. The Company periodically conducts marketing surveys to gauge consumer preferences and evaluate new and existing markets. TVA also frequently evaluates the demographics of the subscribers to its programming, seeking to provide programming most in demand. In each market, TVA's marketing staff typically applies one or more of the following programs to attract subscribers:
(i) extensive marketing tied to regional events such as soccer matches, (ii) neighborhood promotional events featuring large screen broadcasts of its channel offerings, (iii) direct mailings, (iv) telemarketing, (v) television, billboard, magazine and newspaper advertisements, (vi) pre-wiring arrangements with residential housing developers and (vii) other promotional marketing activities, including referral programs and promotional gifts.

     Installation. The installation package delivered to a new subscriber depends upon the type of programming delivery service chosen by the subscriber. The MMDS installation package features a standard rooftop mount linked to an antenna and related equipment, including a decoder, located at the subscriber's location. Cable service requires the installation of a cable line and a decoder at the subscriber's dwelling. Once a new subscriber has requested service, the amount of time a subscriber waits for the commencement of service depends on several factors, including type of service, whether the subscriber has access to Cable, whether the subscriber is in a single family home or multiple dwelling unit and whether the topography of the surrounding area makes MMDS service viable. TVA provides installation service to subscribers, either with its own personnel or through local subcontractors. In approximately 80% of all cases, TVA installs its service and begins transmitting programing on the same day in which subscription orders are received.

     Programming Facilities. Programming equipment is used to prepare the programming material for transmission via the Company's MMDS and Cable systems, including compression with respect to Cable service. The programming equipment inserts commercial or promotional material, if appropriate, monitors the quality of the picture and sound, and delivers the material to the multiplexing system. For programming delivered to TVA as taped material, the programming equipment also compiles the various programming segments, inserting commercial and promotional material.

     Compression System. The Company also uses its programming facilities to digitize the programming signals used in TVA's Cable service. Digital technology permits the compression and transmission of a digital signal to facilitate multiple channel transmission through a single channel's bandwidth, thereby giving broadcasters the ability to offer significantly more channels than is currently the case with analog systems. Digitized signals are compressed using the MPEG-1 and MPEG-2 standards (Moving Pictures Expert Group, the international video compression standard).

     Subscriber Service. Management believes that delivering high levels of subscriber service in installation and maintenance enables it to maintain high levels of subscriber satisfaction and to maximize subscriber retention. To this end, TVA attempts to promptly schedule installations, provides a subscriber service hotline in each of the metropolitan areas in which TVA operates, attempts to promptly provide response repair service, and attempts to make follow-up calls to new subscribers shortly after installation to ensure subscriber satisfaction. TVA seeks to instill a subscriber service focus in all its employees through ongoing training and has established an intra-company electronic mail system to provide a forum for employees to exchange ideas concerning ways to increase subscriber satisfaction. TVA also has various employee bonus programs linked to measures of subscriber satisfaction. To enable its employees to provide service more quickly, TVA is working to decentralize its subscriber service operations.

     Management Information Systems and Billing. Management believes that TVA's proprietary management information systems enable TVA to deliver superior subscriber service, monitor subscriber payment patterns and facilitate the efficient management of each of its operating systems. Management believes that TVA's billing procedures are an integral part of its strategy to maintain high levels of subscriber satisfaction and to maximize subscriber retention. Subscribers select the day of the month on which payment for that month's service is due, and pay their bills at a bank through direct transfers, which is the standard payment method in Brazil.

Competition

     General

     TVA and the Operating Ventures compete with pay television service providers using Cable, MMDS and DBS transmission technologies. The Company expects to continue to face competition from a number of existing and future sources, including potential competition as a result of new and developing technologies and the easing of regulation in the pay television industry. TVA believes that competition is and will continue to be primarily based upon program offerings, customer satisfaction, quality of the system network and price. Since there is a very limited history of pay television services in Brazil, there can be no assurance that, based on the potential size of the Brazilian pay television industry, the pay television market will be able to sustain a number of competing pay television providers. The Company and the Operating Ventures also compete with national broadcast networks and regional and local broadcast stations.

     MMDS and Cable Service

     The Company competes with other major Cable and MMDS operators in each of its principal markets. TVA's principal competitors in Cable service are operations owned or controlled by Globo Cabo S.A. and Net Sul Comunicacoes S.A. ("Net Sul"). On September 4, 1998, the shareholders of Multicanal Participacoes ("Multicanal") approved a transaction with Globo Cabo Holding ("GC Holding"), its controlling shareholder, pursuant to which the cable television and MMDS operations of Globo Cabo Participacoes ("GC Par"), a wholly- owned subsidiary of GC Holding, were merged with an into Multicanal in a share-for-share exchange. Concurrently, the merged company was renamed Globo Cabo S.A. ("Globo Cabo"). At the time of the merger, GC Par controlled three cable television systems and one MMDS operation: Net Sao Paulo, Net Rio, Net Brasilia, and Net Recife. Additionally, GC Par held an unconsolidated 50% stake in Unicabo, which provides cable television services to six medium-sized cities in the interior of the state of Sao Paulo. At the time of the merger, Multicanal controlled cable operations in eleven cities, including Sao Paulo, Belo Horizonte, Goiania, Anapolis, Campo Grande and several cities in the interior of the state of Sao Paulo. Net Sul operates Cable services in 25 cities in the southern of Brazil and provides MMDS service in Porto Alegre and Curitiba. Globo Comunicacoes e Participacoes Ltda. ("Globo Par") and TV Globo, the owners of Brazil's most popular off-air channels (together, "Globo"), control, or have significant interests, in Globo Cabo and Net Sul. The systems controlled by Globo Cabo and Net Sul offer a similar number of channels of programming at prices comparable to those charged for TVA's MMDS and Cable service. Each of these systems broadcasts programming purchased from TVA as well as from other sources.

     DBS Service

     The Company also competes with providers of Ku-Band service in Brazil, principally Net Sat Servicos Ltda. ("Net Sat") and DIRECTV. Globo Par has a controlling interest in Net Sat, whose other equity holders include News Corporation plc, a subsidiary of The News Corporation Limited. Net Sat currently offers 110 audio and video channels of programming (including pay-per-view channels), while DIRECTV currently offers 128 channels of audio and video programming, including 35 pay-per-view channels. In addition, Tectelcom-Tecnica em Telecomunicacoes launched its Ku-Band service with 91 audio and video channels in the second quarter of 1998. DIRECTV is also the sole provider of digital C-Band service in Brazil, offering a package of 26 channels (including nine SAP channels).

     Off-Air Broadcast Television

     Broadcasting services are currently available to substantially all of the Brazilian population without payment of a subscription fee by six privately-owned national broadcast television networks and a government-owned national public television network. The six national broadcast television networks and their local affiliates currently provide services to nearly all Brazilian TV Homes without payment of a subscription fee. The national broadcast television networks and local broadcast stations receive a significant portion of their revenues from the sale of television advertising, which revenues are based in part on the audience share and ratings for the networks' programs. Programming offered by pay television providers, including TVA, directly competes for audience share and ratings with the programming offered by broadcast television networks as well as regional and local television broadcasters. The six national broadcast television networks are Globo, SBT, Bandeirantes, Rede TV, TV Record and Gazeta/CNT. The national television networks utilize one or more satellites to retransmit their signals to their local affiliates throughout Brazil.

     Programming Sales

     TVA competes with a variety of Brazilian and international programming providers for sales of its programming to the Operating Ventures and Independent Operators. In addition, TVA competes with other pay television operators to purchase programming from some of these Brazilian and international sources.

Regulatory Framework

     The subscription television industry in Brazil is subject to regulation by the Agencia Nacional de Telecomunicacoes ("ANATEL"), an independent federal agency, pursuant to Law No. 9472/97 ("Law 9472"), Law No. 9295/96 ("Law 9295")
and Law No. 8977/95 ("Law 8977"). ANATEL is authorized to grant concessions for MMDS, Cable, DBS, and UHF licenses.

     MMDS Regulations

     General. Law 9472 authorizes ANATEL, among other things, to issue, revoke, modify and renew licenses within the spectrum available to MMDS systems, to approve the assignments and transfer of control of such licenses, to approve the location of channels that comprise MMDS systems, to regulate the kind, configuration and operation of equipment used by MMDS systems, and to impose certain other reporting requirements on channel license holders and MMDS operators. The licensing and operation of MMDS channels are currently governed by Decree No. 2196/97 ("Decree 2196"), Ordinance No. 254/97 (as amended by Ordinance No. 319/97, "Ordinance 254") and Rule No. 002/Rev. 97 ("Rule 002"). Under these regulations, MMDS is defined as the special service of telecommunication which uses microwaves to transmit codified signals to be received in pre-established points on a contractual basis.

     Licenses. ANATEL grants licenses and regulates the use of channels by MMDS operators to transmit video programming, entertainment services and other information. A maximum of 31 MMDS channels (constituting a spectrum bandwidth of 186 MHz) may be authorized for use in an MMDS market. While licenses are usually granted for the use of up to 16 channels, depending on technical feasibility and the existence of competition, ANATEL can grant a license for all 31 channels available in one specific area. If the license is for 16 or more channels, at least two channels must be reserved for educational and cultural programming. If the license involves 15 or fewer channels, there is no obligation to reserve any channel for educational and cultural purposes. In each of the Company's Sao Paulo and Rio de Janeiro markets, up to 31 MMDS channels are available for MMDS (in addition to any local off-air VHF/UHF channels which are offered).

     An MMDS license is granted for a renewable period of 15 years. The application for renewal of a license must be filed with ANATEL during the period from 18 months before the end of the license term. To renew the license, the license holder must (i) meet applicable legal and regulatory requirements, (ii) have complied with all legal and contractual obligations during the term of such license and (iii) meet certain technical and financial requirements.

     Under the most recently promulgated provisions of Rule 002, each license holder and its affiliates may be granted permission to operate MMDS systems in different areas of Brazil, provided that no holder may be granted licenses for
(i) more than seven municipalities with a population equal to or exceeding 700,000 inhabitants and (ii) more than 12 municipalities with a population between 300,000 and 700,000 inhabitants. The restrictions only apply to areas in which the MMDS system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Rule 002 grants ANATEL full discretion to alter or eliminate the restrictions. The term affiliate is defined by Rule 002 as any legal entity that directly or indirectly holds at least 20% of the voting capital. The Company currently controls five MMDS licenses in cities of more than 700,000 inhabitants (Sao Paulo (2), Rio de Janeiro, Curitiba and Porto Alegre), but in each such city TVA has at least one competitor. Prices for pay television services may be freely established by the system operator, although ANATEL may interfere in the event of abusive pricing. ANATEL may impose penalties including fines, suspension or revocation of the license if the license holder fails to comply with applicable regulations or becomes legally, technically or financially unable to provide MMDS service. ANATEL also may intervene to the extent operators engage in unfair practices intended to eliminate competition.

     ANATEL awards licenses to use MMDS channels based upon applications demonstrating that the applicant is qualified to hold the license, that the proposed market is viable and that the operation of the proposed channels will not cause impermissible interference to other permitted channels. After ANATEL determines that an application has met these requirements, it publishes a notice requesting comments from all parties interested in providing the same services in the same or a near area. Depending on the comments received, ANATEL may decide to open a public bid for the service in that area, although it has not done so in the past. In the case of a public bid, applicants would be evaluated based on a number of factors including the applicant's proposed schedule for implementing commercial operations, the applicant's commitment to local programming and the extent to which the applicant provides free programming to local cultural and educational institutions. Once an MMDS license application is granted by ANATEL, the license holder must finalize construction and begin operations within 12 months, which period may be extended by an additional 12 months.

     In addition to qualifying under the application process described above, a license holder must also demonstrate that its proposed signal does not violate interference standards in the area of another MMDS channel license holder. To this end, existing license holders are given a 30-day period in which to ascertain and comment to ANATEL whether the new license holder's proposed signal will interfere with existing signals. The area covered by the services is to a radius of five to 50 kilometers around the transmission site, depending on the technical capability of the operator.

     Other Regulations. MMDS license holders are subject to regulation with respect to the construction, marketing and lighting of transmission towers pursuant to the Brazilian Aviation Code and certain local zoning regulations affecting construction of towers and other facilities. There may also be restrictions imposed by local authorities. The subscription television industry also is subject to the Brazilian Consumer Code. The Consumer Code entitles the purchasers of goods or services to certain rights, including the right to discontinue a service and obtain a refund if the services are deemed to be of low quality or not rendered adequately. For instance, in case of a suspension of the transmission for a given period, the subscriber shall be entitled to a discount on the monthly fees. Rule No. 002 contains certain provisions relating to consumer rights, including a provision for mandatory discounts in the event of interruption of service. The Company, as of December 31, 1998, had not been required to repay any amounts or provide any discounts due to interruptions of service. However, the Company does refund prepaid installation service fees when the Company discovers such service is unavailable for whatever reason.

     Due to the regulated nature of the subscription television industry, the adoption of new, or changes to existing, laws or regulations or the interpretations thereof may impede the Company's growth and may otherwise have a material adverse effect on the Company's results of operations and financial condition.

     Cable Regulation

     General. Cable services in Brazil are licensed and regulated by ANATEL pursuant to Law No. 8977/95 ("Law 8977"), Decree No. 2206/97 ("Decree 2206"),
which authorized the regulation of Cable Services, and Ordinance 256/97 ("Ordinance 256"), which approved the Norma Complementar do Servico de TV a Cabo regulating the granting of licenses for, and the operation of, Cable services. Until Law 8977 was enacted in 1995, the Brazilian Cable industry had been governed by two principal regulatory measures since its inception in 1989:
Ordinance No. 250, issued by the Ministry of Communications on December 13, 1989 ("Ordinance 250"), and its successor, Ordinance No. 36, issued by the Ministry of Communications on March 21, 1991 ("Ordinance 36").

     Ordinance 250 regulated the distribution of television signals ("DISTV") by physical means (i.e., by Cable) to end-users. DISTV services generally are limited only to the reception and transmission of signals without any interference by a DISTV operator with the signal content. Under Ordinance 250, 101 authorizations were granted by the Ministry of Communications to local operators to commercially exploit DISTV services. Although Ordinance 250 did not specifically address Cable services, a number of DISTV operators (including the Company's Cable systems) began to offer Cable services based on DISTV authorizations.

     Licenses. Under Law 8977, a Cable operator must obtain a license from ANATEL in order to provide Cable services in Brazil. All Cable licenses are nonexclusive licenses to provide Cable services in a service area. Cable licenses are granted by ANATEL for a period of 15 years and are renewable for equal and successive periods. Renewal of the Cable license by ANATEL is mandatory if the Cable system operator has (i) complied with the terms of the license grant and applicable governmental regulations and (ii) agrees to meet certain technical and economic requirements relating to the furnishing of adequate service to subscribers, including system modernization standards.

     Ordinance No. 256/97 ("Ordinance 256") imposes restrictions on the number of areas that can be served by a Cable television system operator (or an affiliate thereof). Pursuant to Ordinance 256, a Cable system operator (or an affiliate thereof) may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of 300,000 or more and less than 700,000. The restrictions only apply to areas in which the Cable system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Ordinance 256 grants ANATEL full discretion to alter or eliminate the restrictions. The term affiliate is defined by Ordinance 256 as any legal entity that directly or indirectly holds at least 20% of the voting capital of another legal entity or any of two legal entities under common ownership of at least 20% of their respective voting capital. The Company currently controls two Cable licenses in cities of more than 700,000 inhabitants (Sao Paulo and Curitiba), but in each such city TVA has at least one competitor.

     Generally, only legal entities that are headquartered in Brazil and that have 51% of their voting capital by Brazilian-born citizens or persons who have held Brazilian citizenship for more than 10 years are eligible to receive a license to operate Cable systems in Brazil. In the event that no private entity displays an interest in providing Cable services in a particular service area, ANATEL may grant the local public telecommunications operator a license to provide Cable services.

     Cable operators that previously provided Cable services under a DISTV authorization granted under Ordinance 250 were required under Law 8977 to file applications to have their DISTV authorizations converted into Cable licenses. Ordinance 256 grants a one year period from the date a DISTV authorization is converted into a cable television license for any Cable system operator to comply with the restrictions. The Company's

Cable systems, all of which were operating under DISTV authorizations, applied for conversion of their DISTV authorizations and received approval for such conversion from the Ministry of Communications.

     Cable licenses for service areas not covered by existing authorizations will be granted pursuant to a public bidding process administered by ANATEL after prior public consultation. All such licenses shall be nonexclusive licenses. In order to submit a bid for a license, a bidder must meet certain financial and legal prerequisites. After such prerequisites are met, a bidder must then submit a detailed bid describing its plan to provide Cable services in the service area. In the qualification phase of the bidding process, ANATEL assigns a number of points to each bid based on certain weighted criteria, including the timetable for offering subscription programming; the time allocated to local public interest programming; the number of channels allocated to educational and cultural programming; and the number of establishments, such as schools, hospitals and community centers, to which basic service programming will be offered free of charge. After calculating the number of points awarded to each bidder, ANATEL will then apply a formula based on the population of the service area to select the winning bid from among those bidders that meet certain defined minimum qualifying thresholds. For service areas with a population of 700,000 or more inhabitants, the qualified bidder that submits the highest bid for the license will be selected. For service areas with a population between 300,000 and 700,000 inhabitants, the winning bid is selected based on the highest product obtained by multiplying the number of points awarded in the qualification phase and the amount bid for the license. For service areas with less than 300,000 inhabitants, the winning bid is selected on the basis of the number of points awarded in the qualification phase and the payment of a fixed fee.

     Once a Cable license is granted, the licensee has an 18 month period from the date of the license grant to complete the initial stage of the installation of the Cable system and to commence providing Cable services to subscribers in the service area. The 18 month period is subject to a single 12 month extension for cause at the discretion of ANATEL.

     Any transfer of a Cable license is subject to the prior approval of ANATEL. A license generally may not be transferred by a licensee until it has commenced providing Cable services in its service area. Transfers of shares causing a change in the control of a license or the legal entity which controls a license also is subject to the prior approval of ANATEL. ANATEL must receive notice of any change in the capital structure of a licensee, including any transfer of shares or increase of capital that do not result in a change of control.

     A license can be revoked, upon the issue of a judicial decision, in the event the licensee lacks technical, financial or legal capacity to continue to operate a Cable system; is under the management of individuals, or under the control of individuals or corporations who, according to Law 8977, do not qualify for such positions; has its license transferred, either directly or by virtue of a change in control, without the prior consent of ANATEL; does not start to provide Cable services within the time limit specified by Law 8977; or suspends its activities for more than thirty consecutive days without justification, unless previously authorized by ANATEL.

     Cable Related Service Regulation

     General. Brazilian telecommunications services are governed primarily by
(i) Article 21 of the Federal Constitution, as amended by Amendment No. 8 of August 15, 1995 ("Amendment 8"), (ii) the Telecommunications Code (Law No. 4117 of August 27, 1962, as amended), (iii) Law 9472, (iv) Law 9295 and (v) Law 8977. The Brazilian Government also has issued detailed regulations covering specific areas of telecommunications services, including radio broadcasting, paging, trunking, subscription television, Cable television and cellular telephony. ANATEL is responsible for the regulation of telecommunications services in Brazil. Prior to its amendment in 1995, Article 21 of the Federal Constitution required the Brazilian Government to operate directly, or through concessions granted to companies whose shares are controlled by the Brazilian Government, all telephone, telegraph, data transmission and other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebras, which held controlling interests in 27 regional telephone operating companies. With the adoption of Amendment 8, Article 21 was modified to permit the Brazilian Government to operate telecommunications services either directly or through authorizations, concessions or permissions granted to private entities. In particular, Amendment 8 removed the constitutional requirement that the Brazilian Government must either directly operate or control the shares of companies which operate telecommunications services. Even with the adoption of Amendment 8, the Brazilian Government still retains broad regulatory powers over telecommunications services. Notwithstanding the existence of the Telebras monopoly, private companies have been permitted under Brazilian law to provide a number of telecommunications services other than telephony, including radio broadcasting, paging, trunking, subscription television and cable television services. However, fixed public telephony and cellular telephony were exclusively provided by Telebras through its regional telephone operating companies. In 1998 the Ministry of Communications and ANATEL concluded the privatization of all public fixed and cellular telephone companies.

     High-Speed Cable Data Services. Law 8977 and Decree 2208, among other things, authorize cable television operators, such as the Company, in addition to furnishing video and audio signals on their cable networks, to utilize their networks for the transmission of meteorological, banking, financial, cultural, price and other data. This broad grant of authority is understood to permit Cable television operators to furnish services such as interactive home banking and high-speed Cable data services to subscribers through their cable television networks, although a simplified licensing procedure for high-speed Cable data services may be installed by ANATEL in the future.

     On November 29, 1999, ANATEL issued Regulation 190, which authorized the use of subscriber communication networks (such as Cable systems) by unidirectional or bidirectional value-added service providers. Regulation 190 also regulates certain terms between value-added service providers and subscriber network operators. TVA is subject to Resolution 190 both as a cable operator (through TVA Sistema) and a provider of high speed internet service (through @Jato).

     Cable Telephony. In accordance with Law 8977, the Company is not permitted to furnish fixed telephone services in Brazil without a specific license to do so. Therefore, absent a change in Brazilian law, the Company would not be permitted to furnish cable telephony on its network. There are, however, certain limited regulatory exceptions pursuant to which private entities other than Telebras and the regional telephone operating companies have been permitted to provide limited fixed telephony services in Brazil. Under one particular exception, certain private telephone networks (Centrais Privadas de Comutacao Telefonica or "CPCT") serving "condominiums" (as such term is defined under Brazilian law) have been permitted to interconnect their private telephone networks to the public telephone network operated by the local telephone operating company. A CPCT is comparable to a private branch exchange (PBX) found in some larger apartment complexes, hotels and businesses in the United States. Under Brazilian law, the term "condominium" refers to residential and nonresidential buildings or building complexes that have entered into a legal association. In practice, a condominium desiring to establish a CPCT will generally contract with a private service provider to install, operate and maintain the CPCT and to secure interconnection with the public telephone network. Ordinance No. 119/90 of 10 December 1990 ("Ordinance 119"), which was issued by the predecessor to the Ministry of Communications, sets forth requirements for the interconnection of CPCTs with the public telephone network. In general the installation, operation and maintenance of a CPCT does not require any authorization from the Ministry of Communications or Telebras. In order to interconnect with the public telephone network, a CPCT must comply with the requirements set forth in Ordinance 119. Such requirements primarily relate to meeting technical equipment certification and acceptance standards. Assuming that such standards are met, the regional telephone operating company is required under Ordinance 119 to interconnect the CPCT requesting interconnection to the public telephone network. The Company believes that, under current Brazilian law, Cable television operators can utilize their Cable television networks in order to facilitate the installation and operation of a CPCT. Furthermore, under the authority granted by Ordinance 119, CPCTs may be interconnected through Cable television networks to the public telephone network.

     Other. On November 24, 1999, ANATEL and ANEEL (Agencia Nacional de Energia Eletrica, or National Electric Energy Agency) published Joint Resolution No. 001, which sets guidelines for the use of infrastructure among the electric energy, telecommunications and oil industries in order to maximize the use of resources and reduce operating costs. TVA has initiated an arbitration proceeding with Centrais Eletricas de Santa Catarina--CELESC and Companhia Paranaense de Energia Eletrica--COPEL in order to resolve certain questions relating to TVA's contracts with these entities, particularly with respect to pole rental fees.

ITEM 2. DESCRIPTION OF PROPERTY

     The Company owns most of the assets essential to its operations. The major fixed assets of the Company are coaxial and fiber optic cable, converters for subscribers' homes, electronic transmission, receiving, processing and distribution equipment, microwave equipment and antennae. The Company leases certain distribution facilities from third parties, including space on utility poles, roof rights and land leases for the placement of certain of its hub sights and head ends and space for other portions of its distribution system. The Company leases its offices from third parties, with the exception of certain offices of TVA Sul, located in Curitiba, State of Parana, which are owned by the Company. The Company also owns its data processing facilities and test equipment.

ITEM 3. LEGAL PROCEEDINGS

     The Company is party to certain legal actions arising in the ordinary course of its business which, individually or in the aggregate, are not expected to have a material adverse effect on the consolidated financial position of the Company. As of December 31, 1999, the Company had reserved approximately $2.4 million as contingent liabilities in connection with certain litigation contingencies, involving primarily claims by persons arising in connection with the termination of their employment.

     The Company's operating companies are currently defending a lawsuit brought by the Escritorio Central de Arrecadacao e Distribuicao (Central Collection and Distribution Office, or "ECAD"), a government-created entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. The suit was filed against TVA in the Tribunal de Justica do Estado de Sao Paulo, the 16 Vara Civel do Estado de Sao Paulo, the Tribunal de Justica do Estado do Parana and the Tribunal de Justica do Estado de Santa Catarina. The suit was filed against TV Filme in the Tribunal de Justica do Estado de Goias, the Tribunal de Justica do Distrito Federal and the Tribunal de Justica do Estado do Para and against Canbras TVA in the Tribunal de Justica do Estado de Sao Paulo. ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The suits are currently being submitted to the Superior Tribunal de Justica in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television. Although the Company intends to continue to vigorously defend these suits, the loss of such suits may have a material adverse effect on the consolidated financial position of the Company. Based on agreements reached by ECAD with other Brazilian television operators, however, management believes that it can reach a negotiated settlement to these suits whereby the Company would make monthly payments to ECAD in an amount significantly lower than that sought by ECAD.


ITEM 4. CONTROL OF REGISTRANT

     Tevecap has one class of capital stock, common shares, authorized and outstanding. As of December 31, 1999, 226,338,285 common shares were outstanding, representing authorized social capital of R$478,740,715.

The following table sets forth, as of December 31, 1999, information regarding the beneficial ownership of Tevecap's common shares:


                                                                   Number of Common
        Shareholder                                                  Shares Owned      Percentage
        -----------                                                ----------------    ----------

        Abril S.A .................................................   140,700,748         62.2%
        Falcon International Communications (Bermuda) L.P.(a) .....    27,930,827         12.3
        Hearst/ABC Video Services II(b) ...........................    34,714,031         15.3
        Cable Participacoes Ltda.(b) ..............................     4,628,536          2.0
        Chase Manhattan International Finance Ltd.(c) .............    18,364,122          8.1
        All directors and executive officers as a group ...........            21         --(d)


(a)  A subsidiary of Falcon International Communications L.L.C.

(b) Each of Hearst and ABC indirectly holds a 50% equity interest in each of Hearst/ABC Video Services II and Cable Participacoes Ltda.

(c) 11,496,329 and 6,867,793 of the shares beneficially owned by Chase Manhattan International Finance Ltd. ("CMIF") are held of record by two wholly-owned subsidiaries of CMIF (the "Chase Parties"). In December 1995, CMIF sold a portion of the shares beneficially owned by it to Hearst and ABC.

(d)  Less than 1%.

     The relations among the Company's equity holders are governed by a Stockholders Agreement (the "Stockholders Agreement"), dated December 6, 1995, among Tevecap, Robert Civita, Abril, the Chase Parties, Falcon International and HABC II and CPL (together with HABC II, "Hearst/ABC Parties" and together with Robert Civita, Abril, the Chase Parties and Falcon International, the "Stockholders"). The following describes certain terms of the Stockholders Agreement, as amended.

     Transfer of Shares. Any Stockholder desiring to transfer shares of capital stock to any third party, including another Stockholder, must first offer such shares to Tevecap and all of the other Stockholders. Tevecap has the right to determine first whether to purchase such shares; if Tevecap elects not to exercise its right to purchase the shares, the other Stockholders may elect to purchase such shares. If Tevecap or the other Stockholders decide to purchase the offered shares, all of such shares must be purchased. If neither Tevecap nor the other Stockholders offer to purchase all of the offered shares, the Stockholder desiring to sell such shares may sell the shares to any person, provided that (i) all of the shares are sold simultaneously within six months after the decision by Tevecap and the Stockholders not to purchase the shares,
(ii) Tevecap has not determined that the person making such purchase is a stockholder of undesirable character, lacks necessary financial capacity or competes with the Company, and (iii) the price for sale to such third party is at least 90% of the price offered to the Company and the other Stockholders. The provisions regarding transfers of shares do not apply to transfers to certain affiliates of the Stockholders. In addition, the Stockholders have preference over all other persons or entities to subscribe for new issuances of capital stock by the Company in proportion to their existing ownership of capital stock.

     Event Put Options. Upon the occurrence of certain defined "triggering events" each of the Stockholders, other than Abril, may demand that Tevecap buy all or a portion of the shares of capital stock of Tevecap held by such Stockholder, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded (collectively referred to as an "Event Put"). The triggering events are: (i) the amount of capital stock held by such Stockholder exceeds the amount allowed under any legal restriction to which such Stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by Robert Civita, Abril, any of the respective affiliates of Robert Civita or Abril or Tevecap of any representation, warranty, covenant or duty made or owed pursuant to the Stockholders Agreement, the Stock Purchase Agreement, dated August 25, 1995, among Robert Civita, Abril, the Chase Parties, and certain other parties, or the Stock Purchase Agreement, dated December 6, 1995, among Tevecap, Robert Civita, Abril, HABC Parties, the Chase Parties, Falcon International and certain other parties; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) Robert Civita ceases to directly or indirectly hold without the approval of the Stockholders 31.258% of the capital stock and voting capital stock of Tevecap or he ceases to control the voting capital stock held by his affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement, dated July 22, 1994, as amended, among Tevecap, Televisao Show Time Ltda. ("TV Show Time"), TVA Brasil Radioenlaces Ltda. ("TVA Brasil") and Abril, each of which holds certain licenses covering certain operations of TVA, ceases to be valid or effective or TV Show Time, TVA Brasil or Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy or (vi) another Stockholder exercises an Event Put, other than a Regulatory Put. The price to be paid in connection with an Event Put is set at fair market value determined by appraisal or by a multiple of Tevecap's most recent quarterly earnings.

     Time Put Options. In addition, pursuant to the Stockholders Agreement, Falcon International may demand that Tevecap buy all or any portion of the shares of capital stock of Tevecap held by Falcon International if such shares are not publicly registered, listed or traded by September 22, 2002 (the "Falcon Time Put"). The price to be paid in connection with the Falcon Time Put is fair market value determined in the same manner as an Event Put.

     Registration Rights. The Chase Parties, considered together, the Hearst/ABC Parties or Falcon International may request that the Company effect the registration of any or all of the capital stock held by such Stockholder. However, the Company is not obligated to effect more than one registration requested by a Stockholder in any 12 month period or more than three registrations requested by a Stockholder in total. The capital stock that is the subject of the registration demand must be of a certain minimum amount. In addition, Tevecap must offer each Stockholder other than Abril the opportunity to register capital stock held by such Stockholder, subject to standard reductions in amount such Stockholder may register as recommended by the managing underwriter. Tevecap is obligated to pay all registration expenses other than underwriting discounts and commissions or transfer taxes, and Tevecap is only obligated to pay for the fees and expenses of Tevecap's counsel and accountants.

     Board of Directors. Tevecap is governed by a board of directors with 11 members. Under the Stockholders Agreement, Abril designates five members, Falcon International designates two members, the Chase Parties together designate one member, and Hearst/ABC Parties designates 2 members. The final member is an independent member nominated by Abril and designated by an affirmative vote of all shareholders entitled to designate a director. The affirmative vote of members of the board representing the Chase Parties, Falcon International and Hearst/ABC Parties is required for: acquisition of ownership interests in other companies; acquisition or liens on equity in other companies or liens on assets other than in ordinary course and in aggregate less than $500,000; incurrence of indebtedness of less than one year maturity and in an amount greater than $1,000,000; incurrence of indebtedness of greater than one year maturity except trade debt and in an aggregate amount of less than $500,000; loans on advance payments; non-financial guarantees in aggregate totaling more than $100,000; transactions with affiliates; and modifications to the Service Agreement. Tevecap must obtain the approval of Hearst/ABC Parties before entering into contracts in excess of $1,000,000 in value and making any material programming decisions. Tevecap must obtain the approval of Falcon International before entering into contracts in excess of $1,000,000. Tevecap must obtain the approval of each of Hearst/ABC Parties, the Chase Parties and Falcon International before any corporate restructuring or any public offering of securities of Tevecap.

     Required Dividend. Tevecap is required by the terms of the Stockholders Agreement to pay annual dividends equal to the net cash flow of Tevecap or 25% of the net consolidated profit (as defined by Brazilian law) of Tevecap. Since inception, Tevecap has never declared a dividend.


ITEM 5.  NATURE OF TRADING MARKET

     The Company's outstanding registered securities consist solely of the Company's 125/8% Senior Notes due 2004 that were registered under the Securities Act pursuant to an Exchange Offer which expired on May 23,

1997 and a subsequent Exchange Offer which expired on December 10, 1997. There is no formal trading market for such securities.

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are two legal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad, such as a repurchase by the Company of the Senior Notes. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The "Commercial Market Rate" is the commercial selling rate for Brazilian currency into US dollars, as reported by the Central Bank. The "Floating Market Rate" generally applies to transactions to which the Commercial Market Rate does not apply. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

     On August 1, 1993, the cruzeiro real replaced the cruzeiro as the unit of Brazilian currency, with each cruzeiro real being equal to 1,000 cruzeiros. Beginning in December 1993, the Brazilian Government began implementation of the Real Plan, which was intended to reduce inflation. On July 1, 1994, the real replaced the cruzeiro real as the unit of Brazilian currency, with each real being equal to 2,750 cruzeiros reais and having an exchange rate of R$1.00 to US$1.00. According to Brazilian law, the issuance of reais is controlled by quantitative limits backed by a corresponding amount of US dollars in reserves, but the Brazilian Government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real and the US dollar (R$1.00 to US$1.00) as a ceiling.

     On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell US dollars, establishing a band (faixa de flutuacao) in which the exchange rate between the real and the US dollar could fluctuate. The Central Bank initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that, from and after May 2, 1995, the band would fluctuate between R$0.86 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank issued a new directive providing that the band would be between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank issued another directive providing that the band would be between R$0.91 and R$0.99 per US$1.00 and subsequently reset the band on January 30, 1996 to between R$0.97 and R$1.06 per US$1.00. Upon resetting the band on January 30, 1996, the Central Bank adjusted the exchange rate within such band on a number of occasions, generally in increments of R$.001, by means of buying and selling US dollars in electronic auctions. The band was adjusted from time to time and, throughout 1998, the real traded generally between R$1.12 and R$1.22 per $1.00.

     On January 13, 1999, the Central Bank attempted a limited devaluation of the real by modestly elevating the band width in which the real was allowed to trade. When this limited devaluation proved unsuccessful, the Central Bank announced that it would no longer use its foreign currency reserves to protect the value of the real (with the exception of limited interventions to restrain abrupt fluctuations in the exchange rate), thereby allowing the real to float freely against other currencies. Consequently, in the weeks following the initial devaluation, the real has lost more than 40% of its value against the U.S. dollar. There can be no assurance that the Central Bank will not institute a new band in the future or that the real will not devalue further.

     On January 25, 1999, in the wake of the devaluation and the adoption of a floating exchange regime, the National Monetary Council adopted Resolution No. 2588, effective as of February 1, 1999. Pursuant to such resolution, banks that are authorized to operate in the Commercial Market are required to unify their positions in the two different markets. These markets are now differentiated solely for regulatory purposes. As a result of Resolution No. 2588, since February 1, 1999 the Commercial Market rate and the Floating Market rate have offered identical pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. Certain specific and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. Certain specific foreign exchange transactions are carried out through the Commercial Market and registered with the Central Bank, which issues a Certificate of Registration. Such Certificate of Registration allows the remittance of funds abroad as authorized by such Certificate of Registration.

     On December 31, 1999 and June 15, 2000, the Commercial Market rate as reported by the Central Bank was R$1.789 per $1.00 and R$1.808 per $1.00, respectively.

     The following table provides the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated.

                                           Exchange Rates of reais per U.S. $1.00(1)
                           --------------------------------------------------------------------------
Year Ended:                   Low                 High                Average(2)            Period End
                           --------              --------             ----------            ----------

December 31, 1994 ......   0.120444              1.000000              0.458968              0.848000
December 31, 1995 ......   0.834000              0.972600              0.921583              0.972500
December 31, 1996 ......   0.972500              1.039400              1.007992              1.039400
December 31, 1997 ......   1.039500              1.116400              1.079058              1.116400
December 31, 1998 ......   1.116500              1.208700              1.162110              1.208700
December 31, 1999 ......   1.207800              2.164700              1.816200              1.789000


(1) Amounts have been translated from the predecessor currencies in effect during the relevant period, at the buying rates of exchange at the time the successor currency became the lawful currency of Brazil. The exchange rates at which the predecessor currencies were converted are described herein.

(2) Calculated as the average of the month-end exchange rates during the relevant period.

Source: Central Bank of Brazil.

     Brazilian law provides that, whenever there is, or is a serious risk of, a material imbalance in Brazil's balance of payments, the Brazilian Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, as well as on the conversion of the Brazilian currency into foreign currencies.

     The Brazilian Government currently restricts the ability of Brazilian or foreign persons or entities to convert Brazilian currency into US dollars or other currencies other than in connection with certain authorized transactions. The can be no assurance that the Brazilian Government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting the Company's access to foreign currency that would be required to meet its foreign currency obligations, including payments under the 12-5/8% Senior Notes due 2004 issued by Tevecap in November 1996. The likelihood of the imposition of such restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the International Monetary Fund and political constraints to which Brazil may be subject.

ITEM 7. TAXATION

Brazil

     The following is a summary of the material Brazilian income tax consequences to Tevecap in connection with the sale and repayment of Tevecap's 12 5/8% Senior Notes due 2004 (the "Senior Notes") including any interest thereon) and to beneficial owners of the Senior Notes that are non-residents of Brazil in connection with the purchase, ownership and disposition of such Senior Notes. This summary is limited to Tevecap and to non-residents of Brazil which acquire the Senior Notes at the original issue price, and does not address investors who purchase Senior Notes at a premium or market discount. In addition, this summary is based on the Brazilian tax regulations as presently in effect and does not take into account possible future changes in such tax laws.

     Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). The earnings of branches of foreign companies and non- Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the Senior Notes and the price at which the Senior Notes are redeemed) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. Notwithstanding the foregoing, the applicable withholding tax rate for negotiable instruments such as the Senior Notes was reduced to zero, pursuant to Resolutions 1853 of July 31, 1991 and 644 of October 22, 1980 of the Central Bank, subject to Central Bank Circular 2661 of February 8, 1996, which restricts such withholding tax reductions to negotiable instruments having a minimum maturity of 96 months. As a result, since the Senior Notes have an original maturity of 96 months, such reduction will apply to payments of interest and other income with respect to the Senior Notes.

     If, however, any Note is redeemed prior to November 26, 2004, such reduction will not apply and, therefore, upon such redemption the Brazilian withholding tax will be imposed on the amount of interest, fees and commissions paid on such Senior Notes from the date of issue through the date of redemption. Based on the advice of its Brazilian tax counsel, Tevecap believes and intends to take the position for tax reporting purposes that, in the event of any such early redemption to which such withholding tax applies, so long as the paying agent through which such payment is made is located in Japan and payment to such paying agent discharges the obligations of Tevecap to make payments in respect of the Senior Notes, interest and other income with respect to the Senior Notes will be subject to Brazilian withholding tax at a rate of 12.5% under the tax treaty in effect between Brazil and Japan. In any event, under the terms of the Senior Notes, Tevecap would be required to gross up Noteholders for any Brazilian withholding tax, subject to customary exceptions. Tevecap has the right to redeem the Senior Notes at par in the event that it is required to gross up for Brazilian withholding tax imposed at a rate in excess of 15%.

     Any earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Senior Notes by a non-resident of Brazil to another non-resident of Brazil are not subject to tax in Brazil. Earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Senior Notes by a non-resident of Brazil to a resident of Brazil should not be subject to tax in Brazil, although the matter is not free from doubt.

     On February 8, 1996, the Brazilian Federal Government issued Decree No. 1,815, which imposed a tax on Brazilian issuers with respect to foreign exchange transactions ("IOF tax") related to the entering into Brazil of proceeds resulting from foreign loans (including the issue of securities such as the Senior Notes). The rate of IOF tax paid by the Company with respect to the issuance of the Senior Notes was zero %. Decree No. 1,815 was revoked by Decree No. 2,219 of May 2, 1997 which currently regulates the IOF tax. The IOF tax rate was reduced to zero upon the adoption of Ordinance No. 85 on April 24, 1997. However, under Law No. 8.894 dated June 21, 1994, such tax rate may be increased up to 25%.

     On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF"). Based on such Amendment, Law No. 9,311 of October 24, 1996 ("Law 9,311") was enacted, creating the CPMF tax. Under Law No. 9,311, as amended, all financial debit and money transfers through Brazilian bank accounts effected as from January 23, 1997 until December 31, 1998, including payments made by the Company with respect to the Senior Notes, will be subject to the assessment of the CPMF tax at the rate of 0.2%. Funds arising from the collection of CPMF tax will be applied only in the public health system. Since January 23, 1999, CPMF was extinguished and Congress approved Constitutional Amendment No. 21, on March 19, 1999, in order to reestablish CPMF at the rate of 0.38%, starting on June 19, 1999, for a period of one year, and subsequently at the rate of 0.30%, for a period of two years.

     There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the Senior Notes).

United States

     The following is a summary of the material United States Federal income tax consequences to a beneficial owner of the Senior Notes that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof, an estate the income of which is subject to United States Federal income taxation regardless of its source or a trust for which a court within the United States is able to exercise primary supervision over its administration and for which one or more U.S. fiduciaries have the authority to control all substantive decisions, as well as other persons subject to United States Federal income taxation on a net income basis in respect of the purchase, ownership and disposition of a Note ("US Holders"). Such tax treatment may vary depending upon the particular situation of a US Holder. This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the United States Federal income tax laws (such as individual retirement accounts and other tax deferred accounts, banks, securities broker-dealers, life insurance companies, tax-exempt organizations, foreign persons, persons whose "functional currency" is other than the US dollar or persons that hold Senior Notes as part of a "straddle" or "conversion transaction" or otherwise as part of a "synthetic asset") and is limited to investors which hold Senior Notes as capital assets. In addition, this summary is limited to US Holders that acquire the Senior Notes at their issue price and does not address investors that purchase Senior Notes at a premium or market discount. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder (the "Regulations"), revenue rulings, court cases, and other legal authorities as now in effect (or proposed) and as currently interpreted, and does not take into account possible changes in such tax laws or other legal authorities or such interpretations. No rulings on any of the issues discussed below will be sought from the United States Internal Revenue Service (the "IRS").

     PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES OF A PURCHASE AND SALE OF NOTES, INCLUDING, WITHOUT LIMITATION, (I) THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-US TAX LAWS TO WHICH THEY MAY BE SUBJECT, AND OF ANY POSSIBLE LEGISLATIVE OR ADMINISTRATIVE CHANGES IN LAW, (II) THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE POSSIBLE DEDUCTION BY THE ISSUER OF BRAZILIAN TAXES (AND OF THE PAYMENT BY THE ISSUER OF ADDITIONAL AMOUNTS WITH RESPECT THERETO) FROM PAYMENTS ON THE NOTES, (III) THE AVAILABILITY FOR UNITED STATES FEDERAL INCOME TAX PURPOSES OF A CREDIT OR DEDUCTION FOR ANY BRAZILIAN TAXES SO DEDUCTED AND

(IV) THE CONSEQUENCES OF PURCHASING THE NOTES AT A PRICE OTHER THAN THEIR ISSUE PRICE.

     Interest on the Senior Notes

     Interest on the Senior Notes will be taxable to a US Holder as ordinary income at the time it accrues or is received in accordance with the US Holder's method of accounting for tax purposes. The amount includible in the income of a US Holder will be the gross amount of interest, including any Additional Amounts, if any, payable to holders of Senior Notes (i.e., the amount before deduction of any Brazilian withholding taxes).

     Disposition of a Note

     Generally, any sale, redemption or other taxable disposition of a Note by a US Holder will result in taxable gain or loss equal to the difference between
(1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other distribution (other than consideration attributable to accrued interest not previously taken into account, which consideration would be treated as interest received) and (2) the US Holder's tax basis in the Note. Any gain or loss upon a sale or other disposition of a Note will be capital gain or loss (which will be long-term if the Note is held for more than one year).

     Effect of Brazilian Withholding Taxes

     It is believed that payments with respect to a Note will not be subject to Brazilian withholding tax unless the Note is redeemed prior to November 26, 2004. See "--Brazil." In the case of any Note which is so redeemed, withholding taxes in respect of interest previously paid may be imposed by Brazil at the time of redemption. Any Brazilian tax withheld generally will be treated as a foreign income tax that US Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, to credit against their United States Federal income tax liability. No such deduction or credit will be available to the extent Brazil pays a subsidy to a US Holder, a related person or Tevecap, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future. For purposes of determining a US Holder's United States foreign tax credit, the gain or loss on the sale, redemption or other taxable disposition of a Note will generally constitute United States source income. Interest (including any Additional Amounts payable by Tevecap) will generally constitute foreign source passive income or financial services income for United States foreign tax credit purposes. However, if a Note is redeemed prior to November 26, 2004, and payments with respect to the Note are subject to Brazilian withholding tax imposed at a rate of 5% or more, the IRS might retroactively treat interest paid with respect to the Note as high withholding tax interest. In any event, because the amount of foreign taxes for which the foreign tax credit may be taken for the taxable year is generally limited to an amount equal to the US Holder's United States Federal income tax rate multiplied by its foreign source income for the taxable year, a US Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such Brazilian withholding taxes (but such US Holder may be entitled to utilize the foreign tax credit attributable to such withholding taxes for the holders' previous two or succeeding five taxable years, or such withholding taxes may instead be deductible by the US Holder). A US Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Senior Notes in order to claim a foreign tax credit in respect of such withholding tax.

     Information Reporting and Backup Withholding

     For each calendar year in which the Senior Notes are outstanding, each DTC participant or indirect participant holding an interest in a Note on behalf of a US Holder and each paying agent making payments in respect of a Note will generally be required to provide the IRS with certain information, including such US Holder's name, address and taxpayer identification number (either such US Holder's Social Security number or its employer identification number, as the case may be), and the aggregate amount of interest and principal paid to such US Holder during the calendar year. These reporting requirements, however, do not apply with respect to certain US Holders, including corporations, securities dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts, individual retirement accounts.

     In the event that a US Holder fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, the direct or indirect DTC participant holding such interest on behalf of such US Holder or paying agent making payments in respect of a Note may be required to "backup" withhold a tax equal to 31% of each payment of interest and principal with respect to the Senior Notes. This backup withholding tax is not an additional tax and may be credited against the US Holder's United States Federal income tax liability if the required information is furnished to the IRS.

ITEM 8. SELECTED FINANCIAL DATA

     The selected financial data as of December 31, 1999, 1998, and 1997 and for each of the three years in the period ended December 31, 1999 have been derived from, and should be read in conjunction with, the Tevecap Financial Statements included in this Annual Report. The selected financial data as of December 31, 1996 and 1995 and for each of the two years in the period ended December 31, 1996 have been derived from the audited financial statements of the Company that are not included elsewhere in this Annual Report.

     In July 1999 the Company consummated the sale of the DBS Systems and certain assets related thereto. These operations have been classified as "Discontinued Operations" as of and for the periods discussed herein. See Item 1, "Description of Business--Sale of Non-Strategic Assets."

     As required by Brazilian law, and in accordance with local accounting practices, the financial records of Tevecap and its subsidiaries are maintained in the applicable Brazilian currency (the real). However, the Financial Statements are presented in U.S. dollars in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). In order to prepare the Financial Statements, the Company's accounts have been translated from the applicable Brazilian currency, on the basis described in Note 2.3 to the Tevecap Financial Statements included in this Annual Report. Because of the differences between the evolution of the rates of inflation in Brazil and the changes in the rates of devaluation, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis.

                        SELECTED FINANCIAL AND OTHER DATA

                                                                                     Year Ended December 31,
                                                                1999          1998           1997           1996            1995
                                                            ------------------------------------------------------------------------
                                                                   (Dollars in Thousands, Except Selected Operating Data)
Statements of Operating Data:
Gross revenues
     Monthly subscriptions                                  $     94,055  $    136,278   $    142,700   $    107,692   $     62,496
     Installation                                                  1,900         2,886         12,941         22,281         26,045
     Indirect programming (a)                                      3,722        19,580         22,810         11,377          2,866
     Additional services and others (b)                           16,521        18,437         18,596         15,527         10,603
     Taxes on revenue(c)                                         (12,782)      (12,533)       (13,315)       (10,557)        (7,506)
                                                            ------------  ------------   ------------   ------------   ------------
Total Net Revenue                                                103,416       164,648        183,732        146,320         94,504

     Direct operating expenses (d)                                45,638        93,356        103,216         93,846         62,026
     Selling, general and administrative expenses                 25,590        56,517         64,844         62,468         46,902
     Depreciation and amortization                                56,879        48,107         35,461         24,350         13,268
     Provision for equipment and inventory obsolescenc               605         1,940          3,944          3,621              0
                                                            ------------  ------------   ------------   ------------   ------------
Total operating expenses                                         128,712       199,920        207,465        184,285        122,196
                                                            ------------  ------------   ------------   ------------   ------------
Operating loss from continuing operations                        (25,296)      (35,272)       (23,733)       (37,965)       (27,692)
Nonoperating income (expenses)
     Interest expense                                            (22,254)      (51,665)       (44,541)       (16,287)       (17,745)
     Equity in (losses) income of affiliates (e)                  (5,238)      (12,139)        (6,851)        (8,532)        (3,672)
     Other nonoperating (expenses) income, net (f)                68,913         3,806         15,146          5,891          8,039
     Income tax expense                                             (106)          (24)             0           (156)             0
     Income (loss) from discontinued operations                       --       (52,773)       (21,438)         9,157              0
     Extraordinary item - gain on debt repurchase                 53,857            --             --             --             --
                                                            ------------  ------------   ------------   ------------   ------------
Net income (loss)                                                 69,876      (148,067)       (81,417)       (47,892)       (41,070)
                                                            ============  ============   ============   ============   ============
     Net income (loss) per share for continuing operations
         before extraordinary item                                  0.07         (0.42)         (0.30)         (0.24)         (0.21)
     Net loss per share for discontinued operations                   --         (0.23)         (0.11)            --             --
     Net income per share for extraordinary item                    0.24            --             --             --             --
     Net income (loss) per share                                    0.31         (0.65)         (0.41)         (0.24)         (0.21)
     Weighted average shares outstanding                     226,338,285   226,338,285    196,712,865    196,712,865    196,712,865


                                                                                     Year Ended December 31,

                                                                    1998           1998         1997           1996          1995
                                                                  ---------     ---------     ---------     ---------     ---------
                                                                        (Dollars in Thousands, Except Selected Operating Data)
Other data:

EBITDA-Continuing operations (g)                                     32,188        14,775        15,672        (9,994)      (13,318)
EBITDA-Discontinued operations (g)                                       --        16,968        19,458        14,333        (1,106)
                                                                  ---------     ---------     ---------     ---------     ---------
EBITDA (g)                                                           32,188        31,743        35,130         4,339       (14,424)
Purchase of fixed assets - Continuing operations                     25,927        81,392       118,909        87,867        93,029
Purchase of fixed assets - Discontinued operations                       --        61,967       128,958        37,645             0
                                                                  ---------     ---------     ---------     ---------     ---------
Purchase of fixed assets                                             25,927       143,359       247,867       125,612        93,029
Ratio of earnings to fixed charges(i)                                    --            --            --            --            --

Cash Flow Data:
Net cash (used in) provided by operating activities (h)             (18,435)        2,675       (30,134)      (23,108)       22,989
Net cash used in investing activities                              (149,826)     (162,556)     (224,903)     (218,405)     (119,661)
Net cash provided by financing activities                          (130,842)      160,289       151,287       322,051       116,229

Selected Operating Data:

Continuing operations
Number of Subscribers to Owned Systems (j)                          309,663       315,813       335,174       276,331       219,148
Average monthly revenue per Subscriber (k)                        $   30.37     $   43.15     $   42.57     $   38.97     $   33.24

Discontinued operations
Number of Subscribers to Owned Systems (j)                               --       296,847       211,209        73,180             0
Average monthly revenue per Subscriber (k)                               --     $   43.15     $   37.18     $   20.95     $       0


Balance Sheet Data (at period end):

Cash and cash equivalents                                             1,946         1,397           989       104,739        24,201
Property, plant and equipment                                       211,729       298,004       266,518       182,683       131,266
Total assets                                                        289,948       447,927       442,011       434,749       216,848
Loans from shareholders                                             137,168        88,740        54,321         4,360           586
Long-term liabilities                                               225,743       359,543       335,882       264,901         9,604
Equity (deficit) in discontinued operations                              --       (21,858)       13,904        17,313             0
Redeemable common shares                                            178,002       178,002       189,034       164,910       149,534
Total shareholders' equity (deficit)                               (154,381)     (224,257)     (187,069)      (81,528)      (18,260)


Notes to Selected Financial and Other Data

(a) Represents revenues received by the Company for selling programming to the Independent Operators.

(b) Includes Advertising and Other revenues.

(c) Represents various non-income based taxes paid on certain of the Company's gross revenue items with rates ranging from 2.65% to 7.65%.

(d) Represents costs directly related to Monthly subscriptions, and a portion of installation, indirect programming and Additional services and others.

(e) Represents the Company's pro rata share of the Net loss or income of its equity investments.

(f) Includes interest income, Translation gain or loss, Other nonoperating (expenses) income, net, and Minority interest. The amount included for the year ended December 31, 1994 includes interest income totaling $21,806. During that year, the Company received capital contributions from stockholders which resulted in a surplus of cash invested during such period.

(g) EBITDA represents the sum of (i) net loss, plus, without duplication (ii) income tax expense, (iii) interest expense (income), net, (iv) other nonoperating (expenses) income, net (v) depreciation, amortization and all other non-cash charges, less (vi) non-cash items increasing net income (loss) with the exception of amortized deferred sign-on and hook-up fee revenue, in each case determined in accordance with GAAP. The term "EBITDA Discontinued operations" refers to the operations of Galaxy Brasil and TVA Banda C. The "EBITDA Continued operations", represent the Company`s remaining operations subsequent to an eventual disposition of Galaxy Brasil and TVA Banda C.

(h) Cash provided by (used in) operating activities (hereinafter referred to as cash flows from operating activities) has been determined in accordance with GAAP while EBITDA has been calculated in accordance with the definition in footnote (g). In accordance with GAAP, cash flows from operating activities generally reflect the cash effects of transactions and other events that enter into the determination of net income. The principal difference between EBITDA and cash flows from operating activities arise as a result of the treatment of the changes in the balances of operating assets and liabilities from the beginning to the end of a reporting period. That is, in accordance with GAAP, such changes are components of cash flows from operating activities while there is no similar adjustment in the calculation of EBITDA. EBITDA has been presented as it is a financial measure commonly used in the Company's industry. EBITDA should not be considered as an alternative to cash provided by (used in)operating activities, as an indicator of operating performance or as a measure of liquidity.

(i) For the five years ended December 31, 1999, earnings were insufficient to cover fixed charges by $74,542, $13,100, $38,269, $50,366, and $54,044, respectively. In calculating the Ratio of earnings to fixed charges, earnings represents Net loss before minority interest, Equity in (losses) income of affiliates, less fixed charges. Fixed charges consist of the sum of interest expense paid or accrued on indebtedness of the Company and its subsidiaries and affiliates and one third of operating rental expenses (such amount having been deemed by the Company to represent the interest portion of such payments).

(j) Represents the number of Owned Systems' subscribers as of the last day of each period.

(k) Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Financial Statements (including the notes thereto) included in this Annual Report. For the purposes of the following discussion, all dollar amounts, with the exception of average installation and subscriber fees, are set forth in thousands of US dollars.

     This Management's Discussion and Analysis of Financial Condition and Results of Operations reflects the historical results of the Company. Due to the limited operating history, startup nature, translations of Brazilian currency into US dollars, and rapid growth of the Company, period-to-period comparisons of financial data are not necessarily indicative, and should not be relied upon as an indicator of the future performance of the Company.

Overview

     Since its inception in 1989, the Company has been in a developmental or buildout stage. Despite its growth and positive operating cash flow for the year ended December 31, 1999, the Company continues to sustain substantial net losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred by the Company since inception have been funded principally by (i) net contributions of approximately $388,000 from the Company's shareholders, (ii) borrowings from Abril under the Abril Credit Facility, (iii) dispositions of non-strategic assets and (iv) bank loans and other borrowings made from time to time.

     In July 1999 the Company consummated the sale of the DBS Systems, including the Ku-Band operations of Galaxy Brasil and the C-Band operations of TVA Banda C, and certain assets related thereto. These dispositions were conducted as a result of Management's review of the Company's operations and investment needs and the resulting intention to concentrate the Company's businesses on the distribution of pay television and other services through Cable and MMDS operations. See Item 1, "Description of Business--Sale of Non- Strategic Assets."

     As a result of these dispositions, the Company's DBS operations have been classified as "Discontinued Operations" for the years ended December 31, 1997, 1998 and 1999. In addition, the proceeds from these sales have been classified as other non-operating income for the year ended December 31, 1999.

                                                                           Year Ended December 31,
                                                  ----------------------------------------------------------------------------------
                                                           1997                      1998                       1999
                                                  ----------------------------------------------------------------------------------
                                                               % of Net                    % of Net                   % of Net
                                                    Amount      Revenue        Amount      Revenue         Amount      Revenue
                                                  ---------  ---------       ---------  ---------       ---------  ---------
Statement of Operations Data:
Gross revenues
Monthly subscriptions                             $ 142,700       77.7%      $ 136,278       82.8%         94,055       91.0%
Installation                                         12,941        7.0%          2,886        1.8%          1,900        1.8%
Indirect programming                                 22,810       12.4%         19,580       11.9%          3,722        3.6%
Additional services and others                       18,596       10.1%         18,437       11.2%         16,521       16.0%
Taxes on revenue                                    (13,315)      (7.2)%       (12,533)      (7.6)%       (12,782)     (12.4)%
                                                  ---------  ---------       ---------  ---------       ---------  ---------
Net revenue                                         183,732      100.0%        164,648      100.0%        103,416      100.0%
                                                  ---------  ---------       ---------  ---------       ---------  ---------
Direct operating expenses                           103,216       56.2%         93,356       56.7%         45,638       44.1%
Selling, general and administrative
    expense                                          64,844       35.3%         56,517       34.3%         25,590       24.7%
Depreciation and amortization                        35,461       19.3%         48,107       29.2%         56,879       55.0%
Provision for equipment and
    inventory  obsolescence                           3,944        2.1%          1,940        1.2%            605       (0.6)%
                                                  ---------  ---------       ---------  ---------       ---------  ---------
Total operating expenses                            207,465      112.9%        199,920      121.4%        128,712      124.5%
                                                  ---------  ---------       ---------  ---------       ---------  ---------
Operating loss                                      (23,733)     (12.9)%       (35,272)     (21.4%)       (25,296)     (24.5)%
                                                  ---------  ---------       ---------  ---------       ---------  ---------
Interest income                                      14,205        7.7%          6,718        4.1%          5,896        5.7%
Interest expense                                    (44,541)     (24.2)%       (51,665)     (31.4)%       (22,254)     (21.5)%
Translation (loss) gain                                (902)      (0.5)%           (17)       0.0%         (2,543)      (2.5)%
Equity in (losses) income of affiliates              (6,851)      (3.7)%       (12,139)      (7.4)%        (5,238)      (5.1)%
Other nonoperating (expenses)
    income, net                                         927        0.5%         (4,233)      (2.6)%        64,882       62.7%
Minority interest                                       916        0.5%          1,338        0.8%            678        0.7%
Income taxes                                              0        0.0%            (24)       0.0%           (106)      (0.1)%
                                                  ---------  ---------       ---------  ---------       ---------  ---------
Income (loss) from continuing operations
    before extraordinary item                       (59,979)     (32.6)%       (95,294)     (57.9)%        16,019       15.5%
                                                  ---------  ---------       ---------  ---------       ---------  ---------
Income (loss) from discontinued
    operations                                      (21,438)     (11.7)%       (52,773)     (32.1)%            --         --
                                                  ---------  ---------       ---------  ---------       ---------  ---------
Extraordinary item - gain on debt
    repurchase                                           --         --              --         --          53,857       52.1%
                                                  ---------  ---------       ---------  ---------       ---------  ---------
Net income (loss)                                   (81,417)     (44.3)%      (148,067)     (89.9)%        69,876       67.6%
                                                  =========  =========       =========  =========       =========  =========

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     The table below sets forth the number of subscribers at December 31, 1998 and December 31, 1999 for the Owned Systems.



Owned Systems Subscribers                             December 31, 1998          December 31, 1999
-------------------------                             -----------------          -----------------
MMDS(a) ............................................       186,216                   161,419
Cable ..............................................       129,597                   148,244
                                                           -------                   -------
                                                           315,813                   309,663
Paid Subscribers Awaiting Installation(b) ..........        13,766                     1,513
                                                           -------                   -------
Total Owned Systems ................................       329,579                   311,176
                                                           =======                   =======

----------

(a)  Includes UHF subscribers
(b) Subscribers who have paid an installation fee but are awaiting the installation of service.

     The table below sets forth at December 31, 1998 and December 31, 1999 the approximate number of television households which received TVA programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators.

         Households Receiving TVA Programming

                                                  December 31, 1998     December 31, 1999
                                                  -----------------     -----------------
Total Owned Systems(a) .....................           329,579              311,176
Operating Ventures .........................           136,105              158,540
Independent Operators ......................           449,008              201,448
                                                       -------              -------
Total ......................................           914,692              671,164
                                                       =======              =======

----------
(a)  Excludes Ku-Band and C-Band operations

     Revenues. Revenues consist primarily of Monthly subscriptions revenue (which principally consists of monthly fees paid by subscribers to the Company for programming services, including equipment use), Installation revenue, Indirect programming revenue (which consists of payments made to the Company for the sale of its programming to the Independent Operators) and Additional services and others (which consists of Advertising revenues and Other revenues). Taxes on revenue consist of a 3.65% tax on Advertising revenue and an 8.65% tax on the balance of revenues, in each case charged by the Brazilian Government. All forms of the Company's revenue were affected adversely in dollar terms as a result of the devaluation in the Brazilian real against other major currencies that occurred primarily in January 1999. The devaluation resulted in a loss in the value of the real against the dollar of approximately 48% during the year ended December 31, 1999. See Item 6, "Exchange Controls and Other Limitations Affecting Security Holders."

     Monthly subscriptions revenue for the year ended December 31, 1999 was $94,055, as compared to $136,278 for the comparable period in 1998. Although this decrease was partially attributable to the effects of the real devaluation, the decrease was mitigated by an increase in subscriber fees, as measured in reais. Average monthly fees for existing subscribers declined from $37.92 to $25.13 and for new subscribers from $39.21 to $25.35 per subscriber. The average monthly subscription price during the year ended December 31, 1999 was $25.09 for MMDS service and $25.18 for Cable service, as compared to $37.77 and $38.14, respectively, for the year ended December 31, 1998. Average monthly fees declined due to the same factors that affected Monthly subscriptions revenue.

     Installation revenue for the year ended December 31, 1999 was $1,900, as compared to $2,886 for the same period of 1998, a decrease of $986 or 34.2%. This decrease was the result of a 31% sales reduction performance during the year of 1999 when compared with the same period of 1998, again due to the recessionary environment described above. The average installation fee during the year ended December 31, 1999 was $28.41 for MMDS service and $17.83 for Cable service, as compared to $72.85 and $38.62, respectively, during the year ended December 31, 1998. This decrease was due to the Company's policy of reducing installation fees in order to facilitate the entry of new subscribers into the Company's subscriber base.

     Indirect programming revenue for the year ended December 31, 1999 was $3,722, as compared to $19,580 for the comparable period of 1998, a decrease of $15,858, or approximately 61%. This decrease was principally attributable to a change in the billing process between programming suppliers and the Operating Ventures and the Independent Operators initiated in the second quarter of 1998. Certain programming providers began billing the Operating Ventures and the Independent Operators directly for their programming fees. Consequently, the Company, instead of collecting programming fees from the Operating Ventures and remitting such fees to programming providers, currently collects a fee solely for arranging for such programming to be provided to the Operating Ventures and Independent Operators. The reduction in Indirect programming revenue attributable to this change in billing procedure is also reflected as a reduction in the Company's Programming cost, as described below. The number of Independent Operators' subscribers decreased by 247,560 (the majority of whom were non-revenue generating subscribers) during the year ended December 31, 1999. Independent Operators pay a fee to the Company based on the number of subscribers to such Independent Operators' systems and the number of channels purchased from the Company. The average monthly fee paid to the Company by an Independent Operator during the year ended December 31, 1999 was $1.64 per subscriber, as compared with $2.92 per subscriber for the comparable period in 1998.

     Additional services and others for the year ended December 31, 1999 was $16,521, as compared to $18,347 for the comparable period of 1998, a decrease of 10%. Excluding the impact of the real devaluation, Additional services and others increased approximately 18% (measured in reais). Advertising revenue decreased from $3,544 to $1,597, reflecting the infancy of the Brazilian pay television industry and the lack of reliable ratings measures, as a result of which the sale of pay television advertising in Brazil is relatively low, representing less than 2% of the Brazilian advertising market in 1999. Other revenue increased slightly from $14,893 to $14,924, principally due to the provision of administrative services and rental of equipment to Galaxy Brasil (after the sale of Galaxy Brasil in July 1999), engineering services to ESPN Brasil (after the sale of the Company's equity interests in ESPN Brasil in November 1999) and certain other ancillary services to subscribers (such as technical assistance, decoder rental and magazine sales). The Company does not expect to provide a significant amount of services to Galaxy Brasil and ESPN Brasil in 2000.

     Taxes on revenue for the year ended December 31, 1999 were $12,782, as compared to $12,533 for the same period of the prior year, an increase of 2%. As a percentage of net revenue, Taxes on revenue represents 12.4% of net revenues. The increase in Taxes on revenue is primarily attributable to the increase in the tax rates on non-advertising revenue (from 7.65% in 1998 to 8.65% in 1999) and advertising revenue (from 2.65% in 1998 to 3.65% in 1999).

     For the reasons noted above, Net revenue for the year ended December 31, 1999 was $103,416, as compared to $164,648 for the comparable period in the previous year, a decrease of $61,232.

     Direct operating expenses. Direct operating expenses include Payroll and benefits, Programming, Transponder lease cost, Technical assistance, Vehicle rentals, TVA magazine, pole rental and Other costs. These expenses are variable and relate to subscribers variation and the growth in the Company's systems, and are also dependent on the type of service subscribers select. Direct operating expenses for the year ended December 31, 1999 were $45,638, as compared to $93,356 for the same period in 1998, a decrease of $47,718. As a percentage of net revenues, direct operating expenses represented 44.1% in 1999 as compared with 56.7% in the prior year. This decrease in Direct operating expenses is attributable to a company-wide reorganization initiated in the fourth quarter of 1998 that reduced the number of employees and increased productivity and efficiency in all areas of the Company's operations. Payroll and benefits expense decreased to $7,857 from $15,968, a decrease of $8,111, as a result of the lay-off of more than 172 employees. Programming costs decreased to $24,166 from $54,282, a decrease of $30,116 or 55.5%, primarily due to the renegotiation of Programing costs, which effectively reduced the Company's dollar-denominated programing costs, a revised billing procedure for Operating Ventures and Independent Operators, as described above, and the application of bulk rates in connection with MDUs (multiple dwelling units). Transponder lease cost decreased to $1,975 from $2,336, a decrease of $361. Pole rental increased to $2,935 from $3,247, a decrease of $321. Other costs include commissions for third party sales, transportation of equipment and materials, third party services, maintenance and other miscellaneous expenses. For the year ended December 31, 1999, Other costs were $4,812, as compared to $8,975 for the same period the prior year, a decrease of $4,613.

     Selling, general and administrative expenses. Selling, general and administrative expenses include payroll and benefits, expense for selling, administrative, financial and human resources, advertising and promotion, rent expense, other administrative expenses, and other general expenses. Selling, general and administrative expenses for the year ended December 31, 1999 were $25,590, as compared to $56,517 for the same period of 1998, a decrease of $30,927 or 54.7%. This decrease was due in large part to an internal restructuring that resulted in, among other effects, the centralization of certain operations, the simplification of integrated software installation and a reduction in workforce. Advertising and promotion expense decreased from $9,335 in 1998 to $3,645 in 1999, a decrease of 60.1%, as a result of the Company's reduced advertising efforts in light of the Brazilian economic crisis.

     Depreciation, Amortization and Provision for equipment and inventory obsolescence. Depreciation and amortization includes depreciation of systems, equipment, installation materials, installation personnel and organizational costs and amortization of concessions. Provision for equipment and inventory obsolescence represents charges for lost and obsolete equipment and material. Depreciation and Amortization for the year ended December 31, 1999 was $56,879, as compared to $48,107 for the same period of 1998, an increase of $8,772, due primarily to higher fixed asset balances as a result of purchases of cable networks, decoders, installation equipment and other fixed assets in 1998, the depreciation of which was recognized in 1999. Provision for equipment and inventory obsolescence for the year ended December 31, 1999 was $605 as compared to $1,940 for the comparable period in 1998, a decrease of $1,335,due primarily to the classification of fewer inventory as obsolete in 1999 as compared to 1998.

     For the reasons noted above, Operating loss for the year ended December 31, 1999 was $25,296 compared to $35,272 for the comparable period in 1998, an decrease of $9,976.

     Interest income. Interest income for the year ended December 31, 1999 was $5,896, as compared to $6,718 for the same period in 1998, a decrease of $822, primarily due to short term loans extended to discontinued operations in 1998 that were not extended in 1999.

     Interest expense. Interest expense for the year ended December 31, 1999 was $22,254, as compared to $51,665 for the same period of 1998, an decrease of $29,411, principally attributable to the repurchase by the Company, through a wholly-owned subsidiary, of its Senior Notes in the aggregate principal amount of $201,978 and the impact of the real devaluation on intercompany loans denominated in reais.

     Equity in (losses) income of affiliates. For the year ended December 31, 1999, Equity in (losses) income of affiliates amounted to a loss of $5,238, as compared to a loss of $12,139 in the same period of 1998, an decrease of $6,901. This loss was comprised of Canbras TVA ($4,909) and HBO Brasil ($329).

     Other non-operating (expenses) income net. Other non-operating (expenses) income net for the year ended December 31, 1999 was $64,882, as compared to ($4,233) in the same period in 1998, an increase of $69,115. Other non-operating income for the year ended December 31, 1999 consisted primarily of the proceeds from the July 1999 sale of the DBS Systems, together with certain assets related thereto, and the November 1999 sale of the Company's equity interests in ESPN Brasil. See Item 1, "Description of Business--Sale of Non- Strategic Assets."

     Minority interest. The Minority interest of $678 for the year ended December 31, 1999, as compared with $1,338 for the same period in 1998, represents Abril's 14% share in the aggregate losses of TVA Sul.

     Income (loss) from discontinued operations. Loss from discontinued operations for the year ended December 31, 1999 was $0 as compared to $52,773 for the comparable period in 1998. This decrease was due to the sale of the DBS Systems, the proceeds of which are recognized as non-operating income. See Item 1, "Description of Business--Sale of Non-Strategic Assets."

     Extraordinary item - gain on debt repurchase. The extraordinary gain of $53,857 in 1999 reflects the gain (net of transaction fees) resulting from the repurchase by a wholly-owned subsidiary in July 1999 of the Company's Senior Notes in the aggregate principal amount of $201,978.

     Net income (loss). For the reasons noted above, Net income for the year ended December 31, 1999 was $69,876, as compared to a Net loss of $148,067 for the comparable period in 1998, an increase in income of $217,943.


Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     The table below sets forth the number of subscribers at December 31, 1997 and December 31, 1998 for the Owned Systems.



Owned Systems Subscribers                             December 31, 1997      December 31, 1998
-------------------------                             -----------------      -----------------
MMDS(a) ............................................       240,913               186,216
Cable ..............................................        94,261               129,597
                                                           -------               -------
                                                           335,174               315,813
Paid Subscribers Awaiting Installation(b) ..........        17,963                13,766
                                                           -------               -------
Total Owned Systems ................................       353,137               329,579
                                                           =======               =======


----------
(a)  Includes UHF subscribers

(b) Subscribers who have paid an installation fee but are awaiting the installation of service.

     The table below sets forth at December 31, 1997 and December 31, 1998 the approximate number of television households which received TVA programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators.

Households Receiving TVA Programming


                                     December 31, 1997    December 31, 1998
                                     -----------------    -----------------

Total Owned Systems(a) .......            353,137              329,579
Operating Ventures ...........            142,148              136,105
Independent Operators ........            669,543              449,008
                                        ---------            ---------
Total ........................          1,164,828              914,692
                                        =========            =========

----------
(a)  Excludes Ku-Band and C-Band operations

     Revenues. Monthly subscriptions revenue for the year ended December 31, 1998 was $136,278, as compared to $142,700 for the comparable period in 1997, a decrease of $6,422 or 4.5%. This decrease was principally attributable to a decrease in the subscriber base and average monthly fees for existing subscribers from $38.26 to $37.92 and for new subscribers from $43.41 to $39.21 per subscriber. The average monthly subscription price during the year ended December 31, 1998, was $37.77 for MMDS service and $38.14 for Cable service, as compared to $39.39, $35.36, respectively, for the year ended December 31, 1997. The decrease in subscriber base and resulting reduction in Revenues and average monthly subscription prices were due primarily to the economic crisis that affected the Brazilian economy, and in particular the pay television sector, in the second semester of 1998.

     Installation revenue for the year ended December 31, 1998 was $2,886, as compared to $12,941 for the same period of 1997, a decrease of $10,055 or 77.7%. This decrease was the result of a 42% sales reduction performance during the year of 1998 when compared with the same period of 1997, again due to the economy's crisis as mentioned above. The average installation fee during the year ended December 31, 1998 was $72.85 for MMDS service, $38.62 for Cable service, as compared to $103.58 and $35.89, respectively, during the year ended December 31, 1997.

     Indirect programming revenue for the year ended December 31, 1998 was $19,580, as compared to $22,810 for the comparable period of 1997, a decrease of $3,230, or approximately 14.2%. This decrease was principally attributable to a change in the billing process between programming suppliers and the Operating Ventures and the Independent Operators initiated in the second quarter of 1998, as described above. The number of Independent Operators' subscribers decreased by 220,535 (all of whom were non-revenue generating subscribers) during the year ended December 31, 1998. The average monthly fee paid to the Company by an Independent Operator during the year ended December 31, 1998 was $2.92 per subscriber, as compared with $2.60 per subscriber for the comparable period in 1997.

     Additional services and others for the year ended December 31, 1998 was $18,437, as compared to $18,596 for the comparable period of 1997, a decrease of 0.9%. This change included a decrease in Advertising revenue to $3,544 from $4,947, a decrease of $1,403, and an increase in Other to $14,893 from $13,649, an increase of $1,244. The decrease in Advertising revenue reflected the infancy of the Brazilian pay television industry and the lack of reliable ratings measures, as a result of which the sale of pay television advertising in Brazil is relatively low, representing less than 1% of the Brazilian advertising market in 1998. The increase in Other revenues was principally due to increases in commissions for sales of HBO Brasil and ESPN Brasil advertising as well as sales of TVA magazine to independent programming providers.

     Taxes on revenue for the year ended December 31, 1998 were $12,533, as compared to $13,315 for the same period of the prior year, a decrease of 5.9%. As a percentage of net revenue taxes on revenue represents 7.6% of net revenues and are consistent with the prior year.

     For the reasons noted above, Net revenue for the year ended December 31, 1998 was $164,648, as compared to $183,732 for the comparable period in the previous year, a decrease of $19,084.

     Direct operating expenses. Direct operating expenses for the year ended December 31, 1998 were $93,356, as compared to $103,216 for the same period in 1997, a decrease of $9,860. As a percentage of net revenues, direct operating expenses represents 56.7% as compared with 56.2% in the prior year. Payroll and benefits expense decreased to $15,968 from $22,593, a decrease of $6,625, as a result of the lay-off of more than 194 employees. Programming costs decreased to $54,282 from $56,394, a decrease of $2,112 or 3.8%, primarily due to a revised billing procedure for Operating Ventures and Independent Operators as described above. Transponder lease cost decreased to $2,336 from $6,312, a decrease of $3,976, as a result of the renegotiation of transponder costs. Pole rental increased from $2,157 to $3,247, an increase of $1,090 due to the expansion of TVA's cable network during the year. For the year ended December 31, 1998, Other costs were $8.975, as compared to $7,026 for the same period the prior year, an increase of $1,949.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 1998 were $56,517, as compared to $64,844 for the same period of 1997, a decrease of $8,327 or 12.8%. While the Company's general and administrative expenses remained relatively unchanged in the year ended December 31, 1998 as compared to the year ended December 31, 1997, Advertising and promotion expense decreased from $18,367 in 1997 to $9,335 in 1998, a decrease of 49.2%, as a result of the Company's reduced advertising efforts in light of the Brazilian economic crisis.

     Depreciation, Amortization and Provision for equipment and inventory obsolescence. Depreciation and Amortization for the year ended December 31, 1998 was $48,107, as compared to $35,461 for the same period of 1997, an increase of $12,646, due primarily to higher fixed asset balances as a result of purchases of cable networks, decoders, installation equipment and other fixed assets in 1997, the depreciation of which was recognized in 1998. Provision for equipment and inventory obsolescence for the year ended December 31, 1998 was $1,940 as compared to $3,944 for the comparable period in 1997, a decrease of $2,004.

     For the reasons noted above, Operating loss for the year ended December 31, 1998 was $35,272 compared to $23,733 for the comparable period in 1997, an increase of $11,539.

     Interest income. Interest income for the year ended December 31, 1998 was $6,718, as compared to $14,205 for the same period in 1997, a decrease of $7,487 principally attributable to the application by the Company of the proceeds of the Senior Notes in 1997.

     Interest expense. Interest expense for the year ended December 31, 1998 was $51,665, as compared to $44,541 for the same period of 1997, an increase of $7,124, principally attributable to the interest paid on the Senior Notes and loans from shareholders.

     Equity in (losses) income of affiliates. For the year ended December 31, 1998, Equity in (losses) income of affiliates amounted to a loss of $12,139, as compared to a loss of $6,851 in the same period of 1997, an increase of $5,288. This loss was comprised of ESPN Brasil ($8,938), HBO Brasil ($2,081) and Canbras TVA ($1,120).

     Other non-operating (expenses) income net. Other non-operating (expenses) income net for the year ended December 31, 1998 was an expense of $4,233, as compared to income of $927 in the same period in 1997, an increase in expense of $5,160. Other non-operating expenses for the year ended December 31, 1998 consisted primarily of charges for provision of certain equipment and material installed in the homes of subscribers whose service was terminated.

     Minority interest. The Minority interest of $1,338 for the year ended December 31, 1998 represents Abril's 14% share in aggregate losses of TVA Sul.

     Income (loss) from discontinued operations. Loss from discontinued operations for the year ended December 31, 1998 was $52,773 as compared to $21,438 for the comparable period in 1997, an increase of $31,335. See Item 1, "Description of Business--Sale of Non-Strategic Assets."

     Net loss. For the reasons noted above, Net loss for the year ended December 31, 1998 was $148,067 as compared to $81,417 for the comparable period in 1997, an increase of $66,650.

Seasonality

     The Company's revenues are seasonal. Generally, during the Brazilian summer months of January and February the Company experiences lower demand for installation for each of its services. As a result, the Company experiences a decrease in Installation revenue of approximately 25% in these months, which decrease is offset by corresponding decreases in Payroll and benefits expense (i.e., sales commissions), Advertising and promotional expense and Other costs.

Liquidity and Capital Resources

     Since inception, the Company has sustained losses primarily due to insufficient revenue to fund start-up costs, interest expense and charges for depreciation and amortization arising from the development of its pay television systems. As of December 31, 1999, the Company had cumulative net losses of over $364,182. During the periods under review, the Company required external funds to finance its capital expenditures, operating activities and make payments of principal and interest on its indebtedness. The sources of such funds have been as follows: (i) borrowings from Abril under the Abril Credit Facility, of which $137,168 was outstanding as of December 31, 1999, (ii) borrowings under lines of credit, of which $5,208 was outstanding as of December 31, 1999, (iii) net capital contributions of approximately $388,000 from shareholders, (iv) the EximBank Facility, of which $12,135 was outstanding as of December 31, 1999, (v) the Senior Notes, of which $48,022 was outstanding to unaffiliated parties as of December 31, 1999 and (vi) the disposition on non-strategic assets, including the DBS Systems and certain assets related thereto, for which the Company received net cash proceeds in 1999 of approximately $177,600.

     The Company's liquidity needs will arise primarily from capital expenditures, debt service requirements and, in certain periods, the funding of its working capital requirements. As of December 31, 1999, the Company had approximately $203,106 of indebtedness outstanding, primarily consisting of loans from shareholders and Senior Notes in the aggregate principal amount of $48,022.

     In addition to debt service, the Company will require capital for (i) the continued funding of losses and working capital requirements, (ii) the construction and upgrade of cable networks and the installation of equipment at subscribers' locations, (iii) the construction of additional transmission and headend facilities and related equipment purchases and (iv) investments in, and maintenance of, vehicles and administrative offices.

     The Company made purchases of fixed assets of $93,029, $87,867, $118,909, $81,392 and $25,927 in 1995, 1996, 1997, 1998 and 1999, respectively (not including $37,645, $128,958 and $61,967 in connection with discontinued operations in 1996, 1997 and 1998, respectively). Management estimates that $41,836 and $50,360 of capital expenditures will be required in 2000 and 2001, respectively, principally in connection with the purchase of materials and equipment, Cable and MMDS network upgrades and the development of its internet operations. The actual amount of funds required in 2000 and 2001 may vary materially from these estimates, as a result of which additional funds could be required in the event of cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technology-driven changes.

     The Company's principal sources of liquidity are borrowings from Abril and the Company's short-term line of credit (each as described below), together with net cash provided by operating activities. However, until sufficient cash flow is generated from the operations, the Company will be required to utilize its current sources of debt funding to satisfy its liquidity needs. The Company had approximately $1,946 of cash and cash equivalents as of December 31, 1999.

     For the year ended December 31, 1999, net cash provided by operating activities was ($18,435), primarily as the result of the net income for the year of $69,876, which was partially offset by $55,174 of depreciation and Disposal and write-off of property, plant and equipment of $57,028. For the year ended December 31, 1999, net cash used in investing activities was $149,826, as the result of capital expenditures for the purchase of fixed assets of ($25,927), cash received on sale of assets of $177,542 and investments in equity and cost investments of ($1,788). The purchases of fixed assets were principally related to the expansion of cable networks and the purchase of reception equipment, which includes hardware, materials and labor used for new subscriber installations and decoders. For the year ended December 31, 1999, net cash provided by financing activities was ($130,842), consisting principally of repayments of loans from banks and the repurchase by the Company, through a wholly-owned subsidiary, of Senior Notes in the aggregate principal amount of $201,978.

     The Abril Credit Facility allows the Company to borrow up to $60,000 on a revolving basis. Since June 1996, the Company has from time to time requested, and Abril has provided, funds in excess of $60,000. The loans are generally denominated in reais and bear interest at a rate equal to a percentage of the CDI rate, the Brazilian interbank lending rate, adjusted at the beginning of each month. As of December 31, 1999, the Company had $137,168 outstanding under the Abril Credit Facility.

     On December 9, 1996, TVA Sistema, as Borrower, and Tevecap, as Guarantor, entered into a credit agreement with The Chase Manhattan Bank for the financing of C-Band decoders and other related equipment (the "EximBank Facility"). The Export-Import Bank of the United States of America ("EximBank") also guaranteed 85% of the amount of the loan. The loan was made on terms customary for credits supported by EximBank to Brazilian borrowers with an interest rate of LIBOR plus a specified margin. The principal amount of the loan was $29,350, which was dispersed in two tranches, the first in April 1997 in the principal amount of $11,400 with a term of five years and the second in August 1997 in the principal amount of $17,950 with a term of 4.5 years. As of December 31, 1999, the principal amount outstanding under the EximBank Facility was $12,135.

     On November 26, 1996, Tevecap raised funds in foreign markets through a private placement of $250,000 12 5/8% Senior Notes (the "Senior Notes") maturing on November 26, 2004 and guaranteed by certain of Tevecap's subsidiaries. The Senior Notes were subsequently registered under the Securities Act pursuant to Exchange Offers in May and December 1997. Concurrently with the consummation of the DBS Sale in July 1999, as described above, the net proceeds to the Company from the DBS Sale were used by the Company to repurchase, through a wholly-owned subsidiary, Senior Notes in the aggregate principal amount of $201,978. In addition, the Company obtained a consent from holders of the Senior Notes to amend the restrictive covenants contained in the terms of the Senior Notes. See
Item 1, "Description of Business--Sales of Non-Strategic Assets--Tender Offer and Consent Solicitation."

     On February 7, 2000, the Company, through a wholly-owned subsidiary, raised funds in foreign markets through a private placement of $25,500 11.5% Guaranteed Participation Certificates (the "Participation Certificates") maturing on August 6, 2001. Each Participation Certificate represents a fractional undivided interest in a $25,500 promissory note (the "GLA Promissory Note") issued by GLA in favor of the Company as partial consideration for the sale by the Company to GLA of the Company's entire equity interests in Galaxy Brasil and

TVA Banda C. Holders of the Participation Certificates, however, have no recourse to GLA for any amounts payable under the Participation Certificates or the GLA Promissory Note.

     The Company's liquidity may also be adversely affected by statutory minimum dividend requirements under applicable Brazilian law.

Accounting for Income Taxes

     The Company has approximately $226,500 of net operating losses ("NOLs") to offset against regular taxes. These NOLs do not expire. Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) ("SFAS 109") requires that the Company determine whether it is "more-likely-than-not" that the Company will realize the benefits associated with such losses and provides that in making such a determination, all negative and positive evidence should be considered (with more weight given to evidence that is "objective and verifiable"). SFAS No. 109 indicates that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years". The Company has a limited operating history and has generated losses since its inception. In view of this, the Company has established a full valuation allowance for the amount of NOL carryforwards in excess of net taxable temporary differences. This determination was based primarily on historical losses. Management believes that, should the Company be profitable in the future, it will be able to utilize these NOLs.

Year 2000 Compliance

     In 1998 the Company established a program (the "Year 2000 Program") for identifying, prioritizing and replacing or modifying systems and processes that were potentially unable to distinguish between dates in the year 2000 and dates in the year 1900 and that could, consequently, affect the Company's business, operations and exposure to liability from third parties. The areas primarily covered by the Year 2000 Program were:

     o information technology ("IT") systems (software systems relating to billing, customer service, corporate finance, supplies and other areas)

     o    non-IT systems (hardware, telecommunications and other systems)

     o external interfaces with third parties (including financial institutions, programming providers, vendors and service providers)

     As of December 31, 1999, the Company had completed all phases of its Year 2000 Program, including the testing of all systems and the establishment of appropriate contingency plans. The Company incurred total costs of approximately $941.5 to address year 2000 issues, including the replacement and modification of IT and non-IT systems, the conducting of testing to evaluate the compliance of systems and the hiring of consultants to install and oversee the testing of such systems. Overall, approximately $864.2 of these costs were capitalized and $77.3 were expensed. The Company will continue to monitor its own systems and those of its suppliers to identify and address any problems related to the year 2000.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is subject to foreign currency exchange rate risk and interest rate risk. At December 31, 1999, Tevecap has dollar denominated debt of US$62,764, which is due as follows:


                                           (In Thousands of US dollars)
                                                   Principal
                                           ----------------------------

     2000                                           $ 7,205
     2001                                             5,868
     2002                                             1,669
     2003                                                 0
     2004 and thereafter                             48,022
                                                    -------
                                                    $62,764
                                                    =======



     During January 1999, the Brazilian Real experienced a devaluation after the Central Bank abandoned the exchange band within which the real was permitted to trade. Since that time, the exchange rate has been volatile, ranging up to R$2.10 per U.S. dollar. See Item 6, "Exchange Controls and Other Limitations Affecting Security Holders."

     Although the Company's functional currency and its reporting currency is the U.S. dollar, the cash flow required to service the debt is generated in local currency, Brazilian reais (R$). Using the year end 1999 exchange rate (R$1,7890 per U.S.$1.00), the cash flow in reais to pay the interest and principal due in 2000 would have been R$12,526 and R$12,889, respectively. A devaluation of the real to R$2.00 per U.S. dollar would require cash flow of R$14,004 to pay the interest due in 2000 of US$7,002. Cash flow in reais to pay the principal due in U.S. dollars would be R$14,410. If the real devalued to R$2.50 per U.S. dollar, the cash flow in reais to pay the interest and principal due in 2000 would be R$17,505 and R$18,012, respectively.

     The Company is also subject to interest rate risk on its loans in local currency. At December 31, 1999, the Company had $137,168 of loans from an affiliate denominated in Brazilian reais, which bears interest at the average cost of funds of the affiliate. The majority of the affiliate's debt is in reais and bears interest at the CDI rate (the interbank certificate of deposit rate in Brazil) plus 1/2%.

     During 1999, the CDI rate ranged from 31.1% to 18.8%. The average rate for the year was 26.6%. If the CDI rate rose to 40%, interest payments on the $137,168 would be approximately $54,867 annually. If the CDI rate rose to 50%, the annual interest payments would be $68,584. Most of the interest due on these loans in the past has been added to principal rather than paid in cash.

     The Company does not hedge any of its market risks and does not have derivatives.


ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

     The Company is managed by its Conselho de Administracao ("Board of Directors") and Diretoria ("Committee of Officers"). Members of the Board of Directors and Committee of Officers are elected for a two-year period, currently expiring on April 30, 2001. Day-to-day operations of the Company are managed by the Company's Executivos ("Executive Officers").

Board of Directors

Member                                                                 Position                Current Position Held Since
------                                                                 --------                ---------------------------
Robert Civita...........................................               President                          1994
Jose Augusto P. Moreira.................................                Member                            1994
Robert Hefley Blocker...................................                Member                            1995
Roger Philip Hipskind...................................                Member                            1998
Giancarlo Francesco Civita..............................                Member                            1999
Francisco Savio Couto Pinheiro..........................                Member                            1995
Ana Carolina Ferraz Aidar...............................                Member                            1999
Marc Nathanson..........................................                Member                            2000
Joseph Yang.............................................                Member                            2000
Raymond E. Joslin.......................................                Member                            2000
Simon Kenny.............................................                Member                            2000

Committee of Officers

Member                                                                 Position                Current Position Held Since
------                                                                 --------                ---------------------------
Jose Augusto P. Moreira.................................                Member                            1992
Claudio Cesar D`Emilio..................................                Member                            1992
Antonio Valdemir Pereira Ramos..........................                Member                            1999

Executive Officers

Member                                                                 Position                Current Position Held Since
------                                                                 --------                ---------------------------
Jose Augusto P. Moreira................................. President                                        1998
Leila Abraham Loria..................................... Chief Executive Officer                          1999
Luiz Eduardo B.P. Rocha................................. Chief Operations Officer                         1997
Marcelo Vaz Bonini...................................... Chief Financial Officer                          1999
Alexandre Annemberg..................................... Technology Officer                               1997
Vito Chiarella Neto..................................... South Operations Officer                         2000
Roberto Rio Branco Nabuco de Gouvea..................... Sao Paulo Operations Officer                     1997
Paulo de Toledo Barros.................................. Rio de Janeiro Operations Officer                1997
Kunio Ohara............................................. Chief Information Technology Officer             1999
Roseli Parrella......................................... Human Resources Officer                          1997
Luis Carlos Giuzelini Balieiro.......................... General Counsel                                  1998
Jose Carlos Henrique Romeiro Alves...................... Ajato Chief Operations Officer                   1999


     Robert Civita is the father of Giancarlo Francesco Civita.

ITEM 11. COMPENSATION FOR DIRECTORS AND OFFICERS

     For the year ended December 31, 1999, the aggregate compensation, including bonuses, of all Directors, Officers and Executive Officers of the Company was $2,884,572. Members of the Board of Directors and the Committee of Officers do not receive a salary from the Company.

     For the year ended December 31, 1999, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to Directors, Officers and Executive Officers was $27,844.

ITEM 12. OPTIONS TO PURCHASE SECURITIES

     Not applicable.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Overview

     Tevecap has engaged in a significant number and variety of related party transactions, including, without limitation, the transactions described below. Tevecap has not performed any studies or analyses to determine whether the terms of past transactions with related parties have been equivalent to arm's-length transactions and cannot state with any certainty the extent to which such transactions are comparable to those which might have been obtained from a non-affiliated third party.

Transactions Among Shareholders

     On December 6, 1995, Tevecap's shareholders executed a Stock Purchase Agreement and a Stockholders Agreement relating to the investment of ABC and Hearst in the Company through Hearst/ABC Parties. See Item 4, "Control of Registrant." On that date, the Tevecap shareholders also executed a series of inter-shareholder agreements relating to, among other things, the provision of services and programming among the Company and the shareholders. These agreements supplemented other existing agreements among Shareholders. The following contracts are the principal agreements among the Company and the Tevecap shareholders (each of which, unless specified otherwise, is dated as of December 6, 1995).

     General and Advisory Services

     Under an Advisory Services Agreement, each of Hearst, ABC and HABC II has agreed, upon a request from the Company, to use its reasonable efforts to arrange for the investors to furnish personnel to provide advisory services to the Company. To date, the Company and Hearst, ABC and HABC II have not entered into a supplemental agreement to provide specific personnel or services at a particular cost.

     Programming

     In connection with the investment by Hearst and ABC in Tevecap, Tevecap and these two parties entered into a Programming Agreement (the "Hearst/ABC Programming Agreement"). Pursuant to the Hearst/ABC Programming Agreement, each of Hearst and ABC has agreed to offer first to Tevecap pay programming that Hearst or ABC (or any subsidiary of which either Hearst or ABC owns at least 80% of the outstanding equity interests) intends to license for use in Brazil in the pay television markets served by TVA. The parties also agreed to consider future co-production activities which could enhance TVA's business and competitive position. Tevecap agreed to pay to each of Hearst and ABC such fees and expenses as are agreed upon at the time such programming or co-production services are provided. The Hearst/ABC Programming Agreement does not apply to The Walt Disney Company or its subsidiaries other than ABC and ABC's subsidiaries. In addition, the Hearst/ABC Programming Agreement does not apply to the activities of The A&E Television Networks, Lifetime Television and ESPN, including agreements relating to ESPN Brasil.

Transactions Among Related Parties

     Publishing and Advertising

     The Company publishes a monthly magazine detailing the Company's programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 465,000 copies of the Company's monthly magazine in return for a monthly payment of approximately $165,000. The monthly magazine is distributed in accordance with a distribution agreement, dated September 1992, between the Company and Irmaos Reis, pursuant to which the Company pays Irmaos Reis approximately $50,000 per month.

     TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company's monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

     Abril Credit Facility

     Tevecap has entered, as the borrower, into a revolving credit facility (the "Abril Credit Facility") with Abril, as the lender. The Abril Credit Facility, effective December 6, 1995, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000,000. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount. Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility. As of December 31, 1999, the aggregate principal amount outstanding under the Abril Credit Facility was $137.2 million.

     Other Intercompany/Shareholder Loans

     Tevecap has used the proceeds from the Abril Credit Facility to make capital contributions to TVA Sistema, as well as to extend loans to various interrelated companies. The aggregate outstanding amounts under these loans as of December 31, 1999 were: $14.6 million to TVA Brasil; $29.8 million to TVA Sul; $5.8 million to Canbras TVA; $32.6 to TVA Communciations; and $3.3 million to other affiliates. In addition, TV Show Time has loans outstanding to Abril, which loans, as of December 31, 1999, had an aggregate outstanding amount of approximately $1.7 million.

     Service Agreement with Licenseholders

     Pursuant to a Service Agreement, dated July 22, 1994, as amended, TVA Brasil and TV Show Time (the "Licenseholders") agreed to transfer to TVA all the rights and benefits associated with their current and future pay-television licenses, with the exception of licenses operated by companies in which TVA has minority interests. While the Licenseholders retained the title to such licenses, the Licenseholders promised to take all steps necessary to transfer the title of such licenses to Tevecap. Such steps included the appropriate procedures required by the Ministry of Communications and any other governmental authority regulating the transfers. The transfer of the title to such licenses is currently either pending, subject to approval by the Ministry of Communications, or waiting for the passage of certain statutory or regulatory waiting periods.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.


                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     Not applicable.


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

     Not applicable.


ITEM 17. FINANCIAL STATEMENTS

     The Company is furnishing financial statements pursuant to the instructions in Item 18 of Form 20-F.


ITEM 18. FINANCIAL STATEMENTS

     See Item 19(a) for a list of financial statements filed as part of this Form 20-F.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements. The following financial statements and schedules are filed as part of this annual report, together with the report of the independent public accountants.

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                                                 Page
                                                                                                 ----
TEVECAP S.A. AND SUBSDIARIES - Consolidated Financial Statements Together
   with Report of Independent Public Accountants - December 31, 1999 and 1998...............      F-1

                  Report of Independent Public Accountants..................................      F-2

                  Consolidated Balance Sheets as of December 31, 1999 and 1998..............      F-3

                  Consolidated Statements of Operations for each of the three
                      years in the period ended December 31, 1999...........................      F-5

                  Consolidated Statements of Changes in Shareholders' Deficit
                      and Statement of Redeemable Common Stock for each of
                      the three years in the period ended December 31, 1999.................      F-6

                  Consolidated Statements of Cash Flows for each of the three
                      years in the period ended December 31, 1999...........................      F-7

                  Notes to the Consolidated Financial Statements............................      F-9

TVA SISTEMA DE TELEVISAO S.A. - Financial Statements Together
   with Report of Independent Public Accountants - December 31, 1999 and 1998...............     F-48

                  Report of Independent Public Accountants..................................     F-49

                  Balance Sheets as of December 31, 1999 and 1998...........................     F-50

                  Statements of Operations for each of the three
                      years in the period ended December 31, 1999...........................     F-52

                  Statements of Changes in Shareholders' Deficit for
                      each of the three years in the period ended December 31, 1999.........     F-53

                  Statements of Cash Flows for each of the three
                      years in the period ended December 31, 1999...........................     F-54

                  Notes to the Financial Statements.........................................     F-55

                                                                                                 Page
                                                                                                 ----
TVA SUL PARANA LTDA. AND SUBSIDIARY - Consolidated Financial Statements Together
   with Report of Independent Public Accountants - December 31, 1999 and 1998...............     F-70

                  Report of Independent Public Accountants..................................     F-71

                  Consolidated Balance Sheets as of December 31, 1999 and 1998..............     F-72

                  Consolidated Statements of Operations for each of the three years in the
                      period ended December 31, 1999........................................     F-74

                  Consolidated Statements of Changes in Shareholders' Equity for each of
                      the three years in the period ended December 31, 1999.................     F-75

                  Consolidated Statements of Cash Flows for each of the three years
                      in the period ended December 31, 1999.................................     F-76

                  Notes to Financial Statements.............................................     F-78

CCS--CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTDA. -
   Financial Statements Together with Report of Independent Public Accountants -
   December 31, 1999 and 1998...............................................................     F-91

                  Report of Independent Public Accountants..................................     F-92

                  Balance Sheets as of December 31, 1999 and 1998...........................     F-93

                  Statements of Operations for each of the three years in the period ended
                      December 31, 1999.....................................................     F-95

                  Statements of Changes in Shareholders' Equity for each of the three years
                      in the period ended December 31, 1999.................................     F-96

                  Statements of Cash Flows for each of the three years in the period ended
                      December 31, 1999.....................................................     F-97

                  Notes to Financial Statements.............................................     F-98

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.



By: /s/ Jose Augusto P. Moreira
    ----------------------------
Name:    Jose Augusto P. Moreira
Title:   Officer


By: /s/ Claudio Cesar D'Emilio
    ----------------------------
Name:    Claudio Cesar D'Emilio
Title:   Officer


Date:    June 21, 2000

Tevecap S.A. and Subsidiaries

Consolidated Financial Statements Together with
Report of Independent Public Accountants


December 31, 1999 and 1998

                                  TEVECAP S.A.
                                AND SUBSIDIARIES

                   Index to Consolidated Financial Statements

Contents

                                                                                                     Page
Report of Independent Public Accountants                                                             F-2

Consolidated Balance Sheets as of December 31, 1999 and 1998                                         F-3

Consolidated Statements of Operations for each of the three years in the period ended
   December 31, 1999                                                                                 F-5

Consolidated Statements of Changes in Shareholders' Deficit and Statements of
   Redeemable Common Stock for each of the three years in the period ended
   December 31, 1999                                                                                 F-6

Consolidated Statements of Cash Flows for each of the three years in the period ended
   December 31, 1999                                                                                 F-7

Notes to The Consolidated Financial Statements                                                       F-9

Report of Independent Public Accountants


To the Shareholders and Directors of TEVECAP S.A.

We have audited the accompanying consolidated balance sheets of TEVECAP S.A. and subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' deficit and redeemable common stock and cash flows for each of the three years in the period ended December 31, 1999, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tevecap S.a. and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen


Sao Paulo, Brazil
May 5, 2000

TEVECAP S.A.

AND SUBSIDIARIES


Consolidated Balance Sheets

December 31, 1999 and 1998
(in thousands of U.S. dollars)

                                                                December 31,
                                                            --------------------
                                                              1999        1998
                                                            --------    --------

                             ASSETS

Current assets
   Cash and cash equivalents                                $  1,946    $  1,397
   Accounts receivable, net                                    7,562      20,679
   Inventories, net                                           10,313      14,900
   Film exhibition rights                                      1,278       1,568
   Prepaid and other assets                                    3,612       5,176
   Accounts receivable from related parties                      155       1,052
   Judicial deposits                                             832        --
   Other accounts receivable                                   5,496       4,232
                                                            --------    --------

               Total current assets                           31,194      49,004
                                                            --------    --------

Property, plant and equipment, net                           211,729     298,004
Investments
   Equity basis                                                2,190       1,944
   Cost basis investments                                          8      49,096
   Concessions, net                                           10,366      12,070
Loans to related companies                                     5,973      29,416
Debt issuance costs, net (accumulated amortization;
   1999- $ 8,382; 1998 - $ 2,978)                                859       6,263
Promissory note                                               25,500        --
Other                                                          2,129       2,130
                                                            --------    --------

               Total assets                                 $289,948    $447,927
                                                            ========    ========


     The accompanying notes are an integral part of the consolidated financial statements.

TEVECAP S.A.

AND SUBSIDIARIES


Consolidated Balance Sheets

December 31, 1999 and 1998
(in thousands of U.S. dollars)

                                                                                  December 31,
                                                                           --------------------------
                                                                              1999            1998
                                                                           ---------        ---------
                      LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
   Loans                                                                   $   8,492        $  41,028
   Film suppliers                                                              8,711           17,568
   Other suppliers                                                             8,662           25,715
   Deficit in discontinued operations                                           --             21,858
   Taxes payable other than income taxes                                       5,969           13,229
   Accrued payroll and related liabilities                                     2,389            3,957
   Advance payments received from subscribers                                    938            2,002
   Other accounts payable                                                      2,637            5,818
                                                                           ---------        ---------

               Total current liabilities                                      37,798          131,175
                                                                           ---------        ---------

Long-term liabilities
   Loans                                                                      57,446          262,352
   Loans from shareholders                                                   137,168           88,740
   Taxes payable other than income taxes                                      22,778            1,005
   Provision for claims                                                        2,417            6,421
   Liability to fund equity investee                                           5,934            1,025
                                                                           ---------        ---------

               Total long-term liabilities                                   225,743          359,543
                                                                           ---------        ---------

Commitments and contingencies (Notes 16 and 18)

Minority interest                                                              2,786            3,464
Redeemable common stock, no par value, 85,637,526 shares
    Issued and outstanding                                                   178,002          178,002

Shareholders' deficit
   Common stock, no par value, 140,700,759
      Shares issued and outstanding                                          242,342          242,342
   Accumulated deficit                                                      (396,723)        (466,599)
                                                                           ---------        ---------

               Total shareholders' deficit                                  (154,381)        (224,257)
                                                                           ---------        ---------

               Total liabilities and shareholders' deficit                 $ 289,948        $ 447,927
                                                                           =========        =========


     The accompanying notes are an integral part of the consolidated financial statements.

TEVECAP S.A.

AND SUBSIDIARIES


Consolidated Statements of Operations

for the years ended December 31, 1999, 1998 and 1997
(in thousands of U.S. dollars)

                                                                                            Year ended December 31,
                                                                              -----------------------------------------------------
                                                                                   1999                1998                1997
                                                                              -------------       -------------       -------------
Gross revenues
   Monthly subscriptions                                                      $      94,055       $     136,278       $     142,700
   Installation                                                                       1,900               2,886              12,941
   Advertising                                                                        1,597               3,544               4,947
   Indirect programming                                                               3,722              19,580              22,810
   Additional services & others                                                      14,924              14,893              13,649
   Taxes on revenues                                                                (12,782)            (12,533)            (13,315)
                                                                              -------------       -------------       -------------
            Net revenue                                                             103,416             164,648             183,732
                                                                              -------------       -------------       -------------

Direct operating expenses
   Payroll and benefits                                                               7,857              15,968              22,593
   Programming                                                                       24,166              54,282              56,394
   Transponder lease cost                                                             1,975               2,336               6,312
   Technical assistance                                                               1,311               1,212               1,832
   Vehicle rentals                                                                      100                 178               1,075
   TVA magazine                                                                       2,482               7,158               5,827
   Pole rental                                                                        2,935               3,247               2,157
   Other costs                                                                        4,812               8,975               7,026
                                                                              -------------       -------------       -------------
                                                                                     45,638              93,356             103,216
                                                                              -------------       -------------       -------------
Selling, general and administrative expenses
   Payroll and benefits                                                              11,425              24,849              24,432
   Advertising and promotion                                                          3,645               9,335              18,367
   Rent                                                                               2,005               3,976               3,721
   Other administrative expenses                                                      7,556              16,100              16,407
   Other general expenses                                                               959               2,257               1,917
                                                                              -------------       -------------       -------------
                                                                                     25,590              56,517              64,844
                                                                              -------------       -------------       -------------
Provision for equipment and inventory obsolescence                                      605               1,940               3,944
Depreciation                                                                         55,174              46,402              33,704
Amortization                                                                          1,705               1,705               1,757
                                                                              -------------       -------------       -------------
            Operating loss from continuing operations                               (25,296)            (35,272)            (23,733)
                                                                              -------------       -------------       -------------
Interest income                                                                       5,896               6,718              14,205
Interest expense                                                                    (22,254)            (51,665)            (44,541)
Translation loss                                                                     (2,543)                (17)               (902)
Equity in losses of affiliates                                                       (5,238)            (12,139)             (6,851)
Other nonoperating income (expenses), net                                            64,882              (4,233)                927
                                                                              -------------       -------------       -------------
            Income (loss) from continuing operations before
                 income taxes and minority interest                                  15,447             (96,608)            (60,895)
Income taxes                                                                           (106)                (24)               --
                                                                              -------------       -------------       -------------
            Income (loss) from continuing operations before                          15,341             (96,632)            (60,895)
                 minority interest
Minority interest                                                                       678               1,338                 916
                                                                              -------------       -------------       -------------

            Income (loss) from continuing operations before                          16,019             (95,294)            (59,979)
                 extraordinary item

Loss from discontinued operations                                                      --               (52,773)            (21,438)
Extraordinary item - gain on debt  repurchase                                        53,857                --                  --
                                                                              -------------       -------------       -------------

            Net income (loss)                                                 $      69,876       $    (148,067)      $     (81,417)
                                                                              =============       =============       =============

            Net income (loss) per share for continuing
                 operations before extraordinary item                                  0.07              (0.42)              (0.30)
            Net loss per share for discontinued operations                             --                (0.23)              (0.11)
            Net income per share for extraordinary item                                0.24                --                  --
            Net income (loss) per share                                                0.31              (0.65)              (0.41)
            Weighted average shares outstanding                                 226,338,285         226,338,285         196,712,865


     The accompanying notes are an integral part of the consolidated financial statements.

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Deficit and Statement of Redeemable Common Stock

for the years ended December 31, 1999, 1998 and 1997
(in thousands of U.S. dollars)

                                                                                              Total         Redeemable
                                                         Paid-in        Accumulated       Shareholders'       Common
                                                         Capital          Deficit           Deficit           Stock
                                                       ----------       -----------       -------------    ------------

Balance as of December 31, 1996                        $  142,495        $(224,023)        $ (81,528)        $ 164,910

Net loss for the year                                                      (81,417)          (81,417)

Accretion related to redeemable common stock                               (24,124)          (24,124)           24,124
                                                       ----------        ---------         ---------         ---------

Balance as of December 31, 1997                        $  142,495        $(329,564)        $(187,069)        $ 189,034
                                                       ----------        ---------         ---------         ---------

Capital contributed on February 2, 1998                    99,847                             99,847

Net loss for the year                                                     (148,067)         (148,067)

Reversal related to redeemable common stock                                 11,032            11,032           (11,032)
                                                       ----------        ---------         ---------         ---------

Balance as of December 31, 1998                        $  242,342        $(466,599)        $(224,257)        $ 178,002
                                                       ----------        ---------         ---------         ---------

Net income for the year                                                     69,876            69,876
                                                       ----------        ---------         ---------         ---------

Balance as of December 31, 1999                        $  242,342        $(396,723)        $(154,381)        $ 178,002
                                                       ==========        =========         =========         =========


     The accompanying notes are an integral part of the consolidated financial statements.

TEVECAP S.A.

AND SUBSIDIARIES


Consolidated Statements of Cash Flows

for the years ended December 31, 1999, 1998 and 1997
(in thousands of U.S. dollars)

                                                                                                Year Ended December 31,
                                                                                      ----------------------------------------------
                                                                                        1999              1998              1997
                                                                                      ---------         ---------         ---------
Cash flows from operating activities:
  Net income (loss)                                                                   $  69,876         $(148,067)          (81,417)
  Adjustments to reconcile net income (loss) to net cash (used
  in) provided by operating activities:
    Depreciation                                                                         55,174            46,402            33,704
    Amortization                                                                          1,705             1,705             1,757
    Amortization of debt issuance cost                                                    5,404             1,550             1,332
    Provision for doubtful accounts                                                         196             3,407             3,334
    Provision for equipment and inventory obsolescence                                      605             1,940             3,944
    Provision for claims                                                                 (4,004)            1,617              (241)
    Minority interest                                                                      (678)           (1,338)            3,024
    Disposal and write-off of property, plant and equipment                              57,028             1,574               338
    Gain on sale of assets                                                             (134,138)             --                --
    Write-off of investments in TV Filme Inc.                                             6,668              --                --
    Buy back gain of Senior Notes                                                       (70,692)             --                --
    Discontinued operations                                                                --              52,773            21,438
    Equity in losses of affiliates                                                        5,238            12,139             6,851
  Changes in operating assets and liabilities:
    Film exhibition rights                                                                  290              (277)             (230)
    Accounts receivable                                                                  12,921                53           (13,914)
    Prepaid and other assets                                                              1,564             8,657           (11,075)
    Promissory note                                                                     (25,500)
    Other accounts receivable                                                            (1,198)            1,928            (4,587)
    Accrued interest                                                                     14,334               258            26,659
    Inventories                                                                           3,982             8,680           (11,365)
    Suppliers                                                                           (25,910)            1,931           (13,666)
    Taxes payable other than income taxes                                                14,513             4,342             2,521
    Accrued payroll and related liabilities                                              (1,568)           (1,382)                6
    Advances received from subscribers                                                   (1,064)            1,968            (2,411)
    Other accounts payable                                                               (3,181)            2,815             3,864
                                                                                      ---------         ---------         ---------
               Net cash (used in) provided by operating activities                      (18,435)            2,675           (30,134)
                                                                                      ---------         ---------         ---------

Cash flows (used in) provided by investing activities:
  Purchases of property, plant and equipment                                            (25,927)          (81,392)         (118,909)
  Discontinued operations                                                                  --             (17,011)              295
  Cash received on sale of assets                                                       177,542              --                --
  Loans to related companies                                                               --             (44,071)          (61,939)
  Purchase of concessions                                                                    (1)             --                --
  Investments in equity and cost investments                                             (1,788)          (20,082)          (44,350)
                                                                                      ---------         ---------         ---------
               Net cash (used in) provided by  investing  activities                    149,826          (162,556)         (224,903)

                                                                                      ---------         ---------         ---------

Cash flows (used in) provided by financing activities:
  Bank loans                                                                              6,661            14,549            59,509
  Capital contributions                                                                    --              99,847              --
  Loans from shareholders                                                                63,695           126,084            54,908
  Repayments of loans from shareholders                                                 (11,430)             --                --
  Repayments of loans to related companies                                                2,180            31,429            45,724
  Repayments of loans from related companies                                               --             (83,696)           (4,442)
  Repayment of loans from banks                                                        (191,948)          (27,924)           (4,412)
                                                                                      ---------         ---------         ---------
               Net cash (used in) provided by financing activities                     (130,842)          160,289           151,287

                                                                                      ---------         ---------         ---------

Net increase (decrease) in cash and cash equivalents                                        549               408          (103,750)
Cash and cash equivalents at beginning of the period                                      1,397               989           104,739
                                                                                      ---------         ---------         ---------
               Cash and cash equivalents at end of the period                         $   1,946             1,397               989
                                                                                      =========         =========         =========
Supplemental cash disclosure:
  Cash paid for interest                                                              $  15,784            31,712            32,038
                                                                                      =========         =========         =========


     The accompanying notes are an integral part of the consolidated financial statements.

TEVECAP S.A.

AND SUBSIDIARIES


Consolidated Statements of Cash Flows

for the years ended December 31, 1999, 1998 and 1997
(in thousands of U.S. dollars)

                                                                                    Year Ended December 31,
                                                                     -----------------------------------------------------
                                                                         1999                 1998              1997
                                                                     -------------        -------------      -------------
Supplemental noncash financing and investing activities:
   Accrued interest on related company loans refinanced
      as principal balance                                           $      (3,835)       $      10,930       $     4,599





     The accompanying notes are an integral part of the consolidated financial statements.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars)


1.   The Company and its principal operations

     The consolidated financial statements have been prepared to reflect the consolidated results of TEVECAP S.A. and its subsidiaries (the "Company").

     TEVECAP S.A. is a holding company, the subsidiaries of which render services related to wireless cable,cable and high-speed internet, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

     As of December 31, 1999, Abril S.A. ("Abril"), a printing and distribution company, was the majority shareholder of the Company.

2.   Summary of significant accounting policies

     Significant policies followed in the preparation of the consolidated financial statements are described below:

2.1. Basis of presentation and consolidation

     a)   Basis of presentation

     The consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


2.1. Basis of presentation and consolidation (Continued)

     b)   Principles of consolidation

     The consolidated financial statements include the accounts of TEVECAP S.A. and all majority-owned subsidiaries.

     Investments in affiliated companies, owned 20% to 50% inclusive, are carried at cost plus the Company's equity in undistributed earnings since acquisition. Investments in less than 20% owned affiliates are accounted for under the cost method. Intercompany transactions and accounts are eliminated in consolidation.

2.2. Accounting records

     As required by Brazilian Law and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (real). In order to present the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

2.3. Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency, as a substantial portion of Company's business is conducted in United States dollars. As such, the local accounts of the Company are translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.7890 to US$1 in effect on December 31, 1999 and R$1.2087 to US$1 in effect on December 31, 1998. Translation gains/losses are recognized in the income statement.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates, and deferred income taxes, which are translated at the current rate. Translation gains/losses are recognized in the income statement.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


2.4     Consolidated financial statements

     The Company's operating subsidiaries included in the consolidated financial statements are:

                                                                     Ownership Interest as of
                                                                          December 31,
                                                                  ------------------------------
                                                                   1999                   1998
                                                                  -------                -------
Owned Systems
    TVA  Distribuidora S.A                                         100.00%                100.00%
    TVA Sistema de Televisao S.A                                    98.00%                 98.00%
    TVA Sul Parana Ltda                                             86.00%                 86.00%
    CCS Camboriu Cable Systems de Telecomunicacoes Ltda             51.60%                 51.60%
    TVAPar S.A                                                     100.00%                100.00%
    TVA Finco Ltda                                                   --                   100.00%
    Rede Ajato Ltda. (c)                                           100.00%                  --

License Subsidiary
    Comercial Cabo TV Sao Paulo Ltda. (a)                          100.00%                100.00%
    TVA Satelite Ltda. (b)                                           --                   100.00%
    Galaxy Brasil Ltda. (b)                                          --                   100.00%
    TVA Banda C Ltda. (b)                                            --                    99.99%
    Ype Radio e Televisao Ltda                                     100.00%                100.00%
    TVA Sistema de Televisao de Porto Alegre S.A                   100.00%                100.00%

Programming Ventures
    TVA Programadora Ltda                                          100.00%                100.00%
    TVA Channels Ltda                                              100.00%                100.00%
    TVA Communications Ltd.                                        100.00%                100.00%
    TVA Communications Aruba N.V                                   100.00%                100.00%

a.   0.00149% of the common  shares in this entity are owned by the  controlling
     shareholder   of  the  parent   company   pursuant  to  local   legislative
     requirements.

b.   In July 1999, the Company sold its interest on these companies.

c. On August 1, 1999, the company Rede Ajato Ltda. was created to operate in the high-speed internet market.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

2.5  Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.6  Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1999 and 1998 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets, is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to film suppliers and other suppliers, other accounts payable, loans to related companies and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is variable and based on market rates.

     o The fair value of third party loans, except for Senior Notes, approximates their carrying value as the interest rates on these loans are either fixed at a rate comparable with the current market rate or variable and based on market rates.

     o The fair value of Senior Notes represents 59% of its carrying value as of December 31, 1999.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


2.7  Accounts receivable

     A provision for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.

2.8  Inventories

     Inventories consist of materials and supplies and imports in transit. Materials and supplies are used to provide service to new customers, and to ensure continuity of service to existing customers. Imports in transit represent materials purchased from foreign countries that have not yet been received.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

     A provision for obsolescence has been established on the basis of an analysis of slow-moving materials and supplies.

2.9  Film exhibition rights and program licensing

     Film exhibition rights and program licensing costs are deferred and charged to expense as the films and/or programs are exhibited.

2.10 Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 10.

2.11 Advertising

     Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

2.12 Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's licenses and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made if and when appropriate.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


2.13 Revenue recognition

     Hook-up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are generally higher than the revenues. Subscription revenues are recognized as earned on an accrual basis.

2.14 Licenses

     Televisao Show Time Ltda. ("TV Show Time") and TVA Brasil Radioenlaces Ltda. ("TVA Brasil") hold licenses covering certain operations of the Company. The use of such licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among TEVECAP S.A., TV Show Time, TVA Brasil and Abril S.A.

     Pursuant to the Service Agreement, TV Show Time and TVA Brasil have agreed to transfer the licenses, which are carried at nil value, to TEVECAP S.A. at nominal cost.

2.15 Accounting for issuance of stock by subsidiaries and equity investees

     Gains or losses arising from the issuance of shares by subsidiaries and equity investees are recognized in income to the extent that the net book value of the shares owned after the sale exceeds or is lower than the net book value per share immediately prior to the sale of the shares by the subsidiary or equity investees.

2.16 Concessions

     Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


3.   Accounts receivable, net

  As of December 31, 1999 and 1998, accounts receivable were comprised of:

                                                                1999               1998
                                                              --------           --------

     Subscriptions and installation fees                      $ 14,375           $ 21,544
     Advertising and affiliates                                  1,437              5,807
     Programming                                                 1,000               --
     Other                                                       2,120              4,502
     Provision for doubtful accounts                           (11,370)           (11,174)
                                                              --------           --------

                                                              $  7,562           $ 20,679
                                                              ========           ========


4    Inventories, net

     As of December 31, 1999 and 1998, inventories were comprised of:

                                                               1999               1998
                                                             --------           --------

     Materials and supplies                                  $ 13,431           $ 16,420
     Imports in transit                                           617              1,610
     Provision for obsolescence                                (3,735)            (3,130)
                                                             --------           --------

                                                             $ 10,313           $ 14,900
                                                             ========           ========


5    Prepaid and other assets

     As of December 31, 1999 and 1998, prepaid expenses were comprised of:

                                                              1999               1998
                                                            --------           --------

     Advances to suppliers                                  $  1,088           $  1,965
     Prepaid meals and transportation                            106                 38
     Debt issuance costs                                         220              1,274
     Other                                                     2,198              1,899
                                                            --------           --------
                                                            $  3,612           $  5,176
                                                            ========           ========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


6.      Related party transactions

        The following tables summarize the transactions between the Company and its related parties as of December 31, 1999 and 1998 and for the three years ended December 31, 1999:

                                                       December 31,
                                           -------------------------------------
                                                 1999                1998
                                           -----------------   -----------------
TVA Finco Ltda
    Loans receivable                            $   --                 $ 14,117

Abril S.A
    Accounts receivable                         $     47               $   --
    Loans payable                                137,168                 88,740
    Accounts payable                                 291                    399

Televisao Abril Ltda
    Accounts receivable                         $   --                 $     98

ESPN do Brasil Ltda
   Accounts receivable                          $   --                 $    131
   Accounts payable                                 --                       26

Canbras TVA Cabo Ltda
   Accounts receivable                          $     11               $     39
   Loans receivable                                5,799                  5,955

HBO Brazil Partners Ltda
    Loans receivable                            $   --                 $  1,792

California Broadcast Center L.L.C
    Loans receivable                            $   --                 $  7,315

Galaxy Brasil Ltda
    Accounts receivable                         $   --                 $    153

TVA Banda C Ltda
    Accounts receivable                         $   --                 $    545
    Loans receivable                                --                      234

Others
    Accounts receivable                         $     97               $     86
    Loans receivable                                 174                      3
    Accounts payable                                  27                   --

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


6.   Related-party transactions (Continued)

                                                          1999                 1998                 1997
                                                        --------             --------             --------

     Abril S.A
        Net interest expense                            $ (3,835)            $ 17,154             $  4,653
        Printing costs                                     1,447                3,301                4,389

     ESPN do Brasil Ltda
        Programming costs                               $   --               $  5,188             $  5,213
        Programming revenue                                 --                 (1,120)                --
        Net interest (income) expense                       --                   --                 (1,720)

     TV Filme Inc.
        Programming revenue                             $   (184)            $ (3,010)            $ (8,629)

     Canbras TVA Cabo Ltda
        Programming revenue                             $   (216)            $ (2,185)            $ (1,837)
        Net interest expense                                --                   --

     California Broadcast Center L.L.C
        Net interest income                             $   (197)            $   (769)            $   (551)


     Loans granted to or obtained from related companies, under loan agreements, are denominated in reais and subject to variable interest of 2.17 % to 1.58% per month as of December 31, 1999 (1.76% to 3.23% per month as of December 31, 1998).

     TEVECAP S.A. has a credit facility with Abril S.A. under which TEVECAP S.A. is allowed to borrow up to $60,000 on a revolving basis until December 1999. Since June 1996, TEVECAP S.A., has from time to time requested, and Abril S.A. has provided, funding in excess of the aggregate maximum principal amount. As of December 31, 1999 $137,168 was drawn down under the facility. The credit facility is subject to a variable interest rate of 2.17% to 1.58% per month as of December 31, 1999 (1.76% to 3.23% per month as of December 31, 1998) and will be paid after December 31, 2000.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


6.   Related-party transactions (Continued)

     Additionally, Abril S.A. provided a guarantee in the course of the year for equipment imported by TVA Sistema de Televisao S.A., TV Filme Inc. ("TV Filme") and TVA Sul Parana Ltda. The amount outstanding pursuant to this guarantee as of December 31, 1999 was $ 6,463. The Company and Falcon Internacional Communications Services Inc., one of the Company's shareholders, signed a consulting service agreement on April, 1996 related to the Company's operations and technologies. Initially, the duration of this agreement was two years, renewable every subsequent two-year period thereafter. The payment for the consulting services amounts to $ 196 per annum.

     Related-party transactions relating to programming sales and costs and printing services costs were carried out at usual market rates and terms.

7.   Other accounts receivable

     As of December 31, 1999 and 1998, other accounts receivable were comprised of :

                                                       1999           1998
                                                      ------         ------

     Galaxy Brasil Ltda                               $2,015         $ --
     TVA Banda C Ltda                                    471           --
     ESPN do Brasil Ltda                                 145           --
     Tax recoverable                                   1,246          1,740
     Other                                             1,619          2,492
                                                      ------         ------

                                                      $5,496         $4,232
                                                      ======         ======

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


8.   Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1999 and 1998 are as follows:

                                                                                        1999                1998
                                                                                     ---------           ---------
        Deferred tax assets:
           Net operating loss carryforwards                                          $  74,731           $ 106,141
           Deferred charges                                                               --                 2,219
           Provision for obsolescence                                                      784               1,901
           Provision for claims                                                          8,270               8,253
           Provision for decoders                                                          673                 866
           Hook up fee                                                                    --                 1,425
           Other                                                                         1,639               4,939
                                                                                     ---------           ---------

                       Total gross deferred tax asset                                   86,097             125,744
                                                                                     ---------           ---------

        Deferred tax liability:
           Installation costs                                                              (54)               (509)
                                                                                     ---------           ---------

                       Total gross deferred tax liability                                  (54)               (509)
                                                                                     ---------           ---------

                           Net deferred tax asset                                       86,043             125,235
                                                                                     ---------           ---------

              Less valuation allowance for continuing operations                       (86,043)            (95,100)
              Less valuation allowance for discontinued operations                        --               (30,135)
                                                                                     ---------           ---------

                           Net deferred tax asset/liability                          $    --             $    --
                                                                                     =========           =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


8.   Income taxes (Continued)

     The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

     As of December 31, 1999, the Company and subsidiaries have unexpirable accumulated tax losses of $ 226,455.

     The consolidated income tax benefit was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                     1999               1998               1997

     Income (loss) before income taxes and minority             $  69,304          $(149,381)         $ (82,333)
           interest
     Statutory income tax rate                                         37%                33%                33%
                                                                ---------          ---------          ---------

                                                                   25,642            (49,296)           (27,170)

     Increase (decrease) in the income tax rate                    (5,661)              --                 --
     Unallowable amortization                                        (349)              (724)              (738)
     Deferred charges amortization                                 (2,750)            (3,972)            (4,230)
     Translation loss on tax losses                                34,209              4,902              3,089
     Installation materials depreciation                              867               (125)              (107)
     Equity in losses of affiliate                                    219              4,006              2,261
     Net loss of TVA Communication Aruba                              122                139              1,957
     Deductible devaluation loss for Brazilian Statutory
           Purposes                                               (27,839)           (11,351)            (7,434)
     Depreciation                                                   9,300              4,988              4,664
     Write-off of assets related to cancellations of
           subscriptions and decoders                               8,864               --                 --
     Net loss of merged companies                                    --                1,273               --
     Other                                                         (3,326)             3,458               (527)
                                                                ---------          ---------          ---------

     Net income tax benefit for the period                         39,298            (46,702)           (28,235)

     Increase(decrease) in valuation allowance for
           continuing operations                                  (39,192)            27,891             20,205
     Increase (decrease) in valuation allowance for
             discontinued operations                                 --               18,835              8,030
                                                                ---------          ---------          ---------

                                                                $     106          $      24          $    --
                                                                =========          =========          =========


     Income tax payable represents amounts owed by subsidiaries calculated on a stand-alone basis, as Brazilian income tax law does not allow consolidated tax returns.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

9.   Investments

     Investments as of December 31, 1999 and 1998 were comprised of:

                                                      Percentage
                                                       of Control        1999           1998
                                                      -----------       --------       --------
     Joint ventures and equity basis investments:
         ESPN do Brasil Ltda                               (a)         $   --         $  1,213
         HBO Brazil Partners Ltda                         24 (d)          2,190            731
                                                                       --------       --------

                                                                       $  2,190       $  1,944
                                                                       ========       ========

     Liability to fund joint ventures and
          Equity basis investments:
          Canbras TVA Cabo Ltda                             36         $  5,934       $  1,025
                                                                       --------       --------

                                                                       $  5,934       $  1,025
                                                                       ========       ========

     Cost basis investments:
          TV Filme, Inc.                                14.7 (b)       $   --         $  6,667
          Galaxy Latin America L.L.C                       (c)             --           42,421
          Other                                                               8              8
                                                                       --------       --------

                                                                       $      8       $ 49,096
                                                                       ========       ========

     Concessions, net:
           Stations in South of Brazil                                 $  8,646       $  8,646
           Ype Radio e Televisao Ltda. concessions                        6,363          6,363
           Comercial Cabo Ltda                                            1,970          1,970
           Other                                                             66             65
           Amortization                                                  (6,679)        (4,974)
                                                                       --------       --------

                                                                       $ 10,366       $ 12,070
                                                                       ========       ========


a) In November, 1999, the Company concluded the sale of ESPN do Brasil Ltda., generating a loss of $ 2,139, accounted for as a nonoperating income.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

9.   Investments (Continued)

b) As of December 31, 1999, TVA held a 14.7% equity interest in TV Filme. The remaining interests were held by Warburg, Pincus Investors, L.P., which held a 38.8% equity interest; members of the Lins family, Brazilian nationals, who held a 16.2% equity interest; public shareholders, who held a 28.15% equity interest; and certain individuals with a combined 2.15% equity interest (on July 29, 1996, TV Filme completed a public offering of 2.5 million shares of its common stock in the United States at an initial price of $10.00 per share). In August 1999, TV Filme entered into an agreement with a committee representing a majority of the holders of TV Filme's 12.875% Notes due 2004 pursuant to which these Noteholders will receive (i) a $25 million cash payment, (ii) $35 million in new five-year 12% notes and (iii) 80% of the new common shares of the reorganized company. The consummation of this agreement is dependent on necessary government approvals, including the approval of a U.S. bankruptcy court under Chapter 11 of the U.S. bankruptcy code, and the execution of definitive documentation. The Company expects that, should this agreement be approved and executed, the Company's equity interest in TV Filme will be reduced to less than 1%. Accordingly, as of December 31, 1999 the Company write off the amount of this investment.

c) On July 28, 1999, the Company and its subsidiary TV Communications Ltd. (TVAICO), after approval of ANATEL - National Telecommunications Agency, concluded the sales agreement dated May 18, 1999, related to its entire interest in Galaxy Brasil Ltda., TVA Banda C Ltda., Galaxy Latin America L.L.C. and Surfin Ltd. These transactions generated a gain of US$125,873 accounted for as nonoperating income. Additionally, as part of the sales agreement of these investments, with the proceeds from these transactions, on July 28, 1999, the subsidiary TVAICO repurchased in the foreign market the Company' Senior Notes at a price of US$131,201. The purchase was made at 35% less than the carrying value of the notes, which resulted in an extraordinary gain of US$ 70,692 ( US$ 53,857 net of bank fees and amortization of debt issuance cost). As a consequence of this event, from the total amount of US$250,000 of Senior Notes issued, US$201,978, is kept in the portfolio for future placement in the secondary market.

d) HBO Brazil Partners Ltda. ("HBO Brazil") is a joint venture between TVAICO, which as of December 31, 1999 and 1998 held a 24% equity interest, and HBO Brazil and HBO SOUTH B.V., which as of the same dates held the remaining 76%. HBO Brazil, Disney Enterprises, Inc., provides the programming to TVA Sistema de Televisao S.A.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

9.   Investments (Continued)


     The operations of HBO Brazil commenced in 1994 and condensed financial information as of and for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                           1999        1998        1997
                                          --------    --------    --------

     Current assets                       $ 21,870    $ 22,951    $ 27,826
     Non-current assets                      2,363       2,500       2,570
     Current liabilities                    17,668      23,343      26,681
     Revenues                               64,646      63,698      48,790
     Income (loss) from operations           2,827      (3,974)     (2,779)
     Income (loss) before income taxes         666      (4,026)     (2,844)
     Net Loss                             $ (2,987)   $ (5,038)   $ (3,830)

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


10.  Property, plant and equipment, net

     As of December 31, 1999 and 1998, property, plant and equipment were comprised of:


                                                    Annual
                                                 Depreciation            December 31,
                                                     Rate        ----------------------------
                                                      %            1999               1998
                                                 ------------    ---------          ---------
     Machinery and equipment                          10         $  58,823          $  55,708
     Decoders                                         10            72,294            120,434
     Leasehold improvements                           25             3,020              3,020
     Furniture and fixtures                           10             1,989              1,907
     Premises                                         10             4,040              3,957
     Vehicles                                         20             2,900              3,095
     Software                                         20             2,225              2,511
     Tools                                            10               878                878
     Reception equipment                              20           121,250            153,614
     Cable plant                                      10            85,207             83,671
     Building                                          4             3,784              3,784
                                                                 ---------          ---------
                                                                   356,410            432,579

     Trademarks, patents and others                                    186                186
     Telephone line use rights                                       2,995              2,978
     Other                                                           1,120                691
     Provision for decoders and machinery
        and equipment                                                 --               (6,375)
     Accumulated depreciation                                     (149,020)          (134,398)
     Fixed assets in transit                                            38              2,343
                                                                 ---------          ---------

                                                                 $ 211,729          $ 298,004
                                                                 =========          =========

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


11.  Promissory note

     On February 7, 2000, the Company, through a wholly-owned subsidiary, raised funds in foreign markets through a private placement of $25,500, 11.5% guaranteed participation certificates ("the participation certificates") maturing on August 6, 2001. Each participation certificate represents a fractional undivided interest in a $25,500 promissory note ("the GLA Promissory Note") issued by GLA in favor of the Company as partial consideration for the sale by the Company to GLA of the Companys entire equity interests in Galaxy Brasil and TVA Banda C. Holders of the participation certificates, however, have no recourse to GLA for any amounts payable under the participation certificates or the GLA Promissory Note.

12.  Loans

     As of December 31, 1999 and 1998, loans were comprised of:

     December 31, 1999                           Short-term       Long-term
                                                 ----------       ---------

     Senior Notes due 2004                        $    572         $ 48,022
     Bank loans                                      7,920            9,424
                                                  --------         --------

                                                  $  8,492         $ 57,446
                                                  ========         ========

     December 31, 1998                            $ 41,028         $262,352
                                                  ========         ========


     On November 26, 1996, Tevecap S.A. raised funds in foreign markets through a private placement of Senior Notes amounting to $250,000. These Senior Notes mature on November 26, 2004 and are guaranteed by certain of Tevecap S.A.'s subsidiaries. Interest thereon is at 12.625% per annum and is payable on May 25 and November 25 of each year commencing on May 25, 1997.

     At the time the Senior Notes were repurchased the Company obtained a consent from the remaining noteholders to eliminate the majority of the restrictive covenants in the Senior Notes agreements.

     Debt issuance costs associated with the 12.625% senior notes amounted to $9,241 and are being amortized over the term of the senior notes. Amortization costs for the year ended December 31, 1999 amounted to $ 5,404 including the write-off of the costs related to the repurchased notes.

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)

12.  Loans (Continued)

     Bank loans in local currency are secured by promissory notes and chattel mortgages; interest thereon is at 8.36% per year.

     Annual maturities of long-term debt, for the four years subsequent to December 31, 1999 are as follows:

                      2001                   $ 4,622
                      2002                     4,802
                      2003                      --
                      2004                    48,022
                                             -------

                                   Total     $57,446
                                             =======

13.  Other accounts payable

     As of December 31, 1999 and 1998, other accounts payable were comprised of:

                                                           1999        1998
                                                         ------      ------

     Accounts payable to related companies               $  318      $  425
     Advertising                                             85       1,619
     Importation expenses payable                           116          45
     Other                                                2,118       3,729
                                                         ------      ------

                                                         $2,637      $5,818
                                                         ======      ======

TEVECAP S.A.

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


14.  Taxes payable other than income taxes

     As of December 31, 1999 and 1998, taxes payable other than income taxes were comprised of :



                                                          1999        1998
                                                        --------    --------

     COFINS                                             $ 11,082    $ 11,337
     ICMS                                                  6,654       2,532
     PIS                                                   3,193          41
     Other                                                   284         324
                                                        --------    --------

                                                          21,213      14,234

     Liabilities assumed from Galaxy Brasil Ltda. and
                 TVA  Banda C Ltda
     ICMS                                                  6,437        --
     PIS                                                   1,097        --
                                                        --------    --------

                                                           7,534        --
                                                        --------    --------

                                                          28,747      14,234
                                                        ========    ========

     ( - ) current liabilities                            (5,969)    (13,229)
                                                        --------    --------

                                                        $ 22,778    $  1,005
                                                        ========    ========


On April 5, 2000, the Company opted for the REFIS (Tax Recovery Program), established by Decree No. 3.342/00 of January 25, 2000, later changed into Law No. 9.964/00 of April 10, 2000.

With the option for the REFIS, the Company will be able to finance its taxes payable to the Federal Government for five years. Taxes payable are restated for taxes incurred through February 29, 2000. The Company has 60 days, as from the option formalization date, to present the calculation of the the amounts due for the taxes to be paid in installments. The restatement of the tax debts included in the REFIS is made based on the TJLP (Brazilian long-term interest rate).

The classification of such taxes between current and long-term liabilities take into account the option for the REFIS mentioned above.

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


15.  Other nonoperating, income (expenses), net



     As of December 31, 1999 and 1998, nonoperating were comprised of :

                                                             1999         1998         1997
                                                          ---------    ---------    ---------

     Extraordinary losses on transmission rights          $    --      $  (2,690)   $    --

     Capital gain (loss):
          on sale of DTH operation                          125,873         --           --
          on sale of ESPN do Brasil Ltda                     (2,139)        --           --
          on TVA Communications Aruba N.V. referring to
               affiliate HBO Brazil Partners Ltda              --         (1,550)        --

     Write-off of investment in TV Filme Inc                 (6,668)        --           --

     Write-off of assets related to cancellations of
               subscriptions                                (18,407)        --           --

     Write-off of decoders - Digisat sale                   (31,529)        --           --

     Other                                                   (2,248)           7          927

                                                          ---------    ---------    ---------

                                                          $  64,882    $  (4,233)   $     927
                                                          =========    =========    =========

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


16.  Leased assets and commitments

     The Company has rented its office space through the year 2004. As of December 31, 1999, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $ 9,666, as follows:

                          2000              $  3,026
                          2001                 1,660
                          2002                 1,660
                          2003                 1,660
                          2004                 1,660
                                            --------

                               Total        $  9,666
                                            ========


     As of December 31, 1999, the Company had contractual commitments with Empresa Brasileira de Telecomunicacoes ("Embratel") for the use of a transponder until the year 2003. Based on the contract provisions, these commitments are currently estimated to aggregate approximately $18,031 as follows:

                          2000                 5,277
                          2001                 5,277
                          2002                 5,277
                          2003                 2,200
                                            --------

                              Total         $ 18,031
                                            ========

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


17.  Common stock

     Common stock as of December 31, 1999 and 1998 was comprised of:

                                               1999                                  1998
                                  -------------------------------    ---------------------------
                                      US$             Shares            US$           Shares
                                  ------------    ---------------    ----------    -------------

     Redeemable common stock
        (including accretion)     $   178,002         85,637,526     $ 178,002       85,637,526
                                  ------------    ---------------    ----------    -------------

     Paid-in capital              $   242,342        140,700,759     $ 242,342      140,700,759
                                  ============    ===============    ==========    =============

     a) Common stock subject to redemption

     As of December 31, 1999 and 1998, 37.7% of the common stock of Tevecap S.A. was subject to an Event Put, i.e., a "triggering event" under the Stockholders' Agreement pursuant to which each of the shareholders (other that Abril) may, in certain circumstances, demand that TEVECAP S.A. purchase all or a portion of its shares, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded. In addition, as of December 31, 1999 and 1998, 12.3% of these shares are also subject to a Time Put whereby, pursuant to the Stockholders' Agreement, Falcon International Communications may demand that TEVECAP S.A. buy all or a portion of Falcon's shares of capital stock held in TEVECAP S.A. if such shares are not publicly registered, listed or traded by September 22, 2002.

     For purposes of the Event Put, triggering events are: (i) the amount of the capital stock held by a stockholder with an Event Put exceeds the amount allowed under any legal restriction to which such Stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by certain specified entities/individuals of any representation, warranty, covenant or duty made or owed pursuant to certain agreements;
     (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) the controlling shareholder of Abril ceases to directly or indirectly hold a specified percentage of TEVECAP S.A. without the approval of the Stockholders or ceases to control the voting capital stock held by its affiliates representing 50% or more of the voting capital stock of TEVECAP S.A.; (v) the Service Agreement as amended, among TEVECAP S.A., TV Show Time, TVA Brasil and Abril ceases to be valid or effective or TV Show Time, TVA Brasil and Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy; or (vi) another Stockholder exercises an Event Put other than a Regulatory Put.

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


17.  Common stock (Continued)

     The Company's management believes that the probability of occurrence of the triggering events, which would permit any of its shareholders to exercise their Event Put, is remote.

     However, a company that is public in the United States, and which therefore is required to register its securities with the United States Securities and Exchange Commission (the "SEC"), is required for accounting purposes to present redeemable equity securities separately from shareholders' equity, if redemption of such securities is beyond the control of the registrant. That presentation is required even if the likelihood of redemption is remote.

     The Common Shares subject to the Time Put are redeemable at fair value as determined by appraisal or by a multiple of the Company's most recent quarterly earnings. The Company has recorded a reversal on these shares to fair market value of $11,032 with respect to the year ended December 31, 1998 and the market value was maintained for December 31, 1999.


     b) Paid-in capital

     Paid-in capital represents registered common shares without par value.

     The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Brazilian Corporation Law. As the Company has not recorded net income since its inception, no such dividends are payable.


18.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company, which were not recognized in the consolidated financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In Management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


19.  Pension plan

     In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $201 for the year ended December 31, 1999 ($511 in 1998 and $1,070 in 1997).


20.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril s.a. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to Associacao Abril de Beneficios, the company responsible for management of the plan.

     In 1999, contributions made by Tevecap S.A. and certain affiliates of Associacao Abril de Beneficios amounted to $933 ($2,046 in 1998 and $1,988 in 1997).


21.  Supplementary information - valuation and qualifying accounts and reserves

                                                                         Provision
                                                 Provision                   For         Provision     Deferred
                                                   For                     Decoders         For        Taxation      Provision
                                                 Doubtful   Provision for    And         Exhibition    Valuation       for
                                                 Accounts   Obsolescence   Equipment     Expiration    Allowance      Claims
                                                 --------   ------------   ---------     ----------    ---------      ------

     Balance as of December 31, 1996             $   4,433    $   2,250    $   1,371     $   1,162     $  50,274     $   5,045

     Additions charged to expense                    3,334          870        3,074          --          28,235          --
     Reduction                                        --           --           --          (1,162)         --            (241)
                                                 ---------    ---------    ---------     ---------     ---------     ---------
     Balance as of December 31, 1997             $   7,767    $   3,120    $   4,445     $    --       $  78,509     $   4,804

     Additions charged to expense                    3,407           10        1,930          --          46,726         1,617
                                                 ---------    ---------    ---------     ---------     ---------     ---------
     Balance as of December 31, 1998             $  11,174    $   3,130    $   6,375     $    --       $ 125,235     $   6,421

     Additions charged to expense                      196          605         --            --            --            --
     Reduction                                        --           --         (6,375)         --         (39,192)       (4,004)
                                                 ---------    ---------    ---------     ---------     ---------     ---------
     Balance as of December 31,1999              $  11,370    $   3,735    $    --       $    --       $  86,043     $   2,417
                                                 =========    =========    =========     =========     =========     =========

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


22.  Recent accounting pronouncements

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 2000. As of December 31, 1999 the Company has no operations with hedging activities.

     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Views on Selected Revenue Recognition Issues" ("SAB 101"), which sets forth the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101 is effective for the second quarter of 2000. The Company will assess the effect of this new standard during 2000 fiscal year. The Company does not believe there will be any significant effect on its financial statements.

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


23.  Segments of Business

     Tevecap's corporate structure was completed by dividing the Company into two distinct operating divisions:

     a.   Distribution which includes Cable and MMDS operations;

     b. Programming which concentrates Tevecap's programming interest at TVA Channels Ltda.;

December 31, 1999

                                            MMDS
                                            & Cable        Programming         Others         TOTAL

     Net Revenue                              98,879           4,409             128         103,416

     Operating Expenses                       58,304           6,482           7,047          71,833

     Depreciation and Amortization            55,425           1,313             141          56,879
                                            --------        --------        --------        --------
     Operating Loss                          (14,850)         (3,386)         (7,060)        (25,296)

     Interest expense, net                    (5,871)            237         (13,267)        (18,901)

     Equity income (losses) affiliates        (4,909)           (329)           --            (5,238)

     Other Nonoperating                      (59,190)            (10)        124,082          64,882
                                            --------        --------        --------        --------
     Income (loss)  before Income taxes
       And minority interest                 (84,820)         (3,488)        103,755          15,447

     Income Tax                                 (106)           --              --              (106)

     Minority interest                           678            --              --               678
                                            --------        --------        --------        --------
     Net Income (loss) before extraordinary
     item                                    (84,248)         (3,488)        103,755          16,019

     Extraordinary item - gain on debt
     repurchase                                 --              --            53,857          53,857
                                            --------        --------        --------        --------
     Net income (loss)                       (84,248)         (3,488)        157,612          69,876
                                            ========        ========        ========        ========

     Capital Expenditures                     24,269              49           1,609          25,927

     Total assets                            246,843           9,398          33,707         289,948

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


23.  Segments of Business (Continued)

December 31, 1998

                                                                     Total
                          MMDS                                      Continuing   Discontinued
                          & Cable        Programming     Others     Operations   Operations(DTH)  TOTAL


Net Revenue                 134,004        30,071           573       164,648       176,259       340,907

Operating Expenses           93,348        33,500        24,965       151,813       162,612       314,425

Depreciation and
Amortization                 43,063         2,584         2,460        48,107        39,185        87,292
                           --------      --------      --------      --------      --------      --------
Operating Loss               (2,407)       (6,013)      (26,852)      (35,272)      (25,538)      (60,810)

Interest expense, net       (13,926)          (96)      (30,942)      (44,964)      (27,652)      (72,616)

Equity income (losses)       (1,119)      (11,020)         --         (12,139)         --         (12,139)
affiliates
Other Nonoperating            1,889        (1,550)       (4,572)       (4,233)          417        (3,816)
                           --------      --------      --------      --------      --------      --------
Loss before Income Taxes
  And minority interest     (15,563)      (18,679)      (62,366)      (96,608)      (52,773)     (149,381)
Income Tax                      (24)         --            --             (24)         --             (24)

Minority interest             1,338          --            --           1,338          --           1,338
                           --------      --------      --------      --------      --------      --------
Net Loss                    (14,249)      (18,679)      (62,366)      (95,294)      (52,773)     (148,067)
                           ========      ========      ========      ========      ========      ========

Capital Expenditures         68,906         1,414        11,072        81,392        61,967       143,359

Total assets                353,326        12,351        82,250       447,927       217,654       665,581



December 31, 1997

                                                                      Total
                          MMDS                                      Continuing   Discontinued
                          & Cable        Programming     Others     Operations   Operations (DTH)  TOTAL

Net Revenue                  147,919        35,260           553       183,732       144,610       328,342
Operating Expenses           111,491        41,788        18,725       172,004       130,427       302,431
Depreciation and
  Amortization                32,737         1,886           838        35,461        20,920        56,381
                            --------      --------      --------      --------      --------      --------
Operating Income (Loss)        3,691        (8,414)      (19,010)      (23,733)       (6,737)      (30,470)
Interest expense, net         (7,655)                    (23,583)      (31,238)      (14,686)      (45,924)
Equity income (losses)        (1,543)       (5,308)         --          (6,851)         --          (6,851)
  affiliates
Other Nonoperating            (4,475)                      5,402           927           (15)          912
                            --------      --------      --------      --------      --------      --------
Loss before Income Taxes      (9,982)      (13,722)      (37,191)      (60,895)      (21,438)      (82,333)
  And minority interest
Income Tax                      --            --            --            --            --            --
Minority interest                916          --            --             916          --             916
                            --------      --------      --------      --------      --------      --------
Net Loss                      (9,066)      (13,722)      (37,191)      (59,979)      (21,438)      (81,417)
                            ========      ========      ========      ========      ========      ========

Capital Expenditures         106,137         3,166         9,606       118,909       128,958       247,867

Total assets                 350,545        20,268        71,198       442,011       170,777       612,788

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


24. Financial information for subsidiary guarantors and non-guarantor subsidiaries

     Tevecap S.A. conducts a significant portion of its business through subsidiaries. The $250,000 12 5/8% Senior Notes issued to institutional buyers in November 1996 are jointly and severally, irrevocably and fully and unconditionally guaranteed on a senior basis by all of Tevecap's direct and indirect subsidiaries except for TVA Communications Aruba N.A, TVA Channels Ltda., TVA Finco Ltda., Ype Radio e Televisao Ltda. and TVA TCG Sistema de Televisao Porto Alegre.

     Presented below is condensed consolidating financial information for: i) Tevecap S.A. on a parent company only basis; ii) the Wholly Owned Guarantor Subsidiaries; iii) the Majority-Owned Guarantor Subsidiaries; iv) Non-guarantor Subsidiaries; v) Eliminations; and vi) Consolidated Tevecap S.A. and subsidiaries.

     The equity method has been used by Tevecap S.a., the Wholly Owned Guarantor Subsidiaries and the Majority-Owned Guarantor Subsidiaries with respect to investments in their subsidiaries.

     The following sets forth the Wholly Owned Guarantor Subsidiaries, the Majority-Owned Guarantor Subsidiaries and the Non-Guarantor Subsidiaries:


     a) Wholly-Owned Guarantor Subsidiaries

        -   TVA Distribuidora S.A.
        -   TVA Programadora Ltda.
        -   TVA PAR S.A.
        -   TVA Communications Ltd.
        -   Comercial Cabo TV Sao Paulo Ltda.

     b) Majority-Owned Guarantor Subsidiaries

        -   TVA Sistema de Televisao S.A.
        -   TVA Sul Parana Ltda.
        -   CCS Camboriu Cable System de Telecomunicacoes Ltda.

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

     c) Non-Guarantor Subsidiaries

        - TVA Communications Aruba N.A.

        - TVA TCG Sistema de Televisao de Porto Alegre S.A.

        -  Rede Ajato Ltda.

        - TVA Channels Ltda.

        -  Ype Radio e Televisao Ltda.


     Separate financial statements for TVA Sistema de Televisao S.A. have been presented as of December 31, 1999 and 1998 and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999.

     During 1998, TVA Sul Participacoes S.A, TVA Sul Foz do Iguacu Ltda. and TVA Sul Santa Catarina Ltda. were merged into TVA Sul Parana Ltda.

     Separate financial statements for TVA Sul Parana Ltda have been presented as of December 31, 1999 and 1998, and the related statements of operations, changes in shareholder's equity and cash flows for each of three years in the period ended December 31, 1999.

     Separate financial statements for CCS Camboriu Cable System
     Telecomunicacoes Ltda. as of December 31, 1999 and 1998, and the related statements of operations, changes in shareholder's equity and cash flows for each of three years in the period ended December 31, 1999.

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 1999

                                                  Wholly-      Majority-
                                                   Owned         owned          Non-
                                     Parent      Guarantor     Guarantor      guarantor
 Assets                              company    Subsidiaries   subsidiaries  subsidiaries   Eliminations    Consolidated
                                   -----------  ------------  -------------  -----------    -----------     ------------

Current assets
Cash and cash equivalents         $        11   $        10    $     1,781    $       144    $      --      $     1,946
Accounts receivable, net                                             7,620            492           (550)         7,562
Inventories, net                                                    10,313                                       10,313
Film exhibition rights                                                              1,278                         1,278
Prepaid and other assets                1,134                        2,465             13                         3,612
Accounts receivable from
related parties                           676             6          2,866            215         (3,608)           155
Judicial deposits                                                      832                                          832
Other accounts receivable               2,537        15,219          2,812             87        (15,159)         5,496
                                  -----------   -----------    -----------    -----------    -----------    -----------

        Total current assets            4,358        15,235         28,689          2,229        (19,317)        31,194
                                  -----------   -----------    -----------    -----------    -----------    -----------

Property, plant and equipment,             10            12        208,825          6,640         (3,758)       211,729
net
Investments
  Equity basis                        115,556         7,813                         2,190       (123,369)         2,190
  Cost basis investments                                                                8                             8
  Concessions, net                                    4,618          5,748                                       10,366
Loans to related companies            529,964       484,522                                   (1,008,513)         5,973
Debt Issuance costs, net                  859                                                                       859
Dividends receivable                   76,426                                                    (76,426)
Promissory note                        25,500                                                                    25,500
Other                                       1       201,978          2,128                      (201,978)         2,129
                                  -----------   -----------    -----------    -----------    -----------    -----------

        Total assets              $   752,674   $   714,178    $   245,390    $    11,067    $(1,433,361)   $   289,948
                                  ===========   ===========    ===========    ===========    ===========    ===========

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 1999

                                                        Wholly-       Majority-
                                                        Owned          Owned           Non-
                                           Parent      Guarantor      Guarantor       Guarantor
 Liabilities and Shareholders' Equity     Company     Subsidiaries  Subsidiaries    Subsidiaries   Eliminations    Consolidated
                                         ----------    -----------   ------------    ------------   ------------   ------------
Loans                                        15,730                       7,920                        (15,158)        8,492
Film suppliers                                 --                         7,143         1,568                          8,711
Other suppliers                                 807             1         7,724           539             (409)        8,662
Taxes payable other than income taxes         1,582                       4,334            53                          5,969
Accrued payroll and related
liabilities                                    --                         1,868           521                          2,389
Advance payments received from
subscribers                                    --                           933             5                            938
Other accounts payable                          142            37         3,296         2,913           (3,751)        2,637
                                         ----------    ----------    ----------    ----------       ----------    ----------

        Total current liabilities            18,261            38        33,218         5,599          (19,318)       37,798
                                         ----------    ----------    ----------    ----------       ----------    ----------

Loans                                       250,000                       9,424                       (201,978)       57,446
Loans f4om related companies                135,491       507,217       492,334        10,639       (1,008,513)      137,168
Taxes payable other than income taxes         6,299                      16,221           258                         22,778
Provision for claims                                                      1,813           604                          2,417
Dividends payable                                          76,426                                      (76,426)
Liability to fund equity investee           302,242       316,130                                     (612,438)        5,934
                                         ----------    ----------    ----------    ----------       ----------    ----------

        Total long-term liabilities         694,032       899,773       519,792        11,501       (1,899,355)      225,743
                                         ----------    ----------    ----------    ----------       ----------    ----------

Minority interest                                                         2,786                                        2,786
Redeemable common stock, no par value       178,002                                                                  178,002
Shareholders' deficit
  Paid-in capital                           241,629        87,247        55,040         8,714         (150,288)      242,342
  Accumulated deficit                      (379,250)     (272,880)     (365,446)      (14,747)         635,600      (396,723)
                                         ----------    ----------    ----------    ----------       ----------    ----------

        Total shareholders' deficit        (137,621)     (185,633)     (310,406)       (6,033)         485,312      (154,381)
                                         ----------    ----------    ----------    ----------       ----------    ----------

        Total liabilities and
             shareholders'
             Deficit                        752,674       714,178       245,390        11,067       (1,433,361)      289,948
                                         ==========    ==========    ==========    ==========       ==========    ==========

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


24. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)



                      Consolidated Statements of Operations
                      for the year ended December 31, 1999

                                                         Wholly-       Majority-
                                                          owned          Owned           Non-
                                          Parent       guarantor       Guarantor     Guarantor
              Description                 Company      Subsidiaries                  Subsidiaries     Eliminations   Consolidated
                                        ------------   ------------    -----------   -------------    -----------   -------------

 Gross revenues
 Monthly subscriptions                                                     93,989               66                         94,055
 Installation                                                               1,872               28                          1,900
 Advertising                                                                1,361              236                          1,597
 Indirect programming                                                         857            2,865                          3,722
 Other                                                                     13,191            1,733                         14,924
 Taxes on revenue                                                         (12,381)            (401)                       (12,782)
                                       ------------   ------------    -----------    -------------    -----------   -------------
 Net revenue                                                               98,889            4,527                        103,416
                                       ------------   ------------    -----------    -------------    -----------   -------------

 Direct operating expenses
 Payroll and benefits                                                       5,036            2,821                          7,857
 Programming                                                               22,907            1,259                         24,166
 Transponder lease cost                                                     1,449              526                          1,975
 Technical assistance                                                       1,311                                           1,311
 Vehicle rentals                                                              100                                             100
 TVA Magazine                                                               2,162              320                          2,482
 Pole rental                                                                2,935                                           2,935
 Other costs                                  1,754                         1,940            1,118                          4,812
                                       ------------   ------------    -----------    -------------    -----------   -------------
                                              1,754                        37,840             6044                         45,638
                                       ------------   ------------    -----------    -------------    -----------   -------------
 Selling, general and administrative
    expenses
    Payroll and benefits                                                   10,611              814                         11,425
    Advertising and promotion                                               2,487            1,158                          3,645
    Rent                                                                    1,958               47                          2,005
    Other administrative expenses             3,430                         4,106               20                          7,556
    Other general expenses                                                    714              245                            959
                                       ------------   ------------    -----------    -------------    -----------   -------------
                                              3,430                        19,876           2,284                          25,590
                                       ------------   ------------    -----------    -------------    -----------   -------------
 Provision for equipment, inventory
   and Obsolescence                                                           605                                             605
 Depreciation                                                              54,215            1,451           (492)         55,174
 Amortization                                                  840            865                                           1,705

                                       ------------   ------------    -----------    -------------    -----------   -------------
 Operating loss                              (5,184)          (840)       (14,512)                            492         (25,296)
                                                                                            (5,252)
                                       ------------   ------------    -----------    -------------    -----------   -------------

 Interest income                              3,188         26,724         10,692              165        (34,873)          5,896
 Interest expense                           (50,687)        (1,201)        (5,215)             (24)        34,873         (22,254)
 Translation gain (loss)                        (80)          (190)        (2,399)             126                         (2,543)
 Equity in (losses) of affiliates            (9,123)                                          (329)        83,212          (5,238)
                                                           (78,998)
 Other nonoperating (expenses) income,       47,574         69,856        (52,538)             (10)                        64,882
 net
 Dividends                                   76,426        (76,426)
                                       ------------   ------------    -----------    -------------    -----------   -------------
 Income (loss) before income
         Taxes and minority interest         62,114        (61,075)       (63,972)          (5,324)        83,704          15,447
 Income taxes                                                                (106)                                           (106)
                                       ------------   ------------    -----------    -------------    -----------   -------------
 Income (loss) before minority
         Interest                            62,114        (61,075)       (64,078)          (5,324)        83,704          15,341
 Minority interest                                                            678                                             678
                                       ------------   ------------    -----------    -------------    -----------   -------------

 Income (loss) from continuing
 operations before
      Extraordinary item                     62,114        (61,075)       (63,400)          (5,324)        83,704          16,019
                                       ------------   ------------    -----------    -------------    -----------   -------------

 Extraordinary  item  -  gain  on  debt
 repurchase                                                 53,857                                                         53,857
                                       ------------   ------------    -----------    -------------    -----------   -------------

 Net income (loss)                           62,114         (7,218)       (63,400)          (5,324)        83,704          69,876
                                       ============   ============    ===========    =============    ===========   =============

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)


                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 1999

                                                             Wholly-     Majority-       Non-
                                                Parent        owned        Owned       Guarantor
                                               Company     subsidiaries Subsidiaries  Subsidiaries  Eliminations    Consolidated
                                              -----------  ------------ ------------  ------------  ------------    ------------
Cash flows from operating activities:
Net loss                                         62,114       (7,218)     (63,400)      (5,324)        83,704           69,876

Adjustments to reconcile net loss to net cash
  (used in) provided by operating
  activities:
  Depreciation                                                             54,215        1,451           (492)          55,174
  Amortization                                                   840          865                                        1,705
  Amortization of debt issuance cost              5,404                                                                  5,404
  Provision for doubtful accounts                                             162           34                             196
  Provision for equipment and inventory
        obsolescence                                                          605                                          605
  Provision for claims                                                     (3,751)        (253)                         (4,004)
  Minority interest                                                          (678)                                        (678)
  Disposal and write-off of property, plant
     and equipment                                                         57,028                                       57,028
  Gain on sale of assets                        (68,189)     (65,949)                                                 (134,138)
  Write-off of investments in TV Filme Inc.                    6,668                                                     6,668
  Buy back gain of Senior Notes                              (70,692)                                                  (70,692)
  Equity in losses of affiliates                  9,123       78,998                       329        (83,212)           5,238
Changes in operating assets and liabilities:
  Film exhibition rights                                                                   290                             290
  Accounts receivable                                                      10,207        2,690             24           12,921
  Prepaid and other assets                        1,171                       133          260                           1,564
  Promissory notes                              (25,500)                                                               (25,500)
  Other accounts receivable                        (247)         (61)      (2,533)        (142)         1,785           (1,198)
   Accrued interest                              46,552      (25,506)      (6,820)         109             (1)          14,334
  Inventories                                                               3,982                                        3,982
  Suppliers                                          22            1      (36,551)      (1,280)        11,898          (25,910)
  Taxes payable other than income taxes           7,877                     6,584           52                          14,513
  Accrued payroll and related liabilities                                  (1,251)        (317)                         (1,568)
  Advances received from subscribers                                       (1,066)           2                          (1,064)
  Other accounts payable                            (33)           9       (2,443)         722         (1,436)          (3,181)
                                               --------     --------     --------     --------       --------         --------
Net cash (used in) provided by operating
activities                                       38,294      (82,910)      15,288       (1,377)        12,270          (18,435)
                                               --------     --------     --------     --------       --------         --------

Cash flows from investing activities:
  Purchase of property, plant and equipment         (10)                  (24,260)      (1,657)                        (25,927)

  Loans to related companies                    (81,214)     (67,107)        (117)                    148,438
  Cash received on sale of assets                47,542      130,000                                                   177,542
  Purchase of concessions                                                      (1)                                          (1)
  Investments in equity and cost investments       (840)                                (1,788)           840           (1,788)
                                               --------     --------     --------     --------       --------         --------
Net cash used in investing activities           (34,522)      62,893      (24,378)      (3,445)       149,278          149,826
                                               --------     --------     --------     --------       --------         --------

Cash flows from financing activities:
   Bank loans                                                               6,661                                        6,661
  Capital contributions                                                                    840           (840)
  Dividends payable                             (76,426)      76,426
  Repayments of loans from shareholders         (11,430)     (23,387)     (18,571)      (3,971)        45,929           (11,430)
  Loans from shareholders                        63,634       76,711       63,634        6,306       (146,651)           63,695
  Loans from related companies                                                           1,788         (1,788)
  Repayments of loans to related companies       39,172       20,988          218                     (58,198)           2,180
    Repayments of loans from banks              (18,811)    (131,286)     (41,851)                                    (191,948)
                                               --------     --------     --------     --------       --------         --------
Net cash provided by financing activities        (3,800)      19,452       10,091        4,963       (161,548)        (130,842)
                                               --------     --------     --------     --------       --------         --------

Net increase (decrease) in cash and cash
      equivalents                                   (28)        (565)       1,001          141                             549
Cash and cash equivalents at beginning of
      the period                                     39          575          780            3                           1,397
                                               --------     --------     --------     --------       --------         --------
Cash and cash equivalents at end of the
      period                                         11           10        1,781          144                           1,946
                                               ========     ========     ========     ========       ========         ========

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 1998

                                                  Wholly-      Majority-
                                                   Owned         owned          Non-
                                     Parent      Guarantor     Guarantor      guarantor
 Assets                              company    Subsidiaries   subsidiaries  subsidiaries   Eliminations    Consolidated
                                    ----------  ------------   -----------   ------------  ---------------  ------------

Current assets
Cash and cash equivalents           $      39     $     575     $     780      $       3      $              $   1,397
Accounts receivable, net                                           17,989          3,216           (526)        20,679
Inventories, net                                                   14,900                                       14,900
Film exhibition rights                                                             1,568                         1,568
Prepaid and other assets                2,305                       2,598            273                         5,176
Accounts receivable from
  related parties                         884             7         1,922             64         (1,825)         1,052
Other accounts receivable               2,005                       2,131             96                         4,232
                                    ---------     ---------     ---------      ---------      ---------      ---------

        Total current assets            5,233           582        40,320          5,220         (2,351)        49,004
                                    ---------     ---------     ---------      ---------      ---------      ---------

Property, plant and equipment, net                       12       295,808          6,435         (4,251)       298,004

Investments in and advances to
     discontinued operations
Investments
  Equity basis                         14,392        16,956                          731        (30,135)         1,944
  Cost basis investments                             49,088                            8                        49,096
  Concessions, net                                    5,458         6,612                                       12,070
Loans to related companies            505,944        32,512           158                      (509,198)        29,416
Debt Issuance costs, net                6,263                                                                    6,263
Other                                      78                       2,052                                        2,130
                                    ---------     ---------     ---------      ---------      ---------      ---------
        Total assets                $ 531,910     $ 104,608     $ 344,950      $  12,394      $(545,935)     $ 447,927
                                    =========     =========     =========      =========      =========      =========

TEVECAP S.A

AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Continued)
(in thousands of U.S. dollars)


24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 1998

                                                     Wholly-       Majority-
                                                      Owned          Owned           Non-
                                       Parent       Guarantor      Guarantor       Guarantor
 Liabilities and Shareholders' Equity  Company      Subsidiaries  Subsidiaries    Subsidiaries   Eliminations    Consolidated
                                      ----------    ------------  ------------    ------------   ------------    ------------

 Loans                                    2,981                        38,047                                         41,028
 Obligations under capital leases
 Film suppliers                                                        27,071           2,803       (12,306)          17,568
 Other suppliers                            784                        24,347             584                         25,715
 Deficit in discontinued operations                     21,858                                                        21,858
 Taxes payable other than income taxes        4                        12,966             259                         13,229
 Accrued payroll and related liabilities                                3,119             838                          3,957
 Advance payments received from
   subscribers                                                          1,999               3                          2,002
 Other accounts payable                     174             28          5,739           2,203        (2,326)           5,818
                                      ----------    -----------   ------------    ------------   ------------    ------------

         Total current liabilities        3,943         21,886        113,288           6,690       (14,632)         131,175
                                      ----------    -----------   ------------    ------------   ------------    ------------

 Loans                                  250,000                        12,352                                        262,352
 Obligations under capital leases
 Loans from affiliated companies         86,256         36,722        456,283           6,407      (496,928)          88,740
 Taxes payable other than income taxes                                  1,005                                          1,005

 Provision for claims                                                   5,564             857                          6,421
 Liability to fund equity investee      213,444        246,265                                     (458,684)           1,025
                                      ----------    -----------   ------------    ------------   ------------    ------------

         Total long-term liabilities    549,700        282,987        475,204           7,264      (955,612)         359,543
                                      ----------    -----------   ------------    ------------   ------------    ------------

 Minority interest                                                      3,464                                          3,464
 Redeemable common stock, no
      par value                         178,002                                                                      178,002

 Shareholders' deficit
   Paid-in capital                      241,629        114,527         54,327           7,874      (176,015)         242,342
   Accumulated deficit                 (441,364)      (314,792)      (301,333)         (9,434)      600,324         (466,599)
                                        --------     ----------     ----------      ----------     ----------      ----------

         Total shareholders' deficit   (199,735)      (200,265)      (247,006)         (1,560)        424,309       (224,257)
                                      ----------    -----------   ------------    ------------   ------------    ------------

         Total liabilities and
              shareholders'
              Deficit                   531,910        104,608        344,950          12,394      (545,935)         447,927
                                      ==========    ===========   ============    ============   ============    ============

TEVECAP S.A.

AND SUBSIDIARIES


Notes to the Consolidated Financial Statements, (Concluded)
(in thousands of U.S. dollars)


24. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                      Consolidated Statements of Operations
                      for the year ended December 31, 1998

                                                                   Wholly-      Majority-
                                                                   owned          owned        Non-
                                                      Parent     guarantor     guarantor     Guarantor
         Description                                 Company     Subsidiaries  subsidiaries  Subsidiaries Eliminations  Consolidated
                                                   ----------    ------------  ------------  ------------ ------------  ------------
 Gross revenues
 Monthly subscriptions                                                           136,278                                 136,278
 Installation                                                                      2,886                                   2,886
 Advertising                                                                       2,649          895                      3,544
 Indirect programming                                                             11,460        8,120                     19,580
 Other                                                                             8,669        6,224                     14,893
 Revenue taxes                                                                   (11,540)        (993)                   (12,533)
                                                     --------      --------      -------       ------     -------       --------
 Net revenue                                                                     150,402       14,246                    164,648
                                                     --------      --------      -------       ------     -------       --------
 Direct operating expenses
 Payroll and benefits                                                             11,669        4,299                     15,968
 Programming                                                                      49,531        4,751                     54,282
 Transponder lease cost                                                            1,157        1,179                      2,336
 Technical assistance                                                              1,212                                   1,212
 Vehicle rentals                                                                     178                                     178
 TVA Magazine                                                                      5,241        1,917                      7,158
 Pole rental                                                                       3,247                                   3,247
 Other costs                                                                       7,186        1,789                      8,975
                                                     --------      --------      -------       ------     -------       --------
                                                                                  79,421       13,935                     93,356
                                                     --------      --------      -------       ------     -------       --------
 Selling, general and administrative expenses
     Payroll and benefits                                                         23,334        1,515                     24,849
     Advertising and promotion                                                     7,829        1,506                      9,335
     Rent                                                                          3,589          387                      3,976
     Other administrative expenses                      2,050            18       13,762          270                     16,100
     Other general expenses                                                        2,085          172                      2,257
                                                     --------      --------      -------       ------     -------       --------
                                                        2,050            18       50,599        3,850                     56,517
                                                     --------      --------      -------       ------     -------       --------
 Provision for equipment, inventory and
      Obsolescence                                                                 1,940                                   1,940
 Depreciation                                                                     45,541          889         (28)        46,402
 Amortization                                                           840          865                                   1,705
                                                     --------      --------      -------       ------     -------       --------

 Operating loss from continuing operations             (2,050)         (858)     (27,964)      (4,428)         28        (35,272)
                                                     --------      --------      -------       ------     -------       --------

 Interest income                                       14,635         3,029        6,291           46     (17,283)         6,718
 Interest expense                                     (45,031)         (371)     (23,140)        (408)     17,285        (51,665)
 Translation gain (loss)                                  101           (46)        (437)         365                        (17)
 Equity in (losses) of affiliates                    (323,730)      (55,138)                   (2,082)    368,811        (12,139)
 Other nonoperating (expenses) income, net            206,070      (208,438)        (354)      (1,511)                    (4,233)
                                                     --------      --------      -------       ------     -------       --------
 Income (loss) from continuing operations before
        Income taxes and minority interest           (150,005)     (261,822)     (45,604)      (8,018)    368,841        (96,608)
 Income taxes                                                                        (24)                                    (24)
                                                     --------      --------      -------       ------     -------       --------
 Income (loss) from continuing operations before
       Minority interest                             (150,005)     (261,822)     (45,628)      (8,018)    368,841        (96,632)
 Minority interest                                                                 1,338                                   1,338
                                                     --------      --------      -------       ------     -------       --------

 Income (loss) from continuing operations            (150,005)     (261,822)     (44,290)      (8,018)    368,841        (95,294)
 Loss from discontinued operations                                  (52,970)         197                                 (52,773)
                                                     --------      --------      -------       ------     -------       --------
 Net income (loss)                                   (150,005)     (314,792)     (44,093)      (8,018)    368,841       (148,067)
                                                     ========      ========      =======       ======     =======       ========

TEVECAP S.A.

AND SUBSIDIARIES


Notes to the Consolidated Financial Statements, (Concluded)
(in thousands of U.S. dollars)


24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 1998


                                                                      Wholly-      Majority-    Non-
                                                            Parent     Owned        Owned      Guarantor
                                                            Company Subsidiaries subsidiaries Subsidiaries Eliminations Consolidated
                                                           -------- ------------ ------------ ------------ ------------ ------------
Cash flows from operating activities:
Net loss                                                   (150,005)   (314,792)    (44,093)     (8,018)    368,841    (148,067)

Adjustments to  reconcile  net loss to net cash
   (used in)  provided by operating activities:
   Depreciation                                                                      45,541         889         (28)     46,402
   Amortization                                                             840         865                               1,705
   Amortization of debt issuance cost                         1,550                                                       1,550
   Provision for doubtful accounts                                                    3,407                               3,407
   Provision for equipment and inventory obsolescence                                 1,940                               1,940
   Provision for claims                                                                 760         857                   1,617
   Minority interest                                                                 (1,338)                             (1,338)
   Disposal and write-off of property, plant and equipment                            1,574                               1,574
   Gain on issuance of shares by equity investees
   Discontinued operations                                               52,970        (197)                             52,773
   Equity in losses (earnings) of affiliates                323,730      55,138                   2,082    (368,811)     12,139
Changes in operating assets and liabilities:
   Film exhibition rights                                                             1,291      (1,568)                   (277)
   Accounts receivable                                                                3,955      (3,216)       (686)         53
   Prepaid and other assets                                    (985)                  9,915        (273)                  8,657
   Other accounts receivable                                   (209)         (1)      1,951        (138)        325       1,928
   Accrued interest                                             257                                   6          (5)        258
   Inventories                                                                        8,680                               8,680
   Suppliers                                                    784                  (4,080)      3,387       1,840       1,931
   Taxes payable other than income taxes                                              4,083         259                   4,342
   Accrued payroll and related liabilities                                           (2,220)        838                  (1,382)
   Advances received from subscribers                                                 1,965           3                   1,968
   Other accounts payable                                       (82)         28       2,124      (1,293)      2,038       2,815
                                                           --------    --------    --------    --------    --------    --------
Net cash (used in) provided by operating activities         175,040    (205,817)     36,123      (6,185)      3,514       2,675
                                                           --------    --------    --------    --------    --------    --------

Cash flows from investing activities:
   Purchase of property, plant and equipment                                (12)    (74,101)     (7,283)          4     (81,392)
   Discontinued Operations                                   14,529     (31,112)       (428)                            (17,011)
   Loans to related companies                              (136,956)    (12,257)       (158)                105,300     (44,071)
   Investments in equity and cost investments              (254,959)    227,584           4       7,281           8     (20,082)
                                                           --------    --------    --------    --------    --------    --------
Net cash used in investing activities                      (377,386)    184,203     (74,683)         (2)    105,312    (162,556)
                                                           --------    --------    --------    --------    --------    --------

Cash flows from financing activities:
   Bank loans                                                                        14,549                              14,549
   Principal payments on capital leases
   Capital contributions                                     99,847                                                      99,847
   Repayments of loans from shareholders
   Loans from shareholders
   Loans from related companies                             128,573      21,204      79,671       6,641    (110,005)    126,084
   Repayments of loans to related companies                  68,056         820       7,097                 (44,544)     31,429
    Repayments of loans from related companies              (94,111)       (256)    (34,599)       (453)     45,723     (83,696)
    Repayments of loans from banks                                                  (27,924)                            (27,924)
    Minority interest
                                                           --------    --------    --------    --------    --------    --------
Net cash provided by financing activities                   202,365      21,768      38,794       6,188    (108,826)    160,289
                                                           --------    --------    --------    --------    --------    --------

Net increase (decrease) in cash and cash equivalents             19         154         234           1        --           408
Cash and cash equivalents at beginning of the period             20         421         546           2        --           989
                                                           --------    --------    --------    --------    --------    --------
Cash and cash equivalents at end of the period                   39         575         780           3        --         1,397
                                                           ========    ========    ========    ========    ========    ========

TEVECAP S.A.

AND SUBSIDIARIES


Notes to the Consolidated Financial Statements, (Concluded)
(in thousands of U.S. dollars)


24. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                      Consolidated Statements of Operations
                      for the year ended December 31, 1997

                                                                   Wholly-      Majority-
                                                                   owned          owned        Non-
                                                      Parent     guarantor     guarantor     Guarantor
         Description                                 Company     Subsidiaries  subsidiaries  Subsidiaries Eliminations  Consolidated
                                                    ----------   ------------  ------------  ------------ ------------  ------------

Gross revenues
Monthly subscriptions                                                             142,700                               142,700
Installation                                                                       12,941                                12,941
Advertising                                                                         4,947                                 4,947
Indirect programming                                                               22,810                                22,810
Other                                                                              13,649                                13,649
Revenue taxes                                                                     (13,315)                              (13,315)
                                                     --------      --------      --------      --------    --------    --------
Net revenue                                                                       183,732                               183,732
                                                     --------      --------      --------      --------    --------    --------

Direct operating expenses
Payroll and benefits                                                               22,593                                22,593
Programming                                                                        56,394                                56,394
Transponder lease cost                                                              6,312                                 6,312
Technical assistance                                                                1,832                                 1,832
Vehicle rentals                                                                     1,075                                 1,075
TVA Magazine                                                                        5,827                                 5,827
Pole rental                                                                         2,157                                 2,157
Other costs                                                                         7,026                                 7,026
                                                     --------      --------      --------      --------    --------    --------
                                                                                  103,216                               103,216
                                                     --------      --------      --------      --------    --------    --------
Selling, general and administrative expenses
    Payroll and benefits                                                           24,432                                24,432
    Advertising and promotion                                                      18,367                                18,367
    Rent                                                                            3,721                                 3,721
    Other administrative expenses                       2,857             6        13,544                                16,407
    Other general expenses                                                          1,917                                 1,917
                                                     --------      --------      --------      --------    --------    --------
                                                        2,857             6        61,981                                64,844
                                                     --------      --------      --------      --------    --------    --------
Provision for equipment, inventory and
     Obsolescence                                                                   3,944                                 3,944
Depreciation                                                                       33,704                                33,704
Amortization                                              840                         917                                 1,757
                                                     --------      --------      --------      --------    --------    --------
Operating loss from continuing operations              (3,697)           (6)      (20,030)                              (23,733)
                                                     --------      --------      --------      --------    --------    --------

Interest income                                        44,226           773         8,350                   (39,144)     14,205
Interest expense                                      (42,888)         (365)      (40,325)         (107)     39,144     (44,541)
Translation gain (loss)                                  (204)          290          (950)          (38)       (902)
Equity in (losses) of affiliates                      (54,668)          127         3,764           550      43,376      (6,851)
Other nonoperating (expenses) income, net              (3,207)        2,822           (87)        1,399                     927
                                                     --------      --------      --------      --------    --------    --------
Loss from continuing operations before income
        taxes and minority interest  Income taxes     (60,438)        3,641       (49,278)        1,804      43,376     (60,895)

                                                     --------      --------      --------      --------    --------    --------
Loss from continuing operations before minority
        Interest                                      (60,438)        3,641       (49,278)        1,804      43,376     (60,895)
Minority interest                                                                     916                                   916
                                                     --------      --------      --------      --------    --------    --------

Loss from continuing operations                       (60,438)        3,641       (48,362)        1,804      43,376     (59,979)
Income (loss) from discontinued operations            (21,438)                                                          (21,438)
                                                     --------      --------      --------      --------    --------    --------

Net income (loss)                                     (81,876)        3,641       (48,362)        1,804      43,376     (81,417)
                                                     ========      ========      ========      ========    ========    ========

TEVECAP S.A.
AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, (Concluded)
(in thousands of U.S. dollars)

24. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 1997

                                                                       Wholly-     Majority-      Non-
                                                            Parent      owned       owned       Guarantor    Elimina-    Consolid-
                                                            Company  subsidiaries subsidiaries Subsidiaries   tions        ated
                                                           --------- ------------ ------------ ------------ ----------  ------------
Cash flows from operating activities:
Net loss                                                     (81,876)      3,641     (48,362)      1,804      43,376     (81,417)

Adjustments to  reconcile  net loss to net cash
   (used in)  provided by operating activities:
   Depreciation                                                                       33,704                              33,704
   Amortization                                                  840                     917                               1,757
   Amortization of debt issuance cost                          1,332                                                       1,332
   Provision for doubtful accounts                                                     3,334                               3,334
   Provision for equipment and inventory obsolescence                                  3,944                               3,944
   Provision for claims                                           (6)                    617                                (241)
   Minority interest                                                                   3,024                               3,024
   Disposal and write-off of property, plant and equipment                               338                                 338
   Discontinued operations                                    21,438                                                      21,438
   Equity in losses of affiliates                             54,668        (127)     (3,764)       (550)    (43,376)      6,851
Changes in operating assets and liabilities:
   Film exhibition rights                                                               (230)                               (230)
   Accounts receivable                                                               (13,334)                   (580)    (13,914)
   Prepaid and other assets                                   (1,320)                 (9,755)                            (11,075)
   Other accounts receivable                                  (1,727)         (6)     (2,140)        (22)       (692)     (4,587)
   Accrued interest                                                                   26,642          17                  26,659
   Inventories                                                                       (11,365)                            (11,365)
   Suppliers                                                    (163)                (12,456)                 (1,047)    (13,666)
   Taxes payable other than income taxes                           5                   1,664                               2,521
   Accrued payroll and related liabilities                                                 6                                   6
   Advances received from subscribers                                                 (2,411)                             (2,411)
   Other accounts payable                                         76                  (2,029)      3,498       2,319       3,864
                                                            --------    --------    --------    --------    --------    --------
Net cash (used in) provided by operating activities           (6,733)      3,508     (31,656)      4,747                 (30,134)
                                                            --------    --------    --------    --------    --------    --------

Cash flows from investing activities:
   Purchase of property, plant and equipment                                        (118,909)                           (118,909)
   Discontinued operations                                       295                                                         295
   Loans to related companies                               (169,224)     (4,797)       (200)                112,282     (61,939)
   Investments in equity and cost investments                (49,570)    (13,876)         (8)     (1,894)     20,998     (44,350)
                                                            --------    --------    --------    --------    --------    --------
Net cash used in investing activities                       (218,499)    (18,673)   (119,117)     (1,894)    133,280    (224,903)
                                                            --------    --------    --------    --------    --------    --------

Cash flows from financing activities:
   Bank loans                                                                         59,509                              59,509
   Capital contributions                                                              23,962      (2,965)    (20,997)
   Loans from related companies                               53,111      15,586      98,391         101    (112,281)     54,908
   Repayments of loans to related companies                   70,622                   3,421                 (28,319)     45,724
    Repayments of loans from related companies                (1,317)                (31,442)                 28,317      (4,442)
    Repayments of loans from banks                              (446)                 (3,966)                             (4,412)
                                                            --------    --------    --------    --------    --------    --------
Net cash provided by financing activities                    121,970      15,586     149,875      (2,864)   (133,280)    151,287
                                                            --------    --------    --------    --------    --------    --------

Net increase (decrease) in cash and cash equivalents        (103,262)        421        (898)        (11)       --      (103,750)
Cash and cash equivalents at beginning of the period         103,282        --         1,444          13        --       104,739
                                                            --------    --------    --------    --------    --------    --------
Cash and cash equivalents at end of the period                    20         421         546           2        --           989
                                                            ========    ========    ========    ========    ========    ========


                                  * * * * * * *

TVA SISTEMA DE TELEVISAO S.A.

Financial Statements Together with
Report of Independent Public Accountants


December 31, 1999 and 1998

                          TVA SISTEMA DE TELEVISAO S.A.

                          Index to Financial Statements



Contents



                                                                                                                     Page

Report of Independent Public Accountants                                                                             F-49

Balance Sheets as of December 31, 1999 and 1998                                                                      F-50

Statements of Operations for each of the three years in the period ended December 31, 1999                           F-52

Statements of Changes in Shareholders' Deficit for each of the three years in the period
   ended December 31, 1999                                                                                           F-53

Statements of Cash Flows for each of the three years in the period ended December 31, 1999                           F-54

Notes to the Financial Statements                                                                                    F-55

Report of Independent Public Accountants


To the Shareholders and Directors of
TVA SISTEMA DE TELEVISAO S.A.


We have audited the accompanying balance sheets of TVA SISTEMA DE TELEVISAO S.A. (the "Company") as of December 31, 1999 and 1998, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA SISTEMA DE TELEVISAO S.A. as of December 31, 1999 and 1998, and the related results of its operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.


Arthur Andersen

Sao Paulo, Brazil
May 5, 2000

TVA Sistema de Televisao S.A.

Balance Sheets

December 31, 1999 and 1998
(in thousands of U.S. dollars)

                                                                December 31,
                                                          ----------------------
                                                             1999         1998
                                                           --------     --------

                          ASSETS

Current assets
    Cash and cash equivalents                              $    822     $    475
    Accounts receivable, net                                  6,905       16,959
    Accounts receivable from related companies                3,436        3,617
    Inventories, net                                          7,928       10,775
    Prepaid and other assets                                  2,264        2,567
    Judicial deposits                                           744         --
    Other accounts receivable                                 2,539        1,854
                                                           --------     --------

                Total current assets                         24,638       36,247
                                                           --------     --------

Property, plant and equipment, net                          170,246      250,488
Loans to related companies                                     --            158
Other                                                         1,106        2,122
                                                           --------     --------

                Total assets                               $195,990     $289,015
                                                           ========     ========


    The accompanying notes are an integral part of the financial statements.

TVA Sistema de Televisao S.A.

Balance Sheets

December 31, 1999 and 1998
(in thousands of U.S. dollars)

                                                                   December 31,
                                                             -----------------------
                                                                1999         1998
                                                              ---------    ---------
LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
    Loans                                                     $   6,681    $  32,256
    Film suppliers                                                6,286       26,906
    Other suppliers                                               7,119       23,382
    Taxes payable other than income taxes                         3,662       11,472
    Accrued payroll and related liabilities                       1,563        2,641
    Accounts payable to related companies                         1,183          843
    Advance payments received from subscribers                      870        1,884
    Other accounts payable                                        1,991        4,736
                                                              ---------    ---------

                Total current liabilities                        29,355      104,120
                                                              ---------    ---------

Long-term liabilities
    Loans                                                         9,424       12,351
    Loans from related companies                                462,546      429,861
    Taxes payable other than income taxes                        14,082        1,006
    Provision for claims                                          1,705        5,313
                                                              ---------    ---------

                Total long-term liabilities                     487,757      448,531
                                                              ---------    ---------

Commitments and contingencies (Notes 15 and 17)

Shareholders' deficit
    Common shares, no par value, 6,980,764
        shares issued and outstanding                            16,303       16,303
    Accumulated deficit                                        (337,425)    (279,939)
                                                              ---------    ---------

                Total shareholders' deficit                    (321,122)    (263,636)
                                                              ---------    ---------

                Total liabilities and shareholders' deficit   $ 195,990    $ 289,015
                                                              =========    =========

    The accompanying notes are an integral part of the financial statements.

TVA Sistema de Televisao S.A.

Statements of Operations

for the years ended December 31, 1999, 1998 and 1997
(in thousands of U.S. dollars)

                                                                                 Year Ended December 31,
                                                                      -----------------------------------------
                                                                          1999           1998           1997
                                                                      -----------    -----------    -----------
Gross revenues
    Monthly subscriptions                                             $    79,721    $   115,175    $   117,507
    Installation                                                            1,687          2,334         10,142
    Advertising                                                             1,342          2,649          4,947
    Indirect programming                                                      857         11,460         22,810
    Additional services & others                                           12,614          8,016         13,142
    Taxes on revenues                                                     (10,678)        (9,920)       (11,357)
                                                                      -----------    -----------    -----------
                Net revenue                                                85,543        129,714        157,191
                                                                      -----------    -----------    -----------

Direct operating expenses
    Payroll and benefits                                                    4,260         10,924         17,967
    Programming                                                            18,803         42,950         47,472
    Transponder lease cost                                                  1,449          1,157          6,312
    Technical assistance                                                    1,058          1,981          1,630
    Vehicle rentals                                                            95            178            889
    TVA magazine                                                            1,872          4,558          5,120
    Other costs                                                             3,866          6,434          6,782
                                                                      -----------    -----------    -----------
                                                                           31,403         68,182         86,172
                                                                      -----------    -----------    -----------
Selling, general and administrative expenses
    Payroll and benefits                                                    9,219         19,270         23,035
    Advertising and promotion                                               2,307          7,481         17,538
    Rent                                                                    1,805          3,217          3,639
    Other administrative expenses                                           4,027          8,267          7,961
    Other general expenses                                                    632          4,774          3,883
                                                                      -----------    -----------    -----------
                                                                           17,990         43,009         56,056
                                                                      -----------    -----------    -----------
Provision for equipment, inventory and obsolescence                           202          1,940          2,666
Depreciation                                                               47,988         39,484         30,251
                                                                      -----------    -----------    -----------
                Operating loss from continuing operations                 (12,040)       (22,901)       (17,954)
                                                                      -----------    -----------    -----------

Interest income                                                            10,474          5,840          6,920
Interest expense                                                           (4,396)       (16,496)       (34,888)
Translation loss                                                           (2,168)          (642)           (92)
Other nonoperating expenses, net                                          (49,356)        (1,060)          (796)
                                                                      -----------    -----------    -----------
                Loss from continuing operations before income taxes       (57,486)       (35,259)       (46,810)
Income taxes                                                                 --             --             --
                                                                      -----------    -----------    -----------
                Loss from continuing operations                       $   (57,486)   $   (35,259)   $   (46,810)
Income from discontinued operations                                          --               10          3,764
                                                                      -----------    -----------    -----------
                Net loss                                              $   (57,486)   $   (35,249)   $   (43,046)
                                                                      ===========    ===========    ===========
                Net loss per share for continuing operations               (8.23)         (5.05)         (6.71)
                Net income per share for discontinued operations               0              0           0.54
                Net loss per share                                         (8.23)         (5.05)         (6.17)
                Weighted average shares outstanding                     6,980,764      6,980,764      6,980,764


    The accompanying notes are an integral part of the financial statements.

TVA Sistema de Televisao S.A.


Statements of Changes in Shareholders' Deficit

for the years ended December 31, 1999, 1998 and 1997
(in thousands of U.S. dollars)

                                           Paid-in      Accumulated
                                           Capital       Deficit        Total
                                          ---------     ---------     ---------

Balance as of December 31, 1996           $  16,303     $(201,644)    $(185,341)

Net loss for the period                                   (43,046)      (43,046)
                                          ---------     ---------     ---------

Balance as of December 31, 1997              16,303      (244,690)     (228,387)

Net loss for the period                                   (35,249)      (35,249)
                                          ---------     ---------     ---------

Balance as of December 31, 1998           $  16,303     $(279,939)    $(263,636)
                                          ---------     ---------     ---------

Net loss for the period                                   (57,486)      (57,486)
                                          ---------     ---------     ---------

Balance as of December 31, 1999           $  16,303     $(337,425)    $(321,122)
                                          =========     =========     =========


    The accompanying notes are an integral part of the financial statements.

TVA Sistema de Televisao S.A.

Statements of Cash Flows

for the years ended December 31, 1999, 1998 and 1997
(in thousands of U.S. dollars)

                                                                                          Year Ended December 31,
                                                                                   -----------------------------------
                                                                                      1999         1998         1997
                                                                                   ---------    ---------    ---------
Cash flows from operating activities:
    Net loss                                                                       $ (57,486)   $ (35,249)   $ (43,046)
    Adjustments to reconcile net loss to net cash (used in)
       provided by operating activities:
       Depreciation                                                                   47,988       39,484       30,251
       Provision for doubtful accounts                                                  (173)       3,334        1,847
       Provision for equipment and inventory obsolescence                                202        1,940        2,666
       Provision for claims                                                           (3,608)         (21)         295
       Disposal of property, plant and equipment                                      54,403        1,574          338
       Discontinued operations                                                          --            (10)      (3,764)
Changes in operating assets and liabilities:
    Film exhibition rights                                                              --          1,291         (230)
    Accounts receivable                                                               10,227        2,277      (10,009)
    Prepaid and other assets                                                             303        9,677       (8,587)
    Other accounts receivable including related companies                               (232)         (93)      (4,030)
    Accrued interest                                                                  (6,890)       9,170       26,076
    Inventories                                                                        2,645        1,354       (3,882)
    Suppliers                                                                        (36,883)        (644)     (13,836)
    Taxes payable other than income taxes                                              5,266        4,496        1,084
    Accrued payroll and related liabilities                                           (1,078)      (2,175)         (69)
    Advances received from subscribers                                                (1,014)         268         (814)
    Other accounts payable                                                            (2,405)       3,401         (202)
                                                                                   ---------    ---------    ---------
             Net cash (used in) provided by operating activities                      11,265       40,074      (25,912)
                                                                                   ---------    ---------    ---------

Cash flows used in investing activities:
    Purchases of property, plant and equipment                                       (22,149)     (64,340)     (97,143)
    Loans to related companies                                                          --           (158)        (199)
    Discontinued operations                                                             --           (615)        --
    Repayments of loans to related companies                                            --        (36,949)      (3,149)
    Others                                                                              --              9           (9)
                                                                                   ---------    ---------    ---------
             Net cash used in investing activities                                   (22,149)    (102,053)    (100,500)
                                                                                   ---------    ---------    ---------

Cash flows from financing activities:
    Bank loans                                                                         6,659       11,652       51,841
    Repayments of loans from shareholders                                            (16,714)        --           --
    Loans from related companies                                                      58,410       70,314       76,972
    Repayments of loans from related companies                                          --          7,441        3,420
    Repayments of loans from bank                                                    (37,124)     (27,019)      (6,505)
                                                                                   ---------    ---------    ---------
             Net cash provided by financing activities                                11,231       62,388      125,728
                                                                                   ---------    ---------    ---------

Net (decrease) increase in cash and cash equivalents                                     347          409         (684)
Cash and cash equivalents at beginning of the period                                     475           66          750
                                                                                   ---------    ---------    ---------
             Cash and cash equivalents at end of the period                        $     822    $     475    $      66
                                                                                   =========    =========    =========

Supplemental cash disclosure:
    Cash paid for interest                                                         $    --      $    --           --
                                                                                   =========    =========    =========

Supplemental non-cash financing activities:
       Accrued interest on related company loans refinanced as principal balance
                                                                                   $   9,042    $   7,664    $  23,515
                                                                                   =========    =========    =========


    The accompanying notes are an integral part of the financial statements.

TVA Sistema de Televisao S.A.

Notes to the Financial Statements

(in thousands of U.S. dollars)



1.   The Company and its principal operations

     TVA Sistema de Televisao S.A. ("the Company") renders services related to wireless cable and cable and parabolic antenna television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

2.   Summary of significant accounting policies

     Significant policies followed in the preparation of the financial statements are described below:

2.1. Basis of presentation

     The financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2. Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (real). In order to present the financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


2.3. Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translations", the United States dollar has been assumed to be the functional currency as a substantial portion of Company's operations is conducted in United States dollars. As such, the local accounts of the Company are translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.7890 to US$1 in effect on December 31, 1999, and R$1.2087 to US$1 in effect on December 31, 1998. Translation gains and losses are recognized in the income statement.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates and deferred income taxes, which are translated at the current rate. Translation gains/losses are recognized in the income statement.

2.4. Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5. Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1999 and 1998 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


     o The fair value of payables to film suppliers and other suppliers, other accounts payable, loans to related companies and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values, as interest on these loans is variable and based on market rates.

2.6. Accounts receivable

     A provision for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.

2.7. Inventories

     Inventories consist of materials and supplies and imports in transit. Materials and supplies are used to provide service to new customers, and to ensure continuity of service to existing customers. Imports in transit represent materials purchased from foreign countries that have not yet been received.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

     A provision for obsolescence has been established on the basis of an analysis of slow-moving materials and supplies.

2.8. Film exhibition rights and program licensing

     Film exhibition rights and program licensing costs are deferred and charged to expense as the films and/or programs are exhibited.

2.9. Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 10.

2.10. Advertising

     Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


2.11. Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's licenses and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made if and when appropriate.

2.12. Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred, which are generally higher than the revenues. Subscription revenues are recognized as earned on an accrual basis.

2.13. Licenses

     Televisao Show Time Ltda. ("TV Show Time") and TVA Brasil Radioenlaces Ltda. ("TVA Brasil") hold licenses covering certain operations of the Company. The use of such licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among TEVECAP, TV Show Time, TVA Brasil and Abril S.A.

     Pursuant to the Service Agreement, TV Show Time and TVA Brasil have agreed to transfer the licenses, which are carried at nil value, to TEVECAP at nominal cost.

3.   Accounts receivable, net

     As of December 31, 1999 and 1998, accounts receivable were comprised of:

                                                         December 31,
                                                    ----------------------
                                                      1999          1998
                                                    --------      --------

     Subscriptions and installation fee             $ 11,821      $ 18,922
     Advertising and programming                       2,153         3,212
     Other                                             2,372         4,439
     Provision for doubtful accounts                  (9,441)       (9,614)
                                                    --------      --------

                                                    $  6,905      $ 16,959
                                                    ========      ========

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


4.   Inventories, net

     As of December 31, 1999 and 1998, inventories were comprised of:

                                                         December 31,
                                                  ------------------------
                                                    1999            1998
                                                  --------        --------

     Materials and supplies                       $ 10,653        $ 12,308
     Imports in transit                                607           1,597
     Provision for obsolescence                     (3,332)         (3,130)
                                                  --------        --------

                                                  $  7,928        $ 10,775
                                                  ========        ========

5.   Prepaid and other assets

     As of December 31, 1999 and 1998, prepaid expenses were comprised of:


                                                            December 31,
                                                        -------------------
                                                          1999         1998
                                                        ------       ------

     Advances to suppliers                              $1,411       $  749
     Prepaid meals and transportation                       92           24
     Other                                                 761        1,794
                                                        ------       ------

                                                        $2,264       $2,567
                                                        ======       ======

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


6.   Related-party transactions

     The following tables summarize the transactions between the Company and its related parties as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999:

                                                           December 31,
                                                      ----------------------
                                                        1999          1998
                                                      -------       -------
     TVA Sul Parana Ltda
         Accounts receivable                              531         1,448
     TVA Distribuidora S.A
         Loans payable                                443,778          --
     Tevecap S.A
         Loans payable                                 14,590       423,676
         Accounts payable                                 393           428
     Comercial Cabo Ltda
         Loans payable                                  2,501         3,702
     ESPN do Brasil Ltda
         Accounts receivable                             --             131
     Abril S.A
         Accounts receivable                             --              97
         Accounts payable                                 315           399
         Loans payable                                  1,677         2,483
     TV Filme Inc.
         Accounts receivable                               80            64
     TVA Network Participacoes S.A
         Accounts receivable                              215            20
         Accounts payable                                  56          --
     Galaxy Brasil Ltda
         Accounts receivable                             --             235
     SMC Marketing Promocional Ltda
          Accounts receivable                              44           275
     TVA Channels Ltda
          Accounts receivable                           2,542           762
         Accounts payable                                 414          --
     TVA Banda C Ltda
          Accounts receivable                            --             545
          Loans receivable                               --             158
     Others
         Accounts receivable                               24            40
         Accounts payable                                   5            16

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


6.   Related-party transactions (Continued)


                                                   December 31,
                                          --------------------------------
                                            1999        1998        1997
                                          --------    --------    --------

     Tevecap S.A
         Net interest (income) expense    $   --      $  7,664    $ 27,768
     Abril S.A
         Printing cost                       1,447       1,521       4,389
         Net interest (income) expense        --          --          (188)
     Comercial Cabo Ltda
         Net interest income                (1,201)       (318)       (322)
     TV Cabo Santa Branca Ltda
         Net interest income                  --          --           (14)
     ESPN do Brasil Ltda
         Programming costs, net               --         5,188       3,493
     TVA Sul Parana Ltda
         Net interest income                  --          (295)       (469)
     TV Filme Inc.
         Programming revenue                  --        (2,424)     (8,629)
     Canbras TVA Cabo Ltda
         Programming revenue                  --          --        (1,837)

     The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 2.17% to 1,58% per month in December 1999 (1.76% to 3.23% per month in December 1998). Such loans are renewable every year on December 31.

     TEVECAP S.A. ("Tevecap"), and Falcon International Communications Services Inc., one of Tevecap's shareholders, signed a consulting service agreement on April 1, 1997 related to the Company's operations and technologies. Initially, the duration of this agreement was two years, renewable every subsequent two-year period thereafter. The payment for the consulting services amounts to $196 per annum.

     Related-party transactions relating to programming sales and costs and printing service costs were carried out at usual market rates and terms.

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


     The Company received guarantees in the course of the year from its parent company Tevecap S.A. and from Abril S.A. in the form of collateral and letters of credit. The amount outstanding pursuant to these guarantees as of December 31, 1999 was $12,256 and $4,230, respectively.

7.   Other accounts receivable

     As of December 31, 1999 and 1998, other accounts payable were comprised of :

                                                        1999           1998
                                                      ------         ------
     Galaxy Brasil Ltda                               $   15         $ --
     TVA Banda C Ltda                                    418           --
     ESPN do Brasil Ltda                                 145           --
     Taxes recoverable                                   734            355
     Other                                             1,227          1,499
                                                      ------         ------

                                                      $2,539         $1,854
                                                      ======         ======

8.   Loan guarantees

     In November 1996, Tevecap S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company.

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


9.   Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1999 and 1998 are as follows:

                                                                         December 31,
                                                                    --------------------
                                                                      1999        1998
                                                                    --------    --------
     Deferred tax assets:
         Net operating loss carryforwards                           $ 56,504    $ 68,517
         Deferred charges                                               --         1,467
         Provision for obsolescence                                      525       1,251
         Provision for claims                                          5,935       4,812
         Provision for decoders                                          673         866
         Other                                                           642         151
                                                                    --------    --------

                     Total gross deferred tax asset                   64,279      77,064
                                                                    --------    --------

     Deferred tax liability:
         Installation costs                                             --          (274)
                                                                    --------    --------

                     Total gross deferred tax liability             $   --      $   (274)
                                                                    --------    --------

                           Net deferred tax asset                     64,279      76,790
                                                                    --------    --------

     Less valuation allowance                                        (64,279)    (76,790)
                                                                    --------    --------

                           Net deferred tax asset/liability         $   --      $   --
                                                                    ========    ========

     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109 "Accounting for Income Taxes".

     As of December 31, 1999, the Company has unexpirable accumulated tax losses of $171,225.

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


9.   Income taxes (Continued)

     Income tax was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                                          Year Ended December 31,
                                                                                  ----------------------------------
                                                                                    1999         1998         1997
                                                                                  --------     --------     --------
     Loss before income taxes and minority interest                               $(57,486)    $(35,249)    $(43,046)
     Statutory income tax rate                                                          37%          33%          33%
                                                                                  --------     --------     --------
                                                                                   (21,270)     (11,632)     (14,206)

     Increase (decrease) in the income tax rate                                     (2,352)        --           --
     Deferred charges amortization                                                  (2,686)      (3,546)      (3,839)
     Translation loss of tax losses                                                 22,225        3,893        2,069
     Installation materials                                                            867         --           --
     Deductible devaluation loss for Brazilian Statutory Purporses
                                                                                    (6,057)     (10,339)     (10,494)
     Depreciation                                                                    8,647        4,539        3,057
     Write-off of assets related to cancellations of subscriptions
       and decoders                                                                  8,347         --           --
     Other                                                                           4,790       (2,319)      (1,288)
                                                                                  --------     --------     --------

     Net income tax benefit (provision) for the period                              12,511      (19,404)     (24,701)
     (Increase) decrease in valuation allowance                                    (12,511)      19,404       24,701
                                                                                  --------     --------     --------

                                                                                  $   --       $   --       $   --
                                                                                  ========     ========     ========

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


10.  Property, plant and equipment, net

     As of December 31, 1999 and 1998, property, plant and equipment were comprised of:

                                              Annual
                                           Depreciation            December 31,
                                               Rate      -----------------------------
                                                 %          1999              1998
                                            ----------   ------------      -----------

     Machinery and equipment                    10       $    39,649       $   35,990
     Decoders                                   10            61,606          107,730
     Leasehold improvements                     25             2,342            2,342
     Furniture and fixtures                     10             1,235            1,207
     Premises                                   10             2,174            2,135
     Vehicles                                   20             2,006            2,243
     Software                                   20             6,632            6,932
     Tools                                      10               798              798
     Reception equipment                        20           107,324          132,900
     Cable plant                                10            49,808           24,735
                                                         -----------      -----------

                                                             273,574          317,012
     Telephone line use rights                                 2,041            2,024
     Trademarks, patents and others                              179              179
     Other                                                     1,121              691
     Accumulated depreciation                               (129,843)        (118,802)
     Fixed assets in transit                                  23,174           49,384
                                                         -----------      -----------
                                                         $   170,246      $   250,488
                                                         ===========      ===========

11.  Loans

     The loans as of December 31, 1999 represent the refinancing of certain supplier payables. The average interest rate on such loans is Libor plus 2.0%, and the principal will be paid as follows:

                       2000                    6,681
                       2001                    4,579
                       2002                    4,845
                                             -------

                      Total                  $16,105
                                             =======

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


12.  Other accounts payable

     As of December 31, 1999 and 1998, other accounts payable were comprised of:

                                                           December 31,
                                                      ---------------------
                                                        1999          1998
                                                       ------        ------

     Advertising                                       $   93        $3,437
     Importation expenses payable                         107            31
     Other                                              1,791         1,268
                                                       ------        ------

                                                       $1,991        $4,736
                                                       ======        ======

13.  Taxes payable other than income taxes

     As of December 31, 1999 and 1998, taxes payable other than income taxes were comprised of :

                                                         December 31,
                                                  ------------------------
                                                     1999            1998
                                                  --------        --------
     COFINS                                       $  9,597        $ 10,164
     ICMS                                            5,395           2,093
     PIS                                             2,602            --
     Other                                             150             221
                                                  --------        --------

                                                  $ 17,744        $ 12,478
     (-) Current liabilities                        (3,662)        (11,472)
                                                  --------        --------

                                                  $ 14,082        $  1,006
                                                  ========        ========

     On April 5, 2000, the Company opted for the REFIS (Tax Recovery Program), established by Decree N(Degree) 3.342/00 of January 25, 2000, later changed into Law N(Degree) 9.964/00 of April 10, 2000.

     With the option for the REFIS, the Company will be able to finance its taxes payable to the Federal Government for 5 years. Taxes payable are restated for taxes incurred through February 29, 2000. The Company has 60 days, as from the option formalization date, to present the calculation of the amounts due for the taxes to be paid in installments. The restatement of the tax debts included in the REFIS is made based on the TJLP (Brazilian long-term interest rate).

     The classification of such taxes between current and long-term liabilities take into account the option for the REFIS mentioned above.

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


14.  Other nonoperating, income (expenses), net

     As of December 31, 1999 and 1998, nonoperating were comprised of:

                                                                          Year Ended December 31,
                                                                     --------------------------------
                                                                       1999        1998        1997
                                                                     --------    --------    --------

     Write-off of assets related to cancellations of subscriptions   $(16,477)   $   --      $   --
     Write-off of decoders - Digisat operation                        (31,529)       --          --
     Other                                                             (1,350)     (1,060)       (796)
                                                                     --------    --------    --------

                                                                     $(49,356)   $ (1,060)   $   (796)
                                                                     ========    ========    ========

15.  Leased assets and commitments

     The Company has rented its office space until the year 2003. As of December 31, 1999, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $ 9,666, as follows:

     2000                                                             3,026
     2001                                                             1,660
     2002                                                             1,660
     2003                                                             1,660
     2004                                                             1,660
                                                                     ------

     Total                                                           $9,666
                                                                     ======

     As of December 31, 1999, the Company had contractual commitments with Empresa Brasileira de Telecomunicacoes ("Embratel") for the use of a transponder until the year 2003. Based on the contract provisions, these operating lease commitments are currently estimated to aggregate approximately $18,031, as follows:

     2000                                                             5,277
     2001                                                             5,277
     2002                                                             5,277
     2003                                                             2,200
                                                                    -------

     Total                                                          $18,031
                                                                    =======

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


16.  Common shares

     Common shares represent registered shares without par value.

     The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Brazilian Corporation Law. As the Company has not recorded net income since its inception, no such dividends are payable.

17.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

18.  Pension plan

     In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $162 for the year ended December 31, 1999 ($313 in 1998 and $425 in 1997).

19.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan which is responsible for the management of the plan.

TVA Sistema de Televisao S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


     In 1999, contributions made by the Company to Associacao Abril de Beneficios amounted to $642 ($1,365 in 1998 and $1,485 in 1997).

20.  Supplementary information - valuation and qualifying accounts and reserves

                                                                                     Provision        Deferred
                                                      Provision        Provision        for              Tax         Provision
                                                     for Doubtful         For        Exhibition       Valuation         for
                                                       Accounts       Obsolescence   Expiration       Allowance        Claims
                                                       --------       ------------   ----------       ---------        ------
     Balance as of December 31, 1996                   $  4,433        $  2,250       $  1,162        $ 32,685        $  5,039
     Additions charged to expense                         1,847             870           --            24,701             295
     Reduction                                             --              --           (1,162)           --              --
                                                       --------        --------       --------        --------        --------
     Balance as of December 31, 1997                   $  6,280        $  3,120       $   --          $ 57,386        $  5,334
     Additions charged to expense                         3,334              10           --            19,404            --
     Reduction                                             --              --             --              --               (21)
                                                       --------        --------       --------        --------        --------
     Balance as of December 31, 1998                   $  9,614        $  3,130       $   --          $ 76,790        $  5,313
     Additions charged to expense                          --               202           --              --              --
     Reduction                                             (173)           --             --           (12,511)         (3,608)
                                                       ========        ========       ========        ========        ========
     Balance as of December 31, 1999                   $  9,441           3,332           --            64,279           1,705
                                                       ========        ========       ========        ========        ========

21.  Recent accounting pronouncements

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 1999. As of December 31, 1998 the Company has no operations with hedging activities.

     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Views on Selected Revenue Recognition Issues" ("SAB 101"), which sets forth the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101 is effective for the second quarter of 2000. The Company will assess the effect of this new standard during 2000 fiscal year. The Company does not believe there will be any significant effect on its financial statements.

                                  * * * * * * *

TVA SUL PARANA LTDA. and Subsidiary

Consolidated Financial Statements Together with
Report of Independent Public Accountants


December 31, 1999 and 1998

                              TVA SUL PARANA LTDA.

                                 AND SUBSIDIARY



                          INDEX TO FINANCIAL STATEMENTS



                                    Contents



                                                                                                           Page

     Report of Independent Public Accountants                                                              F-71

     Consolidated Balance Sheets as of December 31, 1999 and 1998                                          F-72

     Consolidated Statements of Operations for each of the three years in the period ended
     December 31, 1999
                                                                                                           F-74

     Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 1999
                                                                                                           F-75

     Consolidated Statements of Cash Flows for each of the three years in the period ended
     December 31, 1999
                                                                                                           F-76

     Notes to Consolidated Financial Statements                                                            F-78

Report of Independent Public Accountants


To the Shareholders and Directors of
TVA SUL PARANA LTDA.


We have audited the accompanying consolidated balance sheet of TVA SUL PARANA LTDA. and subsidiary (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TVA SUL PARANA LTDA. and subsidiary as of December 31, 1999 and 1998, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.


Arthur Andersen

Sao Paulo, Brazil
May 5, 2000

TVA SUL PARANA LTDA.

AND SUBSIDIARY



Consolidated Balance Sheets

December 31, 1999 and 1998
(in thousands of U.S. dollars)

                                                                 December 31,
                                                          ----------------------
                                                            1999           1998
                                                          -------        -------
                       ASSETS

Current assets
    Cash and cash equivalents                             $   959        $   305
    Accounts receivable, net                                  863          1,168
    Inventories, net                                        2,384          4,125
    Prepaid and other assets                                  204             32
    Other accounts receivable                                 366            288
                                                          -------        -------

                Total current assets                        4,776          5,918
                                                          -------        -------

Property, plant and equipment, net                         35,340         41,615
Concessions, net                                            5,747          6,612
Other                                                       1,022            438
                                                          -------        -------

                Total assets                              $46,885        $54,583
                                                          =======        =======


   The accompanying notes are an integral part of the consolidated financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 1999 and 1998
(in thousands of U.S. dollars)

                                                                                 December 31,
                                                                               1999        1998
                                                                             --------    --------
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Loans                                                                    $  1,239    $  5,791
    Film suppliers                                                                857         947
    Others suppliers                                                              745       1,964
    Taxes payable other than income taxes                                         673       1,494
    Accrued payroll and related liabilities                                       304         479
    Advances payments received from subscribers                                    64         115
    Accounts payable to related companies                                         551         586
    Other accounts payable                                                        153         143
                                                                             --------    --------

                Total current liabilities                                       4,586      11,519
                                                                             --------    --------

Long-term liabilities
    Loans from related companies                                               29,788      26,424
    Taxes payable other than income taxes                                       2,141        --
    Provision for claims                                                          108         251
                                                                             --------    --------

                Total long-term liabilities                                    32,037      26,675
                                                                             --------    --------

Commitments and contingencies (Note 13)

Minority interest                                                               1,569       1,361

Shareholders' equity
    Paid-in capital                                                            44,213      44,213
    Accumulated deficit                                                       (35,520)    (29,185)
                                                                             --------    --------

                Total shareholders' equity                                      8,693      15,028
                                                                             --------    --------

                Total liabilities and shareholders' equity                   $ 46,885    $ 54,583
                                                                             ========    ========


   The accompanying notes are an integral part of the consolidated financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY


Consolidated Statements of Operations

for the years ended December 31, 1999, 1998 and 1997
(in thousands of U.S. dollars)

                                                                                       Year Ended December 31,
                                                                          --------------------------------------------
                                                                               1999            1998            1997
                                                                          ------------    ------------    ------------
Gross revenues
    Monthly subscriptions                                                 $     14,268    $     21,009    $     25,193
    Installation                                                                   185             518           2,799
    Additional services & others                                                   596             650             506
    Taxes on revenue                                                            (1,702)         (1,620)         (1,958)
                                                                          ------------    ------------    ------------

             Net revenue                                                        13,347          20,557          26,540
                                                                          ------------    ------------    ------------

Direct operating expenses
    Payroll and benefits                                                           776           1,019           4,626
    Programming                                                                  4,104           6,515           8,922
    Technical assistance                                                           253            (769)            202
    Vehicle rentals                                                                  5            --               186
    TVA magazine                                                                   290             683             707
    Other costs                                                                  1,009           1,515           2,402
                                                                          ------------    ------------    ------------

                                                                                 6,437           8,963          17,045
                                                                          ------------    ------------    ------------

Selling, general and administrative expenses
    Payroll and benefits                                                         1,392           3,793           1,397
    Advertising and promotion                                                      180             348             824
    Rent                                                                           153             372              82
    Other administrative expenses                                                   79           4,034           2,723
    Other general expenses                                                          82             416             896
                                                                          ------------    ------------    ------------

                                                                                 1,886           8,963           5,922
                                                                          ------------    ------------    ------------

Provision for equipment, inventory and obsolescence                                403            --              --
Depreciation                                                                     5,761           6,021           3,455
Amortization                                                                       865             865             917
                                                                          ------------    ------------    ------------

             Operating loss                                                     (2,005)         (4,255)           (799)
                                                                          ------------    ------------    ------------

Interest income                                                                    218             407             631
Interest expense                                                                  (819)         (6,799)         (5,440)
Translation (loss) gain                                                           (233)            205             (58)
Other nonoperating (expense) income, net                                        (3,182)            284            (567)
                                                                          ------------    ------------    ------------

             Loss before income taxes and minority interest                     (6,021)        (10,158)         (6,233)

Income taxes                                                                      (106)            (24)           --
                                                                          ------------    ------------    ------------

             Loss before minority interest                                      (6,127)        (10,182)         (6,233)

Minority interest                                                                 (208)           (103)             52
                                                                          ------------    ------------    ------------

                   Net loss                                               $     (6,335)   $    (10,285)   $     (6,181)

                   Net loss per share                                           (0.14)          (0.23)          (0.14)

                   Weighted average shares outstanding                      44,099,122      44,099,122      46,883,237

   The accompanying notes are an integral part of the consolidated financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity

for the years ended December 31, 1999, 1998 and 1997
(in thousands of U.S. dollars)

                                       Paid-in     Accumulated
                                       Capital       Deficit       Total
                                      --------      --------      --------
Balance as of December 31, 1996       $ 16,314      $(12,719)     $  3,595

Capital contributed on:
    December 2, 1997                    27,899                      27,899

Net loss for the year                                 (6,181)       (6,181)
                                      --------      --------      --------

Balance as of December 31, 1997       $ 44,213      $(18,900)     $ 25,313

Net loss for the year                                (10,285)      (10,285)
                                      --------      --------      --------

Balance as of December 31, 1998       $ 44,213      $(29,185)     $ 15,028
                                      --------      --------      --------

Net loss for the year                                 (6,335)       (6,335)
                                      --------      --------      --------

Balance as of December 31, 1999       $ 44,213      $(35,520)        8,693
                                      ========      ========      ========



   The accompanying notes are an integral part of the consolidated financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Statements of Cash Flows

for the years ended December 31, 1999, 1998 and 1997
(in thousands of U.S. dollars)

                                                                          Year Ended December 31,
                                                                    --------------------------------
                                                                      1999        1998        1997
                                                                    --------    --------    --------
Cash flows from operating activities:
    Net loss                                                        $ (6,335)   $(10,285)   $ (6,181)
    Adjustments to reconcile net loss to net cash
       provided by (used in) operating activities:
       Depreciation                                                    5,761       6,021       3,455
       Amortization                                                      865         865         917
       Provision for doubtful accounts                                    30         202       1,101
       Provision for inventory obsolescence                              403        --          --
       Provision for claims                                             (143)        (72)        323
       Minority interest                                                 208         103         (52)
       Disposal and write-off of property, plant and equipment         2,635
Changes in operating assets and liabilities
    Accounts receivable                                                  275       1,411      (2,939)
    Prepaid and other assets                                            (172)        237         334
    Other accounts receivable                                            (78)        (60)        673
    Accrued interest                                                     174       5,095       3,816
    Inventories                                                        1,338       7,326      (7,482)
    Other assets                                                        (584)       (108)       (284)
    Film suppliers and others suppliers                               (1,309)     (3,483)      3,207
    Taxes payable other than income taxes                              1,320         448         579
    Accrued payroll and related liabilities                             (175)        (44)         76
    Advances received from subscribers                                   (51)        115      (1,026)
    Other accounts payable                                               (25)       (944)       (580)
                                                                    --------    --------    --------
             Net cash (used in)  provided by operating activities      4,137       6,827      (4,063)
                                                                    --------    --------    --------

Cash flows used in investing activities
    Purchases of property, plant and equipment                        (2,121)     (9,725)    (20,491)
    Acquisition of businesses, net of cash acquired                     --          --          --
                                                                    --------    --------    --------
             Net cash used in investing activities                    (2,121)     (9,725)    (20,491)
                                                                    --------    --------    --------

Cash flows (used in) provided by financing activities
    Bank Loans                                                          --         2,897       4,359
    Capital contributions                                               --          --        27,899
    Repayments of loans from shareholders                             (1,858)       --          --
    Loans from related companies                                       5,222       9,353       6,302
    Advances from shareholders                                          --          --       (12,781)
    Repayments of loans from related companies                          --        (8,064)     (1,438)
    Repayments of loans from banks                                    (4,726)     (1,464)       --
    Minority interest                                                   --          --          --
                                                                    --------    --------    --------

             Net cash (used in) provided by financing activities      (1,362)      2,722      24,341
                                                                    --------    --------    --------

Net increase (decrease) in cash and cash equivalents                     654        (176)       (213)
Cash and cash equivalents at beginning of the period                     305         481         694
                                                                    --------    --------    --------

             Cash and cash equivalents at end of the period         $    959    $    305    $    481
                                                                    ========    ========    ========


   The accompanying notes are an integral part of the consolidated financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY


Consolidated Statements of Cash Flows, Continued

for the years ended December 31, 1999, 1998 and 1997
(in thousands of U.S. dollars)


                                                           Year Ended December 31,
                                                           -----------------------
                                                           1999     1998     1997
                                                           ----   ------   ------
Supplemental cash disclosure
    Cash paid for interest                                 $--    $  295   $ --
                                                           ====   ======   ======

Supplemental noncash financing activities
    Accrued interest on related company loans refinanced
        as principal balance                               $--    $4,764   $3,816
                                                           ====   ======   ======


   The accompanying notes are an integral part of the consolidated financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements

(in thousands of U.S. dollars)

1.   The Company and its principal operations

     The accompanying financial statements have been prepared to reflect the results of TVA Sul Parana Ltda. and its subsidiary (the "Company").

     TVA Sul Parana Ltda.. is a holding company, the subsidiary of which render services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in the South of Brazil. The Company's operations are substantially dependent on TVA Group regarding programming, marketing, financial and administrative systems.

2.   Summary of significant accounting policies

     Significant policies followed in the preparation of the accompanying consolidated and combined financial statements are described below:


2.1. Basis of presentation and consolidation

     a)   Basis of presentation

     The consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

     b)   Principles of consolidation

     The consolidated financial statements include the accounts of all majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)



2.2. Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("reais" or "R$"). In order to present the financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

2.3. Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as a substantial portion of the Company's operations are conducted in United States dollar. As such, the local accounts of the Company are translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.7890 to US$1 in effect on December 31, 1999, and R$1.2087 to US$1 in effect on December 31, 1998. Translation gains and losses are recognized in the income statement.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates and deferred income taxes, which are translated at the current rate. Translation gains and losses are recognized in the income statement.

2.4. Consolidated financial statements

     The Company's consolidated financial statements as of December 31,1999 and 1998 includes TVA Sul Parana Ltda. as a parent company and its 60% ownership interest in CCS Camboriu Cable System de Telecomunicacoes Ltda.

2.5. Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


2.6. Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1999 and 1998 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of payables to suppliers, other accounts payable, loans to related companies and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values, as interest on these loans is variable and based on market rates.

2.7. Accounts receivable

     A provision for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved, in an amount sufficient to cover any losses incurred in realization of credits.

2.8. Inventories

     Inventories consist of materials and supplies used to provide service to new customers, and to ensure continuity of service to existing customers. Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method. A provision for obsolescence has been established on the basis of an analysis of slow-moving materials and suppliers.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


2.9. Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 7.

2.10. Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's concessions and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made if and when appropriate.

2.11. Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are generally higher than the revenues. Subscription revenues are recognized as earned on an accrual basis.

2.12. Accounting for issuance of stock by subsidiaries

     Gains and losses arising from the issuance of previously unissued shares to unrelated parties by subsidiaries are recognized in income as nonoperating income to the extent that the net book value of the shares owned by the parent after the sale exceeds or is lower than the net book value per share immediately prior to the sale of the shares by the subsidiary.


2.13  Concessions

     Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


3.   Accounts receivable, net

     As of December 31, 1999 and 1998, accounts receivable were comprised of:

                                                             December 31,
                                                       ------------------------
                                                         1999             1998
                                                       -------          -------

Subscriptions and Hook up fee                          $ 2,519          $ 2,624
Advertising                                                 63              233
Provision for doubtful accounts                         (1,719)          (1,689)
                                                       -------          -------

                                                       $   863          $ 1,168
                                                       =======          =======

4.   Inventories

     As of December 31, 1999 and 1998, inventories were comprised of:

                                                              December 31,
                                                       -------------------------
                                                         1999              1998
                                                       -------           -------

Materials and suppliers                                $ 2,778           $ 4,111
Imports in transit                                           9                14
Provision for obsolescence                                (403)             --
                                                       -------           -------

                                                       $ 2,384           $ 4,125
                                                       =======           =======

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


5.   Related party transactions

     The following tables summarize the transactions between the Company and related parties as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999:

                                                            December 31,
                                                      ---------------------
                                                        1999          1998
                                                      -------       -------

     TVA Sistema de Televisao S.A
          Accounts payable                            $   531       $   586
          Accounts receivable                            --              12

     TVA Distribuidora S.A
          Loans payable                                29,788          --

     Abril S.A
          Accounts payable                                 20          --

     Tevecap S.A
          Loans payable                                  --          26,424

     TVA Network Participacoes S.A
          Accounts receivable                         $     7       $  --

                                                       December 31,
                                           --------------------------------
                                                1999        1998      1997
                                           ------------    ------    ------


     TVA Sistema de Televisao S.A
         Net interest expense              $       --      $  295    $  483

     Tevecap S.A
         Net interest expense              $       --      $4,764    $3,333

     The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 2.17% to 1.58% per month as of December 1999 (3.85% to 4.45% per month as of December 1998). Such loans are renewable every year on December 31.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


6.   Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1999 and 1998 are as follows:

                                                            December 31,
                                                        ------------------
                                                          1999       1998
                                                        -------    -------

     Deferred tax assets
          Net operating loss carryforwards              $ 6,076    $ 7,743
          Provision for claims                              377        104
          Provision for obsolescence                        259        139
          Other                                             766        505
                                                        -------    -------

               Total gross deferred tax asset             7,478      8,491
                                                        -------    -------

     Deferred tax liability
          Installation costs                                (54)       (60)
                                                        -------    -------

               Total gross deferred tax liability           (54)       (60)
                                                        -------    -------

                    Net deferred tax asset                7,424      8,431
                                                        -------    -------

     Less valuation allowance                            (7,424)    (8,431)

                                                        -------    -------

                    Net deferred tax asset/liability    $  --      $  --
                                                        =======    =======

     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

     As of December 31, 1999, the Company and subsidiaries have unexpirable accumulated tax losses of $18,411.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


6.   Income taxes (Continued)

     The consolidated and combined income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                           Year Ended December 31,
                                                                    ----------------------------------
                                                                      1999         1998         1997
                                                                    --------     --------     --------
     Loss before income taxes and minority interest                 $ (6,021)    $(10,158)    $ (6,233)
     Statutory income tax rate                                            37%          33%          33%
                                                                    --------     --------     --------

                                                                      (2,227)      (3,352)      (2,057)

     Increase (decrease) in the income tax rate                         (150)        --           --
     Deferred charges amortization                                       (51)         (71)        --
     Translation loss of tax losses                                    2,512          443          341
     Net loss of merged companies                                       --          1,273         --
     Unallowable amortization                                            151          (62)         110
     Installation materials                                              236
     Deductible devaluation loss for Brazilian Statutory
         Purposes                                                       (620)        (245)        (113)
     Depreciation                                                        499          454           16
     Other                                                               763          320         (392)
                                                                    --------     --------     --------

     Consolidated income tax benefit for the period                    1,113       (1,240)      (2,095)
     Increase (decrease) in valuation allowance                       (1,007)       1,264        2,095
                                                                    --------     --------     --------

                                                                    $    106     $     24     $   --
                                                                    ========     ========     ========

     Income tax payable represents amounts owed by subsidiaries calculated on a unitary basis.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


7    Property, plant and equipment, net

     As of December 31, 1999 and 1998, property, plant and equipment were comprised of:

                                            Annual
                                         Depreciation                December 31,
                                             Rate             --------------------------
                                               %                  1999          1998
                                                              ----------     ----------
     Machinery and equipment                   10             $    4,156     $    4,089
     Converters                                10                 10,823         11,919
     Leasehold improvements                    25                    138            138
     Furniture and fixtures                    10                    502            491
     Premises                                  10                    715            696
     Vehicles                                  20                    608            589
     Software                                  20                    231            227
     Tools                                     10                     73             73
     Reception equipment                       20                 11,747         15,278
     Cable plant                               10                 10,830         10,501
     Building                                   4                  3,784          3,784
                                                              ----------    -----------
                                                                  43,607         47,785
     Telephone line use rights                                       378            377
     Fixed assets in transit                                       4,884          4,846
     Accumulated depreciation                                   (13,529)       (11,393)
                                                              ----------    -----------

                                                              $   35,340     $   41,615
                                                              ==========    ===========

8.   Concessions, net

     As of December 31, 1999 and 1998, concessions were comprised of:

                                                              December 31,
                                                          ------------------
                                                            1999       1998
                                                          -------    -------

     CCS - Camboriu Cable System Telecomunicacoes Ltda    $   841    $   841
     TVA Sul Parana Ltda. (Stations in south of Brazil)     7,805      7,805
     Accumulated amortization                              (2,899)    (2,034)
                                                          -------    -------

                                                          $ 5,747    $ 6,612
                                                          =======    =======

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


9.   Loan guarantees

     In November 1996, Tevecap S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company.

10.  Taxes payable other than income taxes

     As of December 31, 1999 and 1998, taxes payable other than income taxes were comprised of:


                                                      1999           1998
                                                    -------        -------

     COFINS                                         $ 1,419        $ 1,151
     ICMS                                               979            275
     PIS                                                308           --
     Other                                              108             68
                                                    -------        -------

                                                      2,814          1,494

     ( - ) current liabilities                         (673)        (1,494)
                                                    -------        -------

                                                    $ 2,141        $  --
                                                    =======        =======

On April 5, 2000, the Company opted for the REFIS (Tax Recovery Program), established by Decree No. 3.342/00 of January 25, 2000, later changed into Law No. 9.964/00 of April 10, 2000.

With the option for the REFIS, the Company will be able to finance its taxes payable to the Federal Government for five years. Taxes payable are restated for taxes incurred through February 29, 2000. The Company has 60 days, as from the option formalization date, to present the calculation of the the amounts due for the taxes to be paid in installments. The restatement of the tax debts included in the REFIS is made based on the TJLP (Brazilian long-term interest rate).

The classification of such taxes between current and long-term liabilities take into account the option for the REFIS mentioned above.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)



11.  Other nonoperating, income (expenses), net

As of December 31, 1999 and 1998, nonoperating were comprised of:

                                                   1999       1998      1997
                                                 -------    -------    -------
     Write-off of assets related to
                cancellations of subscriptions   $(1,930)   $  --      $  --
     Write-off of decoders                          (705)      --         --
                                                    (547)       284       (567)
                                                 -------    -------    -------

                                                 $(3,182)   $   284    $  (567)
                                                 =======    =======    =======

12.  Paid-in capital

     Paid-in capital as of December 31, 1999 and 1998 was comprised of:

                                        1999                     1998
                              -------------------------   -------------------------
                                  US$          Shares        US$          Shares
                              -----------   -----------   -----------   -----------
     Abril S.A                $     6,190     2,456,150   $     6,190     2,456,150
     TVA Distribuidora S.A         38,023    15,087,776        38,023    15,087,776
                              -----------   -----------   -----------   -----------

                              $    44,213    17,543,926   $    44,213    17,543,926
                              ===========   ===========   ===========   ===========

     Paid-in capital represents registered common shares without par value.

     The Company's shareholders are entitled to a minimum dividend of 25% of net income for the year, adjusted according to the Brazilian Corporation Law. As the Company has recorded no net income since its inception, no such dividends are payable.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)



13.  Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company, which were not recognized in the consolidated financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

14.  Pension Plan

     In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $ 10 for the year ended December 31, 1999 ($18 in 1998).

15.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 1999, contributions made by the Company to the Health Care Plan and certain affiliates companies to Associacao Abril de Beneficios amounted to $97 ($212 for 1998).

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Concluded)

(in thousands of U.S. dollars)


16.  Supplementary information - valuation and qualifying accounts and reserves

                                                                Provision         Provision          Deferred          Provision
                                                               for Doubtful         for             Taxation            for
                                                                 Accounts        Obsolescence       Valuation          claims
                                                                                                    Allowance
     Balance as of December 31, 1996                              $   386          $  --             $ 5,072           $  --
     Additions charged to expense                                   1,101             --               2,095               323
                                                                  -------          -------           -------           -------

     Balance as of December 31, 1997                              $ 1,487          $  --             $ 7,167           $   323
     Additions charged to expense                                     202             --               1,264               (72)
                                                                  -------          -------           -------           -------

     Balance as of December 31, 1998                              $ 1,689          $  --             $ 8,431           $   251
     Additions charged to expense                                    --                403              --                --
     Reduction                                                         30             --              (1,007)             (143)
                                                                  -------          -------           -------           -------

     Balance as of December 31, 1999                              $ 1,719          $   403           $ 7,424           $   108
                                                                  =======          =======           =======           =======

17.  Recent accounting pronouncements

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 1999. As of December 31,1999 the Company has no operations with hedging activities.

     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Views on Selected Revenue Recognition Issues" ("SAB 101"), which sets forth the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101 is effective for the second quarter of 2000. The Company will assess the effect of this new standard during 2000 fiscal year. The Company does not believe there will be any significant effect on its financial statements.


                                  * * * * * * *

CCS - CAMBORIU CABLE SYSTEM
TELECOMUNICACOES LTDA.

Financial Statements Together with
Report of Independent Public Accountants


December 31, 1999 and 1998

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

INDEX TO FINANCIAL STATEMENTS

Contents


                                                                                                                      Page

Report of Independent Public Accountants                                                                              F-92

Balance Sheets as of December 31, 1999 and 1998                                                                       F-93

Statements of Operations for each of the three years in the period ended December 31, 1999                            F-95


Statements of Changes in Shareholders' Equity for each of the three years in the
     period ended December 31, 1999                                                                                   F-96



Statements of Cash Flows for each of the three years in the period ended
     December 31, 1999                                                                                                F-97



Notes to Financial Statements                                                                                         F-98

Report of Independent Public Accountants

To the Shareholders and Directors of
CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.


We have audited the accompanying balance sheet of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. (the "Company") as of December 31, 1999 and 1998, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999 , all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. as of December 31, 1999 and 1998, and the related statements of its operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Arthur Andersen

Sao Paulo, Brazil
May 5, 2000

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.


Balance Sheets

December 31, 1999 and 1998
(in thousands of U.S. dollars)

                                                                December 31,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------

                                     ASSETS
     Current assets
         Cash and cash equivalents                            $  129   $   59
         Accounts receivable, net                                181      108
         Inventories                                             127      129
         Recoverable taxes                                        41       47
         Accounts receivable from related parties                 17       16
         Other accounts receivable                                17       16
                                                              ------   ------

                     Total current assets                        512      375
                                                              ------   ------

     Property, plant and equipment, net                        4,453    4,550
                                                              ------   ------

                     Total assets                             $4,965   $4,925
                                                              ======   ======


    The accompanying notes are an integral part of the financial statements.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Balance Sheets

December 31, 1999 and 1998
(in thousands of U.S. dollars)


                                                                                        December 31,
                                                                                     -------------------
                                                                                       1999       1998
                                                                                     -------    -------
                      LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities
         Film Suppliers                                                              $   109    $   109
         Others suppliers                                                                 85         77
         Taxes payable other than income taxes                                            80         92
         Accrued payroll and related liabilities                                          47         46
         Income taxes                                                                     81         24
         Advance payments received from subscribers                                       18         26
         Accounts payable to related companies                                             1         42
         Others accounts payable                                                          42          9
                                                                                     -------    -------

                     Total current liabilities                                           463        425
                                                                                     -------    -------

     Long-term liabilities
         Loans from related companies                                                    426      1,099
         Taxes payable other than income taxes                                           152       --
                                                                                     -------    -------

                     Total long-term liabilities                                         578      1,099
                                                                                     -------    -------

     Shareholders' equity
         Paid-in capital                                                               4,012      4,012
         Accumulated deficit                                                             (88)      (611)
                                                                                     -------    -------

                     Total shareholders' equity                                        3,924      3,401
                                                                                     -------    -------

                     Total liabilities and shareholders' equity                      $ 4,965    $ 4,925
                                                                                     =======    =======


    The accompanying notes are an integral part of the financial statements.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Operations

for the years ended December 31, 1999 , 1998 and 1997
(in thousands of U.S. dollars)

                                                                       Year ended December 31,
                                                           -----------------------------------------
                                                               1999           1998           1997
                                                           -----------    -----------    -----------
     Gross revenues
         Monthly subscriptions                             $     1,833    $     2,454    $     2,522
         Installation                                               32             90            145
         Additional services & others                               20             51            106
         Taxes on revenue                                         (184)           (71)           (88)
                                                           -----------    -----------    -----------

                     Net revenue                                 1,701          2,524          2,685
                                                           -----------    -----------    -----------

     Direct operating expenses
         Payroll and benefits                                       84            105            243
         Programming                                               528            740            920
         Other costs                                                93            178            459
                                                           -----------    -----------    -----------

                                                                   705          1,023          1,622
                                                           -----------    -----------    -----------

     Selling, general and administrative expenses
         Payroll and benefits                                      147            286            249
         Advertising and promotion                                   6              2             82
         Rent                                                        9             91           --
         Other administrative expenses                              50            394            268
                                                           -----------    -----------    -----------

                                                                   212            773            599
                                                           -----------    -----------    -----------

     Depreciation                                                  229            338            264
                                                           -----------    -----------    -----------

                     Operating income                              555            390            200
                                                           -----------    -----------    -----------

     Interest income                                               226             50             85
     Interest expenses                                            --             (242)          (355)
     Translation gain (loss)                                      (135)            23             10
     Other nonoperating (expense) income, net                      (17)            58            (68)
                                                           -----------    -----------    -----------

                     Income (loss) before income taxes             629            279           (128)
                                                           -----------    -----------    -----------

     Income taxes                                                 (106)           (24)          --
                                                           -----------    -----------    -----------

                     Net income (Ioss)                     $       523    $       255    $      (128)
                                                           ===========    ===========    ===========

                     Net income (loss) per share                  0.11           0.05         (0.03)

                     Weighted average shares outstanding     4,850,000      4,850,000      4,850,000

    The accompanying notes are an integral part of the financial statements.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Changes in Shareholders' Equity

for the years ended December 31, 1999 ,December 31 1998 and  1997
(in thousands of U.S. dollars)

                                                                              Paid-in           Accumulated
                                                                              Capital             Deficit              Total
                                                                              -------             -------              -------
     Balance as of December 31, 1996                                          $ 4,012             $  (738)             $ 3,274
                                                                              -------             -------              -------

     Net loss for the period                                                     --                  (128)                (128)
                                                                              -------             -------              -------

     Balance as of December 31, 1997                                          $ 4,012             $  (866)             $ 3,146
                                                                              -------             -------              -------

     Net income for the period                                                   --                   255                  255
                                                                              -------             -------              -------

     Balance as of December 31, 1998                                          $ 4,012             $  (611)             $ 3,401
                                                                              -------             -------              -------

     Net income for the period                                                   --                   523                  523
                                                                              -------             -------              -------

     Balance as of December 31, 1999                                          $ 4,012             $   (88)             $ 3,924
                                                                              =======             =======              =======


    The accompanying notes are an integral part of the financial statements.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Cash Flows

for the years ended December 31, 1999 ,1998 and 1997
(in thousands of U.S. dollars)

                                                                                                    Year Ended December 31,
                                                                                             ---------------------------------
                                                                                               1999         1998         1997
                                                                                             -------      -------      -------
     Cash flows from operating activities:
         Net income (loss)                                                                   $   523      $   255      $  (128)
         Adjustments to reconcile net loss to net cash
             Provided by operating activities:
             Depreciation                                                                        229          338          264
             Provision for doubtful accounts                                                     (14)        (278)         342
             Provision for claims                                                               --             (4)           4
             Accounts receivable                                                                 (59)         310         (479)
             Other accounts receivable  including  recoverable taxes
                     and accounts receivable from related parties                                  4          (33)           8
             Accrued interest                                                                   (227)        --           --
             Inventories                                                                           2          237          541
             Suppliers                                                                             8          139         (373)
             Taxes payable other  than income taxes                                              140            2           56
             Income Taxes                                                                         57           24         --
             Accrued payroll and related liabilities                                               1            7           28
             Other accounts payable                                                              (16)         (70)          85
                                                                                             -------      -------      -------

                     Net cash provided by operating activities                                   648          927          348
                                                                                             -------      -------      -------

     Cash flows used in investing activities:
         Purchase of property, plan and equipment                                               (132)        (207)      (1,488)
                                                                                             -------      -------      -------

                     Net cash used in investing activities                                      (132)        (207)      (1,488)
                                                                                             -------      -------      -------

     Cash flows (used in) provided by financing activities:
         Loans from banks                                                                       --           (116)         116
          Loans from related companies                                                          (446)        (602)         995
                                                                                             -------      -------      -------

                     Net cash (used in) provided by financing activities                        (446)        (718)       1,111
                                                                                             -------      -------      -------

     Net increase (decrease) in cash and cash equivalents                                         70            2          (29)
     Cash and cash equivalents at beginning of the period                                         59           57           86
                                                                                             -------      -------      -------

                     Cash and cash equivalents at end of the period                          $   129      $    59      $    57
                                                                                             =======      =======      =======


    The accompanying notes are an integral part of the financial statements.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)


1.   The Company and its principal operations

     CCS - Camboriu renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in the city of Camboriu. The Company's operations are substantially dependent on TVA Group regarding programming, marketing, financial and administrative systems.

2.   Summary of significant accounting policies

     Significant policies followed in the preparation of the financial statements are described below:

2.1. Basis of presentation

     The financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2. Accounting records

     As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("real"). In order to present the financial statements in conformity with accounting principles generally accepted in the United States of America, the Company maintains additional accounting records which are used solely for this purpose.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


2.3. Currency remeasurement

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions", the United States dollar has been assumed to be the functional currency as a substantial portion of the Company's operations are conducted in United States dollars. As such, the local accounts of the Company are translated into United States dollars as follows:

     o Nonmonetary assets and liabilities are translated at historical rates. All other assets and liabilities are translated at the official rate of exchange of R$1.7890 to US$1 in effect on December 31, 1999, and R$1.2087 to US$1 in effect on December 31, 1998. Translation gains and losses are recognized in the income statement.

     o Income and expenses are translated at the average exchange rates in effect each month, except for those related to assets and liabilities which are translated at historical exchange rates and deferred income taxes, which are translated at the current rate. Translation gains and losses are recognized in the income statement.

2.4. Cash and cash equivalents

     Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5. Financial instruments

     In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

     For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of the Company's financial instruments as of December 31, 1999 and 1998 approximate management's best estimate of their fair values. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

     o The fair value of certain financial assets carried at cost, including cash, accounts receivable, other accounts receivable, and certain other short-term assets is considered to approximate their respective carrying value due to their short-term nature.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


2.5. Financial instruments (Continued)

     o The fair value of payables to suppliers, other accounts payable, loans to related companies and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

     o The fair value of loans from related companies approximates their respective carrying values as interest on these loans is at market rates.

2.6. Accounts receivable

     A provision for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.

2.7. Inventories

     Inventories consist of materials and supplies used to provide service to new customers, and to ensure continuity of service to existing customers.

     Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.8. Property, plant and equipment

     Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in Note 6.

2.9. Recoverability of long-lived assets to be held and used in the business

     Management reviews long-lived assets, primarily the Company's concessions and its property and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable.Assets are grouped and evaluated for possible impairment at the level of each cable television system; impairment is assessed on the basis of the forecasted undiscounted cash flows of the businesses over the estimated remaining lives of the assets related to those systems. A write-down of the carrying value of the assets or group of assets to estimated fair value will be made if and when appropriate.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


2.10. Revenue recognition

     Hook up fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are generally higher than the revenues. Subscription revenues are recognized as earned on an accrual basis.

3.   Accounts receivable, net

     As of December 31, 1999 and 1998, accounts receivable were comprised of:

                                                           December 31,
                                                        ------------------
                                                         1999         1998
                                                        -----        -----
     Subscriptions and installation                     $ 224        $ 139
     Advertising                                            7           33
     Provision for doubtful accounts                      (50)         (64)
                                                        -----        -----

                                                        $ 181        $ 108
                                                        =====        =====

4.   Related party transactions

     The following tables summarize the transactions between the Company and related parties as of December 31, 1999 and 1998:

                                                           December 31,
                                                        ------------------
                                                         1999         1998
                                                        ------       ------
     TVA Sistema de Televisao S.A
         Accounts receivable                            $   16       $   12

     TVA Sul Parana Ltda
         Accounts receivable                                 1            4
         Accounts payable                                 --             42
         Loans payable                                     426        1,099

     Abril S.A
         Accounts payable                               $    1       $ --

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


5.   Income taxes

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax asset and deferred tax liability as of December 31, 1999 and 1998 are as follows:

                                                             December 31,
                                                            --------------
                                                             1999     1998
                                                             ----     ----

     Deferred tax assets:
         Net operating loss carryforwards                    $ 39     $ 92
         Other                                                  6      (37)
                                                             ----     ----

                     Total gross deferred tax asset            45       55
                                                             ----     ----

     Less valuation allowance                                 (45)     (55)
                                                             ----     ----

     Net deferred tax asset                                   --       --
                                                             ====     ====

     The Company has a limited operating history and has generated losses since its inception. The valuation allowance has been established in accordance with the requirements of SFAS No. 109, "Accounting for Income Taxes".

     As of December 31, 1999, the Company has unexpirable accumulated tax losses of $119.

     The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                     1999      1998      1997
                                                                    -----     -----     -----

     Income (loss) before income taxes and minority interest        $ 629     $ 279     $(128)
     Statutory income tax rate                                         37%       33%       33%
                                                                    -----     -----     -----
                                                                      233        92       (42)
     Increase (decrease) in the income tax rate                        22      --        --
     Translation loss of tax losses                                    30        11        15
     Deductible devaluation loss for Brazilian Statutory Purposes    (169)       76        26
                                                                    -----     -----     -----

     Income tax provision (benefit) for the period                    116       179        (1)
     Increase (decrease) in valuation allowance                       (10)     (155)        1
                                                                    -----     -----     -----

                                                                    $ 106     $  24     $--
                                                                    =====     =====     =====

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

6.   Property, plant and equipment, net

     As of December 31, 1999 and 1998, property, plant and equipment were comprised of:

                                    Annual
                                 Depreciation             December 31,
                                     Rate        -----------------------------
                                      %            1999                 1998
                                                 --------              -------

     Machinery and equipment          10          $  312               $   294
     Building                         25           3,447                 3,447
     Furniture and fixtures           10              86                    83
     Vehicles                         20              16                    15
     Software                         20               8                     8
     Tools                            10               2                     2
     Reception equipment              20             513                   443
     Cable plant                      10             977                   937
                                                 -------              --------
                                                   5,361                 5,229
     Telephone line use rights                         4                     4
     Accumulated depreciation                      (918)                 (689)
     Fixed assets in transit                           6                     6
                                                 -------              --------

                                                  $4,453               $ 4,550
                                                 =======              ========

7.   Paid-in capital

     Paid-in capital as of December 31, 1999 and 1998 was comprised of:

                                                 1999                                 1998
                                     -------------------------         ------------------------
                                        US$           Shares                US$        Shares
                                     ----------     ----------         ----------    ----------
     Construtora ENE ESSE Ltda       $    1,605      1,940,000         $    1,605     1,940,000
     TVA Sul Parana Ltda                  2,407      2,910,000              2,407     2,910,000
                                     ----------     ----------         ----------    ----------

                                     $    4,012      4,850,000         $    4,012     4,850,000
                                     ==========     ==========         ==========    ==========

     Paid-in capital represents registered common shares without par value.

     The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Brazilian Corporation Law. As the Company has not recorded net income since its inception, no such dividends are payable.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


8.   Loan guarantees

     In November 1996, Tevecap S.A., issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company.

9.   Litigation contingencies

     Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

     In management's opinion, all contingencies have been adequately provided for or are without merit, or are of such kind that, if disposed of unfavorably, would not have a material adverse effect on the financial position or future results of operations of the Company.

10.  Abril Health Care Plan

     In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 1999, contributions made by the Company to the Health Care Plan amounted to $15 ($21 in 1998).

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements (Concluded)

(in thousands of U.S. dollars)


11.  Supplementary information - valuation and qualifying accounts and reserves

                                                                             Deferred             Provision
                                                                              Taxation               for               Provision
                                                                             Valuation             Doubtful               for
                                                                             Allowance             Accounts              Claims
                                                                               -----                -----                -----
     Balance as of December 31, 1996                                           $ 209                $--                  $--
     Additions charged to expense                                                  1                  342                    4
                                                                               -----                -----                -----
     Balance as of December 31, 1997                                           $ 210                $ 342                $   4
     Reduction                                                                  (155)                (278)                  (4)
                                                                               -----                -----                -----
     Balance as of December 31, 1998                                           $  55                $  64                $--
     Additions charged to expense
     Reduction                                                                   (10)                 (14)
                                                                               -----                -----                -----
     Balance as of December 31, 1999                                           $  45                   50                 --
                                                                               =====                =====                =====

12.  Recent accounting pronouncements

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The standard requires that all derivative instruments (1) be recognized as assets or liabilities and (2) be adjusted to fair value each period. SFAS 133 is effective for fiscal year beginning after June 15, 1999. As of December 31,1998 the Company has no operations with hedging activities.

     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Views on Selected Revenue Recognition Issues" ("SAB 101"), which sets forth the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101 is effective for the second quarter of 2000. The Company will assess the effect of this new standard during 2000 fiscal year. The Company does not believe there will be any significant effect on its financial statements.


                                  * * * * * * *

                                    GLOSSARY


     ABC: ABC, Inc., formerly known as "Capital Cities/ABC, Inc."

     Abril: Abril S.A.

     Abril Credit Facility: A revolving credit facility, dated December 6, 1995, between Tevecap, as the borrower, and Abril, as the lender.

     ANATEL: Agencia Nacional de Telecomunicacoes (National Telecommunications Agency), an independent Brazilian federal agency authorized to regulate the Brazilian subscription television industry.

     BBC: British Broadcasting Corporation.

     C-Band: A satellite transmission system which provides a signal on the "c" bandwidth.

     Cable: A Cable network employs electromagnetic transmission over coaxial and/or fiber-optic cable to transmit multiple channels carrying images, sound and data between a central facility and individual customers' television sets. Networks may allow one-way (from a headend to a residence and/or business) or two-way transmission from a headend to a residence and/or business with a data return path for the headend.

     Cable license: A license that is granted by the applicable governing body pursuant to its authority under the communications laws of a particular country for the purpose of providing Cable services for a specific franchise/license area.

     Canbras: Canbras Communications Corp., a Canadian corporation.

     Canbras Association Agreement: Association Agreement dated June 14, 1995, among Tevecap, TVA Sistema, the Canbras TVA Companies, Canbras and Canbras-Par.

     Canbras TVA Companies: Canbras TVA Cabo and TV Cabo Santa Branca.

     Canbras TVA Cabo: Canbras TVA Cabo Ltda., a Brazilian limitada.

     Canbras TVA: The operations of Canbras TVA Cabo and TV Cabo Santa Branca, in each of which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

     Canbras-Par: Canbras Participacoes, Ltda., a Brazilian limitada wholly-owned by Canbras.

     CBS: CBS, Inc.

     Central Bank: Central Bank of Brazil (Banco Central do Brasil)

     Chase Parties: Two wholly owned subsidiaries of CMIF through which CMIF holds its equity interest in Tevecap.

     Churn: With respect to a pay television system for a given period, the quotient expressed as a percentage of (i) the number of subscribers disconnected from such system less the number of formerly disconnected subscribers reconnected to the system divided by (ii) the number of subscribers to the system as of the beginning of the period plus the number of subscribers added to the system.

     CMIF: Chase Manhattan International Finance Ltd., an affiliate of The Chase Manhattan Bank which holds a 8.1% interest in Tevecap through two wholly owned subsidiaries.

     Coaxial cable: Cable consisting of a central conductor surrounded by and insulated from another conductor. It is the standard material used in traditional Cable systems. Signals are transmitted through it at different frequencies, giving greater channel capacity than is possible with twisted pair cable, but less than is allowed by optical fiber.

     Comercial Cabo Sao Paulo: Comercial Cabo TV Sao Paulo Ltda., a Brazilian limitada in which Tevecap holds a 99% equity interest.

     Company: Tevecap, together with its consolidated subsidiaries.

     CPL: Cable Participacoes Ltda., a Brazilian limitada, jointly owned by Hearst and ABC, which limitada holds a 2% equity interest in Tevecap.

     CPCT: Centrais Privadas de Comutacao Telefonica, certain private telephone networks comparable to private branch exchanges (PBX) found in larger apartment complexes, hotels and businesses in the United States.

     Darlene Investments: Darlene Investments Ltd., a Cayman Islands limited liability company which is part of the Cisneros Group of Companies.

     DBS or DTH: Direct broadcast satellite service, operating in C-Band or Ku-Band width, by which television programming is transmitted to individual dwellings, each served by a single satellite dish.

     DBS Sale: The sale by the Company of the DBS Systems and certain assets related thereto in July 1999.

     DBS Systems: Ku-Band and C-Band operations of Galaxy Brasil and TVA Banda C, respectively.

     DIRECTV: Brazil's first digital Ku-Band service, which is operated by Galaxy Brasil and Galaxy Latin America.

     DISTV: The distribution of television signals by physical means (i.e., by Cable) to end users, generally limited to signals without interference by a DISTV operator with the signal content.

     DLA: DIRECTV Latin America, Inc. a California corporation wholly-owned by Hughes Communications that holds a 77.8% equity interest in GLA.

     ESPN: ESPN, Inc., in which ABC has an 80% equity interest and Hearst has a 20% equity interest.

     ESPN Brasil: Programming provided by ESPN Brasil Ltda, an indirect subsidiary of ESPN.

     Event Put: A triggering event under the Stockholders Agreement pursuant to which each of the Stockholders (other than Abril) may, in certain circumstances, demand that Tevecap purchase all or a portion of its shares.

     Falcon International: Falcon International Communications (Bermuda L.P.), a subsidiary of Falcon International Communications, L.L.C., a Delaware limited liability company.

     Falcon Time Put: A provision of the Stockholders Agreement pursuant to which Falcon International may, in certain circumstances, demand that Tevecap purchase all or a portion of the shares held by Falcon International.

     Fiber-optic cable: Cable made of glass fibers through which signals are transmitted as pulses of light. Fiber-optic cable has the capacity for a large number of channels.

     Financial Statements: The audited financial statements of Tevecap and its subsidiaries and the notes thereto included herein.

     Fox: Twentieth Century Fox Television International.

     Galaxy Brasil: Galaxy Brasil S.A., a wholly-owned subsidiary of Tevecap that was sold to Galaxy Latin America in July 1999.

     Galaxy Latin America: Galaxy Latin America, LLC, a Delaware limited liability company the members of which are DLA, which holds a 77.8% equity interest and Darlene Investments, which holds a 22.2% equity interest.

     Globo: Globo Par and TV Globo, the owners of a number of Brazil's over the air channels.

     Globo Cabo: Globo Cabo S.A., a Cable service provider in Brazil.

     Globo Par: Globo Comunicacoes e Participacoes Ltda.

     Guarantors: TVA Sistema de Televisao S.A., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda.,TVA Distribuidora S.A., TVA Programadora Ltda., TVA Network Ltda. and TVAPAR S.A.

     HABC II: Hearst/ABC Video Services II, a Delaware general partnership jointly owned by Hearst and ABC, which partnership holds a 15.3% equity interest in Tevecap.

     HBO Brasil: Programming provided by HBO Brasil Partners.

     HBO Brasil Ltda: A Brazilian limitada, wholly owned by HBO Partners, that distributes HBO programming in Brazil.

     HBO Brasil Partners: HBO Brasil Partners Ltd., a joint venture between TVA, which holds a 24% equity interest, and HBO Ole Partners, which holds a 76% equity interest.

     HBO Ole Partners: A partnership among Time Warner Entertainment Company, L.P., SPE Latin American Acquisition Corporation, Ole Communications, Inc. and BVI Television Investments, Inc.

     Headend: A collection of hardware, typically including satellite receivers, modulators, amplifiers and videocassette playback machines. Signals, when processed, are then combined for distribution within the Cable network.

     Hearst: The Hearst Corporation.

     Hearst/ABC Parties: HABC II and CPL.

     Hearst/ABC Programming Agreement: Programming Agreement, dated December 6, 1995, among Tevecap, Hearst and ABC.

     Homes Passed: Homes that can be connected to a Cable distribution system without further extension of the distribution network.

     Hughes Communications: Hughes Communications, Inc.

     Hughes Electronics: Hughes Electronics Corporation.

     IBGE: Instituto Brasileiro de Geografia e Estatistica.

     Indenture: The Indenture, dated as of November 26, 1996 and as amended and supplemented from time to time, among Tevecap, the Guarantors, Chase Manhattan Bank, as trustee, and Chase Trust Bank, as principal paying agent in connection with the Senior Notes.

     Independent Operators: Independent pay television system operators to which TVA sells programming.

     Interactive services: Services commonly referred to as pay-on-demand, shop-at-home, video games, ATM services, or such other interactive services as video phone and telephony which can be more easily provided with the development of high-capacity hybrid fiber optic/coaxial distribution networks.

     Irmaos Reis: Distribuidora Irmaos Reis S.A., a Brazilian corporation in which Abril holds a 30.5% equity interest.

     Ku-Band: A satellite transmission system which provides a signal over the "ku" bandwidth.

     MGM: Metro Goldwyn Mayer, Inc.

     MMDS (Multi-channel multi-point distribution system): A one-way radio transmission of television channels over microwave frequencies from a fixed station transmitting to multiple receiving facilities located at fixed points.

     MMDS license: A license that is granted by the applicable governing body pursuant to its authority under the communications laws of a particular country for the purpose of providing MMDS services for a specific franchise/license area.

     MTV Brasil: MTV Brasil Ltda., a Brazilian limitada in which Abril holds a 50% equity interest and Viasem Brasil Holdings Ltda. (an indirect subsidiary of Viacom International) holds the remaining 50% equity interest.

     Multicanal: Multicanal Participacoes S.A., a Cable service provider in Brazil.

     Net Brasil: Net Brasil S.A., a Cable and MMDS service provider in Brazil.

     Net Sat: Net Sat Servicos Ltda., in which Globo Par has a controlling interest and whose other equity holders include News Corporation, a subsidiary of The News Corporation Limited.

     News Corporation: News Corporation plc.

     Operating Ventures: Canbras TVA and TV Filme, two of TVA's minority-owned ventures.

     Owned Systems: TVA Sistema and TVA Sul.

     Pay-per-view: Payment made for individual programs rather than a monthly subscription for a whole channel or group of channels. Pay-per-view channels currently provide certain popular sporting events or major motion pictures for which customers may be prepared to make a special payment.

     Penetration rate: The measurement of the take-up of Cable services. The penetration rate as of a given date is calculated by dividing the number of subscribers connected to a system on such date by the total number of homes passed in such system.

     Real Plan: A Brazilian Government stabilization program, announced in December 1993, aimed at curtailing inflation and building a foundation for sustained economic growth.

     Regulatory Put: A provision in the Stockholders Agreement pursuant to which an Event Put is triggered if the amount of capital stock held by a Stockholder (other than Abril) exceeds the amount allowed under an appropriate legal restriction.

     Revenue per subscriber: Total revenue derived from a subscriber television system divided by the average number of subscribers for that period.

     SAP: Second Audio Programming, which provides the option of audio in a second language for the programming on channels for which it is offered.

     SBT: TVSBT--Canal 4 de Sao Paulo S.A., a Brazilian national off-air channel.

     Securities Act: United States Securities Act of 1933, as amended.

     Senior Notes: Tevecap's 250,000,000 12 5/8% Senior Notes due 2004 issued on November 26, 1996.

     Smart Card: Encoded card placed in a decoder used for Ku-Band service. The Smart Card is used to regulate access to Ku-Band services.

     Sony: Sony Pictures Entertainment, Inc.

     Stockholders: HABC II, CPL, Robert Civita, Abril, the Chase Parties and Falcon International.

     Stockholders Agreement: Stockholders Agreement, dated December 6, 1995, among the Stockholders.

     Subsidiary Guarantees: Guarantees executed or assumed by each of the Guarantors.

     Telecommunications Code: The Brazilian Telecommunications Code of 1962, as amended.

     Telephony: The provision of telephone service.

     Tevecap: Tevecap S.A.

     Time Warner: Time Warner Entertainment Company, L.P.

     TV Cabo Santa Branca: TV Cabo Santa Branca Comercio Ltda., a Brazilian limitada, in which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

     TV Filme: TV Filme, Inc., a Delaware corporation in which, as of December 31, 1999, Tevecap held a 14.7% equity interest, Warburg, Pincus Investors, L.P. held a 38.8% equity interest, members of the Lins family held a 16.2% equity interest, public stockholders held a 28.15% equity interest and certain individuals held the remaining 2.15% equity interest. Upon the implementation of a restructuring agreement with creditors, Tevecap's equity interest in TV Filme is expected to be reduced to less that 1%.

     TV Filme Service Area: Brasilia, Belem and Goiania.

     TV Globo: A provider of off-air programming in Brazil and an affiliate of Globo.

     TV Homes: The number of households in a given area possessing at least one television set.

     TV Show Time: Televisao Show Time Ltda., a Brazilian limitada in which the estate of Matias Machline and an associate currently hold a 53% equity interest and in which the remaining 47% is currently held by various Abril shareholders.

     TVA: Tevecap S.A. and its consolidated subsidiaries and affiliates.

     TVA Banda C: TVA Banda C Ltda., a Brazilian limitada in which TVA held a 100% equity interest prior to the sale of TVA Banda C to Galaxy Latin America in July 1999.

     TVA Brasil: TVA Brasil Radioenlaces S.A., a Brazilian limitada in which the estate of Matias Machline currently holds a 50% equity interest and in which the remaining 50% is currently held by various Abril shareholders.

     TVA Sistema: TVA Sistema de Televisao S.A., a Brazilian corporation in which Tevecap holds a 98% equity interest Robert Civita, a Brazilian national, holds a 2% equity interest.

     TVA Sul: The operations of TVA Sul Parana Ltda., a Brazilian limitada in which TVA holds an 86% equity interest and Abril holds the remaining 14% equity interest, and CCS-Camboriu Cable System de Telecomunicacoes Ltda., a Brazilian limitada in which TVA Sul Parana holds a 60% equity interest and Construtora ENE ESSE Ltda. holds the remaining 40% equity interest.

     UHF: Broadcast of a television signal at an ultra-high frequency over a given geographical area.

     VCR: Video cassette recorders.

     Viacom International: Viacom International (Netherlands B.V.).