Form 20-F
period 2001-12-31
TVAPAR SA; CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTD; TVA PARANA LTD; COMMERCIAL CABLE TV SAO PAULO LTD; TVA COMMUNICATIONS LTD; TVA SISTEMA DE TELEVISAO S A; TEVECAP S A; TVA PROGRAMADORA LTDA
filed 2002-07-15
CIK 1086634, 1034038, 1034036, 1034035, 1034032, 1034031, 1034029, 1061172

As Filed with the Securities and Exchange Commission on July 15, 2002.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                    Form 20-F
                                 --------------

       |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

          |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                     Commission file number _______________

                             ----------------------

                                  Tevecap S.A.
             (Exact name of Registrant as specified in its charter)

       TEVECAP INC.                            THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant's                    (Jurisdiction of incorporation
    name into English)                                  or organization)

                      Av. das Nacoes Unidas, 7221 - 7 andar
                              Sao Paulo, SP Brazil
                                    05425-902
                          (Telephone: 55-11-3037-4690)
          (Address and telephone number of principal executive offices)

                              --------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

      12-5/8% Senior Notes due 2004 of Tevecap S.A. and guarantees thereof by each of TVA Sistema de Televisao S.A., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Programadora Ltda. and TVAPAR S.A.

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                            485,220,440 Common Shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                 YES _X_ NO ___

      Indicate by check mark which financial statements item the registrant has elected to follow:

                             ITEM 17 ___ ITEM 18 _X_

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.................1

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE...............................1

ITEM 3.  KEY INFORMATION.......................................................1

ITEM 4.  INFORMATION ON THE COMPANY...........................................11

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................27

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................40

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................45

ITEM 8.  FINANCIAL INFORMATION................................................48

ITEM 9.  THE OFFER AND LISTING................................................49

ITEM 10.ADDITIONAL INFORMATION................................................49

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............56

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES..................57

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.......................57

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
        USE OF PROCEEDS.......................................................57

ITEM 15.[RESERVED]............................................................57

ITEM 16.[RESERVED]............................................................57

ITEM 17.FINANCIAL STATEMENTS..................................................57

ITEM 18.FINANCIAL STATEMENTS..................................................58

ITEM 19.EXHIBITS..............................................................58


GLOSSARY

Presentation of Certain Information

      This Annual Report on Form 20-F for the year ended December 31, 2001 is referred to herein as the "Annual Report."

      Tevecap S.A. ("Tevecap" and, together with its subsidiaries, "TVA" or the "Company") is a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil. The accounts of the Company, which are maintained in Brazilian reais, were prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP") and translated into United States dollars on the basis set forth in Note 2.3 of the consolidated financial statements of Tevecap and its subsidiaries (the "Tevecap Financial Statements" and, together with the financial statements of TVA Sistema de Televisao S.A., CCS Camboriu Cable System de Telecomunicacoes Ltda. and TVA Sul Parana Ltda. included in Item 19 of this Annual Report, the "Financial Statements"). Certain amounts stated herein in U.S. dollars (other than as set forth in the Financial Statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2001 of R$2.3204 = U.S.$1.00. Such translations should not be construed as a representation that reais could have been converted at such rate on such date or at any other date. See Item 3, "Key Information--Selected Financial Data--Exchange Rates."

      Capitalized terms used in this Annual Report are defined, unless the context otherwise requires, in the Glossary attached hereto. All references in this Annual Report to (i) "U.S. Dollars," "dollars," "$" or "U.S.$" are to United States dollars and (ii) "reais," "real" or "R$" are to Brazilian reais.

      Unless otherwise specified, data regarding population or homes in a licensed area are projections based on 1996 population census figures compiled by the Instituto Brasileiro de Geografia e Estatistica ("IBGE") and the Company's knowledge of its markets. There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 1996 census. Unless otherwise indicated, references to the number of the Company's subscribers are based on Company data as of December 31, 2001. Data concerning total MMDS and Cable subscribers and penetration rates represent estimates made by the Company based on the data of Pay TV Survey, Associacao Brasileira de Telecomunicacoes por Assinatura (ABTA), Kagan World Media, Inc., IBGE data, the Company's knowledge of its pay television systems and those of the Operating Ventures, and public statements of other Brazilian pay television providers. Although the Company believes such estimates are reasonable, no assurance can be made as to their accuracy. The term DIRECTV(R) ("DIRECTV") is a registered trademark of Hughes Electronics Corporation and refers to the Ku-Band service provided by Galaxy Brasil in conjunction with Galaxy Latin America.

Forward-Looking Statements

      This Annual Report contains statements which are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding the intent, belief or current expectations of the Company or its officers. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

A. Directors and Senior Management.

      Not applicable.

B. Advisers

      Not applicable.

C. Auditors

      On June 1, 2002, the partners and employees of Arthur Andersen S/C in Brazil, the former auditors of the Company, joined Deloitte Touche Tohmatsu in Brazil. The audit reports for the Financial Statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001, included in this Annual Report, were issued by Deloitte Touche Tohmatsu.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

      Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

      The selected financial data as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 have been derived from, and should be read in conjunction with, the Tevecap Financial Statements included in this Annual Report. The selected financial data as of December 31, 1999, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 have been derived from audited financial statements of the Company that are not included elsewhere in this Annual Report.

      In July 1999 the Company consummated the sale of the DBS Systems and certain assets related thereto. These operations have been classified as "Discontinued Operations" as of and for the periods discussed herein. See Item 4, "Information on the Company--History and Development of the Company."

      As required by Brazilian law, and in accordance with local accounting practices, the financial records of Tevecap and its subsidiaries are maintained in the applicable Brazilian currency (the real). However, the Financial Statements are presented in U.S. dollars in accordance with U.S. GAAP. In order to prepare the Financial Statements, the Company's accounts have been translated from the applicable Brazilian currency, on the basis described in Note 2.3 to the Tevecap Financial Statements included in this Annual Report. Because of the differences between the evolution of the rates of inflation in Brazil and the changes in the rates of devaluation, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis.

                        SELECTED FINANCIAL AND OTHER DATA

                                                                             Year Ended December 31,
                                                        2001           2000           1999           1998           1997
                                                      ---------      ---------      ---------      ---------      ---------
                                                                             (Dollars in Thousands)
Consolidated Statement of Operation:
Gross revenues
     Monthly subscriptions                            $  88,246      $  97,134      $  94,055      $ 136,278      $ 142,700
     Installation                                           270            968          1,900          2,886         12,941
     Indirect programming (a)                                              357          3,722         19,580         22,810
     Advertising                                          1,005          2,503          1,597          3,544          4,947
     Additional services and others (b)                  16,413         20,049         14,924         14,893         13,649
Total gross revenue                                     105,934        121,011        116,198        177,181        197,047
                                                      ---------      ---------      ---------      ---------      ---------
     Direct operating expenses (d)                       51,296         55,402         45,638         93,356        103,216
     Taxes on revenues                                   15,636         13,145         12,782         12,533         13,315
     Selling, general and administrative expenses        29,448         33,483         25,590         56,517         64,844
     Depreciation and amortization                       34,364         43,290         56,879         48,107         35,461
     Other operating expense (income), net                1,762         (2,611)        19,012          1,940          3,944
                                                      ---------      ---------      ---------      ---------      ---------
Total operating expenses                                132,506        142,709        159,901        212,453        220,780
                                                      ---------      ---------      ---------      ---------      ---------
Operating loss from continuing operations               (26,572)       (21,698)       (43,703)       (35,272)       (23,733)
     Interest expense                                    37,849         45,069         22,254         51,665         44,541
     Other nonoperating expenses (income), net
(e)                                                       9,021        (38,433)         7,024         (3,806)       (15,146)
     Income tax expense                                      --          2,517            106             24             --
     Equity in losses of affiliates, net (f)              2,375          2,004          5,238         12,139          6,851
     Income (loss) from discontinued operations              --             --         94,344        (52,773)       (21,438)
     Extraordinary item - gain on debt repurchase            --             --         53,857             --             --
                                                      ---------      ---------      ---------      ---------      ---------
Net income (loss)                                       (75,817)       (32,855)        69,876       (148,067)       (81,417)
                                                      =========      =========      =========      =========      =========

                                                                                 Year Ended December 31,
                                                           2001            2000            1999            1998            1997
                                                       ------------    ------------    ------------    ------------    ------------
                                                                 (Dollars in Thousands, Except Selected Operating Data)

Other data:
EBITDA-Continuing operations (g)                              9,554          18,981          32,188          14,775          15,672
EBITDA-Discontinued operations (g)                               --              --              --          16,968          19,458
                                                       ------------    ------------    ------------    ------------    ------------
EBITDA (g)                                                    9,554          18,981          32,188          31,743          35,130
Purchase of fixed assets - Continuing operations             30,639          26,716          25,927          81,392         118,909
Purchase of fixed assets - Discontinued operations               --              --              --          61,967         128,958
                                                       ------------    ------------    ------------    ------------    ------------
Purchase of fixed assets                                     30,639          26,716          25,927         143,359         247,867
Ratio of earnings to fixed charges(i)                            --              --              --              --              --
Cash Flow Data:
Net cash provided by (used in) operating
activities (h)                                               11,612           2,954         (18,435)          2,675         (30,134)
Net cash provided by (used in) investing activities           3,906           6,030         152,006        (162,556)       (224,903)
Net cash (used in) provided by financing activities         (33,739)         (2,746)       (133,022)        160,289         151,287
Selected Operating Data:
Continuing operations
Number of Subscribers to Owned Systems (j)                  359,282         345,823         309,663         315,813         335,174
Average monthly revenue per Subscriber (k)                   $24.56          $28.08          $30.37          $43.15          $42.57
Discontinued operations
Number of Subscribers to Owned Systems (j)                       --              --              --         296,847         211,209
Average monthly revenue per Subscriber (k)                       --              --              --          $43.15          $37.18

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents                                       634           1,609           1,946           1,397             989
Property, plant and equipment, net                          149,594         182,511         211,729         298,004         266,518
Total assets                                                198,834         279,357         289,948         447,927         442,011
Loans payable to related companies                            6,729         141,122         137,168          88,740          54,321
Long-term liabilities                                        89,255         230,765         225,743         359,543         335,882
Equity (deficit) in discontinued operations                      --              --              --         (21,858)         13,904
Redeemable common stock                                     115,252         151,260         178,002         178,002         189,034
Common Stock                                                371,026         242,342         242,342         242,342         142,495
Total shareholders' deficit                                 (54,764)       (162,049)       (154,381)       (224,257)       (187,069)

Notes to Selected Financial and Other Data

(a) Represents revenues received by the Company for selling programming to the Independent Operators.

(b)   Includes Advertising and Other revenues.

(c) Represents various non-income based taxes paid on certain of the Company's gross revenue items with rates ranging from 3.65% to 15.15%.

(d) Represents costs directly related to Monthly subscriptions, and a portion of installation, indirect programming and Additional services and others.

(e) Includes interest income, Foreign currency translation loss, Foreign currency transaction loss, Other nonoperating (expenses) income, net, and Minority interest.

(f) Represents the Company's pro rata share of the Net loss or income of its equity investments.

(g) EBITDA represents the sum of (i) net loss, plus, without duplication (ii) income tax expense, (iii) interest expense (income), net, (iv) other nonoperating (expenses) income, net (v) depreciation, amortization and all other non-cash charges, less (vi) non-cash items increasing net income
      (loss) with the exception of amortized deferred sign-on and hook-up fee revenue, in each case determined in accordance with GAAP. The term "EBITDA-Discontinued operations" refers to the operations of Galaxy Brasil and TVA Banda C. The term "EBITDA- Continuing operations" refers to the Company's remaining operations subsequent to the disposition of Galaxy Brasil and TVA Banda C. See "Item 4--Information on the Company--History and Development of the Company."

(h) Cash provided by (used in) operating activities (hereinafter referred to as cash flows from operating activities) has been determined in accordance with GAAP while EBITDA has been calculated in accordance with the definition in footnote (g). In accordance with GAAP, cash flows from operating activities generally reflect the cash effects of transactions and other events that enter into the determination of net income. The principal difference between EBITDA and cash flows from operating activities arise as a result of the treatment of the changes in the balances of operating assets and liabilities from the beginning to the end of a reporting period. That is, in accordance with GAAP, such changes are components of cash flows from operating activities while there is no similar adjustment in the calculation of EBITDA. EBITDA, as adjusted, has been presented as it is a financial measure commonly used in the Company's industry. As such, management of the Company believes EBITDA, as adjusted, is a relevant indicator in measuring the financial condition of the Company in relation to other companies in its industry. EBITDA should not be considered as an alternative to cash provided by (used in) operating activities, as an indicator of operating performance or as a measure of liquidity.

(i) For the five years ended December 31, 2001, earnings were insufficient to cover fixed charges by $35,877, $13,727, $42,833, $32,828 and $38,269, respectively. In calculating the Ratio of earnings to fixed charges, earnings represents Net loss before minority interest, Equity in (losses) income of affiliates, less fixed charges. Fixed charges consist of the sum of interest expense paid or accrued on indebtedness of the Company and its subsidiaries and affiliates and one third of operating rental expenses (such amount having been deemed by the Company to represent the interest portion of such payments).

(j) Represents the number of Owned Systems' subscribers as of the last day of each period.

(k) Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.


Exchange Rates

      There are two legal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad, such as a repurchase by the Company of the Senior Notes. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The "Commercial Market Rate" is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank. The "Floating Market Rate" generally applies to transactions to which the Commercial Market Rate does not apply. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

      Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank. After the implementation of the Real Plan, the Central Bank initially allowed the real to float with minimal intervention. On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a trading band (faixa de flutuacao) in which the exchange rate between the real and the U.S. dollar would fluctuate. From 1995 through 1998, the Central Bank periodically adjusted the trading band upward.

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

      On January 25, 1999, in the wake of the devaluation and the adoption of a floating exchange regime, the National Monetary Council adopted Resolution No. 2588, effective as of February 1, 1999. Pursuant to such resolution, banks that are authorized to operate in the Commercial Market are required to unify their positions in the two different markets. These markets are now differentiated solely for regulatory purposes. As a result of Resolution No. 2588, since February 1, 1999 the Commercial Market rate and the Floating Market rate have offered identical pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. Certain specific foreign exchange transactions are carried out through the Commercial Market and registered with the Central Bank through its electronic systems. Such registration allows the remittance of funds abroad through the Commercial Market.

      The following table provides the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated.

                                      Exchange Rates of reais per U.S. $1.00
                                 -----------------------------------------------
                                 Low         High        Average(1)   Period End
   Year Ended:

   December 31, 1997..........   1.039500    1.116400    1.079058     1.116400
   December 31, 1998..........   1.116500    1.208700    1.162110     1.208700
   December 31, 1999..........   1.207800    2.164700    1.816200     1.789000
   December 31, 2000..........   1.723400    1.984700    1.830200     1.955400
   December 31, 2001..........   1.935700    2.800700    2.350600     2.320400

   Month Ended:

   January 31, 2002...........   2.293200    2.438400    2.377900     2.418300
   February 28, 2002..........   2.348200    2.619100    2.419600     2.348200
   March 31, 2002.............   2.323600    2.406000    2.346600     2.323600
   April 30, 2002.............   2.270900    2.368900    2.320400     2.362500
   May 31, 2002...............   2.362500    2.529600    2.480300     2.522000
   June 30, 2002..............   2.522000    2.859300    2.714000     2.844400

----------
(1) Calculated as the average of the month-end exchange rates during the relevant period.

Source: Central Bank of Brazil.

      On July 9, 2002, the Commercial Market rate (sell) as reported by the Central Bank was R$2.8540 per U.S.$1.00.

      For a description of certain applicable exchange controls, see Item 10, "Additional Information--Exchange Controls." See also Item 3, "Key Information--Risk Factors--Factors Relating to Brazil."

B. Capitalization and Indebtedness

      Not applicable.

C. Reasons for the Offer and Use of Proceeds.

      Not applicable.

D. Risk Factors

      Before making any investment decision, investors should carefully read this entire Annual Report and should consider carefully, in light of their own financial circumstances and investment objectives, all the information set forth herein and, in particular, certain matters with respect to debt securities issued by Brazilian companies, including, without limitation, those set forth below.

Factors Relating to the Company

      The Company has incurred substantial operating losses.

      Since its inception in 1989, the Company has been developing its businesses and continues to sustain substantial operating losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred by the Company have been funded principally by capital contributions from shareholders, borrowings under shareholder loans, dispositions of non-strategic assets, bank loans and other borrowings made from time to time.

      Management of the Company has undertaken efforts to generate the cash flow necessary to meet the Company's cost structure, including the sale of non-strategic assets, the reduction of indebtedness and internal cost-cutting measures. Although the Company has generated positive cash flow from operating activities in recent years, Management cannot assure that the Company will achieve or sustain operating profitability in the near future. The failure of the Company to achieve and maintain operating profitability on a timely basis could impair its ability to make payments under the Senior Notes.

      The Company operates in a competitive pay television industry.

      The pay television industry in Brazil is, and is expected to continue to be, highly competitive. The Company competes with providers of pay television services utilizing Cable, MMDS and DBS technology delivery systems and any new delivery systems which may be introduced, as well as existing off-air broadcast television networks, movie theaters, video rental stores, internet service providers and other entertainment and leisure activities generally.

      The success of the Company's operating strategies is subject to factors that are beyond the control of the Company and difficult to predict due, in part, to the limited history of pay television services in Brazil. Consequently, the size of the Brazilian market for pay television, the rates of penetration of that market, the acceptance of pay television by subscribers and commercial advertisers, the sensitivity of potential subscribers to the price of installation and subscription fees and the extent and nature of the competitive environment in the Brazilian pay television industry are uncertain.

      The Company's activities are extensively regulated.

      Substantially all of the Company's business activities are regulated by the federal Agencia Nacional de Telecomunicacoes (Brazilian Telecommunications Agency, or "ANATEL"). Such regulation relates to, among other things, licensing, local access to Cable and MMDS systems, commercial advertising, and foreign investment in Cable and MMDS systems. Changes in the regulation of the Company's business activities, including decisions by regulators affecting the Company's operations (such as the granting or renewal of licenses or decisions as to the subscription rates the Company may charge its customers) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Company. ANATEL has the authority to grant Cable and MMDS licenses pursuant to public bidding processes. The Company is unable to predict what impact, if any, such public bidding will have on its ability to launch and operate new systems. Any new regulations could have a material adverse effect on the subscription television industry as a whole and on the Company in particular.

      The Company may require additional financing.

         If the Company fails to meet its projected operating results or its capital needs exceed its projected requirements, the Company may require substantial investment on a continuing basis to finance its corresponding capital expenditures. The Company may also require substantial additional capital for any new pay television license acquisitions or investments or acquisitions of entities holding such licenses, or for any investments in or acquisitions of other existing pay television operations in order to further expand the Company's operations. The amount and timing of the Company's future capital requirements will depend upon a number of factors, many of which are not within the Company's control, including subscriber growth and retention, programming costs, capital costs, marketing expenses, staffing levels, and competitive conditions. There can be no assurance that the Company's future cash requirements will not increase as a result of unexpected developments in the Brazilian pay television industry. Failure to obtain any required additional financing to meet these requirements could adversely affect the growth of the Company and, ultimately, could have a material adverse effect on the Company.

      The Company's debt obligations are subject to foreign exchange risk.

      A significant portion of the debt obligations (including the Senior Notes) of the Company are denominated in U.S. dollars, while the Company generates revenues only in Brazilian reais. The Company also incurs a significant portion of its equipment costs, and most of its programming costs, in U.S. dollars. Consequently, a significant devaluation of the real against the U.S. dollar can significantly affect the Company's ability to meet its obligations and fund its capital expenditures, and could adversely affect its results of operations. In addition, shifts in currency exchange rates may have a material adverse effect on the Company and may force the Company to seek additional capital, which may not be available to it. While the Company may consider entering into transactions to hedge the risk of exchange rate fluctuations, it may not be possible for the Company to obtain hedging arrangements on commercially satisfactory terms.

The Company's industry is subject to rapid changes in technology.

      The pay television industry as a whole is, and is likely to continue to be, subject to rapid and significant changes in technology. The Company is presently upgrading its Cable and MMDS systems and believes that, for the foreseeable future, existing and developing alternative technologies will not materially adversely affect the viability or competitiveness of its pay television business. However, there can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources in the development or implementation of new competitive technologies.

      The Company has limited assets and depends on its subsidiaries to repay indebtedness.

      Tevecap's operations are conducted through, and substantially all of Tevecap's assets are owned by, Tevecap's direct and indirect subsidiaries. The ability of Tevecap to meet its obligations in respect of its indebtedness, including the Senior Notes, will depend on, among other things, the future performance of such subsidiaries (including the Guarantors) and the ability of Tevecap to refinance such indebtedness at maturity (or upon early redemption or otherwise). In addition, the ability of Tevecap's subsidiaries to pay dividends and make other payments to Tevecap may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may become subject. In particular, Brazilian companies are allowed to distribute dividends only if, after a given fiscal year, its net profits exceed accumulated losses. In addition, the property and assets of certain of Tevecap's subsidiaries have had, or in the future may have, liens placed upon them pursuant to existing and future financings.

Factors Relating to Brazil

      The Brazilian government has often intervened in Brazil's economy.

      Over the past 15 years, the Brazilian Government has intervened on many occasions to change monetary, credit, tariff and other policies in order to influence the course of Brazil's economy. Examples of such interventions include:

      o     controlling wages and prices;

      o     freezing bank accounts;

      o     imposing capital controls; and

      o     inhibiting exports from Brazil.

      The Brazilian Government has in the recent past taken actions to slow or halt economic growth in order to control inflation and to reduce the budget deficits. It may take further similar actions in the future.

      On July 1, 1994 the Brazilian Government implemented an economic stabilization plan known as the Real Plan to reduce the size of Brazil's federal budget deficit, lower inflation and introduce a new, stable currency, the real. Through the Real Plan, the Government intended to reduce certain public expenditures, collect liabilities owed to the Government and increase tax revenues. Following implementation of the Real Plan, the rate of inflation in Brazil, as measured by the Indice Geral de Precos - Disponibilidade Interna (the general price index - internal availability or "IGP-DI") fell from 1,093.8% for 1994 to 1.71% for 1998. The IGP-DI increased to 19.98% in 1999 following the devaluation of the real in January 1999, decreased to 9.81% in 2000 and reached 10.40% in 2001. The Real Plan does not contain any wage or price controls. The Real Plan was adopted when President Fernando Henrique Cardoso was serving as Finance Minister. Since his election as the President, Mr. Cardoso's government has supported the Real Plan.

      In October 1998, President Cardoso was re-elected for an additional four year term, expiring in January 2003. Following re-election his government proposed a Fiscal Stability Program. The Program includes cuts in discretionary governmental spending, increases in government revenues and savings through social security reforms. Through this Program, the Government intends to stabilize the ratio of debt to gross domestic product ("GDP") and thus create a more favorable economic environment. Implementing certain measures under the Fiscal Stability Program has proved to be difficult due to the considerable legislative action required to do so. There can be no assurance that the Brazilian Government will be able to continue passing measures necessary to successfully implement the Real Plan.

      In October 2002, Brazilians will elect a new president. As of the date of this Annual Report, the front-running presidential candidate is Luiz Inacio Lula da Silva, a workers' party candidate that has in the past voiced opposition to market reforms and the repayment of Brazil's external debt. No assurance can be given that, if elected, Mr. da Silva will not implement policies that will negatively affect Brazil's markets and economy.

      Devaluations of the Brazilian real may negatively affect the financial results of the Company.

      The exchange rate between the real and the U.S. dollar, the relative rates of real devaluation and the prevailing rates of inflation have affected the Company's financial results and may continue to do so in the future.

      After its introduction on July 1, 1994, the real initially appreciated against the U.S. dollar, and concerns arose about the overvaluation of the real relative to the U.S. dollar. To address such concerns and to avoid a rapid devaluation of the real, in March 1995 the Brazilian Government established a trading band for the real against the U.S. dollar with a view to a gradual devaluation of the real. As a result of economic instability in Brazil in late 1998 and early 1999, the trading band was abandoned, resulting in a significant devaluation of the real against the U.S. dollar. Since January 1, 1999, the real/U.S. dollar exchange rate has ranged from a low of R$1.21 per U.S.$1.00 on January 4, 1999 to a high of R$2.80 per U.S.$1.00 on September 21, 2001. On December 31, 2001, the rate was R$1.96 per U.S.$1.00. There can be no assurance that the real will maintain its current value. It is uncertain whether the Brazilian Government will reimplement the trading band policy or any other type of currency exchange control mechanism. See "Additional Information - Exchange Controls."

      Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect the Company. In addition, a significant devaluation generally results in a curtailment of access to foreign financial markets for the Company and can lead to government intervention, including recessionary government policies.

      The purchase and sale of foreign currency in Brazil is subject to governmental control.

      The purchase and sale of foreign currency in Brazil is subject to governmental control. Since 1983, the Central Bank has centralized certain payments of principal on external obligations. The Central Bank also assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.

      It is uncertain whether in the future the Brazilian Government will institute a more restrictive exchange control policy. Such a policy could affect the ability of Brazilian debtors (including the Company) to make payments outside of Brazil to meet foreign currency obligations under foreign currency-denominated liabilities, including the Senior Notes. Many factors beyond the control of the Company may affect the likelihood of the Government's imposition of such restrictions at any time. Among such factors are:

      o     the extent of Brazil's foreign currency reserves;

      o the availability of sufficient foreign exchange on the date a payment is due;

      o the size of Brazil's debt service burden relative to the economy as a whole;

      o     Brazil's policy towards the International Monetary Fund; and

      o     political constraints to which Brazil may be subject.

      The Government has not imposed any restrictions on payments by Brazilian issuers in respect of securities issued in the international capital markets to date. However, it may choose to impose such restrictions in the future if necessary. See Item 10, "Additional Information - Exchange Controls."

      Brazil has experienced periods of extreme inflation.

      Until mid-1994 Brazil experienced extremely high rates of inflation. The inflation contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

      After the introduction of the Real Plan, the rate of inflation as measured by the IGP-DI fell steadily to 1.71% in 1998. Inflation increased to 19.98% in 1999 as a result of the devaluation of the real in January 1999, decreased to 9.81% for 2000 and reached 10.40% in 2001. It is uncertain whether future actions of the Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate those experienced since the introduction of the Real Plan or whether any increase in inflation will have a material adverse effect on the results of operations and financial condition of the Company.

      The availability of credit in the Brazilian market may be limited by external events.

      A number of developments or conditions have significantly affected the availability of credit in the Brazilian economy. External events have from time to time resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Such events include the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998, the currency instability that Brazil faced in 1999, and the ongoing recession in Argentina. To defend the real during such events and to control inflation, the Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit. It is uncertain whether these disruptions in the Brazilian economy will adversely affect the Company's financial condition or results of operations.

      Brazil must with comply with performance guidelines under an IMF financial package.

      As a result of economic uncertainty and significant outflows of capital in late 1998, the Brazilian Government concluded an agreement with the IMF in November 1998 on a U.S.$41.5 billion aid package. The first tranche of the package was disbursed in December 1998.

      The agreement reached between the IMF and the Government, contained in a Technical Memorandum of Understanding, sets out the guidelines and the targets (including fiscal, monetary and external borrowing limits) in respect of the Brazilian economy. The Memorandum of Understanding is subject to periodic review. In the event that the goals contained in the Memorandum of Understanding are not achieved, the IMF automatically suspends the next tranche due under the loan until a new set of guidelines has been agreed.

      As a result of continuing Brazilian economic uncertainty and the Government's decision to adopt a floating exchange rate regime in January 1999, the Government and the IMF negotiated a new set of guidelines prior to the release of the second tranche and formally reached an agreement in March 1999. The IMF reviewed and approved the Memorandum of Understanding for the first time on July 2, 1999. The guidelines of the Memorandum of Understanding were amended on December 2, 1999. Brazil has successfully completed the first series of reviews under the agreement. There is no assurance, however, that the Brazilian Government will be able to maintain this performance in the future. Failure to do so may lead to adverse effects on the Brazilian economy and on the Company's financial condition or results of operations.

      Brazil has experienced an energy crisis.

      Brazil has recently experienced a crisis in its electric energy sector. As a result, Brazilian industrial, commercial and residential customers in certain regions experienced energy rationing, which negatively affected economic growth for the country as a whole. The Company relies on electric energy to conduct its operations, including the transmission of broadcast signals throughout its MMDS and Cable systems and Internet services. Should it reoccur, future electricity rationing could adversely affect the principal activities of the Company because of shortages or price increases and, therefore, negatively impact the business, results of operations and financial condition of the Company.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

      TVA is a major pay television operator in Brazil and one of the country's primary pay television programming distributors. In 1989, TVA was the first to provide pay television services in Brazil. With more than 359,000 direct subscribers, TVA offers pay television services utilizing cable and MMDS distribution technologies. Through owned and affiliated pay television operators, TVA programming reaches more than 569,000 pay television households. TVA is a majority-owned subsidiary of Abril S.A. ("Abril"). TVA's other beneficial shareholders are Falcon International Communications (Bermuda) L.P. ("Falcon International"), The Hearst Corporation ("Hearst"), ABC, Inc. ("ABC") and JP Morgan Partners LLC ("JPM").

      TVA conducts its pay television operations through two owned operating systems: TVA Sistema de Televisao S.A. ("TVA Sistema") and TVA Sul Parana Ltda. ("TVA Sul") (together, the "Owned Systems"). Through the MMDS and Cable systems of the Owned Systems, TVA serves six cities with a combined population of approximately 31 million, including three of the seven largest cities in Brazil:
Sao Paulo (population of 10.4 million), Rio de Janeiro (population of 5.9 million) and Curitiba (population of 1.6 million). TVA also holds minority interests in each of Canbras TVA Cabo Ltda. and TV Cabo Santa Branca Comercio Ltda. (collectively, "Canbras TVA") and TV Filme, Inc. ("TV Filme" and, together with Canbras TVA, the "Operating Ventures"), which together provide pay television services to an additional 22 cities with a total population of 12.5 million.

      In addition, TVA provides high speed Internet services in the Sao Paulo and Rio de Janeiro metropolitan areas through TVA Sistema and Rede Ajato Ltda. ("Rede Ajato"), a wholly owned subsidiary. TVA Sistema's "Acesso" service offers high speed broadband internet access to pay television subscribers utilizing TVA's Cable and MMDS technologies. In addition, Rede Ajato's "Ajato" service, the first broadband high speed internet service provider created in Brazil, is a Portuguese language content and service portal offering multimedia, real video and music and video conferencing services, among others. TVA is actively pursuing alliances with content and e-commerce providers in order to provide a diverse and competitive portfolio of services through Ajato.

      Until July 1999, TVA, through Galaxy Brasil Ltda. ("Galaxy Brasil"), was the exclusive provider in Brazil of DIRECTV, a digital direct broadcast satellite Ku-Band service. Galaxy Brasil receives programming, scheduling and related services for DIRECTV from Galaxy Latin America, LLC ("GLA"), in which TVA held a 10% equity interest. The current owners of GLA are a unit of Hughes Electronics Corporation and a member of the Cisneros Group. Through local operating companies such as Galaxy Brasil, GLA provides DIRECTV service throughout much of Latin America and the Caribbean. TVA, through TVA Banda C Ltda. ("TVA Banda C"), also provided digital C-Band television service.

      In July 1999 TVA consummated the sale of Galaxy Brasil, TVA Banda C and certain assets related thereto, including its interest in GLA, to GLA and the members thereof (such sale, the "DBS Sale"). The net cash proceeds to TVA at the closing of the DBS Sale were approximately U.S.$177.6 million. The total consideration received by TVA was comprised of the net cash proceeds received at closing, a promissory note in the principal amount of U.S.$25.5 million (which was subsequently paid), the assumption of certain dollar and real-denominated indebtedness and the release of certain guarantees given by TVA and one of its subsidiaries in respect of certain obligations of Galaxy Brasil.

      After the consummation of the DBS Sale, TVA significantly lowered its total indebtedness, which decreased from U.S.$392.1 million as of December 31, 1998 to U.S.$223.9 million as of December 31, 2000. TVA also significantly reduced its indebtedness in 2001 through the capitalization of loans in the aggregate principal amount of $123,159 made to TVA under the Abril Credit Facility. As a result of these measures, TVA's indebtedness was reduced to U.S.$77.1 million as of December 31, 2001. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

      Since 1999 the Company has also concluded the sale of its interests in programming ventures in order to focus its activities primarily on the distribution of programming through Cable and MMDS systems. In November 1999, TVA concluded the sale of its 50% equity interest in ESPN Brasil, the provider of ESPN Brasil programming, to ESPN Brazil, Inc., which previously held the remaining 50% equity interest. ESPN Brazil, Inc. is indirectly held by ABC (80%) and

Hearst (20%). In July 2000, TVA concluded the sale of its 24.0% equity interest in HBO Brasil Partners, the provider of HBO Brasil programming, to the remaining holders of HBO Brasil Partners. Finally, in November 2000, the Company concluded the sale of its Eurochannel operations to Multithematiques, a European programming operator. In consideration for the sale of these programming-related assets, the Company received net proceeds of approximately $54.9 million.

      During the three years ended December 31, 2001, the Company incurred capital expenditures of approximately $83.3 million, primarily in connection with the purchase of reception equipment, converters for installation throughout its Cable and MMDS systems in Brazil, other equipment required to upgrade its Cable and MMDS networks and, most recently, the development of its internet operations. Management estimates that $15,404 and $10,971 of capital expenditures will be required in 2002 and 2003, respectively, principally in connection with the purchase of materials and equipment, Cable and MMDS network upgrades and the development of its internet operations.

      Tevecap S.A. was founded on June 28, 1991 as a corporation of unlimited duration under the laws of the Federative Republic of Brazil. Tevecap's registered office is located at Av. das Nacoes Unidas, 7221 - 7(0)andar, Sao Paulo, 05425-902 SP, Brazil (telephone: +55-11-3037-4690).

B. Business Overview

Business Strategy

      Management of the Company has determined that the concentration by the Company on its core Cable and MMDS businesses offers the Company the best opportunity to achieve long term profitability. In addition, the Company is taking advantage of technological developments to use its Cable and MMDS infrastructure to provide high speed data transmission, interactive services and other telecommunications services over its Cable and MMDS systems and to take advantage of possible deregulation and the growing demand for these services in Brazil. The Company is expanding its Cable systems with fiber optic and coaxial cable capable of being upgraded to provide such enhanced services, and, through Ajato and Acesso, has already begun providing high-speed internet services through its Cable network in the Sao Paulo and Rio de Janeiro metropolitan areas. The Company also continues to explore the development of digital compression of MMDS signals.

      In addition, the Company seeks to increase its penetration in existing markets by: (i) expanding the range of TVA's Cable systems by extending its fiber optic and coaxial cable network and by seeking pre-wiring arrangements with residential housing developers, (ii) improving the signal quality and coverage of TVA's MMDS systems by using signal repeater technology and (iii) maximizing penetration by offering tiered subscription options and developing programming packages to appeal to more households. TVA's programming, unlike that of its primary competitors, is provided through encoded signals and addressable converters, thereby permitting the creation of a variety of programming packages. Tiered programming packages allow subscribers a greater number of choices in terms of pricing and types of programming. The Company expects that these tiered programming packages will attract new subscribers, including members of the C class, as well as retain current subscribers, thereby reducing Churn.

Programming Distribution and Markets

      The following table sets forth information regarding the markets in which TVA operates pay television systems and distributes programming, as of December 31, 2001:

                                                                                                          Pay Television
                                                                                         Average Revenue    Programming
                           Service Launch       TV         Class ABC                      per Month per      Channels
                                Date         Homes(a)     TV Homes(a)     Subscribers      Subscriber         Offered
                           --------------    --------     -----------     -----------    ---------------  --------------

Owned Systems:
MMDS
TVA Sistema
     Sao Paulo........     September 1991     4,501,036    3,128,356          53,909         $22.82             28
     Rio de Janeiro...       March 1992       2,829,744    1,470,121          98,044          22.90             28
TVA Sul
     Curitiba.........       March 1992         547,953      345,208          10,474          19.57             15
Cable(b)
TVA Sistema
     Sao Paulo........      October 1994      2,823,337    2,017,078         150,309          25.01             57
TVA Sul
     Curitiba.........      January 1995        407,551      227,221          22,794          23.39             51
     Camboriu.........       June 1996           13,497        9,111           9,308          21.01             49
     Foz do Iguacu....       June 1996           55,244       30,663           8,237          17.03             51
     Florianopolis....     September 1996        81,047       55,750           6,207          22.01             49
Total MMDS and Cable
  Subscribers.........          --                   --           --         359,282                            --
Subscribers Awaiting
  Installation........          --                   --           --             307             --             --
Total
Subscribers-Owned
  Systems.............          --                   --           --         359,589             --             --
                                                                             =======
Households Receiving
  TVA Programming
Owned Systems.........          --                   --           --         359,589             --             --
                                                                             -------
Operating Ventures:
MMDS
TV Filme, Inc.
     Brasilia.........       July 1993          447,465      286,987          35,960          28.29
     Goiania..........     December 1994        272,255      147,786           9,010          22.83
     Belem............     December 1994        261,246      130,243          14,234          30.96
     Campina Grande...      August 1999          85,748       24,342           3,946          16.63
Cable
Canbras TVA & Parana
     Fourteen cities(c)      April 1996         767,054      527,254         147,256          20.40
                                                                             -------
Total-Operating                 --                   --           --         210,406             --             --
                                                                             =======

Total.................          --                   --           --         569,995             --             --
                                                                             =======

----------
(a)   This data is based on information provided by Pay TV Survey and IBGE.

(b) The Company's Cable Systems in Sao Paulo, Curitiba, Camboriu, Foz do Iguacu and Florianopolis had approximately 721,069, 201,615, 19,890, 18,060 and 29,822 Homes Passed, respectively, as of December 31, 2001.

(c) Canbras TVA serves ten cities in Sao Paulo State (Santo Andre, Sao Bernardo, Mogi das Cruzes, Santa Branca, Sao Vicente, Praia Grande, Santos, Cubatao, Guaruja and Bertioga), and four cities in Parana state (Cianorte, Guarapuava, Cascavel and Ponta Grossa).

Brazilian Pay Television Market

      Brazil is the largest television and video market in Latin America with an estimated 39.5 million TV Homes which, as of December 31, 2001, watched on average approximately 2.5 hours of television per day. Approximately 4.7 million television sets and 1.5 million VCR and DVD units were sold in Brazil during 2001. The pay television industry in Brazil began in 1989 with the commencement by TVA of UHF service in Sao Paulo. As of December 31, 2001, there were an estimated 3.6 million pay television subscribers, representing approximately 9.0% of Brazilian TV Homes. By comparison, as of December 31, 2001, 65% of TV Homes in Argentina, 16% of TV Homes in Mexico and 88% of TV Homes in the United States of America subscribed to pay television. Management believes that the number of pay television subscribers in Brazil will continue to grow as pay television reaches more households both through the expansion of existing and new MMDS and Cable systems and through development of nationwide Ku-Band transmission system.

Distribution Operating Systems

      TVA and the Operating Ventures distribute programming through Cable and MMDS distribution technologies. The availability of these two distribution technologies enables TVA to exploit the income and population characteristics, topography and competitive dynamics of each of its markets.

      MMDS

      TVA operates Brazil's largest MMDS network, and with the Operating Ventures, serves the country's major metropolitan areas. MMDS systems are typically easier to deploy and require relatively little capital investment for construction and maintenance as compared to Cable systems. Programming is transmitted by signals through the air from microwave transmitters to a small receiving antenna located at a subscriber's home or dwelling unit. At the subscriber's location, the microwave signals are converted to frequencies that can pass through a conventional coaxial cable into a decoder located near a television set. All of TVA's MMDS systems use addressable converters, which permit TVA to offer tiered pricing options that are expected to attract new customers, retain existing customers and reduce Churn. In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of up to 50 kilometers, depending on the technical capability of the operator. However, tall buildings and other tall structures may block reception of an MMDS signal. MMDS is being used in other emerging pay television markets such as Venezuela, Hong Kong and Mexico, where Cable has a strong incumbent position.

      TVA owns four MMDS licenses and operates MMDS systems in Sao Paulo, Rio de Janeiro and Curitiba, which have an aggregate population of approximately 17.9 million. TVA serves 162,427 MMDS subscribers in these three cities. TVA's MMDS systems offer between 15 and 28 channels of programming. TVA also holds interests in other MMDS licenses through TV Filme, an Operating Venture which operates MMDS systems in Brasilia, Goiania, Belem and Campina Grande and which had 63,150 MMDS subscribers as of December 31, 2001. TV Filme also has licenses to operate in eight other cities, including Belo Horizonte and Vitoria.

      In 2000 ANATEL authorized TVA to utilize, under TVA's MMDS licenses, the frequencies corresponding to the return channels of its MMDS systems. TVA presently uses these frequencies, which range from 2170 to 2182 MHz, to provide bi-directional broadband Internet services.

      Cable

      TVA has recently emphasized the strategic deployment of Cable service and currently operates Cable systems in Sao Paulo, Curitiba and three other cities in southern Brazil (Camboriu, Foz do Iguacu and Florianopolis). Cable service involves a broad band network employing radio frequency transmission through coaxial and/or fiber optic cable. Cable systems consist of four major parts: a headend, a distribution network, a subscriber network and a house terminal. The programming is collected from the headend, then processed and fed into the distribution path (trunk and distribution cable), which consists of coaxial and/or fiber optic cables. The signal is then fed into a subscriber network that is either located in an apartment building or a subscriber's home. Most of TVA's systems are constructed with either 750 MHz or 550 MHz bandwidth capacity, the latter of which is readily upgradeable to 750 MHz bandwidth capacity. TVA's systems in Curitiba, Camboriu and Foz do Iguacu are being upgraded to 750 MHz bandwidth capacity. TVA's system in Florianopolis is being constructed to 550 MHz bandwidth capacity. This technology enables TVA to provide interactive services, including internet service and, in the future, telecommunications. TVA recently launched its Ajato high-speed internet service through its Cable system to subscribers in Sao Paulo. In addition, TVA's Cable systems generally use addressable converters, which allow the provision of pay-per-view services and enable TVA to upgrade, downgrade or disconnect a subscriber's service from the headend on short notice.

      TVA, through TVA Sistema and TVA Sul, owns six Cable licenses and operates Cable systems in Sao Paulo, Curitiba (where TVA originally owned three licenses that were later merged into one license), Camboriu, Florianopolis and Foz do Iguacu, which have an aggregate population of approximately 12.7 million and 196,855 subscribers. As of December 31, 2001, TVA had deployed approximately 5,233 kilometers of its Cable network, including 1,289 kilometers of fiber optic cable, consisting of a 1,154 kilometer fiber optic loop in Sao Paulo and a 135 kilometer fiber optic network serving Curitiba, Camboriu, and Foz do Iguacu. TVA is also upgrading or constructing the Cable systems in Curitiba, Camboriu, Foz do Iguacu and Florianopolis. As a result of this build-out, as of December 31, 2001, TVA Cable systems passed 721,069 homes in Sao Paulo, 201,615 homes in Curitiba and a total of 990,456 homes throughout all of TVA's Cable systems. As of December 31, 2001, Canbras TVA, an Operating Venture 36% owned by TVA, had an existing Cable network of 2,838 kilometers, with 549,898 Homes Passed and 147,256 subscribers. Canbras TVA is constructing Cable networks in ten cities in the greater Sao Paulo area and four cities in the state of Parana with a combined population of over 3.1 million. TVA and Canbras TVA currently offer between 48 and 57 analog channels of programming (including off-air channels) on their Cable systems, depending on the market, and have the capability of offering up to 77 analog channels using up to 550 MHz and 110 analog channels using up to 750 MHz. During the twelve months ended December 31, 2001, TVA and Canbras TVA averaged approximately 1,571 and 1,495 net new Cable subscribers per month, respectively.

      Internet

      TVA, through TVA Sistema and Rede Ajato, provides high speed Internet services in the Sao Paulo and Rio de Janeiro metropolitan areas. TVA Sistema's "Acesso" service offers high speed broadband Internet access to pay television subscribers utilizing TVA's Cable network. TVA provides bi-directional Internet services through both its Cable and MMDS systems.

      TVA's "Ajato" service, provided through Rede Ajato, was the first broadband high speed Internet service provider created in Brazil. Ajato is a Portuguese language content and service portal offering multimedia, real video and music and video conferencing services, among others. TVA is actively pursuing alliances with content and e-commerce providers in order to provide a diverse and competitive portfolio of services through Ajato.

      As a result of certain regulatory requirements, TVA has entered into agreements with other major Internet access providers (including Virtua, a Globo affiliate, and Speedy, a Telefonica affiliate) and Internet service providers (including Globo.com, a Globo affiliate, and Terra, a Telefonica affiliate) pursuant to which Ajato's services are offered through these access providers and the services of these service providers are offered through Acesso.

      As of December 31, 2001, Ajato and Acesso had 10,283 and 9,657 subscribers (including backlog), respectively. Ajato and Acesso subscribers currently pay a monthly subscription fee of R$36 and R$33, respectively, for unlimited internet service.

The Owned Systems

      TVA Sistema and TVA Sul operate TVA's MMDS and Cable businesses. TVA Sistema operates TVA's MMDS operations in Sao Paulo and Rio de Janeiro and Cable operations in Sao Paulo. TVA Sistema also operates the business of Acesso, TVA's Internet access provider. TVA Sul operates TVA's MMDS operations in Curitiba and Cable operations in Curitiba, Camboriu, Foz do Iguacu and Florianopolis.

      TVA holds a 100% equity interest in TVA Sistema and in TVA Sul. TVA Sul, in turn, holds a 60% equity interest in CCS-Camboriu Cable System
Telecomunicacoes Ltda. ("CCS Camboriu"), the operating company for TVA Sul's services in Camboriu, and an unaffiliated third party holds the remaining 40%.

The Operating Ventures

      The Operating Ventures operate Cable (Canbras TVA) and MMDS (TV Filme) systems. TVA holds a 36% equity interest (and 51% of the total voting capital) in each of the Canbras TVA companies (Canbras TVA Cabo, TV Cabo Santa Branca and Canbras Parana). Canbras Participacoes Ltda., a Brazilian company ("Canbras-Par") holds the remaining interests in Canbras TVA. Canbras-Par is an affiliate of Canbras Holdings Ltd. and Canbras Communications Corp., a publicly-traded Canadian company, which are affiliates of Bell Canada International, Inc., an affiliate of BCE Inc., Canada's largest telecommunications group. The Association Agreement, dated June 14, 1995, among TVA, TVA Sistema, the Canbras TVA companies, Canbras and Canbras Participacoes Ltda. (the "Canbras Association Agreement") provides for each of the Canbras TVA companies to be governed by a management committee of three members, one of which TVA has the right to designate. In addition, TVA has agreed to supply to Canbras TVA all programming regularly supplied to the Owned Systems at "most favored prices" and other terms at which programming is provided to the Owned Systems or to third parties in arm's-length transactions. TVA agreed to grant to Canbras-Par a "right of first refusal" to participate in Cable licenses that TVA may obtain, directly or indirectly, and Canbras-Par granted to TVA a similar "right of first refusal" to participate in Cable licenses acquired by Canbras-Par. The term of the Canbras Association Agreement is for so long as Canbras-Par or its assignee owns shares "in companies which have the objective of engaging in the cable TV business." The Canbras Association Agreement does not specify the terms and conditions on which any co-investments in Cable licenses are to be made, and such terms and conditions have been negotiated in good faith, on a case-by-case basis, in connection with any future cable license investments.

      Prior to July 2000, TVA held a 14.7% equity interest in TV Filme. The remaining interests were held by Warburg, Pincus Investors, L.P., which held a 38.8% equity interest; members of the Lins family, Brazilian nationals, who held a 16.2% equity interest; public shareholders, who held a 28.15% equity interest; and certain individuals with a combined 2.15% equity interest (on July 29, 1996, TV Filme completed a public offering of 2.5 million shares of its common stock in the United States at an initial price of U.S.$10.00 per share). In August 1999, TV Filme entered into an agreement with a committee representing a majority of the holders of TV Filme's 12.875% Notes due 2004 pursuant to which these noteholders would receive (i) a U.S.$25 million cash payment, (ii) U.S.$35 million in new five-year 12% secured notes and (iii) 80% of the new common shares of the reorganized company. This agreement received court approval under Charter 11 of the U.S. bankruptcy code in April 2000 and was implemented in July 2000, following approval from ANATEL and the Central Bank of Brazil. Following implementation of the reorganization plan, TVA's equity interest in TV Filme was reduced to approximately 0.7%.

Programming

      TVA, through its MMDS and Cable systems, currently provides a programming package consisting of 15 to 57 television channels. TVA programming emphasizes sports, movies, children's programming and news with a secondary emphasis on general entertainment.

      With respect to MMDS and Cable service in TVA's markets, TVA is currently the sole provider of HBO Brasil, HBO Brasil 2, Cinemax, Cinemax Prime, Disney Channel Brasil, E! Entertainment Television, Mundo, BandNews, Eurochannel, Film and Arts, Locomotion, NHK and ART.

      In addition, TVA has entered into a number of programming agreements with other international programming providers. For example, TVA has entered into agreements with Turner Broadcasting Systems Latin America Inc. (Cartoon Network, TNT, CNN International, CNN Espanol), Fox Latin American Channel Inc. (Fox Latin America, Fox Kids), Discovery Latin America (People & Arts, Discovery Brasil, Discovery Kids) and the Disney Channel.

      TVA currently offers subscribers the following channels, among others:

      Movies and Series

      HBO Brasil is the dominant first-run pay television movie channel in Brazil. HBO Brasil airs 24 hours a day, offering an average of 12 different films per day with limited commercial slots. All films are either subtitled or dubbed into Portuguese. In the case of dubbed versions, viewers can listen to the original soundtrack on an SAP (second audio program) channel. TVA also offers HBO Brasil 2, transmitting HBO Brasil with a six hour time shift.

      AXN is a films and series channel with emphasis on action, adventure, extreme sports and reality shows.

      Cinemax is a premium 24-hour movie channel with a film library complementary to that of HBO Brasil. Cinemax features a different variety of movie each day of the week.

      Cinemax Prime is a 24-hour movie channel offering classic movies, "making-of" features and other award-winning movies.

      Disney Channel offers children's and family-oriented movies, locally-produced live shows, series, cartoons and specials in Portuguese.

      Eurochannel offers subscribers programs from major European programming distributors, such us Canal +, BBC, Channel 4, TF1, France 2/3, Europe Images and Gaumont. Eurochannel also offers news, series, mini-series, documentaries, music and variety shows.

      Film and Arts is an arts and movie channel, following the same concept as the U.S. version of the Bravo channel, showing high quality, cultural events, such as classical music, jazz, opera, ballet and European movies.

      Fox presents movies, as well as programs from the 2,000 titles in the library of Twentieth Century Fox Television International ("Fox"). Fox also presents American television series, such as L.A. Law, M*A*S*H, and The Simpsons, among many others. TVA also offers Fox Kids, a 24-hour channel featuring the best of Fox programming for children.

      Hallmark features mainly original TV movies.

      Sony Entertainment is primarily a comedy channel, produced by Sony Pictures Entertainment, Inc., exhibiting series such as Friends, Seinfeld and Mad About You.

      TNT is a movie channel that offers the Turner Network Television movie collection, including over 5,000 classic movie titles from Metro Goldwyn Mayer, Inc. pursuant to a non-exclusive agreement with Turner International, Inc. In addition, TNT airs children's programming, documentaries and sporting events. The movies presented by TNT are broadcast in stereo sound and subtitled or dubbed in Portuguese or Spanish. In the case of dubbed versions, viewers can listen to the original soundtrack on a SAP channel.

      Warner is a family entertainment channel, with new and classic cartoons, children's programs, situation comedies, movies and series.

      Sports

      ESPN Brasil, a popular sports channel, provides coverage of Brazilian soccer games and other Brazilian and international sports entertainment programs, mixed with programming from ESPN2.

      ESPN International is the second sports channel offered by TVA. ESPN International offers a number of different sporting events, which include auto racing, National Football League games, professional tennis matches, Major League Baseball games, and National Basketball Association games. News

      BandNews is the first Brazilian headline news program. Produced locally by TV Band, BandNews presents news 24 hours per day in 30 minute blocks, featuring the most recent events and relevant news in Brazil and abroad.

      CNN International features news and information programming, offering international news coverage concerning politics, business, financial and economic developments, 24 hours a day.

      CNN Espanol is the Spanish version of CNN International.

      Educational Programming

      Discovery Brasil is comprised of programming shown on the U.S. Discovery Channel, based on topics in the areas of nature, science and technology, history, adventure and world cultures.

      Mundo presents 24 hours per day of documentaries, biographies, mini-series and great moments in sports, music and history, including selected programming from the History Channel.

      People and Arts is a 24-hour channel presenting documentaries about arts, personalities and cultures from different countries around the world.

      Music and Entertainment

      E! Entertainment Television presents 24 hours per day of reports regarding movies, television, fashion and the arts.

      MTV Brasil is a 24-hour channel produced by MTV Brasil Ltda., a joint venture company owned by Abril and an indirect subsidiary of Viacom International (Netherlands B.V.). MTV Brasil is entirely produced in Brazil in Portuguese. MTV Brasil has licensing agreements with the MTV Network, a division of Viacom International, and transmits a combination of music and other video clips, cartoons and local programming.

      Children's Programming

      Cartoon Network is an animated cartoon channel targeted to children that offers programs such as The Flintstones, The Jetsons, The Smurfs, Yogi Bear and other classic series.

      Discovery Kids is a 24-hour channel featuring the best of Discovery programming for children.

      Fox Kids is a 24-hour channel featuring the best of Fox programming for children.

      Locomotion is an animation channel with programming targeted to adolescents and adults, such as Dr. Keds and South Park.

      Nickelodeon is a 24-hour channel for children offering programs such as Rugrats and Bananas in Pijamas.

      Ethnic Programming

      ART features programming directed at Brazil's Arab community, including news, sports, films entertainment programs and other programs from Lebanese television.

      Deutsche Welle features programming in German, English and Spanish for the German community in Brazil.

      NHK offers programming in Japanese for Brazil's Japanese community.

      RAI offers programming in Italian for Brazil's Italian community.

      RTPi, Radiotelevisao Portuguesa Internacional, is a Portuguese state-owned general entertainment channel produced and assembled in Portugal, airing music events, talk shows, movies, news and documentaries, exclusive to TVA.

Operations

      Marketing. TVA periodically conducts marketing surveys to gauge consumer preferences and evaluate new and existing markets. TVA also frequently evaluates the demographics of the subscribers to its programming, seeking to provide programming most in demand. In each market, TVA's marketing staff typically applies one or more of the following programs to attract subscribers: (i) extensive marketing tied to regional events such as soccer matches, (ii) neighborhood promotional events featuring large screen broadcasts of its channel offerings, (iii) direct mailings, (iv) telemarketing, (v) television, billboard, magazine and newspaper advertisements, (vi) pre-wiring arrangements with residential housing developers and (vii) other promotional marketing activities, including referral programs and promotional gifts.

      Installation. The installation package delivered to a new subscriber depends upon the type of programming delivery service chosen by the subscriber. The MMDS installation package features a standard rooftop mount linked to an antenna and related equipment, including a decoder, located at the subscriber's location. Cable service requires the installation of a cable line and a decoder at the subscriber's dwelling. Once a new subscriber has requested service, the time a subscriber waits for the commencement of service depends on several factors, including type of service, whether the subscriber has access to Cable, whether the subscriber is in a single family home or multiple dwelling unit and whether the topography of the surrounding area makes MMDS service viable. TVA provides installation service to subscribers, either with its own personnel or through local subcontractors. In approximately 80% of all cases, TVA installs its service and begins transmitting programming on the same day in which subscription orders are received.

      Programming Facilities. Programming equipment is used to prepare the programming material for transmission via TVA's MMDS and Cable systems. The programming equipment inserts commercial or promotional material, if appropriate, monitors the quality of the picture and sound, and delivers the material to the multiplexing system. For programming delivered to TVA as taped material, the programming equipment also compiles the various programming segments, inserting commercial and promotional material.

      Subscriber Service. Management believes that delivering high levels of subscriber service in installation and maintenance enables it to maintain high levels of subscriber satisfaction and to maximize subscriber retention. To this end, TVA attempts to promptly schedule installations, provides a subscriber service hotline in each of the metropolitan areas in which TVA operates, attempts to promptly provide response repair service, and attempts to make follow-up calls to new subscribers shortly after installation to ensure subscriber satisfaction. TVA seeks to instill a subscriber service focus in all its employees through ongoing training and has established an intra-company electronic mail system to provide a forum for employees to exchange ideas concerning ways to increase subscriber satisfaction. TVA also has various employee bonus programs linked to measures of subscriber satisfaction. In addition, in 2001 TVA completed the establishment of a centralized call center in order to provide uniform and consistent customer service in connection with all of its operations.

      Management Information Systems and Billing. Management believes that TVA's proprietary management information systems enable TVA to deliver superior subscriber service, monitor subscriber payment patterns and facilitate the efficient management of each of its operating systems. Management believes that TVA's billing procedures are an integral part of its strategy to maintain high levels of subscriber satisfaction and to maximize subscriber retention. Subscribers have the option to select the day on which payment for that month's service is due, out of ten possible dates each month, and pay their bills through payment at a bank, deduction from checking account or with a credit card.

Competition

      General

      TVA and the Operating Ventures compete with pay television service providers using Cable, MMDS and DBS transmission technologies. TVA expects to continue to face competition from a number of existing and future sources, including potential competition as a result of new and developing technologies and the easing of regulation in the pay television industry. TVA believes that competition is and will continue to be primarily based upon program offerings, customer satisfaction, quality of the system network and price. Since there is a limited history of pay television services in Brazil, there can be no assurance that, based on the potential size of the Brazilian pay television industry, the pay television market will be able to sustain a number of competing pay television providers. TVA and the Operating Ventures also compete with national broadcast networks and regional and local broadcast stations.

      MMDS and Cable Service

      TVA competes with other major Cable and MMDS operators in each of its principal markets. TVA's principal competitors are Cable and MMDS systems operated by Net, which is controlled by Globo Par. Net operates Cable systems in the metropolitan areas of Sao Paulo, Rio de Janeiro, Curitiba and Florianopolis. In each of these areas, Net Cable systems have more subscribers than TVA's Cable systems, although Management of TVA believes TVA has a higher share of subscribers in areas of these markets where the competing Cable systems overlap. Net also operates an MMDS system in Curitiba, although TVA is the MMDS market leader in that metropolitan area, with a market share of 85%, as compared with 15% for Net's service. TVA also competes with the Cable system of TV Cidade in the Rio de Janeiro metropolitan area. TV Cidade, owned by affiliates of SBT, TV Band, Hicks Muse Furst & Tate and GE Capital. TV Cidade currently has a 4% share of the Cable market in the Rio de Janeiro metropolitan area.

      The systems operated by Net and TV Cidade offer a similar number of channels of programming at prices comparable to those charged for TVA's MMDS and Cable services. Each of these systems broadcasts programming purchased from TVA as well as from other sources.

      DBS Service

      TVA also competes with providers of Ku-Band service in Brazil, principally Net Sat and DIRECTV. Globo Par has a controlling interest in Net Sat, whose other equity holders include News Corporation plc, a subsidiary of The News Corporation Limited. Net Sat currently offers 110 audio and video channels of programming (including pay-per-view channels), while DIRECTV currently offers 128 channels of audio and video programming, including 35 pay-per-view channels.

      Off-Air Broadcast Television

      Broadcasting services are currently available to substantially all of the Brazilian population without payment of a subscription fee by six privately-owned national broadcast television networks and a government-owned national public television network. The six national broadcast television networks and their local affiliates currently provide services to nearly all Brazilian TV Homes without payment of a subscription fee. The national broadcast television networks and local broadcast stations receive a significant portion of their revenues from the sale of television advertising, which revenues are based in part on the audience share and ratings for the networks' programs. Programming offered by pay television providers, including TVA, directly competes for audience share and ratings with the programming offered by broadcast television networks as well as regional and local television broadcasters. The six national broadcast television networks are Globo, SBT, TV Band, Rede TV, TV Record and Gazeta. The national television networks utilize one or more satellites to retransmit their signals to their local affiliates throughout Brazil.

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

      On November 29, 1999, ANATEL issued Regulation 190, which authorized the use of subscriber communication networks (such as Cable systems) by unidirectional or bi-directional value-added service providers. Regulation 190 also regulates certain terms between value-added service providers and subscriber network operators. TVA is subject to Resolution 190 both as a cable operator (through TVA Sistema) and a provider of high speed internet service (through Ajato).

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

      In November 2001 Anatel revised regulations concerning the provision of fixed telephony services to the general public (Servico Telefonico Fixo Comutado, or "STFC"). These regulations provide that any company meeting certain criteria can provide STFC services throughout Brazil. In March 2002 TVA requested authorizations to provide STFC services in the cities of Sao Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

      In August 2001 Anatel revised regulations concerning the provision of telecommunications services other than STFC, radio and television broadcasting, pay television and cellular services to the general public (Servico de Comunicacao Multimidia, or "SCM"). In January 2002 TVA requested that its existing license for such services be converted into an SCM license.

      Other. On November 24, 1999, ANATEL and ANEEL (Agencia Nacional de Energia Eletrica, or National Electric Energy Agency) published Joint Resolution No. 001, which sets guidelines for the use of infrastructure among the electric energy, telecommunications and oil industries in order to maximize the use of resources and reduce operating costs. TVA has initiated an arbitration proceeding with Centrais Eletricas de Santa Catarina--CELESC and Companhia Paranaense de Energia Eletrica--COPEL in order to resolve certain questions relating to TVA's contracts with these entities, particularly with respect to pole rental fees. In November 2001 TVA also initiated a legal proceeding against Eletropaulo Metropolitana de Sao Paulo seeking to reduce pole rental fees in the city of Sao Paulo.

Legal Proceedings

      The Company is party to certain legal actions arising in the ordinary course of its business which, individually or in the aggregate, are not expected to have a material adverse effect on the consolidated financial position of the Company. As of December 31, 2001, the Company had reserved approximately $1.7 million as contingent liabilities in connection with certain litigation contingencies, involving primarily claims by persons arising in connection with the termination of their employment.

      The Company's operating companies are currently defending a lawsuit brought by the Escritorio Central de Arrecadacao e Distribuicao (Central Collection and Distribution Office, or "ECAD"), a government-created entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. Suits were filed against TVA in the 14 Vara Civel Forum Central de Sao Paulo (against TVA Brasil), the 1 Vara Civel Forum Central de Curitiba (against TVA Sul) and the 2 Vara de Balneario Camboriu (against CCS-Camboriu Cable System de Telecomunicacoes Ltda.). ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The suits are currently being submitted to the Superior Tribunal de Justica in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television. Although the Company intends to continue to vigorously defend these suits, the loss of such suits may have a material adverse effect on the consolidated financial position of the Company. Based on agreements reached by ECAD with other Brazilian television operators, however, management believes that it can reach a negotiated settlement to these suits whereby the Company would make monthly payments to ECAD in an amount significantly lower than that sought by ECAD.

C.

      The following chart sets forth the significant subsidiaries comprising the corporate structure of TVA's Cable, MMDS and Internet businesses. Except as indicated otherwise, each of the subsidiaries listed below is incorporated in the Federative Republic of Brazil. See "Business Overview--Owned Systems" and "--Operating Ventures."

                                 --------------

                                  Tevecap S.A.
                                     (TVA)

                                 --------------
                                        |
                                        |
                                        |
      ---------------------------------------------------------------------
      |                     |                   |                         |
 100% |                100% |               36% |                    100% |
      |                     |                   |                         |
------------          -------------        ------------             ------------

TVA Sistema             TVA Sul            Canbras TVA               Rede Ajato

------------          -------------        ------------             ------------
                             |
                        60%  |
                             |
                      -------------

                      CCS Camboriu

                      -------------

D. Property, Plant and Equipment

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion should be read in conjunction with the Financial Statements (including the notes thereto) included in Appendix F hereto. For the purposes of the following discussion, all dollar amounts, with the exception of average installation and subscriber fees, are set forth in thousands of U.S. dollars.

      This discussion of the Company's operating review and prospects reflects the historical results of TVA. Due to the limited operating history, startup nature, translations of Brazilian currency into U.S. dollars, and rapid growth of TVA, period-to-period comparisons of financial data are not necessarily indicative, and should not be relied upon as an indicator of the future performance of TVA.

A. Results of Operations

Overview

      Since its inception in 1989, TVA has been developing its businesses. Despite its growth and positive operating cash flow for the year ended December 31, 1999, TVA continues to sustain substantial net losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred by TVA since inception have been funded principally by (i) net contributions of $521,130 from TVA's shareholders, (ii) borrowings from Editora Abril S.A. ("Abril") under a revolving credit facility, dated December 6, 1995, between TVA, as the borrower, and Editora Abril S.A., as the lender (the "Abril Credit Facility"), (iii) dispositions of non-strategic assets and (iv) bank loans and other borrowings made from time to time. In November 2001, TVA's shareholders agreed to capitalize outstanding loans in the aggregate principal amount of $123,159 made to TVA by Editora Abril under the Abril Credit Facility.

      In July 1999 TVA consummated the sale of Galaxy Brasil, TVA Banda C and certain assets related thereto, including its interest in GLA to GLA and the members thereof (such sale, the "DBS Sale"). These dispositions were conducted as a result of Management's review of TVA's operations and investment needs and the resulting intention to concentrate TVA's businesses on the distribution of pay television and other services through Cable and MMDS operations. See "Information on the Company--History and Development of the Company."

      As a result of these dispositions, TVA's DBS operations have been classified as "Discontinued Operations."

      In addition, in the third quarter of 1999, TVA began offering the services of Ajato, TVA's high speed internet service provider, which was followed in the second quarter of 2000 by the services of Acesso, TVA's high speed internet access provider. The costs and expenses associated with the start-up nature of these businesses significantly affected the Company's results of operations for the years ended December 31, 2000 and 1999.

      The Company's results of operations for the year ended December 31, 2001 were significantly affected by the following factors: (i) the depreciation of investments in the construction and modernization of infrastructure used to improve current services and develop new services, (ii) loans under the Abril Credit Facility that were capitalized in November 2001, (iii) the contribution by Abril to TVA of its equity interest in Canbras Parana and (iv) the impact of the devaluation of the real in 2001, as discussed below.

Critical Accounting Policies

      The Financial Statements are presented in accordance with U.S. GAAP. As such, the Company is required to make certain estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

      Revenue Recognition. Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month. Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue. Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast. Other revenues are recognized as services are rendered. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

      Deferred Income Taxes. The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities as well as operating loss and tax credit carryforwards. The Company regularly reviews the deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. As of December 31, 2001, the Company has approximately $219,630 of net operating losses ("NOLs") to offset against regular taxes. These NOLs do not expire. The Company has a limited operating history and has generated losses since its inception. In view of this, the Company has established a full valuation allowance for the amount of the deferred tax assets attributable to the NOL carryforwards and other deductible differences. Management believes that, should the Company be profitable in the future, it will be able to utilize these NOLs.

      Impairment of Long-Lived Assets. The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded.

      Depreciation of Property, Plant and Equipment. Depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets disclosed in Note 10 to the Tevecap Financial Statements. Given the complex nature of the Company's property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain. If the Company materially changes the assumptions of useful lives, depreciation expense and net book value of property, plant and equipment could be materially different.

      Provision for Doubtful Accounts. A provision for doubtful accounts is established on the basis of an analysis of the accounting receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Recent Accounting Pronouncements

      Effective January 1, 2001, the Company adopted Statements of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 (collectively, "SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that all derivative financial instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Additionally, SFAS 133 requires that changes in the fair value of derivatives be recognized in earnings unless specific hedge accounting criteria are met. As the Company does not utilize derivative financial instruments, the effect of adopting SFAS 133 on January 1, 2001 did not have a material impact on the Company's consolidated financial statements.

      In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. Effective January 1, 2002, the Company adopted the provisions of each statement that apply to goodwill and intangible assets acquired prior to June 30, 2001. Based on the Company's initial analysis of SFAS 141 and SFAS 142, management believes that the implementation of these pronouncements will not have a material impact on the Company's consolidated results of operations or financial condition.

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the market value of the liabilities related to obligations due to the retirement of assets be recognized in the period in which they occur, if a reasonable estimate of market value is possible. Costs of asset retirement are capitalized as part of the permanent asset cost. In accordance with SFAS 143, the asset retirement obligation is discounted and an increase is recognized by using the "credit adjusted risk-free" interest rate in effect when the obligation was initially recognized. The Company is required to adopt SFAS 143 effective January 1, 2003. Based on an initial analysis of SFAS 143 requirements, management believes that the implementation of this statement will not have a material impact on the Company's consolidated results of operations or financial condition.

      In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") but maintains the fundamental provisions of SFAS 121 for (a) recognition/valuation of the provision for impairment of permanent assets to be maintained and used and (b) valuation of permanent assets to be written off due to their sale. SFAS 144 also supersedes the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business" ("APB 30") with regard to reporting the effects of a disposal of a segment of a business. The Company adopted SFAS 144 effective January 1, 2002. Based on the Company's initial analysis of the SFAS 144 requirements, management believes that the implementation of this pronouncement will not have a material impact on the Company's consolidated results of operations or financial condition.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 also amends SFAS No. 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to us. The provisions of SFAS 145 as they relate to the rescission of SFAS 4 will be applied effective January 1, 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. Management does not expect SFAS 145 to have a material impact on the Company's consolidated results of operations or financial condition.

Impact of Real Devaluation

      All forms of TVA's revenue were affected adversely in dollar terms as a result of the significant devaluation in the Brazilian real against other major currencies that occurred primarily in January 1999 and continued in subsequent years. The devaluation resulted in a loss in the value of the real against the dollar of approximately 48% during the year ended December 31, 1999. In addition, the real devalued approximately 9% during the year ended December 31, 2000 and approximately 19% during the year ended December 31, 2001. This devaluation also resulted in an increase in TVA's dollar-denominated liabilities. See Item 3, "Key Information--Risk Factors--Factors Relating to the Company" and "--Factors Relating to Brazil."

Change in Functional Currency

      As of January 1, 2000, TVA changed its functional currency from the U.S. dollar to the Brazilian real. This change was made as a result of changes in the Company's capital and operational structure and a move to using the Brazilian real for a substantial portion of the Company's business. See Note 2.3 to the Company's Financial Statements.

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

Consolidated Statements of Operations Data

                                                                              Year Ended December 31,
                                                   -----------------------------------------------------------------------------
                                                            2001                        2000                        1999
                                                   -----------------------    -----------------------    -----------------------
                                                                % of Gross                 % of Gross                 % of Gross
                                                     Amount       Revenue       Amount       Revenue       Amount       Revenue
                                                   -----------------------    -----------------------    -----------------------

Gross revenues
Monthly subscriptions                              $  88,246       83.3%      $  97,134       80.3%      $  94,055       80.9%
Installation                                             270        0.3%            968        0.8%          1,900        1.6%
Indirect Programming                                    --         --               357        0.3%          3,722        3.2%
Additional services and others                        17,418       16.4%         22,552       18.6%         16,521       14.2%
Gross revenue                                        105,934      100.0%        121,011      100.0%        116,198      100.0%
                                                   ---------      -----       ---------      -----       ---------      -----
Direct operating expenses                             51,296       48.4%         55,402       45.8%         45,638       39.3%
Taxes on Revenue                                      15,636       14.8%         13,145       10.9%         12,782       11.0%
Selling, general and administrative
    Expense                                           29,448       27.8%         33,483       27.7%         25,590       22.0%
Depreciation and amortization                         34,364       32.4%         43,290       35.8%         56,879       49.0%
Other operating expense, net                           1,762        1.7%         (2,611)      (2.2)%        19,012       16.4%
                                                   ---------      -----       ---------      -----       ---------      -----
Total operating expenses                             132,506      125.1%        142,709      117.9%        159,901      137.6%
                                                   ---------      -----       ---------      -----       ---------      -----
Operating loss                                       (26,572)     (25.1)%       (21,698)     (17.9)%       (43,703)     (37.6)%
                                                   ---------      -----       ---------      -----       ---------      -----
Interest income                                       (4,200)      (3.9)%        (5,374)      (4.4)%        (5,896)      (5.1)%
Interest expense                                      37,849       35.7%         45,069       37.2%         22,254       19.2%
Foreign currency transaction loss, net                11,067       10.4%          4,816        3.9%           --         --
Foreign currency translation loss, net                  --         --              --         --             2,543        2.2%

Other nonoperating expenses (income), net              2,438        2.3%        (37,384)     (30.9)%        11,055        9.5%
Minority interest                                       (284)      (0.3)%          (491)      (0.4)%          (678)      (0.6)%
Income taxes                                            --         --             2,517        2.1%            106        0.1%
                                                   ---------      -----       ---------      -----       ---------      -----
Equity in (losses) income of affiliates, net           2,375        2.2%          2,004        1.7%          5,238        4.5%
Income (loss) from continuing operations
     before extraordinary item                       (75,817)     (71.6)%       (32,855)     (27.2)%       (78,325)     (67.4)%
                                                   ---------      -----       ---------      -----       ---------      -----
Income (loss) from discontinued
     operations                                         --         --              --         --            94,344       81.2%
                                                   ---------      -----       ---------      -----       ---------      -----
Extraordinary item - gain on debt
     repurchase                                         --         --              --         --            53,857       46.3%
                                                   ---------      -----       ---------      -----       ---------      -----
Net income (loss)                                    (75,817)     (71.6)%       (32,855)     (27.2)%        69,876       60.1%
                                                   =========      =====       =========      =====       =========      =====

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      The table below sets forth the number of subscribers at December 31, 2001 and December 31, 2000 for the Owned Systems.

      Owned Systems Subscribers                     December 31, 2001   December 31, 2000
      -------------------------                     -----------------   -----------------

      MMDS(a) ....................................       162,427            167,819
      Cable ......................................       196,855            178,004
                                                         -------            -------
                                                         359,282            345,823
      Paid Subscribers Awaiting Installation .....           307                648
                                                         -------            -------
      Total Owned Systems ........................       359,589            346,471
                                                         =======            =======

----------
      (a)   Includes UHF subscribers

      The table below sets forth the number of Internet subscribers at December 31, 2001 and December 31, 2000.

      Internet Subscribers                           December 31, 2001  December 31, 2000
      --------------------                           -----------------  -----------------

      Ajato and Acceso ...........................        19,649             11,480
      Paid Subscribers Awaiting Installation .....           291              1,431
                                                          ------             ------
      Total Internet Subscribers .................        19,940             12,911
                                                          ======             ======


      The table below sets forth at December 31, 2001 and December 31, 2000 the approximate number of television households which received TVA programming through the Owned Systems and the Operating Ventures.

      Households Receiving TVA Programming

                                                     December 31, 2001  December 31, 2000
                                                     -----------------  -----------------
      Total Owned Systems ........................       359,589            346,471
      Operating Ventures .........................       210,406            186,951
      Total ......................................       -------            -------
                                                         569,995            533,422
                                                         =======            =======

      Revenues. Revenues consist primarily of Monthly subscriptions revenue (which principally consists of monthly fees paid by subscribers to the Company for programming services, including equipment use), Installation revenue and Additional services and others (which consists of Advertising revenues and Other revenues).

      Monthly subscriptions revenue for the year ended December 31, 2001 was $88,246, as compared to $97,134 for the comparable period in 2000. This decrease is primarily attributable to a 19% devaluation of the real against the U.S. dollar in 2001, which was slightly offset by an increase in the Company's pay television subscriber base of approximately 4% and an increase in the Company's Internet subscriber base by approximately 71%. Average monthly fees for existing pay television subscribers decreased from $25.87 to $20.56 per subscriber and for new subscribers decreased from $23.10 to $19.01 per subscriber, largely due to the increased popularity of lower-priced programming packages and the effect of the real devaluation in 2001. Without taking into account the real devaluation, average monthly fees for pay television subscribers would have been $24.72 for existing subscribers and $19.32 for new subscribers. The average monthly subscription price during the year ended December 31, 2001 was $19.32 for MMDS service, $21.66 for Cable service and $28.92 for Internet service, as compared to $25.36, $26.38 and $36,83, respectively, for the year ended December 31, 2000.

      Installation revenue for the year ended December 31, 2000 was $270, as compared to $968 for the same period of 2000, a decrease of $698 or 72.1%. This decrease was primarily due to the lower numbers of installations (81,729 in 2001 as compared with 105,888 in 2000) and a write-off of overdue accounts, also reflected in a reduction in the provision for doubtful accounts (thereby not affecting EBITDA). The average installation fee during the year ended December 31, 2000 was $10.15 for MMDS service and $9.22 for Cable service, as compared to $7.77 and $9.71, respectively, during the year ended December 31, 2000.

      Additional services and other revenues for the year ended December 31, 2001 was $17,418, as compared to $22,552 for the comparable period of 2000, a decrease of 22.7%. Advertising revenue decreased from $2,503 to $1,005, largely due to an industry-wide reduction in advertising expenditures by large advertisers. Other revenue decreased from $20,049 to $16,413, principally due to the provision in 2000 of non-recurring administrative services and equipment rentals to Galaxy Brasil (following the sale of Galaxy Brasil in 1999) and engineering services to ESPN Brasil (following the sale of the Company's interests in ESPN Brasil in 1999). The lack of non-recurring services in 2001 was offset by an increase in the provision of ancillary services to subscribers (such as technical assistance, decoder rental and magazine sales), which increased by approximately 83%, from $5,861 in 2000 to $10,727 in 2001.

      For the reasons noted above, and in particular the real devaluation in 2001and certain non-recurring revenues in 2000, Gross revenue for the year ended December 31, 2001 was $105,934, as compared to $121,011 for the comparable period in the previous year, a decrease of $15,077.

      Direct operating expenses. Direct operating expenses include Payroll and benefits, Programming, Transponder lease cost, Technical assistance, Vehicle rentals, TVA magazine, Pole rental and Other costs. These expenses are variable and related to the growth in subscribers and in the Company's systems, and are also dependent on the type of service subscribers select. Direct operating expenses for the year ended December 31, 2001 were $51,296, as compared to $55,402 for the same period in 2000, a decrease of $4,106, or 7.4%. As a percentage of gross revenues, direct operating expenses represented 48.4% in 2001 as compared with 45.8% in the prior year. This decrease in Direct operating expenses is attributable principally to a restructuring plan initiated in the second half of 2001 for the purpose of adjusting to adverse market conditions, including the effects of the real devaluation (which increased in reais the costs of dollar-denominated expenses) and an increase in unemployment in TVA's markets. Direct operating expenses also decreased as a result of the devaluation of the real, which was 19% in 2001, as compared to 9% in 2000. Payroll and benefits expense decreased to $8,504 from $9,229, a decrease of $725, primarily due to a reduction in the number of employees from 1,200 in 2000 to 873 in 2001. Programming costs decreased to $25,749 from $26,104, a decrease of $355 or 1.4%, primarily as a result of programming agreements entered into with certain programming providers that placed ceilings on the dollar/real exchange rate used to calculate monthly programming costs. Technical assistance decreased to $1,868 from $2,415, a decrease of $547 or 22.7%, largely as a result of improvements in the installation process which reduced the number of requests for technical assistance. Transponder lease cost dropped to $22 from $2,408 due to the cancellation in 2000 of the transponder lease agreement, which was no longer required after the sale of the DBS Systems. Pole rental decreased to $2,814 from $3,535, an decrease of $721, due to a reduction in the unit pole cost in the last quarter of 2001 and the effects of the real devaluation. Other costs includes acquisition of backbone IP/internet, billing costs , third party services, transportation of equipment and materials, maintenance and other miscellaneous expenses. For the year ended December 31, 2001, Other costs were $9,950, as compared to $9,136 for the prior year, an increase of $814, primarily due to increased communication and production costs associated with Ajato and Acesso (backbone IP), an increase in billing costs (due to the 4% increase in the pay television subscriber base), an increase in maintenance costs, and an increase in contracted electricity costs, all partially offset by the devaluation of the real. Taxes on revenue consist of a 3.65% tax on Advertising revenue and an 15.15% tax on the balance of revenues, in each case charged by the Brazilian Government. Taxes on revenue for the year ended December 31, 2001 were $15,636, as compared to $13,145 for the same period of the prior year, an increase of 19.0%. The increase in Taxes on revenue is attributable to the increase in the tax rates from 11.65% in 2000 to 15.15% in 2001, primarily due to the introduction of new taxes that cannot be passed on to consumers.

      Selling, general and administrative expenses. Selling, general and administrative expenses include Payroll and benefits, Advertising and promotion expense, Rent, and Other general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2001 were $29,448, as compared to $33,483 for the same period of 2000, a decrease of $4,035 or 12.1%. Payroll and benefits decreased from $14,942 in 2000 to $9,795 in 2001, a decrease of $5,147, or 34.4%, largely due to the decrease in the number of employees, which was partially offset by annual salary increases of approximately 5% for unionized employees. Advertising and promotion expense decreased from $7,330 in 2000 to $5,778 in 2001, a decrease of $1,552 or 21.2%, largely due to the lower number of installations in 2001.

      Depreciation and Amortization. Depreciation and amortization includes depreciation of systems, equipment, installation materials, installation personnel and amortization of concessions. Depreciation and Amortization for the year ended December 31, 2001 was $34,364, as compared to $43,290 for the same period of 2000, a decrease of $8,926, due primarily to the disposal of certain equipment and devaluation of the real.

      Other operating expense (income), net. Other operating expense, net for the year ended December 31, 2001 was $1,762 as compared to other operating income, net of $2,611 in the same period in 2000, an increase of $4,373. Other operating expense, net for 2001 consists primarily of the loss on disposal of property and equipment and loss on sale of obsolete inventories, partially offset by other miscellaneous income. The other operating income, net in 2000 consists primarily of the gain from the sale of the Company's Eurochannel operations in November 2000 ($6,902), partially offset by the write-off of assets related to cancellation of subscriptions.

      For the reasons noted above, Operating loss for the year ended December 31, 2001 was $26,572 compared to $21,698 for the comparable period in 2000, an increase of $4,874 or 22.5%.

      Interest income. Interest income for the year ended December 31, 2001 was $4,200, as compared to $5,374 for the same period in 2000, a decrease of $1,174, or 21.8%, primarily as a result of the effect of inflation on inflation-indexed obligations.

      Interest expense. Interest expense for the year ended December 31, 2001 was $37,849, as compared to $45,069 for the same period of 2000, a decrease of $7,220, principally attributable to $21,508 in interest due to Abril under the Abril Credit Facility in 2001 (as opposed to $29,690 in 2000).

      Other non-operating expense (income) net. Other non-operating expense, net for the year ended December 31, 2001 was $2,438, as compared to other non-operating income, net of $37,384 in the same period in 2000, a decrease of $39,822. Other non-operating income for the year ended December 31, 2000 consisted primarily of the gain from the sale of the Company's minority interests in HBO Brasil (July 2000).

      Minority interest. The Minority interest was $284 for the year ended December 31, 2001, as compared with $491 for the same period in 2000. In November 2001 Abril's 14% equity interest in TVA Sul was exchanged for an increase in Abril's equity interest in TVA. See Item 7, "Major Shareholders and Related Party Transactions."

      Equity in losses of affiliates, net. For the year ended December 31, 2001, Equity in losses of affiliates amounted to a loss of $2,375, as compared to a loss of $2,004 in the same period of 2000, an increase of $371. This loss originated in the operations of Canbras TVA.

      Net income (loss). For the reasons noted above, net loss for the year ended December 31, 2001 was $75,817, as compared to a Net loss of $32,855 for the comparable period in 2000. Net loss in 2001, which was due primarily to depreciation of infrastructure and the impact of the real devaluation, did not impact the cash flow of the Company.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      The table below sets forth the number of subscribers at December 31, 2000 and December 31, 1999 for the Owned Systems.

      Owned Systems Subscribers                     December 31, 2000  December 31, 1999
      -------------------------                     -----------------  -----------------

      MMDS(a) ....................................       167,819            161,419
      Cable ......................................       178,004            148,244
                                                         -------            -------
                                                         345,823            309,663
      Paid Subscribers Awaiting Installation .....           648              1,513
                                                         -------            -------
      Total Owned Systems ........................       346,471            311,176
                                                         =======            =======

----------
(a)   Includes UHF subscribers

      The table below sets forth the number of Internet subscribers at December 31, 2000 and December 31, 1999.

      Internet Subscribers                           December 31, 2000  December 31, 1999
      --------------------                           -----------------  -----------------

      Ajato and Acceso ...........................        11,480              1,524
      Paid Subscribers Awaiting Installation .....         1,431                 --
                                                          ------              -----
      Total Internet Subscribers .................        12,911              1,524
                                                          ======              =====

      The table below sets forth at December 31, 2000 and December 31, 1999 the approximate number of television households which received TVA programming through the Owned Systems and the Operating Ventures and through sales of programming to the Independent Operators (which sales were discontinued in 2000).

         Households Receiving TVA Programming

                                                     December 31, 2000  December 31, 1999
                                                     -----------------  -----------------
      Total Owned Systems ........................       346,471            311,176
      Operating Ventures .........................       186,951            158,540
      Independent Operators ......................            --            201,448
                                                         -------            -------
      Total ......................................       533,422            671,164
                                                         =======            =======

      Revenues. Revenues consist primarily of Monthly subscriptions revenue (which principally consists of monthly fees paid by subscribers to the Company for programming services, including equipment use), Installation revenue and Additional services & others (which consists of Advertising revenues and Other revenues).

      Monthly subscriptions revenue for the year ended December 31, 2000 was $97,134, as compared to $94,055 for the comparable period in 1999. This increase is primarily attributable to an increase in the Company's subscriber base of approximately 12%, which was offset by a 9% devaluation of the real against the U.S. dollar in 2000. Average monthly fees for existing subscribers increased from $25.13 to $ 25.87 per subscriber and for new subscribers decreased from $25.35 to $23.10 per subscriber, largely due to the increased popularity of lower-priced programming packages. The average monthly subscription price during the year ended December 31, 2000 was $25.36 for MMDS service and $26.38 for Cable service, as compared to $25.09 and $25.18, respectively, for the year ended December 31, 1999.

      Installation revenue for the year ended December 31, 2000 was $968, as compared to $1,900 for the same period of 1999, a decrease of $932 or 49.1%. This decrease was primarily due to the Company's policy of reducing installation fees in order to facilitate the entry of new subscribers into the Company's subscriber base. The average installation fee during the year ended December 31, 2000 was $7.77 for MMDS service and $9.71 for Cable service, as compared to $28.41 and $17.83, respectively, during the year ended December 31, 1999.

      Indirect programming revenue for the year ended December 31, 2000 was $357, as compared to $3,722 for the comparable period of 1999, a decrease of $3,365, or 90.4%. This revenue in 1999 was primarily attributable to the

Company's Eurochannel operations, which were sold in November 2000. See Item 4, "Information on the Company--History and Development of the Company." In 2000, the Company virtually discontinued the collection of programming fees from the Operating Ventures and Independent Operators, a process which was begun in 1998 (as discussed more fully below in the comparison of the Company's results of operations for the years ended December 31, 1999 and 1998).

      Additional services and other revenues for the year ended December 31, 2000 was $22,552, as compared to $16,521 for the comparable period of 1999, an increase of 36.5%. Advertising revenue increased from $1,597 to $2,503, largely due to a more efficient utilization of advertising space available in the Company's offered channels and monthly programming magazine. Other revenue increased from $14,924 to $20,049, principally due to the provision of ancillary services to subscribers (such as technical assistance, decoder rental and magazine sales), administrative services and rental of equipment to Galaxy Brasil (after the sale of Galaxy Brasil in July 1999) and engineering services to ESPN Brasil (after the sale of the Company's equity interests in ESPN Brasil in November 1999).

      For the reasons noted above, gross revenue for the year ended December 31, 2000 was $121,011, as compared to $116,198 for the comparable period in the previous year, an increase of $4,813.

      Direct operating expenses. Direct operating expenses include Payroll and benefits, Programming, Transponder lease cost, Technical assistance, Vehicle rentals, TVA magazine, Pole rental and Other costs. These expenses are variable and related to the growth in subscribers and in the Company's systems, and are also dependent on the type of service subscribers select. Direct operating expenses for the year ended December 31, 2000 were $55,402, as compared to $45,638 for the same period in 1999, an increase of $9,764, or 21.4%. As a percentage of gross revenues, direct operating expenses represented 45.8% in 2000 as compared with 39.3% in the prior year. This increase in Direct operating expenses is attributable principally to the costs associated with the development of the Company's Internet businesses (Ajato and Acesso). Payroll and benefits expense increased to $9,229 from $7,857, an increase of $1,372, primarily due to the increase in the number of Ajato and Acesso employees. Programming costs increased to $26,104 from $24,166, an increase of $1,938 or 8.0%, as a result of the 12% increase in the Company's pay television subscribers in 2000. Technical assistance increased to $ 2,415 from $1,311, an increase of $1,104 or 84.2% , largely as a result of a change in the criteria for the conversion of reais-denominated expenses into U.S. dollars, which in 2000 utilized the average monthly dollar/real exchange rate and in 1999 utilized historical rates, together with the change in functional currency to reais as of January 1, 2000. Transponder lease cost increased to $2,408 from $1,975, an increase of $433, due to an annual increase in contracted rates. Pole rental increased to $3,535 from $2,935, an increase of $600, due to an increase in unit costs in 2000. Other costs includes acquisition of backbone IP/internet, billing costs , third party services, transportation of equipment and materials, maintenance and other miscellaneous expenses. For the year ended December 31, 2000, Other costs were $9,136 as compared to $4,912 for the prior year, an increase of $4,224, primarily due to increased communication and production costs associated with Ajato and Acesso (backbone IP), an increase in billing costs (due to the 12% increase in the pay television subscriber base), an increase in maintenance costs (largely impacted by the real devaluation), and in increase in contracted electricity costs. Taxes on revenue consist of a 3.65% tax on Advertising revenue and an 11.15% tax on the balance of revenues, in each case charged by the Brazilian Government. Taxes on revenue for the year ended December 31, 2000 were $13,145, as compared to $12,782 for the same period of the prior year, an increase of 2.8%. As a percentage of gross revenue, Taxes on revenue represents 10.9% of gross revenues. The increase in Taxes on revenue is attributable to the increase in the tax rates from 8.65% in 1999 to 11.15% in 2000.

      Selling, general and administrative expenses. Selling, general and administrative expenses include Payroll and benefits, Advertising and promotion expense, Rent, and Other general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2000 were $33,483, as compared to $25,590 for the same period of 1999, an increase of $7,893 or 30.8%. Payroll and benefits increased from $11,425 in 1999 to $14,942 in 2000, an increased of $3,517, or 30.8%, largely due to the increase in the number of Ajato and Acesso employees and annual salary increases of approximately 7% for unionized employees. Advertising and promotion expense increased from $3,645 in 1999 to $7,330 in 2000, an increase of $3,685, or 101.1%, largely due to increased marketing efforts to increase the Company's subscriber base, strengthen the TVA name as a provider of multiple services, and establish the Ajato brand.

      Depreciation and Amortization. Depreciation and amortization includes depreciation of systems, equipment, installation materials, installation personnel and amortization of concessions. Depreciation and Amortization for the year ended December 31, 2000 was $43,290, as compared to $56,879 for the same period of 1999, a decrease of $13,589, due primarily to the write-off in December 1999 of certain decoders and assets related to the cancellation of subscriptions.

      Other operating expense (income), net. Other operating income net for the year ended December 31, 2000 was $2,611 as compared to other non-operating expense, net of $19,012 in the same period in 1999, a decrease of $21,623. Other operating expense,net for 1999 consisted primarily of the high write-off related to cancellations of subscriptions. In 2000, other operating income, net consists primarily of the gain from the sale of the Company's Eurochannel operations in November 2000 ($6,902), partially offset by the write-off of assets related to cancellation of subscriptions.

      For the reasons noted above, Operating loss for the year ended December 31, 2000 was $21,698 compared to $43,703 for the comparable period in 1999, a decrease of $22,005 or 50.4%.

      Interest income. Interest income for the year ended December 31, 2000 was $5,374, as compared to $5,896 for the same period in 1999, a decrease of $522, or 8.9%, primarily as a result of a change in the criteria for the conversion of reais-denominated income into U.S. dollars, which in 2000 utilized the average monthly dollar/real exchange rate and in 1999 utilized historical rates.

      Interest expense. Interest expense for the year ended December 31, 2000 was $45,069, as compared to $22,254 for the same period of 1999, an increase of $22,815, principally attributable to the change in functional currency to the real in 2000, which resulted in the full recognition of $29,690 in interest due to Abril under the Abril Credit Facility, and the issuance by a wholly-owned subsidiary of dollar-denominated notes, resulting in additional interest expense of $2,409. These effects were offset by a reduction in interest expense under the Senior Notes from $15,445 in 1999 to $8,000 in 2000, due to the purchase of 81% of the Senior Notes by a wholly-owned subsidiary of the Company in July 1999.

      Other non-operating expense (income) net. Other non-operating income, net for the year ended December 31, 2000 was $37,384, as compared to other non-operating expense, net of $(11,055) in the same period in 1999, an increase of $48,439. Other non-operating income for the year ended December 31, 2000 consisted primarily of the gain from the sale of the Company's minority interests in HBO Brasil (July 2000). In 1999 other non-operating expense consisted primarily of the write-off of the Company's investment in TV Filme Inc and the loss on sale of the Company's equity interests in ESPN Brasil (November
1999).

      Minority interest. The Minority interest of $491 for the year ended December 31, 2000, as compared with $678 for the same period in 1999, represents Abril's 14% share in the aggregate losses of TVA Sul.

      Equity in losses of affiliates, net. For the year ended December 31, 2000, Equity in losses of affiliates amounted to $2,004, as compared to $5,238 in the same period of 1999, a decrease of $3,234. This loss originated in the operations of Canbras TVA. The reduction in losses reflects the sale of the Company's minority equity interests in HBO Brasil (July 2000) and ESPN Brasil (November 1999).

      Income from discontinued operations. The income from discontinued operations for the year ended December 31, 1999 consisted of the gain from the DBS sale (July 1999), partially offset by the loss from operations of the DBS business during 1999 through the date of disposal. In 2000 the Company did not have any discontinued operations.

      Extraordinary item - gain on debt repurchase. The extraordinary gain of $53,857 in 1999 reflects the gain (net of transaction fees and write-off of unamortized debt issuance costs) resulting from the repurchase by a wholly-owned subsidiary in July 1999 of the Company's Senior Notes in the aggregate principal amount of $201,978. In 2000 the Company did not engage in any transactions resulting in extraordinary items.

      Net income (loss). For the reasons noted above, Net loss for the year ended December 31, 2000 was $32,855, as compared to Net income of $69,876 for the comparable period in 1999.

B. Liquidity and Capital Resources

      Since inception, the Company has sustained losses primarily due to insufficient revenue to fund start-up costs, interest expense and charges for depreciation and amortization arising from the development of its pay television systems. As of December 31, 2001, the Company had cumulative net losses of $219,630. During the periods under review, the Company required external funds to finance its capital expenditures, operating activities and make payments of principal and interest on its indebtedness. The sources of such funds have been as follows: (i) borrowings from Abril under the Abril Credit Facility, of which $6,729 was outstanding as of December 31, 2001, (ii) borrowings under lines of credit, of which $20,640 was outstanding as of December 31, 2001, (iii) net capital contributions of approximately $521,130 from shareholders, (iv) the EximBank Facility, of which $1,674 was outstanding as of December 31, 2001 (which amount was fully repaid in April 2002), (v) the Senior Notes, of which $48,022 was outstanding to unaffiliated parties as of December 31, 2001, (vi) the issuance of short term notes from time to time by an offshore subsidiary under a short term note program, of which $11,363 was outstanding as of December 31, 2001 (which amount was fully repaid in January 2002) and (vii) the disposition of non-strategic assets, including the DBS Systems and certain assets related thereto and the Company's programming-related assets, for which the Company received net cash proceeds in 1999 and 2000 of approximately $177,600 and $51,070, respectively.

      The Company's liquidity needs will arise primarily from capital expenditures, debt service requirements and, in certain periods, the funding of its working capital requirements. As of December 31, 2001, the Company had approximately $77,065 of indebtedness outstanding, primarily consisting of the Senior Notes in the aggregate principal amount of $48,022, $6,729 outstanding under the Abril Credit Facility, and short term notes in an aggregate principal amount of $11,363 (fully repaid in January 2002).

      In addition to debt service, the Company will require capital for (i) the continued funding of losses and working capital requirements, (ii) the construction and upgrade of cable networks and the installation of equipment at subscribers' locations, (iii) the construction of additional transmission and headend facilities and related equipment purchases, (iv) the development of its Internet businesses and (iv) investments in, and maintenance of, vehicles and administrative offices.

      The Company made purchases of fixed assets of $25,927, $26,716 and $30,639 in 1999, 2000 and 2001, respectively. Management estimates that $15,405 and $10,971 of capital expenditures will be required in 2002 and 2003, respectively, principally in connection with the purchase of materials and equipment, Cable and MMDS network upgrades and the development of its Internet operations. The actual amount of funds required in 2002 and 2003 may vary materially from these estimates, as a result of which additional funds could be required in the event of cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technology-driven changes.

      The Company's principal sources of liquidity are borrowings from Editora Abril and the Company's short-term borrowings (each as described below), together with net cash provided by operating activities. However, until sufficient cash flow is generated from operations, the Company will be required to utilize its current sources of debt funding to satisfy its liquidity needs. In November 2001, the Company's shareholders approved the capitalization of outstanding loans in the aggregate principal amount of $123,159 under the Abril Credit Facility. This capitalization lowered the Company's leverage ratio and improved its borrowing capacity under existing and new lines of credit. The Company had approximately $634 of cash and cash equivalents as of December 31, 2001.

      For the year ended December 31, 2001, net cash provided by operating activities was $11,612, primarily as the result of the net loss for the year of $75,817, which was partially offset by $33,053 of Depreciation and a foreign currency transaction loss of $11,067. For the year ended December 31, 2001, net cash provided by investing activities was $3,906, as the result of the collection of a $28,236 promissory note attributable to the DBS sale and $14,554 net repayments of loans to related companies, partially offset by capital expenditures for the purchase of fixed assets of $30,639. The purchases of fixed assets were principally related to the expansion of Cable and MMDS networks, the purchase of reception equipment, which includes hardware, materials and labor used for new subscriber installations and decoders, and the development of the Company's Internet operations. For the year ended December 31, 2001, net cash used in financing activities was $33,739, consisting principally of repayments of loans from banks, shareholders and related companies.

      The Abril Credit Facility allows the Company to borrow up to $60,000 on a revolving basis. Since June 1996, the Company has from time to time requested, and Abril has provided, funds in excess of $60,000. The loans are generally denominated in reais and bear interest at a rate equal to a percentage of the CDI rate, the Brazilian interbank lending rate, adjusted at the beginning of each month. In November 2001, the Company's shareholders approved the capitalization of outstanding loans in the aggregate principal amount of $123,159 under the Abril Credit Facility. As of December 31, 2001, the Company had $6,729 outstanding under the Abril Credit Facility.

      On December 9, 1996, TVA Sistema, as Borrower, and Tevecap, as Guarantor, entered into a credit agreement with The Chase Manhattan Bank for the financing of C-Band decoders and other related equipment (the "EximBank Facility"). The Export-Import Bank of the United States of America ("EximBank") also guaranteed 85% of the amount of the loan. The loan was made on terms customary for credits supported by EximBank to Brazilian borrowers with an interest rate of LIBOR plus a specified margin. The principal amount of the loan was $29,350, which was dispersed in two tranches, the first in April 1997 in the principal amount of $11,400 with a term of five years and the second in August 1997 in the principal amount of $17,950 with a term of 4.5 years. As of December 31, 2001, the principal amount outstanding under the EximBank Facility was $1,674. This amount was fully repaid in April 2002.

      On November 26, 1996, Tevecap raised funds in foreign markets through a private placement of $250,000 12 5/8% Senior Notes (the "Senior Notes") maturing on November 26, 2004 and guaranteed by certain of Tevecap's subsidiaries. The Senior Notes were subsequently registered under the Securities Act pursuant to Exchange Offers in May and December 1997. Concurrently with the consummation of the DBS Sale in July 1999, as described above, the net proceeds to the Company from the DBS Sale were used by the Company to repurchase, through a wholly-owned subsidiary, Senior Notes in the aggregate principal amount of $201,978. In addition, the Company obtained a consent from holders of the Senior Notes to amend the restrictive covenants contained in the terms of the Senior Notes. See
Item 10, "Additional Information--Material Contracts--DBS Sale, Tender Offer and Consent Solicitation."

      In December 2000, the Company, through TVA Inc., a wholly-owned subsidiary established a $50,000 Guaranteed Short Term Note Program under which TVA Inc. may issue notes (guaranteed by the Company) in the international capital markets from time to time. Notes issued under the program can have maturities of up to two years. Since inception of the Program, TVA has issued a total of $10,443 under the program. As of December 31, 2001, $11,363 was outstanding under the Program (including accrued but unpaid interest), which amount was fully repaid in January 2002.

      During the periods under review the Company has also raised funds through the disposition of non-strategic assets, including the DBS Systems and certain assets related thereto and the Company's programming-related assets (ESPN Brasil, HBO Brasil and Eurochannel), for which the Company received net cash proceeds in 1999 and 2000 of approximately $177,542 and $51,070, respectively. See Item 4, "Information on the Company--History and Development of the Company."

      The Company's liquidity may also be adversely affected by statutory minimum dividend requirements under applicable Brazilian law.

C. Research and Development

      The Company is not engaged in significant research and development operations. However, the Company continues to consider the utilization of its Cable and MMDS networks for the provision of other services, such as telephony services. Current ANATEL regulations permit any company meeting certain criteria to provide telephony services beginning in 2002. In addition, the Company continues to monitor the development of compression technology that would permit the Company to significantly increase the number of channels provided by its Cable and MMDS networks.

D. Trend Information

      The Company's results of operations for the three years ended December 31, 2001 have been affected by Brazilian economic conditions, including a significant devaluation of the real in 1999 and a continued devaluation through 2001. This devaluation, together with a recession in Brazil, had a significant adverse effect on the operations of the Company, and materially raised the cost of financing for the Company. In addition, the recessionary environment created difficulties in maintaining existing subscribers. These factors led the Company to implement a strategy focused on the sale of non-strategic assets, including the Company's DBS and programming-related assets. See Item 4, "Information on the Company--History and Development of the Company."

      During the year ended December 31, 2001, due to an electricity rationing program that limited economic growth in Brazil and the effects on the Brazilian economy of the Argentine economic crisis, the Brazilian economy experienced a recession, high rates of inflation and increased levels of unemployment. Despite this adverse economic environment, the Company was able to increase its pay television subscriber base by approximately 4%.

      The Company's results of operations for the year ending December 31, 2002 will be influenced generally by Brazilian economic conditions, including the possibility of adverse effects arising from Brazilian presidential elections in October 2002 and the potential implementation of additional electricity rationing programs by the Brazilian government. See Item 3, "Key
Information--Risk Factors--Factors Relating to Brazil."

      The Company's sales are also subject to seasonality. See
"--Overview--Seasonality."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

      The Company is managed by its Conselho de Administracao ("Board of Directors") and Diretoria ("Committee of Officers"). Day-to-day operations of the Company are managed by the Company's Executivos ("Executive Officers"). See
Item 10, "Additional Information--Estatuto Social."

Board of Directors

Member                                          Position                  Current Position Held Since
------                                          --------                  ---------------------------
Robert Civita.............................      President                        1994
Jose Augusto P. Moreira...................       Member                          1994
Robert Hefley Blocker.....................       Member                          1995
Roger Philip Hipskind.....................       Member                          1998
Giancarlo Francesco Civita................       Member                          1999
Francisco Savio Couto Pinheiro............       Member                          1995
Robert R. Ruggiero Jr.....................       Member                          2000
Marc Nathanson............................       Member                          2000
Mitchell R. Cohen.........................       Member                          2001
Raymond E. Joslin.........................       Member                          2000
Edgardo del Valle Rosso...................       Member                          2000

Committee of Officers

Member                                          Position                  Current Position Held Since
------                                          --------                  ---------------------------
Jose Augusto P. Moreira...................       Member                          1992
Antonio Valdemir Pereira Ramos............       Member                          1999
Marcelo Vaz Bonini........................       Member                          2001

Executive Officers

Member                                          Position                  Current Position Held Since
------                                          --------                  ---------------------------
Jose Augusto P. Moreira...................   President                           1998
Leila Abraham Loria.......................   Chief Executive Officer             1999
Marcelo Vaz Bonini........................   Chief Financial Officer             1999
Vito Chiarella Neto.......................   Customer Relationship Officer       2001
Amilton Lucca.............................   Internet Operations Officer         2001
Kunio Ohara...............................   Information Technology Officer      1999

      Roberto Civita has been President of the Board of Directors since 1994. Mr. Civita has been Chairman and Chief Executive Officer of Abril since 1990 and previously served as its President for eight years. Mr. Civita attended Columbia University's graduate program in sociology, and holds a degree in economics, with a minor in publishing, from the University of Pennsylvania. In 1991 Mr. Civita was elected "Person of the Year" by the Brazilian American Chamber of Commerce in New York. Mr. Civita is the father of Giancarlo Francesco Civita.

      Jose Augusto P. Moreira has been a member of the Board of Directors since 1994 and a member of the Committee of Officers since July 1992. Mr. Moreira has been associated with Abril since 1965, and currently serves as Vice-Chairman of the Abril Group. Mr. Moreira has a degree in Economics from the Faculdade de Economia Sao Luis in Sao Paulo and is a graduate of the Program for Management Development at Harvard Business School.

      Robert Hefley Blocker has been a member of the Board of Directors since 1995. Mr. Blocker was associated with the Chase Manhattan Bank for 22 years, the last nine of which he served as President Director. Mr. Blocker is currently President and Managing Partner of Blocker Assessoria de Investimentos e Participacoes S.A., a consulting firm for national and multinational companies. Mr. Blocker is also a member of several other Boards of Directors, including those of Arno S.A. and the American Chamber of Commerce in Sao Paulo.

      Roger P. Hipskind has been a member of the Board of Directors since 1998. Mr. Hipskind is a member of the Board of Directors of Banco Sul America S.A. (Brazil) and a partner in Blocker Investment Advisory Ltda. Prior to his joining TVA, Mr. Hipskind served as President and member of the Board of the U.S. Brazilian Chambers of Commerce in Rio de Janeiro and Sao Paulo, respectively, and Executive Vice President of the Chase Manhattan Bank in Brazil. Mr. Hiskind holds B.A. from St. Mary's College, a Masters in Political Science from Notre Dame University and a post-graduation Economics Certificate from the U.S. Foreign Institute at the University of Wisconsin. He also has a degree in Advanced Marketing Management from the Instituto Pour L'Etude des Methodes de Direction de L'Enterprise in Switzerland.

      Giancarlo Francesco Civita has been a member of the Board of Directors since 1994. Mr. Civita has been associated with Abril since 1986, and currently oversees magazine publication operations. Mr. Civita has also served a General Director of the Programming Unit at TVA. Mr. Civita holds an M.B.A. from the Harvard Graduate School of Business Administration, as well as an undergraduate degree in Social Communication from the Escola Superior de Propaganda e Marketing in Sao Paulo. Mr. Civita is the son of Robert Civita.

      Francisco Savio Couto Pinheiro has been a member of the Board of Directors since 1995. Mr. Pinheiro is a former Secretary of Communications who has also held posts at Embratel and Radiobras, the Brazilian government-owned broadcasting company. Mr. Pinheiro is currently a consultant and General Manager of SP Communications. Mr. Pinheiro holds undergraduate and graduate degrees in telecommunications.

      Robert R. Ruggiero Jr. has been a member of the Board of Directors since 2000. Mr. Ruggiero Jr. is a member of the Investment Committee of the Compass Capital Fund and previously served as Vice President in the Chase Manhattan Bank's Merchant Banking Group. His previous experience includes assignments in the Mergers & Acquisitions Group., Mexico Corporate Finance Group and the Global Chemicals Group. Mr. Ruggiero Jr. holds a B.A. from Connecticut College and an M.A. from the Columbia University School of International Affairs.

      Marc Nathanson has been a member of the Board of Directors since 2000 and was previously a member of the Advisory Board. Mr. Nathanson is the Chairman and Chief Executive Officer of Falcon International and Falcon Holding Group, L.P., one of the largest cable TV operators in the United States. Mr. Nathanson is a 32 year veteran of the cable TV industry and a Director and member of the Executive Committee of the National Cable Television Association. He was appointed by President Clinton and confirmed by the U.S. Senate for a three year term as a member of the International Broadcasting Board of Governors of the United States Information Agency. He holds an M.A. from the University of California and a B.A. from the University of Denver.

      Mitchell R. Cohen is a managing director at Hellman & Friedman. Mr. Cohen's primary areas of focus are the media an telecommunications industries. Prior to joining the firm in 1989, Mr. Cohen was an associate in the Merchant Banking Department and the Office of the Chairman at Shearson Lehman Hutton Inc. Mr. Cohen is a director of Eastern Wireless Corporation and Falcon International Communications L.P., and a former director of VoiceStream Wireless

Corporation and Avanstar, Inc. Mr. Cohen graduated from the McIntire School of Commerce at the University of Virginia.

      Raymond E. Joslin has been a member of the Board of Directors since 2000 and was previously a member of the Advisory Board. Mr. Joslin is group head of Hearst Entertainment & Syndication and is a vice president and member of the board of directors of The Hearst Corporation. Mr. Joslin has 35 years of experience in the cable communications industry, and holds executive positions at The A&E Television Networks, The History Channel, Lifetime Television and ESPN. Mr. Joslin attended the Carnegie Institute of Technology and Harvard Business School, and holds a B.A. in Economics from Trinity College.

      Edgardo del Valle Rosso has been a member of the Board of Directors since 2000. Mr. Rosso is the Finance Vice President of Walt Disney Brasil, where he is responsible for managing and directing the finance, operations and business planning functions of the company. Mr. Rosso has worked for multinational companies, including PricewaterhouseCoopers, Pepsi-Cola and Ericsson in countries such as England, Brazil and Argentina. Mr. holds an undergraduate degree in accounting.

      Antonio Valdemir Pereira Ramos has been a member of the Committee of Officers since 1999. Mr. Pereira joined Abril in 1968 and is currently the Audit Officer of Editora Abril S.A. Mr. Pereira is also a member of the Tax Committee responsible for the corporate reorganizations and fiscal orientation for the operations of Editora Abril. Mr. Pereira graduated in Accounting and Actuarial Sciences from the Fundacao Armando Alvares Penteado, with a specialization in the areas of Auditing and Accounting.

      Leila Abraham Loria has been the Chief Executive Office of TVA since June 1999. Previously, Mrs. Loria was Business Director at the retail operation of Mesbla Lojas de Departamentos S.A. Ms. Loria also held managing positions at Wal-Mart Brasil and Galaxy Brasil and was responsible for the development and implementation of these operations in Brazil. Mrs. Loria graduated with a degree in Administration from the Fundacao Getulio Vargas Foundation in 1976. Mrs. Loria also graduated with a Masters in Administration from COPPEAD-UFRJ and an Executive MBA from APG-Amana.

      Marcelo Vaz Bonini has been the Chief Financial Officer of TVA since 1999. Mr. Bonini joined TVA in 1993 and has since then participated in joint ventures with strategic partners, the launching of bond offerings in the American market, and various corporate reorganizations (mergers, acquisitions and takeovers). Prior to his involvement in TVA, he was an auditor at Cooper & Lybrand. Mr. Bonini graduated with a degree in Accounting Sciences from the Pontificia Universidade Catolica de Sao Paulo.

      Vito Chiarella Neto has been the Customer Relationship Officer of TVA since March 2002. Mr. Neto joined the Abril Group in 1992 and worked in the comptroller's department until 1999 when he became General Manager of operations at TVA Sul. In 2000 and 2001, he was the Director of TVA's operations in Sao Paulo. Mr. Neto graduated with a degree in Accounting from the Faculdades Tibirica.

      Amilton Lucca has been the Internet Operations Officer of TVA since August 2001. Prior to his association with TVA, beginning in 1997, Mr. Lucca was responsible for telecom operations at EDS. Mr. Lucca graduated with a degree in Electric Engineering and a masters degree in Telecommunications from FAAP.

      Kunio Ohara has been the Information Technology Officer since September 1999. Mr. Ohara joined the Abril Group 1996 and worked in the areas of Technology and Production. Mr. Ohara began work as Information Technology Officer for Galaxy Brasil in 1999. Mr. Ohara has 10 years of experience working with USWEST and Abril. Mr. Ohara graduated with a masters in Administration from FGV and with an Electronic Engineering degree from ITA.

B. Compensation

      For the year ended December 31, 2001, the aggregate compensation, including bonuses, of all Directors, Officers and Executive Officers of the Company was $0.8 million. Members of the Board of Directors and the Committee of Officers do not receive a salary from the Company.

      For the year ended December 31, 2001, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to Directors, Officers and Executive Officers was $75,802.

C. Board Practices

      Members of the Board of Directors and Committee of Officers are elected for a two-year period, currently expiring on March 2004. Executive Officers are appointed and removed by the Board of Directors and do not have a stated term of office. Directors, Officers and Executive Officers do not enter into service contracts with the Company. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders--Board of Directors" and Item 10, "Additional Information--Estatuto Social."

D.       Employees

         The following table sets forth the number of officers, managers and other permanent employees of the Company as of the dates indicated.

                                                             As of December 31,
                     ---------------------------------------------------------------------------------------------------
                                 2001(*)                            2000                               1999
                     ------------------------------    ------------------------------     ------------------------------
City                 Officers  Management    Others    Officers   Management   Others     Officers   Management   Others
----                 --------  ----------    ------    --------   ----------   ------     --------   ----------   ------
Sao Paulo                 8         27          643          9          35        719           9          26        678
Rio de Janeiro           --          2           88          1           4        253           2           4        209
Curitiba                 --          2           64         --           3        121          --           3        110
Camboriu                 --          1           11         --           1         19          --           2         24
Florianopolis            --          1           12         --          --         20          --          --         27
Foz do Iguacu            --          1           13         --          --         15          --          --         19
                      -----     ------      -------     ------      ------      -----      ------      ------      -----
     Total                8         34          831         10          43      1,147          11          35      1,067
                      =====     ======      =======     ======      ======      =====      ======      ======      =====

----------
* As of December 31, 2001, the Company also employed 12 interns and 52 temporary employees compared to 47 interns and 82 temporary employees as of December 31, 2000, most of whom were located in Sao Paulo and Rio de Janeiro. These figures are not available as of the same date in 1999.

E. Share Ownership

      No Director, Officer or Executive Officer listed above owns more than 1% of the common shares of Tevecap S.A. However, Robert Civita is the owner of 99.99% of the share capital of Abril S.A., which in turn holds of 82.3% of the common shares of Tevecap S.A. See Item 7, "Major Shareholders and Related Party Transactions."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

      Tevecap has one class of capital stock, common shares, authorized and outstanding. As of December 31, 2001, 485,220,440 common shares were outstanding, representing authorized social capital of R$837,601,700. The following table sets forth, as of December 31, 2001, information regarding the beneficial ownership of Tevecap's common shares:

                                                                       Number of
                                                                     Common Shares
      Shareholder                                                        Owned           Percentage
      -----------                                                    -------------       ----------
      Abril S.A...................................................   399,582,903,748        82.3%
      Falcon International Communications (Bermuda) L.P.(a).......        27,930,827         5.7
      Hearst/ABC Video Services II(b).............................        39,342,567         8.1
      JP Morgan Partners LLC (c)..................................        18,364,122         3.7
      All directors and executive officers as a group.............                21        -(d)

      (a)   A subsidiary of Falcon International Communications L.L.C.

      (b) Each of Hearst and ABC indirectly holds a 50% equity interest in Hearst/ABC Video Services II.

      (c) 11,496,329 and 6,867,793 of the shares beneficially owned by JP Morgan Partners LLC ("JPM") are held of record by two wholly-owned subsidiaries of CMIF (the "Chase Parties"). In December 1995, CMIF sold a portion of the shares beneficially owned by it to Hearst and ABC.

      (d)   Less than 1%.

      On February 17, 1998, the shareholders approved a capital increase whereby the number of shares held by Abril increased from 111,075,318 to 140,700,748 (thereby increasing its ownership interest from 56.5% to 62.2% and reducing the ownership interests of the remaining shareholders commensurately). In addition, on November 19, 2001, the shareholders approved a capital increase whereby the number of shares held by Abril increased from 140,700,748 to 399,582,903 (thereby increasing its ownership interest from 62.2% to 82.3% and reducing the ownership interests of the remaining shareholders commensurately). Both capital increases were paid through the capitalization of loans owed by the Company to Abril under the Abril Credit Facility. In addition, the 2001 capital increase was paid through contributions of the minority interests of Abril in TVA Sul and Canbras Parana and Roberto Civita in TVA Sistema. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

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

      Event Put Options. Upon the occurrence of certain defined "triggering events" each of the Stockholders, other than Abril, may demand that Tevecap buy all or a portion of the shares of capital stock of Tevecap held by such Stockholder, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded (collectively referred to as an "Event Put"). The triggering events are: (i) the amount of capital stock held by such Stockholder exceeds the amount allowed under any legal restriction to which such Stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by Robert Civita, Abril, any of the respective affiliates of Robert Civita or Abril or Tevecap of any representation, warranty, covenant or duty made or owed pursuant to the Stockholders Agreement, the Stock Purchase Agreement, dated August 25, 1995, among Robert Civita, Abril, the Chase Parties, and certain other parties, or the Stock Purchase Agreement, dated December 6, 1995, among Tevecap, Robert Civita, Abril, HABC Parties, the Chase Parties, Falcon International and certain other parties; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) Robert Civita ceases to directly or indirectly hold without the approval of the Stockholders 31.258% of the capital stock and voting capital stock of Tevecap or he ceases to control the voting capital stock held by his affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement, dated July 22, 1994, as amended, among Tevecap, Televisao Show Time Ltda. ("TV Show Time"), TVA Brasil Radioenlaces Ltda. ("TVA Brasil") and Abril, each of which holds certain licenses covering certain operations of TVA, ceases to be valid or effective or TV Show Time, TVA Brasil or Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy or (vi) another Stockholder exercises an Event Put, other than a Regulatory Put. The price to be paid in connection with an Event Put is set at fair market value determined by appraisal or by a multiple of Tevecap's most recent quarterly earnings. However, in the event Tevecap does not have the funds to satisfy its payment obligations under an Event Put, then, subject to a number of conditions, exercising Stockholders may elect to receive special voting or non-voting preferred shares of Tevecap. These preferred shares will have priority with respect to the distribution of dividends and repurchases of shares by Tevecap. The carrying value of the redeemable shares subject to an Event Put reflect the capital contributions made by the Stockholders (other than Falcon shares also subject to a Time Put, as described below, the carrying value of which is adjusted to fair value in accordance with the probability of redemption). See Note 17 to the Company's Financial Statements.

      Time Put Options. In addition, pursuant to the Stockholders Agreement, Falcon International may demand that Tevecap buy all or any portion of the shares of capital stock of Tevecap held by Falcon International if such shares are not publicly registered, listed or traded by September 22, 2002 (the "Falcon Time Put"). The price to be paid in connection with the Falcon Time Put is fair market value determined in the same manner as an Event Put. However, in the event Tevecap does not have the funds to satisfy its payment obligations under the Time Put, then, subject to a number of conditions, Tevecap may deliver to Falcon promissory notes payable three years from the issue date thereof. In the event Tevecap is unable to satisfy its payment obligations under these promissory notes, Falcon may be entitled, subject to a number of conditions, to sell its shares of Tevecap to a third party.

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

      Board of Directors. Tevecap is governed by a board of directors with 11 members. Under the Stockholders Agreement, Abril designates six members, Falcon International designates two members, the Chase Parties together designate one member, and Hearst/ABC Parties designates one member. The final member is an independent member nominated by Abril and designated by an affirmative vote of all shareholders entitled to designate a director. The affirmative vote of members of the board representing the Chase Parties, Falcon International and Hearst/ABC Parties is required for: acquisition of ownership interests in other companies; acquisition or liens on equity in other companies or liens on assets other than in ordinary course and in aggregate less than $500,000; incurrence of indebtedness of less than one year maturity and in an amount greater than $1,000,000; incurrence of indebtedness of greater than one year maturity except trade debt and in an aggregate amount of less than $500,000; loans on advance payments; non-financial guarantees in aggregate totaling more than $100,000; transactions with affiliates; and modifications to the Service Agreement. Tevecap must obtain the approval of Hearst/ABC Parties before entering into contracts in excess of $1,000,000 in value and making any material programming decisions. Tevecap must obtain the approval of Falcon International before entering into contracts in excess of $1,000,000. Tevecap must obtain the approval of each of Hearst/ABC Parties, the Chase Parties and Falcon International before any corporate restructuring or any public offering of securities of Tevecap.

      Required Dividend. Tevecap is required by the terms of the Stockholders Agreement to pay annual dividends equal to the net cash flow of Tevecap or 25% of the net consolidated profit (as defined by Brazilian law) of Tevecap. Since inception, Tevecap has never declared a dividend.

B. Related Party Transactions

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

Transactions Among Shareholders

      On December 6, 1995, Tevecap's shareholders executed a Stock Purchase Agreement and a Stockholders Agreement relating to the investment of ABC and Hearst in the Company through Hearst/ABC Parties. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders." On that date, the Tevecap shareholders also executed a series of inter-shareholder agreements relating to, among other things, the provision of services and programming among the Company and the shareholders. These agreements supplemented other existing agreements among Shareholders. The following contracts are the principal agreements among the Company and the Tevecap shareholders (each of which, unless specified otherwise, is dated as of December 6, 1995).

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

Transactions Among Related Parties

      Publishing and Advertising

      The Company publishes a monthly magazine detailing the Company's programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 290,000 copies of the Company's monthly magazine in return for a monthly payment of approximately $151,000. The monthly magazine was distributed in accordance with a distribution agreement, dated September 1992, between the Company and Abril, pursuant to which the Company paid Abril approximately $40,000 per month. In October 2001, the Company discontinued its distribution agreement with Abril and contracted with an independent third party to provide these services.

      TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company's monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

      Abril Credit Facility

      Tevecap has entered, as the borrower, into a revolving credit facility (the "Abril Credit Facility") with Editora Abril S.A., as the lender. The Abril Credit Facility, effective December 6, 1995, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000,000. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount. Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility. As of December 31, 2001, the aggregate principal amount outstanding under the Abril Credit Facility was $6.7 million. In November 2001, Tevecap's shareholders approved the capitalization of outstanding loans in the aggregate principal amount of $123,159,000 under the Abril Credit Facility.

      Other Intercompany/Shareholder Loans

      Tevecap has used the proceeds from the Abril Credit Facility to make capital contributions to TVA Sistema, as well as to extend loans to various interrelated companies. The aggregate outstanding amounts under these loans as of December 31, 2001 were: $11.2 million to TVA Brasil; $8.0 million to Canbras TVA and its affiliates in Parana state; and $30.5 million to TVA Communications. In addition, TV Show Time has loans outstanding to Abril, which loans, as of December 31, 2001, had an aggregate outstanding amount of approximately $1.3 million.

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

ITEM 8. FINANCIAL INFORMATION

      Item 19 contains all financial statements required to be filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer Listing and Details.

      Tevecap has one class of capital stock, common shares, authorized and outstanding. The Company's common stock are not listed on any exchange and are not publicly traded. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

B. Plan of Distribution

      Not applicable.

C. Markets

      The Company's outstanding registered securities consist solely of the Company's 12"% Senior Notes due 2004 (referred to herein as the "Senior Notes") that were registered under the Securities Act pursuant to an Exchange Offer which expired on May 23, 1997 and a subsequent Exchange Offer which expired on December 10, 1997. There is no formal trading market for such securities.

      The Company does not have any publicly traded class of equity securities. See Item 9(A) above.

D. Selling Shareholders

      Not applicable.

E. Dilution

      Not applicable.

F. Expenses of the Issue

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

      Not applicable.

B. Estatuto Social

1. The Company's object, as set forth in Subsection 3 of Chapter I of its Estatuto Social, is as follows: (i) the production, acquisition, licensing, distribution, import and export of television programs; (ii) the rendering of telecommunication services, in particular pay television services, as well as other services relating to signal transmission, reception and distribution systems and television programs; (iii) advertisement and publicity exploitation; and (iv) investment in other companies, especially those in the telecommunication field.

2. The Company is managed by the Board of Directors and the Committee of Officers. Day to day management, however, is carried out by the Executive Officers. See Item 6, "Directors, Senior Management and Employees."

      The Board of Directors is composed of 11 regular members and 11 alternates, each elected by the general shareholders meeting. The Board of Directors shall meet whenever necessary and at least every three months, upon request in writing by any of its regular or alternate Directors (such request to be delivered at least ten business days before the date of the meeting and upon presentation of the agenda to be discussed). The meeting of the Board of Directors shall be convened only with the attendance of at least six of its regular members, in person or as represented by their respective alternates. The resolutions shall be taken by the favorable vote of the majority of the Directors present at the meeting.

      The Committee of Officers comprises a minimum of two and a maximum of five members. The Committee of Officers manages the business of the Company in general and practices any and all acts necessary or advisable, except those which, pursuant to applicable law, the Estatuto Social or the Stockholders Agreement, are the responsibility of the shareholders or the Board of Directors.

      (a) There are no provisions in the Estatuto Social relating to the power of Directors or Officers to vote on a proposal in which a conflict of interest exists or may exist.

      (b) The aggregate compensation of the Board of Directors and the Committee of Officers is fixed pursuant to a General Shareholders Meeting and is distributed among the Directors and Officers as determined by the Board of Directors at a duly convened meeting.

      (c) Pursuant to Subsection 20 of Chapter V of the Estatuto Social and the Stockholders Agreement, the incurrence of the following indebtedness must be approved by all Directors appointed by minority shareholders: (i) indebtedness with a maturity of less than one year and in an amount greater than U.S.$1,000,000; and (ii) indebtedness with a maturity of more than one year (except trade debt in an aggregate amount lower than U.S.$500,000). Any other incurrence of indebtedness can be approved by a majority of the Directors present at a meeting of the Board of Directors or by any two Officers in the ordinary course of business.

      (d) There are no provisions in the Estatuto Social setting forth age limits or retirement requirements for Directors and Officers. Directors are elected for a period of two years (with the opportunity of reelection) by a shareholders meeting and remain as Directors until the appointment of their respective successors. In case of a vacancy, a general shareholders meeting shall be called to elect a substitute.

      Officers are elected by the Board of Directors for a period of two years and can be reelected. In case of a vacancy, a meeting of the Board of Directors shall be immediately called to elect the substitute, who shall complete the term of the Officer so replaced.

      (e) All Directors, whether regular or alternates, must be shareholders of the Company, although the Estatuto Social does not require ownership of a minimum number of shares to qualify as a Director. Officers do not need to be shareholders of the Company.

3. The Company's capital is divided into and represented by 485,220,440 shares, all of which are common shares entitled to one vote in shareholders meetings.

      (a) There are no provisions in the Estatuto Social setting forth a time limit for dividend entitlements to lapse. All shares are entitled to the same dividend payments. Under Brazilian law, the Company is required to pay dividends in an amount equal to 25% of its net consolidated profit (as defined by Brazilian law). In addition, upon resolution of the Board of Directors, interim dividends may be distributed out of net profits declared in annual or semiannual financial statements.

      (b) There are no provisions in the Estatuto Social concerning staggered intervals for the reelection of Directors or permitting or requiring cumulative voting.

      (c) All shares have the right to share in the Company's net profits. At the end of any fiscal year, from the net profits earned, 5% shall be deducted to from the legal reserve (which shall not exceed 20% of outstanding social capital).

      (d) All shares have the same right to share any surplus in case of a liquidation of the Company after settlement of all outstanding debts. In the event of liquidation, a general shareholders meeting shall determine the form of liquidation, appoint the liquidator and an audit committee to operate during the liquidation period.

      (e) The resolutions of a general shareholders meeting authorizing the purchase or redemption of the Company shares shall comply with the provisions in the Stockholders Agreement governing resolutions at general shareholders meetings.

      (f) There are no sinking fund provisions in the Estatuto Social.

      (g) All of the Company's shares are issued and fully paid. Consequently, the shareholders are not subject to further capital calls.

      (h) There are no provisions in the Estatuto Social discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

4. In order to modify the rights of shareholders, the Estatuto Social must be amended to reflect such modification. The Estatuto Social can be amended only through a resolution passed at a general shareholders meeting.

5. General shareholders meetings can be ordinary or extraordinary. Ordinary general shareholders meetings shall be held within four months following the closing of the fiscal year, whereas the extraordinary general shareholders meetings are held whenever necessary. All general shareholders meetings shall be called by the Board of Directors. Only the shareholders whose shares are subscribed to in their respective names, in the applicable register, up to three days before the date fixed for the general shareholders meeting, may participate and vote in such meeting.

6. Under Brazilian law, non-Brazilians are not entitled to own on a combined basis more than 49% of the voting stock of the Company.

7. There are no provisions in the Estatuto Social that would have the effect of delaying, deferring or preventing a change in control of the Company. However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders. The Stockholders Agreement also contains other transfer restrictions relating to the Company's shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

8. There are no provisions in the Estatuto Social governing the ownership threshold above which shareholders ownership must be disclosed.

9. Brazilian corporate law is significantly different from U.S. corporate law in a number of areas. The Brazilian form of Articles of Incorporation (Estatuto Social) includes both the Anglo-Saxon concept of Articles of Incorporation and the concept of "by-laws." Tevecap S.A., like other large Brazilian companies, has a two-tier governance system, which typically involves a management or executive board (Committee of Officers) and a supervisory board (Board of Directors). The Committee of Officers is the executive body. Its members are appointed by the Board of Directors and are employed by the Company. The Board of Directors has supervising and advising functions only. Its members are representatives of shareholders and cannot be employed by the Company. The Board of Directors' duties include supervision of the Committee of Officers and the general course of business of the Company. The Board of Directors also performs advisory functions vis-a-vis the Committee of Officers.

10. There are no provisions in the Estatuto Social imposing more stringent conditions than those required by law to change the capital of the Company. However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders. The Stockholders Agreement also contains other transfer restrictions relating to the Company's shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

C. Material Contracts

DBS Sale

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

      Pursuant to the GLA Purchase Agreement, the Company agreed to sell all of its interests in the following entities and assets to DLA and Darlene
Investments:

      o a 10% equity interest in LA, which the Company owned through its British Virgin Islands subsidiary, TVA Communications Ltd.;

      o a 20.5% equity interest in SurFin Ltd. , a Bahamian limited liability company engaged in financing activities related to DIRECTV service throughout Latin America;

      o certain promissory notes in the aggregate principal amount of $7,124,800, representing indebtedness of California Broadcast Center LLC ("CBC"), a Delaware limited liability company the principal asset of which is a GLA satellite uplink facility; and

      o the CBC Class B Unit Purchase Warrants (# W-3), dated as of April 11, 1997, convertible into equity interests in CBC.

      The net cash proceeds to the Company at the closing of the DBS Sale, which occurred in July 1999, were approximately $177.6 million. The total consideration received by the Company was comprised of the net cash received at closing, a promissory note in the principal amount of $25.5 million (which was fully paid in August 2001), the assumption of certain dollar and real-denominated indebtedness and the release of certain guarantees given by the Company and one of its subsidiaries in respect of certain obligations of Galaxy Brasil.

Tender Offer and Consent Solicitation

      Concurrently with the consummation of the DBS Sale, the net proceeds to the Company from the DBS Sale were delivered to The Chase Manhattan Bank, as Depositary, to fund a tender offer and consent solicitation (the "Offer") relating to TVA's $250,000,000 12 5/8% Senior Notes due 2004 (the "Senior Notes"). Pursuant to the Offer, a wholly-owned subsidiary of the Company purchased Senior Notes in the aggregate principal amount of $201,978,000 and the Company obtained a consent from holders of the Senior Notes to broadly amend the restrictive covenants contained in the terms of the Senior Notes.

D. Exchange Controls

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

      The Brazilian Government currently restricts the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies other than in connection with certain authorized transactions. There can be no assurance that the Brazilian Government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting the Company's access to foreign currency that would be required to meet its foreign currency obligations, including payments under the 12 5/8% Senior Notes due 2004 issued by Tevecap in November 1996. The likelihood of the imposition of such restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the International Monetary Fund and political constraints to which Brazil may be subject.

      For a description of the foreign exchange markets in Brazil, see Item 3, "Key Information--Selected Financial Data--Exchange Rates." See also "Risk Factors--Factors Relating to Brazil."

E. Taxation

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

      Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). The earnings of branches of foreign companies and non-Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the Senior Notes and the price at which the Senior Notes are redeemed) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. If the beneficiary of the payment is located in a country in which the effective tax rate on net income is lower than 20%, the withholding rate is 25%. Notwithstanding the foregoing, the applicable withholding tax rate for negotiable instruments such as the Senior Notes was reduced to zero, pursuant to Resolutions 1853 of July 31, 1991 and 644 of October 22, 1980 of the Central Bank, subject to Central Bank Circular 2661 of February 8, 1996, which restricts such withholding tax reductions to negotiable instruments having a minimum maturity of 96 months. As a result, since the Senior Notes have an original maturity of 96 months, such reduction will apply to payments of interest and other income with respect to the Senior Notes.

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

      On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF"). Based on such Amendment, Law No. 9,311 of October 24, 1996 ("Law 9,311") was enacted, creating the CPMF tax. Under Law No. 9,311, as amended, all financial debit and money transfers through Brazilian bank accounts effected as from January 23, 1997 until December 31, 1998, including payments made by the Company with respect to the Senior Notes, will be subject to the assessment of the CPMF tax at the rate of 0.2%. Funds arising from the collection of CPMF tax will be applied only in the public health system. Since January 23, 1999, CPMF was extinguished and Congress approved Constitutional Amendment No. 21, on March 19, 1999, in order to reestablish CPMF at the rate of 0.38%, starting on June 19, 1999, for a period of one year, and subsequently at the rate of 0.38%, for a period of two years. The Constitutional Amendment No. 37 of June 2001 extended the CPMF leviance until December 31, 2004 at 0.38%.

      There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the Senior Notes).

United States

      The following is a summary of the material United States Federal income tax consequences to a beneficial owner of the Senior Notes that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof, an estate the income of which is subject to United States Federal income taxation regardless of its source or a trust for which a court within the United States is able to exercise primary supervision over its administration and for which one or more U.S. fiduciaries have the authority to control all substantive decisions, as well as other persons subject to United States Federal income taxation on a net income basis in respect of the purchase, ownership and disposition of a Note ("U.S. Holders"). Such tax treatment may vary depending upon the particular situation of a U.S. Holder. This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the United States Federal income tax laws (such as individual retirement accounts and other tax deferred accounts, banks, securities broker-dealers, life insurance companies, tax-exempt organizations, foreign persons, persons whose "functional currency" is other than the U.S. dollar or persons that hold Senior Notes as part of a "straddle" or "conversion transaction" or otherwise as part of a "synthetic asset") and is limited to investors which hold Senior Notes as capital assets. In addition, this summary is limited to U.S. Holders that acquire the Senior Notes at their issue price and does not address investors that purchase Senior Notes at a premium or market discount. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder (the "Regulations"), revenue rulings, court cases, and other legal authorities as now in effect (or proposed) and as currently interpreted, and does not take into account possible changes in such tax laws or other legal authorities or such interpretations. No rulings on any of the issues discussed below will be sought from the United States Internal Revenue Service (the "IRS").

      PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES OF A PURCHASE AND SALE OF NOTES, INCLUDING, WITHOUT

LIMITATION, (I) THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS TO WHICH THEY MAY BE SUBJECT, AND OF ANY POSSIBLE LEGISLATIVE OR ADMINISTRATIVE CHANGES IN LAW, (II) THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE POSSIBLE DEDUCTION BY THE ISSUER OF BRAZILIAN TAXES (AND OF THE PAYMENT BY THE ISSUER OF ADDITIONAL AMOUNTS WITH RESPECT THERETO) FROM PAYMENTS ON THE NOTES, (III) THE AVAILABILITY FOR UNITED STATES FEDERAL INCOME TAX PURPOSES OF A CREDIT OR DEDUCTION FOR ANY BRAZILIAN TAXES SO DEDUCTED AND
(IV) THE CONSEQUENCES OF PURCHASING THE NOTES AT A PRICE OTHER THAN THEIR ISSUE PRICE.

      Interest on the Senior Notes

      Interest on the Senior Notes will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for tax purposes. The amount includible in the income of a U.S. Holder will be the gross amount of interest, including any Additional Amounts, if any, payable to holders of Senior Notes (i.e., the amount before deduction of any Brazilian withholding taxes).

      Disposition of a Note

      Generally, any sale, redemption or other taxable disposition of a Note by a U.S. Holder will result in taxable gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other distribution (other than consideration attributable to accrued interest not previously taken into account, which consideration would be treated as interest received) and (2) the U.S. Holder's tax basis in the Note. Any gain or loss upon a sale or other disposition of a Note will be capital gain or loss (which will be long-term if the Note is held for more than one year).

      Effect of Brazilian Withholding Taxes

      It is believed that payments with respect to a Note will not be subject to Brazilian withholding tax unless the Note is redeemed prior to November 26, 2004. See "--Brazil." In the case of any Note which is so redeemed, withholding taxes in respect of interest previously paid may be imposed by Brazil at the time of redemption. Any Brazilian tax withheld generally will be treated as a foreign income tax that U.S. Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, to credit against their United States Federal income tax liability. No such deduction or credit will be available to the extent Brazil pays a subsidy to a U.S. Holder, a related person or Tevecap, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future. For purposes of determining a U.S. Holder's United States foreign tax credit, the gain or loss on the sale, redemption or other taxable disposition of a Note will generally constitute United States source income. Interest (including any Additional Amounts payable by Tevecap) will generally constitute foreign source passive income or financial services income for United States foreign tax credit purposes. However, if a Note is redeemed prior to November 26, 2004, and payments with respect to the Note are subject to Brazilian withholding tax imposed at a rate of 5% or more, the IRS might retroactively treat interest paid with respect to the Note as high withholding tax interest. In any event, because the amount of foreign taxes for which the foreign tax credit may be taken for the taxable year is generally limited to an amount equal to the U.S. Holder's United States Federal income tax rate multiplied by its foreign source income for the taxable year, a U.S. Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such Brazilian withholding taxes (but such U.S. Holder may be entitled to utilize the foreign tax credit attributable to such withholding taxes for the holders' previous two or succeeding five taxable years, or such withholding taxes may instead be deductible by the U.S. Holder). A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Senior Notes in order to claim a foreign tax credit in respect of such withholding tax.

      Information Reporting and Backup Withholding

      For each calendar year in which the Senior Notes are outstanding, each DTC participant or indirect participant holding an interest in a Note on behalf of a U.S. Holder and each paying agent making payments in respect of a Note will generally be required to provide the IRS with certain information, including such U.S. Holder's name, address and taxpayer identification number (either such U.S. Holder's Social Security number or its employer identification number, as the case may be), and the aggregate amount of interest and principal paid to such U.S. Holder during the calendar year. These reporting requirements, however, do not apply with respect to certain U.S. Holders, including corporations, securities dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts, individual retirement accounts.

      In the event that a U.S. Holder fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, the direct or indirect DTC participant holding such interest on behalf of such U.S. Holder or paying agent making payments in respect of a Note may be required to "backup" withhold a tax equal to 31% of each payment of interest and principal with respect to the Senior Notes. This backup withholding tax is not an additional tax and may be credited against the U.S. Holder's United States Federal income tax liability if the required information is furnished to the IRS.

F. Dividends and Paying Agents

      Not applicable.

G. Statement by Experts

      Not applicable.

H. Documents on Display

      The Company is a foreign issuer subject to the reporting requirements of the Exchange Act and the rules and regulations thereunder. The Company files reports with the Securities and Exchange Commission (the "Commission") in electronic format via EDGAR. These reports can be accessed through the Commission's website (www.sec.gov) and can also be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Room 1024, Washington, DC 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of such materials may be obtained at prescribed rates. Other information regarding the Company can be accessed through the Company's website (www.tva.com.br). All information obtained through the Company's website is expressly not incorporated by reference herein.

I. Subsidiary Information

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company is subject to foreign currency exchange rate risk and interest rate risk. As of December 31, 2001, Tevecap had dollar-denominated debt of U.S.$64.7 million which is due as follows:

                                                     Principal
                                               ----------------------
                                               (thousands of dollars)
         2002                                         15,652
         2003                                          1,073
         2004                                         48,022
         2005                                             --
         2006 and thereafter                              --
                                                     -------
                                                     $64,747
                                                     =======

      During January 1999, the Brazilian real experienced a significant devaluation after the Central Bank abandoned the exchange band within which the real was permitted to trade. Since that time, the exchange rate has been volatile, ranging up to R$2.80 per U.S. dollar. See Item 3, "Key
Information--Selected Financial Data--Exchange Rates."

      Although the Company's reporting currency is the U.S. dollar, the cash flow required to service its indebtedness is generated in local currency, Brazilian reais (R$). Using the year end 2001 exchange rate (R$2.3204 per U.S.$1.00), the cash flow in reais to pay the interest (U.S.$1.4 million) and principal due in 2002 would be R$3.3 million and R$33.0 million, respectively. A devaluation of the real to R$2.70 per U.S. dollar would require cash flow of R$3.9 million and R$38.4 million, respectively. If the real devalued to R$3.00 per U.S. dollar, the cash flow in reais to pay the interest and principal due in 2002 would be R$4.3 million and R$42.6 million, respectively.

      The Company is also subject to interest rate risk on its loans in local currency. As of December 31, 2001, the Company had $6.7 million of loans from an affiliate denominated in Brazilian reais, which bears interest at the average cost of funds of the affiliate. The majority of the affiliate's debt is in reais and bears interest at the CDI rate (the interbank certificate of deposit rate in Brazil), plus 0.5%.

      During 2001, the CDI rate ranged from 15.1% to 17.3%. The average rate for the year was 16.2%, and the rate at December 31, 2001 was 17.29%. If the CDI rate rose to 25%, interest payments on the $6.7 million would be approximately $1.7 million annually. If the CDI rate rose to 30%, the annual interest payments would be $2.0 million. Most of the interest due on these loans in the past has been added to principal rather than paid in cash.

      The Company does not hedge any of its market risks (other than entering into certain programming agreements that place ceilings on the dollar/real exchange rate used to calculate monthly programming costs) and does not utilize derivative financial instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

      Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. [RESERVED]


ITEM 16. [RESERVED]


                                    PART III

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

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                                                   Page
                                                                                                   ----

TEVECAP S.A. AND SUBSIDIARIES - Consolidated Financial Statements Together
         with Independent Auditors' Report - December 31, 2001 and 2000...........................F-1


TVA SISTEMA DE TELEVISAO S.A. - Financial Statements Together
         with Independent Auditors' Report - December 31, 2001 and 2000...........................F-50


TVA SUL PARANA LTDA. AND SUBSIDIARY - Consolidated Financial Statements Together
         with Independent Auditors' Report - December 31, 2001 and 2000...........................F-75


CCS--CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTDA. -
         Financial Statements Together with Independent Auditors' Report - December 31, 2001 and 2000............................................................................F-97


                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVECAP S.A.

By: /s/ Marcelo Vaz Bonini
    -------------------------------
Name:    Marcelo Vaz Bonini
Title:   Officer

By: /s/ Vito Chiarella Neto
    -------------------------------
Name:    Vito Chiarella Neto
Title:   Officer

Date:    July 15, 2002

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

      Canbras Parana: Canbras Parana Ltda., a Brazilian limitada, in which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

      Canbras TVA: The operations of Canbras TVA Cabo, TV Cabo Santa Branca and Canbras Parana, in each of which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

      Canbras TVA Cabo: Canbras TVA Cabo Ltda., a Brazilian limitada, in which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

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

      DBS: Direct broadcast satellite service, operating in C-Band or Ku-Band width, by which television programming is transmitted to individual dwellings, each served by a single satellite dish.

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

      DLA: DIRECTV Latin America, Inc. a California corporation wholly-owned by Hughes Communications Inc. that holds a 77.8% equity interest in GLA.

      ESPN Brasil: Programming provided by ESPN Brasil Ltda., an indirect subsidiary of ESPN, Inc. , in which ABC has an 80% equity interest and Hearst has a 20% equity interest.

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

      Globo Par: Globo Comunicacoes e Participacoes Ltda.

      Guarantors: TVA Sistema de Televisao S.A., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Programadora Ltda., TVA Network Ltda. and TVAPAR S.A.

      HABC II: Hearst/ABC Video Services II, a Delaware general partnership jointly owned by Hearst and ABC, which partnership holds a 15.3% equity interest in Tevecap.

      HBO Brasil: Programming provided by HBO Brasil Partners.

      HBO Brasil Ltda: A Brazilian limitada, wholly owned by HBO Brasil Partners, that distributes HBO programming in Brazil.

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

      Securities Act: United States Securities Act of 1933, as amended.

      Senior Notes: Tevecap's 250,000,000 12 5/8% Senior Notes due 2004 issued on November 26, 1996.

      Stockholders: HABC II, CPL, Robert Civita, Abril, the Chase Parties and Falcon International.

      Stockholders Agreement: Stockholders Agreement, dated December 6, 1995, among the Stockholders.

      Telecommunications Code: The Brazilian Telecommunications Code of 1962, as amended.

      Tevecap: Tevecap S.A.

      TV Cabo Santa Branca: TV Cabo Santa Branca Comercio Ltda., a Brazilian limitada, in which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

      TV Filme: TV Filme, Inc., a Delaware corporation in which, as of December 31, 1999, Tevecap held a 14.7% equity interest, Warburg, Pincus Investors, L.P. held a 38.8% equity interest, members of the Lins family held a 16.2% equity interest, public stockholders held a 28.15% equity interest and certain individuals held the remaining 2.15% equity interest. Upon the implementation of a restructuring agreement with creditors, Tevecap's equity interest in TV Filme was reduced to approximately 0.7%.

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

      TVA Sistema: TVA Sistema de Televisao S.A., a Brazilian corporation in which Tevecap holds a 100% equity interest.

      TVA Sul: The operations of TVA Sul Parana Ltda., a Brazilian limitada in which TVA holds a 100% equity interest, and CCS-Camboriu Cable System de Telecomunicacoes Ltda., a Brazilian limitada in which TVA Sul Parana Ltda. holds a 60% equity interest and an unaffiliated third party holds the remaining 40% equity interest.

      UHF: Broadcast of a television signal at an ultra-high frequency over a given geographical area.

      VCR: Video cassette recorders.

Tevecap S.A. and Subsidiaries

Consolidated Financial Statements Together with
Independent Auditors' Report

As of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001

                                  TEVECAP S.A.

                                AND SUBSIDIARIES

                   Index to Consolidated Financial Statements

Contents

                                                                           Page

Independent Auditors' Report                                                F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000                F-3

Consolidated Statements of Operations for each of the three years in the
    period ended December 31, 2001                                          F-5

Consolidated Statements of Changes in Shareholders' Deficit and Redeemable
    Common Stock for each of the three years in the period ended
    December 31, 2001                                                       F-7

Consolidated Statements of Cash Flows for each of the three years in the
    period ended December 31, 2001                                          F-8

Notes to The Consolidated Financial Statements                              F-10

Independent Auditors' Report

To the Shareholders and Directors of

TEVECAP S.A.

We have audited the accompanying consolidated balance sheets of TEVECAP S.A. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' deficit and redeemable common stock and cash flows for each of the three years in the period ended December 31, 2001, all expressed in United States dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tevecap S.a. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Sao Paulo, Brazil,

June 17, 2002

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2001 and 2000
in thousands of U.S. dollars


                                                                     December 31,
                                                               ----------------------
                                                                 2001          2000
                                                               --------      --------
                                   ASSETS
Current assets
    Cash and cash equivalents                                  $    634      $  1,609
    Accounts receivable, net (Footnote 3)                         6,474         7,737
    Inventories, net (Footnote 4)                                11,117        12,501
    Prepaid and other assets (Footnote 5)                         2,198         4,063
    Accounts receivable from related parties (Footnote 6)           232            96
    Promissory note                                                  --        27,744
    Other accounts receivable (Footnote 7)                        1,431         8,813
                                                               --------      --------

                 Total current assets                            22,086        62,563
                                                               --------      --------

Property, plant and equipment, net (Footnote 10)                149,594       182,511
Investments (Footnote 9)
    Equity basis                                                    549            --
    Concessions, net                                              5,365         7,919
Loans receivable from related companies (Footnote 6)              6,911        17,532
Debt issuance costs, net (accumulated amortization;
    2001- $ 3,905; 2000- $ 3,416)                                   937           640
Judicial deposits                                                13,028         8,192
Other                                                               364            --
                                                               --------      --------

                 Total assets                                  $198,834      $279,357
                                                               ========      ========

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets, continued

December 31, 2001 and 2000
in thousands of U.S. dollars

                                                                                       December 31,
                                                                                 -------------------------
                                                                                    2001            2000
                                                                                 ---------       ---------
                            LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
    Loans (Footnote 11)                                                          $  21,241       $  33,071
    Film suppliers                                                                  11,458           5,122
    Other suppliers                                                                  6,206           9,004
    Taxes payable other than income taxes (Footnote 13)                              5,209           5,457
    Accrued payroll and related liabilities                                          1,560           2,470
    Advance payments received from subscribers                                         204             253
    Other accounts payable (Footnote 12)                                             2,019           1,963
                                                                                 ---------       ---------

                 Total current liabilities                                          47,897          57,340
                                                                                 ---------       ---------

Long-term liabilities
    Loans (Footnote 11)                                                             49,095          49,691
    Loans payable to related companies (Footnote 6)                                  6,729         141,122
    Taxes payable other than income taxes (Footnote 13)                             28,515          29,468
    Provision for claims (Footnote 18)                                               1,697           2,546
    Liability to fund equity investees (Footnote 9)                                  3,219           7,938
                                                                                 ---------       ---------

                 Total long-term liabilities                                        89,255         230,765
                                                                                 ---------       ---------

Commitments and contingencies (Footnotes 16 and 18)

Minority interest                                                                    1,194           2,041
Redeemable common stock, no par value, 85,637,526 shares authorized,
         issued and outstanding as of December 31, 2001 and 2000                   115,252         151,260
Shareholders' deficit
    Common stock, no par value, 399,582,914 and 140,700,759
       shares authorized, issued and outstanding as of December 31, 2001 and
       2000, respectively
                                                                                   371,026         242,342
     Accumulated other comprehensive income (loss)                                  16,855          (1,555)
    Accumulated deficit                                                           (442,645)       (402,836)
                                                                                 ---------       ---------

                 Total shareholders' deficit                                       (54,764)       (162,049)
                                                                                 ---------       ---------

                 Total liabilities and shareholders' deficit                     $ 198,834       $ 279,357
                                                                                 =========       =========

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Operations

for the years ended December 31, 2001, 2000 and 1999 in thousands of U.S. dollars

                                                                                        Year ended December 31,
                                                                               -----------------------------------------
                                                                                  2001            2000            1999
                                                                               ---------       ---------       ---------
Gross revenues
    Monthly subscriptions                                                      $  88,246       $  97,134       $  94,055
    Installation                                                                     270             968           1,900
    Advertising                                                                    1,005           2,503           1,597
    Indirect programming                                                              --             357           3,722
    Additional services                                                           16,413          20,049          14,924
                                                                               ---------       ---------       ---------
                                                                                 105,934         121,011         116,198
                                                                               ---------       ---------       ---------
Direct operating expenses (excluding depreciation and amortization stated
       separately below)
    Taxes on revenues                                                             15,636          13,145          12,782
    Payroll and benefits                                                           8,504           9,229           7,857
    Programming                                                                   25,749          26,104          24,166
    Transponder lease cost                                                            22           2,408           1,975
    Technical assistance                                                           1,868           2,415           1,311
    TVA magazine                                                                   2,389           2,575           2,482
    Pole rental                                                                    2,814           3,535           2,935
    Other costs                                                                    9,950           9,136           4,912
                                                                               ---------       ---------       ---------
                                                                                  66,932          68,547          58,420
                                                                               ---------       ---------       ---------
Selling, general and administrative expenses
    Payroll and benefits                                                           9,795          14,942          11,425
    Advertising and promotion                                                      5,778           7,330           3,645
    Rent                                                                           1,777           2,022           2,005
    Other selling, general and administrative expenses                            12,098           9,189           8,515
                                                                               ---------       ---------       ---------
                                                                                  29,448          33,483          25,590
                                                                               ---------       ---------       ---------
Depreciation                                                                      33,053          41,622          55,174
Amortization                                                                       1,311           1,668           1,705
Other operating expense (income), net (Footnote 14)                                1,762          (2,611)         19,012
                                                                               ---------       ---------       ---------
              Loss from operations                                               (26,572)        (21,698)        (43,703)
                                                                               ---------       ---------       ---------

Interest income                                                                   (4,200)         (5,374)         (5,896)
Interest expense                                                                  37,849          45,069          22,254
Foreign currency translation loss, net                                                --              --           2,543
Foreign currency transaction loss, net                                            11,067           4,816              --
Other nonoperating expense (income), net (Footnote 15)                             2,438         (37,384)         11,055
                                                                               ---------       ---------       ---------
              Loss before income taxes, equity in affiliates, minority
                    interest, discontinued operations and extraordinary          (73,726)        (28,825)        (73,659)
                    item

Income tax expense - current (Footnote 8)                                             --           2,517             106
                                                                               ---------       ---------       ---------
              Loss before equity in affiliates, minority interest,               (73,726)        (31,342)        (73,765)
                    discontinued operations and extraordinary item

Equity in losses of affiliates, net                                                2,375           2,004           5,238
                                                                               ---------       ---------       ---------
              Loss before minority interest, discontinued operations and
                    extraordinary item                                           (76,101)        (33,346)        (79,003)

Minority interest                                                                   (284)           (491)           (678)

                                                                               ---------       ---------       ---------
              Loss before discontinued operations and extraordinary item         (75,817)        (32,855)        (78,325)
                                                                               ---------       ---------       ---------

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Operations, continued

for the years ended December 31, 2001, 2000 and 1999 in thousands of U.S. dollars

                                                                                         Year ended December 31,
                                                                                 --------------------------------------
                                                                                   2001           2000           1999
                                                                                 --------       --------       --------
Discontinued operations (Footnote 23)
         Gain on sale of discontinued operations of DBS business, including
            loss from operations during phase-out period, net of tax of $0             --             --        (94,344)

                                                                                 --------       --------       --------
              Income (loss) before extraordinary item                             (75,817)       (32,855)        16,019

Extraordinary item - gain on debt repurchase, net of tax of $0                         --             --        (53,857)
                                                                                 --------       --------       --------

              Net income (loss)                                                  $(75,817)      $(32,855)      $ 69,876
                                                                                 ========       ========       ========
              Other comprehensive income (loss) -
                          Foreign currency translation adjustment                $ 18,410       $ (1,555)      $     --
                                                                                 --------       --------       --------
              Comprehensive income (loss)                                        $(57,407)      $(34,410)      $ 69,876
                                                                                 ========       ========       ========

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Deficit and Redeemable Common Stock

for the years ended December 31, 2001, 2000 and 1999 in thousands of U.S. dollars


                                                                                  Accumulated
                                                                                      Other         Total         Redeemable
                                                       Common      Accumulated    Comprehensive  Shareholders'      Common
                                                       Stock         Deficit      Income (Loss)     Deficit          Stock
                                                     ---------     -----------    -------------  -------------    ----------
Balance as of January 1, 1999                        $ 242,342      $(466,599)      $              $(224,257)      $ 178,002

Net income for the year                                                69,876                         69,876
                                                     ---------      ---------       ---------      ---------       ---------

Balance as of December 31, 1999                        242,342       (396,723)                      (154,381)        178,002

Foreign currency translation adjustment, net of
       tax of $0                                                                       (1,555)        (1,555)

Net loss for the year                                                 (32,855)                       (32,855)

Adjustment of redeemable common
         stock to redemption price                                     26,742                         26,742         (26,742)
                                                     ---------      ---------       ---------      ---------       ---------

Balance as of December 31, 2000                        242,342      (402, 836)         (1,555)      (162,049)        151,260

Capital contribution (Footnote 6)                      128,684                                       128,684

Foreign currency translation adjustment, net of
       tax of $0                                                                       18,410         18,410

Net loss for the year                                                 (75,817)                       (75,817)

Adjustment of redeemable common
          stock to redemption price                                    36,008                         36,008         (36,008)
                                                     ---------      ---------       ---------      ---------       ---------

Balance as of December 31, 2001                      $ 371,026      $(442,645)      $  16,855      $ (54,764)      $ 115,252
                                                     =========      =========       =========      =========       =========

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2001, 2000 and 1999 in thousands of U.S. dollars

                                                                                      Year Ended December 31,
                                                                              ---------------------------------------
                                                                                2001           2000            1999
                                                                              --------       --------       ---------
Cash flows from operating activities:
   Net income (loss)                                                          $(75,817)      $(32,855)      $  69,876
   Adjustments to reconcile net income (loss) to net cash
     from operating activities
     Depreciation                                                               33,053         41,622          55,174
     Amortization                                                                1,311          1,668           1,705
     Amortization of debt issuance costs                                           192            219             219
     Write off unamortized debt issuance costs                                      --             --           5,185
     Provision for doubtful accounts                                                43         (3,775)            196
     Provision for equipment and inventory obsolescence                         (3,021)          (365)            605
     Provision for claims                                                         (849)           129          (4,004)
     Minority interest                                                            (284)          (491)           (678)
     Disposal and write-off of property, plant and equipment                     1,074          2,046          57,028
     Gain on sale of assets                                                         --        (40,454)       (159,638)
     Write-off of investments                                                       --              8           6,668
     Buy back gain of Senior Notes                                                  --             --         (70,692)
     Equity in losses of affiliates                                              2,375          2,004           5,238
     Foreign currency transaction loss, net                                     11,067          4,816              --
   Changes in operating assets and liabilities:
     Film exhibition rights                                                         --          1,278             290
     Accounts receivable                                                         1,220          3,600          12,921
     Prepaid and other assets                                                    1,865           (451)          1,564
     Accrued interest                                                           29,337         32,615          14,334
     Inventories                                                                 4,405         (1,823)          3,982
     Suppliers                                                                   3,538         (3,248)        (25,910)
     Taxes payable other than income taxes                                      (1,201)         6,178          14,513
     Accrued payroll and related liabilities                                      (910)            81          (1,568)
     Advances received from subscribers                                            (49)          (685)         (1,064)
     Other                                                                       4,263         (9,163)         (4,379)
                                                                              --------       --------       ---------
                 Net cash provided by (used in) operating activities            11,612          2,954         (18,435)
                                                                              --------       --------       ---------
Cash flows from investing activities:
   Purchases of property, plant and equipment                                  (30,639)       (26,716)        (25,927)
   Proceeds from sales of property, plant and equipment and other assets            --         43,000         177,542

   Collection of promissory note                                                28,236             --              --
   Loans to related companies                                                  (10,696)       (19,205)             --
   Repayment of loans to related companies                                      25,250          8,951           2,180
   Purchases of investments                                                     (8,245)            --          (1,789)
                                                                              --------       --------       ---------
                 Net cash provided by investing activities                       3,906          6,030         152,006
                                                                              --------       --------       ---------
Cash flows from financing activities:
   Proceeds from bank loans                                                     21.291         26,752           6,661
   Repayment of loans from banks                                               (44,842)       (17,375)       (191,948)
   Proceeds from loans from shareholders                                        13,306         25,219          63,695
   Repayments of loans from shareholders                                       (23,494)       (37,342)        (11,430)
                                                                              --------       --------       ---------
                 Net cash used in financing activities                         (33,739)        (2,746)       (133,022)
                                                                              --------       --------       ---------

Effect of exchange rate changes on cash and cash equivalents                    17,246         (6,575)             --
                                                                              --------       --------       ---------

Net increase (decrease) in cash and cash equivalents                              (975)          (337)            549
Cash and cash equivalents at beginning of the period                             1,609          1,946           1,397
                                                                              --------       --------       ---------
                 Cash and cash equivalents at end of the period               $    634       $  1,609       $   1,946
                                                                              ========       ========       =========
Supplemental cash disclosure:
   Cash paid for interest                                                     $  7,671       $  6,073       $  15,784
   Cash paid for income taxes                                                       --          2,517             106

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows, continued

for the years ended December 31, 2001, 2000 and 1999 in thousands of U.S. dollars

                                                                        Year Ended December 31,
                                                                 ------------------------------------
                                                                   2001          2000          1999
                                                                 --------      --------      --------
Supplemental noncash financing and investing activities:
    Accrued interest on related company loans refinanced
       as principal balance                                      $ 21,666      $ 27,808      $  3,835

    Transfer of monetary assets and capitalization of loans
        in exchange for shares                                    128,684            --            --

    Promissory note received in sale of DBS business                   --            --        25,500

           See accompanying notes to consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts expressed in thousands of U.S. dollars,

                           unless otherwise indicated)

1. The Company and its principal operations

1.1. General

      The consolidated financial statements have been prepared to reflect the consolidated results of Tevecap S.A. ("Tevecap") and its subsidiaries (the "Company").

      Tevecap is a holding company, the subsidiaries of which render services related to wireless cable, cable and high-speed internet, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

      As of December 31, 2001, Abril S.A. ("Abril"), a printing and distribution company, was the majority shareholder of the Company.

1.2 Significant risks and uncertainties

      The Company's consolidated financial statements for the year ended December 31, 2001 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $75,817 during the year ended December 31, 2001 and had negative working capital of $25,811 and a shareholders' deficit of $54,764 at December 31, 2001. The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash from operating and financing activities. In this regard, managements' plans include: (i) improvement in the generation of cash from operations, including a cost reduction program which was implemented in 2001; (ii) securitization of accounts receivable as a source of financing; and (iii) sales of nonstrategic assets and the discontinuation of noncompetitive businesses. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of significant accounting policies

      Significant policies followed in the preparation of the consolidated financial statements are described below:

TEVECAP S.A.

AND SUBSIDIARIES

2.1. Basis of presentation and consolidation

      a) Basis of presentation

      The consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

      b) Principles of consolidation

      The consolidated financial statements include the accounts of Tevecap and all majority-owned subsidiaries.

      Investments in affiliated companies, owned 20% to 50% inclusive, are carried at cost and adjusted for the Company's equity in undistributed earnings or losses and dividends received since acquisition. Investments in less than 20% owned affiliates are accounted for under the cost method.

      Intercompany transactions and accounts are eliminated in consolidation.

2.2. Accounting records

      As required by Brazilian Law and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (real). In order to present the consolidated financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records that are used solely for this purpose.

2.3. Currency remeasurement

      As of January 1, 2000, based on changes in the Company's capital and operational structure and a move to using the Brazilian real for a substantial portion of the Company's business, the Company changed its functional currency from the United States dollar to the Brazilian real (R$). This change was made in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation."

TEVECAP S.A.

AND SUBSIDIARIES

      Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into U.S. dollars at the average rates prevailing in the period. The resulting net translation gains and losses are reported, net of tax, in accumulated other comprehensive income (loss) in shareholders' deficit.

2.4 Consolidated financial statements

      The Company's operating subsidiaries included in the consolidated financial statements are:

                                                               Ownership Interest as of
                                                                     December 31,
                                                               ------------------------
                                                                 2001           2000
                                                               --------       --------
Owned Systems
     TVA  Distribuidora S.A. (c)                                     --         100.00%
     TVA Sistema de Televisao S.A                                100.00%         98.00%
     TVA Sul Parana Ltda                                         100.00%         86.00%
     CCS Camboriu Cable Systems de Telecomunicacoes Ltda          60.00%         51.60%
     TVAPar S.A. (c)                                                 --         100.00%
     Rede Ajato Ltda. (b)                                        100.00%        100.00%

License Subsidiary
     Comercial Cabo TV Sao Paulo Ltda. (a)                       100.00%        100.00%
     Ype Radio e Televisao Ltda. (c)                                 --         100.00%
     TVA Sistema de Televisao de Porto Alegre S.A. (c)               --         100.00%

Programming Ventures
     TVA Programadora Ltda. (c)                                      --         100.00%
     TVA Channels Ltda. (c)                                          --         100.00%
     TVA Inc.                                                    100.00%        100.00%
     TVA Overseas Ltd.                                           100.00%        100.00%
     TVA Communications Ltd.                                     100.00%        100.00%
     TVA Communications Aruba N.V. (c)                               --         100.00%
     TVA Continental S.A. (d)                                    100.00%            --
     TVA Pelicano S.A. (d)                                       100.00%            --
     TVA Network Participacoes S.A. (d)                          100.00%            --

a. 0.00149% of the common shares in this entity are owned by the controlling shareholder of the parent company pursuant to local legislative requirements.

b. On August 1, 1999, the company Rede Ajato Ltda. was created to operate in the high-speed internet market.

TEVECAP S.A.

AND SUBSIDIARIES

c. In July 2001, the Company began the corporate restructuring process by merging direct subsidiaries TVA Distribuidora S.A. and TVA Programadora Ltda., and, subsequently, indirect subsidiaries Ype Radio e Televisao Ltda., TVA Sistema de Televisao de Porto Alegre S.A., TVA Communications Aruba N.V., and TVAPar S.A. The investment acquired in TVA Channels Ltda., through the merger of TVA Programadora Ltda., was transferred to TVA Sistema de Televisao S.A., which subsequently merged that entity.

d. In September 2001, as part of the corporate restructuring process, the parent company Abril and related company Editora Abril S.A. (a company under common control with Abril) transferred their respective ownership interest in TVA Sul Parana Ltda. and TVA Sistema de Televisao S.A. to the Company. Additionally, Abril S.A. also transferred to the Company its ownership interest in TVA Continental S.A., which is the sole owner of TVA Pelicano S.A. and TVA Network Participacoes S.A.

2.5 Cash and cash equivalents

      Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.6 Financial instruments

      In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

      For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      o The fair value of certain financial assets carried at cost, including cash and cash equivalents, accounts receivable, other accounts receivable and certain other short-term assets, is considered to approximate their respective carrying value due to their short-term nature.

      o The fair value of payables to film suppliers and other suppliers, other accounts payable and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

      o The fair value of loans receivable from and loans payable to related companies approximates the carrying value, as interest on these loans is variable and based on market rates.

      o The fair value of third party loans, except for Senior Notes, approximates the carrying value as the interest rates on these loans are either fixed at a rate comparable with the current market rate or variable and based on market rates.

TEVECAP S.A.

AND SUBSIDIARIES

      o The fair value of Senior Notes represents 85% of its carrying value as of December 31, 2001 (90% of its carrying value as of December 31, 2000). Fair value is estimated based on quoted market prices.

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

2.9 Property, plant and equipment

      Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in
      Note 10.

2.10 Advertising and promotion costs

      Costs of advertising and promotion are expensed as incurred.

2.11 Recoverability of long-lived assets to be held and used

      The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is

TEVECAP S.A.

AND SUBSIDIARIES

      considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

2.12 Revenue recognition

      Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

      Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue.

      Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

      Others revenues are recognized as services are rendered.

2.13 Licenses

      Televisao Show Time Ltda. ("TV Show Time") and TVA Brasil Radioenlaces Ltda. ("TVA Brasil") hold licenses covering certain operations of the Company. The use of such licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among Tevecap, TV Show Time, TVA Brasil and Abril S.A.

      Pursuant to the Service Agreement, TV Show Time and TVA Brasil have agreed to transfer the licenses in the future, which are carried at nil value, to Tevecap at nominal cost.

2.14 Concessions

      Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years.

TEVECAP S.A.

AND SUBSIDIARIES

2.15 Deferred income taxes

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

2.16 Debt issuance costs

      Debt issuance costs are amortized over the term of the underlying debt on a straight-line basis. The results of amortization on a straight-line basis do not differ materially from those obtained by using the interest method.

2.17 Concentrations of credit risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Such concentrations of credit risk are limited due to the large numbers comprising the Company's subscriber and customer base and their dispersion across different geographic regions. As of December 31, 2001 and 2000, the Company had no other significant concentrations of credit risk.

2.18 Reclassifications

      Certain prior years amounts have been reclassified for comparative purposes.

TEVECAP S.A.

AND SUBSIDIARIES

3. Accounts receivable, net

      As of December 31, 2001 and 2000, accounts receivable were comprised of:

                                                       2001              2000
                                                     --------          --------

Subscriptions and installation fees                  $ 11,934          $ 11,368
Advertising                                               501             1,022
Programming                                               182               694
Other                                                   1,495             2,248
Provision for doubtful accounts                        (7,638)           (7,595)
                                                     --------          --------

                                                     $  6,474          $  7,737
                                                     ========          ========

      No single customer accounted for more than 10% of total accounts receivable as of December 31, 2001 and 2000.

4. Inventories, net

      As of December 31, 2001 and 2000, inventories were comprised of:

                                                       2001              2000
                                                     --------          --------

Materials and supplies                               $  9,012          $ 15,645
Imports in transit                                      2,454               226
Provision for obsolescence                               (349)           (3,370)
                                                     --------          --------

                                                     $ 11,117          $ 12,501
                                                     ========          ========

5. Prepaid and other assets

      As of December 31, 2001 and 2000, prepaid expenses were comprised of:

                                                       2001              2000
                                                     --------          --------

Advances to suppliers                                $    170          $  1,107
Prepaid meals and transportation                           69               227
Advances for imports                                    1,354             1,437
Other                                                     605             1,292
                                                     --------          --------

                                                     $  2,198          $  4,063
                                                     ========          ========

TEVECAP S.A.

AND SUBSIDIARIES

6. Related party transactions

      The following tables summarize the transactions between the Company and its related parties as of December 31, 2001 and 2000 and for the three years ended December 31, 2001:

                                                             December 31,
                                                     ---------------------------
                                                       2001              2000
                                                     --------          --------

Abril (parent company)
     Accounts receivable                             $     73          $      1
     Loans receivable                                      --            11,481
     Loans payable                                      1,292                --
     Accounts payable                                       2                --

Editora Abril S.A. (under common control with Abril)
    Accounts receivable                                    69                49
     Loans payable                                      5,437           141,122
    Accounts payable                                      264               250

Canbras TVA Cabo Ltda. (equity affiliate)
    Accounts receivable                                     6                --
    Loans receivable                                       27             5,892
    Accounts payable                                       --                 7

Parana Participacoes Ltda. (under common control with
    Abril)
    Loans receivable                                    4,721                --

Zerelda Participacoes S/C Ltda. (equity affiliate)
    Loans receivable                                    1,022                --

TV Jacaranda Ltda. (equity affiliate)
    Loans receivable                                    1,007                --

Others

    Accounts receivable                                    84                46
    Loans receivable                                      134               159
    Accounts payable                                       20                15

TEVECAP S.A.

AND SUBSIDIARIES

6. Related party transactions (Continued)

                                                      2001      2000      1999
                                                    -------   -------   -------

Abril S.A. (parent company)
   Net interest income (expense)                    $21,508   $29,690   $(3,835)
   Printing costs                                     3,087     2,763     1,447

Falcon International Communications Services Inc.
   (shareholder)
   Consulting fees                                       --       200       196

TV Filme Inc. (cost method investment)
   Programming revenue                                   --        --       184

Canbras TVA Cabo Ltda. (equity affiliate)
   Programming revenue                                   --        --       216

California Broadcast Center L.L.C. (cost method
   investment)
   Net interest income                                   --        --       197

The Company and its related parties maintain a cash management system centralized at Editora Abril S.A. The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

Loans granted to or obtained from related companies, under loan agreements, are denominated in reais and subject to variable interest of 1.01% to 1.53% per month as of December 31, 2001 (1.19 % to 1.44% per month as of December 31, 2000). There is not a defined maturity date for the loans.

Tevecap has a credit facility with Abril and Editora Abril S.A. ("Abril Credit Facility") under which Tevecap is allowed to borrow up to $60,000 on a revolving basis. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. On November 19, 2001, Abril increased the Company's capital through the capitalization of $123,159 of such borrowings and the transfer of certain monetary assets and liabilities amounting to $5,525, increasing Abril's ownership interest in the Company from 62.17% to 82.35%. As of December 31, 2001, $6,729 was outstanding under the Abril Credit Facility.

Abril has provided a guarantee for equipment imported by TVA Sistema de Televisao S.A., Rede Ajato Ltda. and TVA Sul Parana Ltda. The amount outstanding pursuant to this guarantee as of December 31, 2001 was $2,173.

TEVECAP S.A.

AND SUBSIDIARIES

7. Other accounts receivable

      As of December 31, 2001 and 2000, other accounts receivable were comprised of:

                                                       2001              2000
                                                     --------          --------

Galaxy Brasil Ltda                                   $     --          $  1,265
TVA Banda C Ltda                                           --               945
Multithematiques - Sale of Eurochannel                     --             4,036
Tax recoverable                                           559               802
Other                                                     872             1,765
                                                     --------          --------

                                                     $  1,431          $  8,813
                                                     ========          ========

8. Income taxes

      The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2001 and 2000 are as follows:

                                                       2001              2000
                                                     --------          --------

Deferred tax assets:
    Net operating loss carryforwards                 $ 74,674          $102,122
    Provision for obsolescence                            704               894
    Provision for claims                                4,281             4,877
    Other                                                 398             2,214
                                                     --------          --------

                 Total gross deferred tax asset        80,057           110,107
                                                     --------          --------

       Less valuation allowance                       (80,057)         (110,107)

                                                     --------          --------
                       Net deferred tax asset        $     --          $     --
                                                     ========          ========

There were no deferred tax liabilities as of December 31, 2001 and 2000.

TEVECAP S.A.

AND SUBSIDIARIES

8. Income taxes (Continued)

      Management has established a full valuation allowance against the deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

      As of December 31, 2001, the Company and subsidiaries have unexpirable accumulated tax losses of $219,630.

      The consolidated income taxes are different from the amount computed using the Brazilian statutory income tax rate for the reasons set forth in the following table:

                                                                                     2001            2000            1999
                                                                                   --------        --------        --------
Income (loss) before income taxes                                                  $(73,726)       $(28,825)       $(73,659)
Statutory income tax rate                                                                34%             34%             37%
                                                                                   --------        --------        --------
Computed income tax benefit                                                         (25,067)         (9,801)        (27,254)
Amortization of deferred charges                                                     (1,898)         (2,415)         (2,750)
Translation loss on tax losses                                                       15,676           6,552          34,209
Equity in (income) losses of affiliates                                             (18,067)        (27,370)            341
Capital loss on acquisition of investments                                            2,480              --              --
(Deductible) taxable devaluation gain (loss) for Brazilian statutory purposes           230           1,707         (27,839)
Depreciation                                                                          2,017           4,371           9,300
Net loss of merged companies                                                          3,069              --              --
Proposed dividend                                                                    38,022              --              --
Adjustment to accumulated tax losses                                                 15,013              --              --
Discontinued operations                                                                  --              --          54,791
Other                                                                                (1,425)            506          (1,500)
Tax loss carryforward used                                                               --           4,903              --
Increase (decrease) in valuation allowance                                          (30,050)         24,064         (39,192)
                                                                                   --------        --------        --------
Total income tax expense per consolidated statements of operations                 $     --        $  2,517        $    106
                                                                                   ========        ========        ========

Income tax expense represents amounts owed by subsidiaries calculated on a stand-alone basis, as Brazilian income tax law does not allow consolidated tax returns.

TEVECAP S.A.

AND SUBSIDIARIES

9. Investments

      Investments as of December 31, 2001 and 2000 were comprised of:

                                                         Percentage
                                                         of Control        2001           2000
                                                         ----------      --------       --------
Equity method investments                                                $    549       $     --

Liability to fund equity method investments
           Canbras TVA Cabo Ltda                             36          $  2,610       $  7,938
          Tv Jacaranda Ltda                                  21                11             --
          Zerelda Participacoes S/C Ltda                     36               598             --
                                                                         --------       --------
                                                                         $  3,219       $  7,938
                                                                         ========       ========
Concessions, net:
      Stations in South of Brazil                                        $  6,664       $  7,908
      Ype Radio e Televisao Ltda                                            4,906          5,822
      Comercial Cabo Ltda                                                   1,519          1,803
      Other                                                                    57             60
      Accumulated amortization                                             (7,781)        (7,674)
                                                                         --------       --------
                                                                         $  5,365       $  7,919
                                                                         ========       ========

TEVECAP S.A.

AND SUBSIDIARIES

10. Property, plant and equipment, net

      As of December 31, 2001 and 2000, property, plant and equipment were comprised of:

                                  Annual Depreciation Rate          December 31,
                                                             -------------------------
                                              %                 2001            2000
                                  ------------------------   ---------       ---------
Reception equipment                          20              $ 108,399       $ 116,519
Cable plant                                  10                 66,360          79,854
Machinery and equipment                      10                 55,144          58,386
Decoders                                     10                 64,100          72,710
Leasehold improvements                       25                  1,199           2,891
Furniture and fixtures                       10                  1,588           1,871
Premises                                     10                  3,490           3,901
Vehicles                                     20                  1,978           2,592
Software                                     20                 10,465           5,751
Tools                                        10                    743             838
Building                                      4                  2,920           3,462
Other                                                            3,734           4,176
Accumulated depreciation                                      (170,526)       (170,440)
                                                             ---------       ---------

                                                             $ 149,594       $ 182,511
                                                             =========       =========

11. Loans

      As of December 31, 2001 and 2000, loans were comprised of:

                                  ------------------------    ------------------------
                                      December 31, 2001          December 31, 2000
                                  ------------------------    ------------------------
                                  Short-term     Long-term    Short-term     Long-term
                                  ----------    ----------    ----------    ----------
Senior Notes due 2004 (a)         $       --    $   48,022    $       --    $   48,022
Participation Certificates (b)            --            --        25,500            --
Euro notes (c)                        10,443            --            --            --
Bank loans (d)                         9,113         1,073         5,974         1,669
Accrued interest                       1,685            --         1,597            --
                                  ----------    ----------    ----------    ----------

                                  $   21,241    $   49,095    $   33,071    $   49,691
                                  ==========    ==========    ==========    ==========

      a. On November 26, 1996, Tevecap raised funds in a foreign market through a private placement of Senior Notes amounting to $250,000. These Senior Notes mature on November 26, 2004 and are guaranteed by certain of Tevecap's subsidiaries (see Note 25). Interest thereon is at 12.625% per annum and is payable on May 25 and November 25 of each year commencing on May 25, 1997.

TEVECAP S.A.

AND SUBSIDIARIES

11. Loans (Continued)

      On July 28, 1999, the subsidiary TVA Communications Ltd. repurchased in the foreign market $201,978 aggregate principal amount of Tevecap's Senior Notes at a price of $131,201. The purchase was made at 35% less than the carrying value of the notes, which resulted in an extraordinary gain of $70,692 ($53,857 net of bank fees and write-off of unamortized debt issuance costs). As a consequence of this event, the repurchased notes are kept in the portfolio for future placement in the secondary market.

      At the time the Senior Notes were repurchased, Tevecap obtained consent from the remaining note holders to eliminate the significant restrictive covenants in the Senior Notes agreements.

b. On February 7, 2000, the Company, through its wholly-owned subsidiary, TVA Overseas Ltd. raised funds in foreign markets through a private placement of $25,500, 11.5% guaranteed participation certificates ("the participation certificates"). Each participation certificate represented a fractional undivided interest in a $25,500 promissory note ("the GLA Promissory Note") issued by GLA in favor of the Company as partial consideration for the sale by the Company to GLA of the Company's entire equity interest in Galaxy Brasil and TVA Banda C. Holders of the participation certificates, however, had no recourse to GLA for any amounts payable under the participation certificates or the GLA Promissory Note. The participation certificates were repaid at maturity in August 2001.

c. In December 2000, the Company, through TVA Inc., a wholly-owned subsidiary, established a $50,000 Guaranteed Short Term Note Program under which TVA Inc. may issue notes (guaranteed by the Company) in the international capital markets from time to time. Since inception of the program, TVA Inc. has issued a total of $10,443 Euro notes under the program. These notes have a single maturity on January 28, 2002. Interest thereon is at 11.25% per year, plus exchange rate variation, payable semiannually. The principal and accrued but unpaid interest were fully repaid in January 2002.

TEVECAP S.A.

AND SUBSIDIARIES

d.    Bank loans are comprised of the following:

                                                                                    2001                         2000
                                                                         -------------------------    -------------------------
                                                                         Short-Term      Long Term    Short-Term      Long-Term
                                                                         ----------     ----------    ----------     ----------
Banco Bradesco - revolving credit facility, interest of 2.20%
per month                                                                $    2,598             --    $    1,337             --

Banco Daycoval - revolving credit facility,  interest of 0.0985% plus
    Selic (Special system for settlement and custody) rate                    1,416             --            --             --
    (0.0691% as of December 31, 2001) per month

Banco Rural -revolving  credit facility,  interest of 0.91% plus CDI
    (Interbank Deposit Certificate) rate (0.0615% as of December              2,339             --            --             --
    31, 2001) per month

Banco do Brasil - revolving  credit  facility,  interest of 0.6% plus
   CDI rate  per month                                                          529             --            --             --

Citibank - financial leasing,  fixed in U.S. dollars, due August 28,
   2004, interest of  13% per annum                                             749          1,073            --             --

Eximbank - annual interest of LIBOR (4.88% as of December 31,
   2001) plus 0.0025%, repaid in full in April 2002                           1,674             --         4,684          1,669

Less: Accrued interest                                                         (192)            --           (47)
                                                                         ----------     ----------    ----------     ----------
Total                                                                    $    9,113          1,073    $    5,974          1,669
                                                                         ==========     ==========    ==========     ==========

e.    Annual maturities of long-term debt are as follows:

                2003                            $   762
                2004                             48,333
                                                -------

                         Total                  $49,095
                                                =======

12. Other accounts payable

      As of December 31, 2001 and 2000, other accounts payable were comprised of:

                                                       2001              2000
                                                     --------          --------

Accounts payable to related companies                $    286          $    272
Other                                                   1,733             1,691
                                                     --------          --------

                                                     $  2,019          $  1,963
                                                     ========          ========

TEVECAP S.A.

AND SUBSIDIARIES

13. Taxes payable other than income taxes

      As of December 31, 2001 and 2000, taxes payable other than income taxes were comprised of:

                                                       2001              2000
                                                     --------          --------

COFINS                                               $    413          $    564
ICMS                                                   21,968            19,225
PIS                                                        73             2,458
Tax Recovery Program - REFIS                           10,926            12,229
Other                                                     344               449
                                                     --------          --------

                                                       33,724            34,925

( - ) current liabilities                              (5,209)           (5,457)
                                                     --------          --------

                                                     $ 28,515          $ 29,468
                                                     ========          ========

      As a result of the agreement for sale of 100% in Galaxy Brasil Ltda. and TVA Banda C Ltda., the Company assumed liabilities on the negotiation date referring to taxes that were accrued as a charge to the gain determined on the sale of interest in these companies. The balance related to these taxes as of December 31, 2001 is $5,124 classified as ICMS ($8,103 as of December 31, 2000, being $6,848 classified as ICMS and $1,255 as PIS).

      On April 5, 2000, the Company opted for the REFIS (Federal Government Tax Recovery Program), established by Decree N(Degree) 3.342/00 of January 25, 2000, later changed into Law N(Degree) 9.964/00 of April 10, 2000.

      With the option for the REFIS, Tevecap is able to finance its taxes payable ($2,177) to the Federal Government for five years and its subsidiaries are able to pay such taxes ($11,138) based on 1.2% of their monthly revenues. Based on their revenue projections, the approximate timing for paying the total account is about five years. The restatement of the tax payable included in the REFIS is made based on the TJLP (Brazilian long-term interest rate).

      During the year ended December 31, 2000, the Company also renegotiated the ICMS (a state value-added tax) due with the Sao Paulo State Government. Based on the agreement, the Company will finance its taxes payable for five years.

TEVECAP S.A.

AND SUBSIDIARIES

14. Other operating expense (income), net

                                                                  2001           2000           1999
                                                                --------       --------       --------
         Write-off of assets related to cancellation of
                subscriptions                                   $     --       $  4,656       $ 18,407

         Loss on disposal of property and equipment                3,763             --             --

         Loss on sale of obsolete inventories                      1,106             --             --

         Provision (reversal of provision) for inventory
                obsolescence                                        (528)          (365)           605

         Gain on sale of Eurochannel                                  --         (6,902)            --

         Other                                                    (2,579)            --             --
                                                                --------       --------       --------

                                                                $  1,762       $ (2,611)      $ 19,012
                                                                ========       ========       ========

TEVECAP S.A.

AND SUBSIDIARIES

15. Other nonoperating expense (income), net

                                                                  2001           2000           1999
                                                                --------       --------       --------
         Write-off of investment in TV Filme Inc                      --             --          6,668

         Gain on sale of 24% equity interest in HBO Brazil
            Partners                                                  --        (40,454)            --

         Loss on sale of 50% equity interest in ESPN do               --
            Brasil Ltda                                                              --          2,139

         Other                                                     2,438          3,070          2,248
                                                                --------       --------       --------

                                                                $  2,438       $(37,384)      $ 11,055
                                                                ========       ========       ========

16. Commitments

      The Company has rented its office space through the year 2006. As of December 31, 2001, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $3,160, as follows:

                          2002                   $  632
                          2003                      632
                          2004                      632
                          2005                      632
                          2006                      632
                                                 ------

                                      Total      $3,160
                                                 ======

      During the year ended December 31, 1999, the Company's 36%-owned equity investment Canbras TVA Cabo Ltda. issued $30,000 of debt. Such debt is guaranteed by the Company. As of December 31, 2001, $18,500 of the debt is outstanding.

TEVECAP S.A.

AND SUBSIDIARIES

17. Shareholders' equity

      The changes in the number of shares of common stock and redeemable common stock during the years ended December 31, 2001, 2000 and 1999 were as follows:

                                                    Redeemable
                                                      common
                                    Common stock       stock            Total
                                    ------------    -----------      -----------

Shares as of January 1, 1999         140,700,759     85,637,526      226,338,285

Increase of capital                           --             --               --
                                    ------------    -----------      -----------

Shares as of December 31, 1999       140,700,759     85,637,526      226,338,285

Increase of capital                           --             --               --
                                    ------------    -----------      -----------

Shares as of December 31, 2000       140,700,759     85,637,526      226,338,285

Increase of capital                  258,882,155             --      258,882,155
                                    ------------    -----------      -----------

Shares as of December 31, 2001       399,582,914     85,637,526      485,220,440
                                    ============    ===========      ===========

      a) Common stock subject to redemption

      As of December 31, 2001, 17.6% of the common stock of Tevecap was subject to an Event Put (37.7% in 2000), i.e., a "triggering event" under the Stockholders' Agreement pursuant to which each of the shareholders (other that Abril) may, in certain circumstances, demand that Tevecap purchase all or a portion of its shares, unless the shares of capital stock held by such stockholders are publicly registered, listed or traded. In addition, as of December 31, 2001, 5.8% of these shares are also subject to a Time Put (12.3% in 2000) whereby, pursuant to the Stockholders' Agreement, shareholder Falcon International Communications ("Falcon") may demand that Tevecap buy all or a portion of Falcon's shares of capital stock held in Tevecap if such shares are not publicly registered, listed or traded by September 22, 2002.

      For purposes of the Event Put, triggering events are: (i) the amount of the capital stock held by a stockholder with an Event Put exceeds the amount allowed under any legal restriction to which such stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by certain specified entities/individuals of any representation, warranty, covenant or duty made or owed pursuant to certain agreements; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) the controlling shareholder of Abril ceases to directly or indirectly hold a specified percentage of Tevecap without the approval of the stockholders or ceases to control the voting capital stock held by its affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement as amended, among Tevecap, TV Show Time, TVA Brasil and

TEVECAP S.A.

AND SUBSIDIARIES

17. Shareholders' equity (Continued)

      Abril ceases to be valid or effective or TV Show Time, TVA Brasil and Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy; or (vi) another stockholder exercises an Event Put other than a Regulatory Put.

      The Company's management believes that the probability of occurrence of the triggering events, which would permit any of its shareholders to exercise their Event Put, is remote. However, a company that has public debt or equity in the United States of America, and which therefore is required to register its securities with the United States Securities and Exchange Commission, is required for accounting purposes to present redeemable equity securities separately from shareholders' equity, if redemption of such securities is beyond the control of the registrant. That presentation is required even if the likelihood of redemption is remote.

      The common shares subject to the Time Put are redeemable at fair value as determined by appraisal. Accordingly, the carrying value of such redeemable common stock is adjusted to the fair value when redemption appears probable. In the event Tevecap does not have the funds to satisfy its payment obligations under the Time Put, then, subject to a number of conditions, Tevecap may deliver to Falcon promissory notes payable three years from the issue date thereof. In the event Tevecap is unable to satisfy its payment obligations under these promissory notes, Falcon may be entitled, subject to a number of conditions, to sell its shares of Tevecap to a third party.

      b) Dividends

      The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Brazilian Corporation Law. As the Company has not recorded net income under Brazilian Corporation Law since its inception, no such dividends are payable.

18. Litigation contingencies

      The Company is party to certain legal actions arising in the ordinary course of its business which, individually or in the aggregate, are not expected to have a material adverse effect on the consolidated financial position of the Company. As of December 31, 2001, the Company had reserved $1,697 as contingent liabilities in connection with certain litigation contingencies where management and legal counsel believe that the risk of loss is probable, primarily involving claims by persons arising in connection with the termination of their employment.

TEVECAP S.A.

AND SUBSIDIARIES

18. Litigation contingencies (Continued)

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

19. Pension plan

      In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $221 for the year ended December 31, 2001 ($262 in 2000 and $201 in 1999).

20. Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to Associacao Abril de Beneficios, the company responsible for management of the plan.

      In 2001, contributions made by Tevecap and certain affiliates of Associacao Abril de Beneficios amounted to $883 ($939 in 2000 and $933 in
      1999).

TEVECAP S.A.

AND SUBSIDIARIES

21. Valuation and qualifying accounts and reserves

                                      Provision                                               Deferred
                                         For            Provision for       Provision          Taxation          Provision
                                       Doubtful           Inventory            For            Valuation             For
                                       Accounts         Obsolescence         Decoders         Allowance            Claims
                                     ------------       -------------      ------------      ------------       ------------
Balance as of January 1, 1999        $     11,174       $       3,130      $      6,375      $    125,235       $      6,421
Additions                                     196                 605                --                --                 --
Deductions                                     --                  --            (6,375)          (39,192)            (4,004)
                                     ------------       -------------      ------------      ------------       ------------
Balance as of December 31, 1999      $     11,370       $       3,735      $         --      $     86,043       $      2,417
Additions                                      --                  --                --            24,064                129
Deductions                                 (3,775)               (365)               --               --                  --
                                     ------------       -------------      ------------      ------------       ------------
Balance as of December 31, 2000      $      7,595       $       3,370      $         --      $    110,107       $      2,546
Additions                                      43                  --                --                --                 --
Deductions                                     --              (3,021)               --           (30,050)              (849)
                                     ------------       -------------      ------------      ------------       ------------
Balance as of December 31, 2001      $      7,638       $         349      $         --      $     80,057       $      1,697
                                     ============       =============      ============      ============       ============

22. Recent accounting pronouncements

      Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 (collectively, "SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that all derivative financial instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Additionally, SFAS 133 requires that changes in the fair value of derivatives be recognized in earnings unless specific hedge accounting criteria are met. As the Company does not utilize derivative financial instruments, the effect of adopting SFAS 133 on January 1, 2001 did not have a material impact on the Company's consolidated financial statements

      In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. Effective January 1, 2002, the Company adopted the provisions of each statement that apply to goodwill and intangible assets acquired prior to June 30, 2001. Based on the Company's initial analysis of SFAS 141 and SFAS 142, management believes that the implementation of these

TEVECAP S.A.

AND SUBSIDIARIES

      pronouncements will not have a material impact on the Company's consolidated results of operations or financial condition.

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the market value of the liabilities related to obligations due to the retirement of assets be recognized in the period in which they occur, if a reasonable estimate of market value is possible. Costs of asset retirement are capitalized as part of the permanent asset cost. In accordance with SFAS 143, the asset retirement obligation is discounted and an increase is recognized by using the "credit adjusted risk-free" interest rate in effect when the obligation was initially recognized. The Company is required to adopt SFAS 143 effective January 1, 2003. Based on an initial analysis of SFAS 143 requirements, management believes that the implementation of this statement will not have a material impact on the Company's consolidated results of operations or financial condition.

      In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") but maintains the fundamental provisions of SFAS 121 for (a) recognition/valuation of the provision for impairment of permanent assets to be maintained and used and (b) valuation of permanent assets to be written off due to their sale. SFAS 144 also supersedes the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business" ("APB 30") with regard to reporting the effects of a disposal of a segment of a business. The Company adopted SFAS 144 effective January 1, 2002. Based on the Company's initial analysis of the SFAS 144 requirements, management believes that the implementation of this pronouncement will not have a material impact on the Company's consolidated results of operations or financial condition.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 also amends SFAS No. 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to us. The provisions of SFAS 145 as they relate to the rescission of

TEVECAP S.A.

AND SUBSIDIARIES

      SFAS 4 will be applied effective January 1, 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. Management does not expect SFAS 145 to have a material impact on the Company's consolidated results of operations or financial condition

23. Discontinued Operations

      In July 1999, Tevecap consummated the sale of the DBS business, consisting of Galaxy Brasil, TVA Banda C and certain assets related thereto, including its interest in GLA, to GLA and the members thereof Tevecap received net proceeds of $177,600, comprised of cash, a promissory note in the principal amount of $25,500 (which was subsequently paid in 2001), the assumption of certain dollar and real-denominated indebtedness and the release of certain guarantees given by Tevecap and one of its subsidiaries in respect to certain obligations of Galaxy Brasil.

24. Segments

      Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's reportable segments are determined based on products and services provided by each segment:

      a. Pay Tv - programming packages consisting of 15 to 57 television channels;

      b.    Internet - high speed broadband internet access; and

      c. Programming - programming which concentrates Tevecap's programming interest at TVA Channels Ltda.

      During 1999 and 2000, the Company sold certain operations of the Programming segment. As a result, management changed the structure of its internal organization and transferred the remaining operations of the Programming segment to the Pay TV segment, thereby eliminating the Programming segment for 2000. It was impracticable to restate prior periods to conform to the current year presentation.

TEVECAP S.A.

AND SUBSIDIARIES

2001

                                                  Pay Tv        Internet        TOTAL
                                                 --------       --------       --------
Gross revenues                                    101,572          4,362        105,934
Direct operating expenses and SG&A expenses        87,502          8,878         96,380
Depreciation and amortization                      32,969          1,395         34,364
Other operating expense, net                        1,762             --          1,762
Interest income                                    (4,182)           (18)        (4,200)
Interest expense                                   37,830             19         37,849
Foreign currency transaction loss, net             11,038             29         11,067
Other nonoperating expense, net                     2,379             59          2,438
Income tax expense                                     --             --             --
Equity in losses of affiliates                      2,375             --          2,375
Minority interest                                    (284)            --           (284)
Net loss                                          (69,817)        (6,000)       (75,817)

Capital expenditures                               30,029            610         30,639
Total assets                                      195,852          2,982        198,834

TEVECAP S.A.

AND SUBSIDIARIES

24. Segments (Continued)

2000

                                                  Pay Tv        Internet        TOTAL
                                                 --------       --------       --------
Gross revenues                                    119,030          1,981        121,011
Direct operating expenses and SG&A expenses        90,571         11,459        102,030
Depreciation and amortization                      42,802            488         43,290
Other operating income, net                         2,611             --          2,611
Interest income                                     5,355             19          5,374
Interest expense                                   45,067              2         45,069
Foreign currency transaction loss, net              4,816             --          4,816
Other nonoperating income (expense), net           37,427            (43)        37,384
Income tax expense                                  2,517             --          2,517
Equity in losses of affiliates                      2,004             --          2,004
Minority interest                                     491             --            491
Net loss                                          (22,863)        (9,992)       (32,855)

Capital expenditures                               24,232          2,465         26,716
Total assets                                      230,016          3,594        279,357

TEVECAP S.A.

AND SUBSIDIARIES

1999

                                                                                        Discontinued
                                             Pay Tv        Internet       Programming    Operations     TOTAL
                                            --------       --------       -----------   ------------   --------
Gross revenues                               111,357            112          4,729             --       116,198
Direct operating expenses and SG&A
  expenses                                    75,559          1,649          6,802             --        84,010
Depreciation and amortization                 55,427            139          1,313             --        56,879
Other operating expense, net                  19,012             --                            --        19,012
Interest income                                5,793              1            102             --         5,896
Interest expense                              22,230             --             24             --        22,254
Foreign currency translation loss, net         2,702             --           (159)            --         2,543
Other nonoperating expense, net               11,045             --             10             --        11,055
Income tax expense                               106             --                            --           106
Equity in losses of affiliates                 4,909             --            329             --         5,238
Minority interest                                678             --                            --           678
Discontinued operations - gain on sale            --             --                        94,344        94,344
Extraordinary item - gain on debt
  repurchase                                  53,857             --                            --        53,857
Net income (loss)                            (19,305)        (1,675)        (3,488)        94,344        69,876

Capital expenditures                          25,878             --             49                       25,927
Total assets                                 278,928          1,622          9,398                      289,948

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries

      Tevecap conducts a significant portion of its business through subsidiaries. The $250,000 12 5/8% Senior Notes issued to institutional buyers in November 1996 are jointly and severally, irrevocably and fully and unconditionally guaranteed on a senior basis by all of Tevecap's direct and indirect subsidiaries except for TVA Communications Aruba N.V., TVA Channels Ltda., Rede Ajato Ltda., Ype Radio and Televisao Ltda., TVA Inc, TVA Overseas Ltd. and TVA TCG Sistema de Televisao Porto Alegre.

      Presented below is condensed consolidating financial information for: i) Tevecap on a parent company only basis; ii) the Wholly Owned Guarantor Subsidiaries; iii) the Majority-Owned Guarantor Subsidiaries; iv) Non-guarantor Subsidiaries; v) Eliminations; and vi) Consolidated Tevecap S.A. and subsidiaries.

      The equity method has been used by Tevecap, the Wholly Owned Guarantor Subsidiaries and the Majority-Owned Guarantor Subsidiaries with respect to investments in their subsidiaries.

      The following sets forth the Wholly Owned Guarantor Subsidiaries, the Majority-Owned Guarantor Subsidiaries and the Non-Guarantor Subsidiaries:

      a) Wholly-Owned Guarantor Subsidiaries

            -     TVA Distribuidora S.A.

            -     TVA Programadora Ltda.

            -     TVA PAR S.A.

            -     TVA Communications Ltd.

            -     Comercial Cabo TV Sao Paulo Ltda.

            -     TVA Sistema de Televisao S.A. (majority-owned in 2000 and
                  1999)

            -     TVA Sul Parana Ltda. (majority-owned in 2000 and 1999)

      b) Majority-Owned Guarantor Subsidiaries

            -     CCS Camboriu Cable System de Telecomunicacoes Ltda.

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

      c) Non-Guarantor Subsidiaries

            -     TVA Communications Aruba N.A.

            -     TVA TCG Sistema de Televisao de Porto Alegre S.A.

            -     Rede Ajato Ltda.

            -     TVA Channels Ltda.

            -     Ype Radio e Televisao Ltda.

            -     TVA Overseas Ltd.

            -     TVA Inc

      Separate financial statements have been presented for TVA Sistema de Televisao S.A., TVA Sul Parana Ltda and CCS Camboriu Cable System Telecomunicacoes Ltda. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001.

      During 1999, TVA Sul Participacoes S.A, TVA Sul Foz do Iguacu Ltda. and TVA Sul Santa Catarina Ltda. were merged into TVA Sul Parana Ltda.

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2001

                                                         Wholly-       Majority-
                                                          Owned          Owned           Non-
                                             Parent      Guarantor      Guarantor      guarantor
 Assets                                     Company    Subsidiaries   Subsidiaries   subsidiaries   Eliminations    Consolidated
                                        -----------    -----------    -----------    -----------    -----------     -----------
 Current assets
    Cash and cash equivalents           $         9    $       603    $        20    $         2    $               $       634
    Accounts receivable, net                     --          6,283             50            147             (6)          6,474
    Inventories, net                             --         11,043             74             --                         11,117
    Prepaid and other assets                    489          1,705              2              2                          2,198
    Accounts receivable from related
       parties                                  378             71              5            161           (383)            232
    Other accounts receivable                   123         67,296            116             54        (66,158)          1,431
                                        -----------    -----------    -----------    -----------    -----------     -----------

          Total current assets                  999         87,001            267            366        (66,547)         22,086
                                        -----------    -----------    -----------    -----------    -----------     -----------

 Property, plant and equipment, net              --        145,859          3,079          2,796         (2,140)        149,594
 Investments
    Equity basis                             63,684          1,792             --            549        (65,476)            549
    Concessions, net                          2,267          3,098             --             --             --           5,365
 Loans to related companies                 456,843         20,246            566         65,518       (536,262)          6,911
 Debt Issuance costs, net                       937             --             --             --                            937
 Dividends receivable                       184,107             --             --             --       (184,107)             --
 Judicial deposits                               --         12,829            199             --                         13,028
 Other                                           --        202,342             --             --       (201,978)            364
                                        -----------    -----------    -----------    -----------    -----------     -----------

          Total assets                  $   708,837    $   473,167    $     4,111    $    69,229    $(1,056,510)    $   198,834
                                        ===========    ===========    ===========    ===========    ===========     ===========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2001

                                                            Wholly-       Majority-
                                                             Owned          Owned           Non-
                                              Parent        Guarantor     Guarantor       Guarantor
    Liabilities and Shareholders' Equity      Company     Subsidiaries   Subsidiaries    Subsidiaries   Eliminations   Consolidated
                                            -----------   ------------   ------------    ------------   ------------   ------------
Current Liabilities
   Loans                                         66,730          9,248             --          11,421        (66,158)        21,241
   Film suppliers                                    --         11,182            276              --             --         11,458
   Other suppliers                                  251          5,714             30             218             (7)         6,206
   Taxes payable other than income taxes          1,703          3,280            155              71             --          5,209
   Accrued payroll and related liabilities           --          1,443             17             100             --          1,560
   Advance payments received from
        subscribers                                  --            199              8              (3)            --            204
   Other accounts payable                           359          1,830            147              65           (382)         2,019
                                            -----------    -----------    -----------     -----------    -----------    -----------

         Total current liabilities               69,043         32,896            633          11,872        (66,547)        47,897
                                            -----------    -----------    -----------     -----------    -----------    -----------

Long-term liabilities
   Loans                                        250,000            996             --              77       (201,978)        49,095
   Loans from related companies                  18,878        487,189             --          36,923       (536,261)         6,729
   Taxes payable other than income taxes          5,341         22,685            489              --             --         28,515
   Provision for claims                              --          1,689              3               5             --          1,697
   Dividends payable                                 --        145,361             --          38,746       (184,107)            --
   Liability to fund equity investee            289,850             --             --              11       (286,642)         3,219
                                            -----------    -----------    -----------     -----------    -----------    -----------

         Total long-term liabilities            564,069        657,920            492          75,762     (1,208,988)        89,255
                                            -----------    -----------    -----------     -----------    -----------    -----------

Minority interest                                    --             --          1,194              --             --          1,194
Redeemable common stock                         115,252             --             --              --             --        115,252
Shareholders' deficit
   Common stock                                 370,313        100,899          2,817           3,388       (106,391)       371,026

   Accumulated other comprehensive income
         (loss)                                  15,381         59,748           (949)          2,081        (59,406)        16,855
   Accumulated deficit                         (425,221)      (378,296)           (76)        (23,874)       384,822       (442,645)
                                            -----------    -----------    -----------     -----------    -----------    -----------
         Total shareholders' deficit            (39,527)      (217,649)         1,792         (18,405)       219,025        (54,764)
                                            -----------    -----------    -----------     -----------    -----------    -----------
         Total liabilities and
               shareholders' deficit            708,837        473,167          4,111          69,229     (1,056,510)        198,834
                                            ===========    ===========    ===========     ===========    ===========     ===========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                      Consolidated Statements of Operations
                      for the year ended December 31, 2001

                                                                Wholly-
                                                                 Owned      Majority-       Non-
                                                 Parent        Guarantor      Owned      Guarantor
                Description                      Company     Subsidiaries   Guarantor   Subsidiaries   Eliminations    Consolidated
                                               -----------   ------------  -----------  ------------   ------------    ------------
Gross revenues
   Monthly subscriptions                                --        84,192         2,025         2,029             --          88,246
   Installation                                         --           200            20            50             --             270
   Advertising                                          --         1,005            --            --             --           1,005
   Other                                                --        17,033           130           302         (1,052)         16,413
                                               -----------   -----------   -----------   -----------    -----------     -----------
Net revenue                                             --       102,430         2,175         2,381         (1,052)        105,934
                                               -----------   -----------   -----------   -----------    -----------     -----------

Direct operating expenses
   Taxes on revenue                                     --        14,926           553           157             --          15,636
   Payroll and benefits                               (132)        6,669            58         1,909             --           8,504
   Programming                                          24        24,577           655           493             --          25,749
   Transponder lease cost                               --            22            --            --             --              22
   Technical assistance                                 --         1,839            24             5             --           1,868
   TVA Magazine                                         --         2,369            20            --             --           2,389
   Pole rental                                          --         2,779            35            --             --           2,814
   Other costs                                          22         6,983           118         3,879         (1,052)          9,950
                                               -----------   -----------   -----------   -----------    -----------     -----------
                                                       (86)       60,164         1,463         6,443         (1,052)         66,932
                                               -----------   -----------   -----------   -----------    -----------     -----------
Selling, general and administrative expenses
   Payroll and benefits                                 22         9,586            80           107             --           9,795
   Advertising and promotion                             9         5,378            32           359             --           5,778
   Rent                                                 --         1,739             4            34             --           1,777
   Other general and administrative expenses         1,239        10,569           233            57             --          12,098
                                               -----------   -----------   -----------   -----------    -----------     -----------
                                                     1,270        27,272           349           557             --          29,448
                                               -----------   -----------   -----------   -----------    -----------     -----------

Depreciation and amortization                          646        33,159           356           580           (377)         34,364
Other operating expense, net                            --         1,757             5            --             --           1,762
                                               -----------   -----------   -----------   -----------    -----------     -----------
Operating loss                                      (1,830)      (19,922)            2        (5,199)          (377)        (26,572)
                                               -----------   -----------   -----------   -----------    -----------     -----------

Interest income                                     (3,046)      (26,607)          (65)          (19)        25,537          (4,200)
Interest expense                                    55,247         3,530           213         4,396        (25,537)         37,849
Transaction                                         44,407       (24,226)           --        (9,114)            --          11,067
Other nonoperating (expenses) income, net            5,445           329             5        (3,341)            --           2,438
                                               -----------   -----------   -----------   -----------    -----------     -----------
Income (loss) before income taxes, equity
         and minority interest                    (103,883)       27,052          (151)        2,879           (377)        (73,726)
Income taxes                                            --            --                          --            --             --
                                               -----------   -----------   -----------   -----------    -----------     -----------
Income ( loss) before equity and minority
         interest                                 (103,883)       27,052          (151)        2,879          (377)         (73,726)

Equity in (losses) of affiliates                   (22,247)           --            --           315         24,307           2,375
                                               -----------   -----------   -----------   -----------    -----------     -----------
Income (loss) before minority
        interest                                   (81,636)       27,052          (151)        2,564         23,930         (76,101)
Minority interest                                       --            --           (27)           --           (257)           (284)
                                               -----------   -----------   -----------   -----------    -----------     -----------

Net income (loss)                                  (81,636)       27,052          (124)        2,564         23,673         (75,817)
                                               ===========   ===========   ===========   ===========    ===========     ===========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 2001

                                                                  Wholly-      Majority-       Non-
                                                      Parent       Owned         Owned       Guarantor
                                                     Company    Subsidiaries  Subsidiaries  Subsidiaries  Eliminations  Consolidated
                                                     -------    ------------  ------------  ------------  ------------  ------------
Cash flows from operating activities:
Net loss                                              (75,814)       25,372           (68)       (1,702)      (23,605)      (75,817)

Adjustments to reconcile net loss to net cash
   (used in) provided by operating activities:
   Depreciation                                            --        32,493           357           580          (377)       33,053
   Amortization                                           646           665                          --            --         1,311
   Amortization of debt issuance cost                     192            --                          --            --           192
   Provision for doubtful accounts                         --         7,460        (7,281)         (136)           --            43
   Provision for equipment and inventory
     obsolescence                                          --           344        (3,365)           --            --        (3,021)
   Provision for claims                                    --         1,689        (2,019)         (519)           --          (849)
   Minority interest                                       --            --            --                        (284)         (284)
   Disposal and write-off of property, plant and           10           877             2           185            --         1,074
     equipment
   Write-off of investments                            (6,620)         (544)        5,516         1,648            --            --
   Equity in losses of affiliates                     (22,248)           41                         315        24,267         2,375
   Foreign currency transaction loss, net              44,407       (24,231)            5        (9,114)                     11,067
Changes in operating assets and liabilities:
   Accounts receivable                                     --       (13,743)       16,152           979        (2,168)        1,220
   Prepaid and other assets                               291        (1,705)        2,936           343            --         1,865
   Accrued interest                                    45,347       (23,787)          (36)        7,813            --        29,337
   Inventories                                             --       (11,387)       15,792            --            --         4,405
   Suppliers                                             (275)       16,896       (13,890)       (1,358)        2,165         3,538
   Taxes payable other than income taxes               (3,282)       25,965       (23,459)         (425)           --        (1,201)
   Accrued payroll and related liabilities                 --         1,443        (1,923)         (430)           --          (910)
   Advances received from subscribers                      --           199          (239)           (9)           --           (49)
   Other                                                4,176       (12,618)       11,974           729            (2)        4,263
                                                    ---------     ---------     ---------     ---------     ---------     ---------
Net cash (used in) provided by operating
   activities                                         (13,170)       25,429           454        (1,101)           --        11,612
                                                    ---------     ---------     ---------     ---------     ---------     ---------

Cash flows from investing activities:
   Purchase of property, plant and equipment               --       (31,857)         (151)        1,369            --       (30,639)
   Collection of promissory note                           --            --                      28,236            --        28,236
   Loans to related companies                         (79,489)      (19,853)       (1,032)      (11,145)      100,823       (10,696)
   Repayment of loans to related companies             83,187         4,516           467        11,531       (74,451)       25,250
   Purchases of investments                            (7,393)           --                        (852)           --        (8,245)
                                                    ---------     ---------     ---------     ---------     ---------     ---------
Net cash used in investing activities                  (3,695)      (47,194)         (716)       29,139        26,372         3,906
                                                    ---------     ---------     ---------     ---------     ---------     ---------

Cash flows from financing activities:
   Bank loans                                              --        10,078                      11,213            --        21,291
   Dividends receivable and payable                  (137,782)       99,036                      38,746            --            --
   Transfer of investments to dividends               188,991      (141,806)                    (47,185)           --            --
   Loans from shareholders                             13,306        71,153                      29,669      (100,822)       13,306
   Repayments of loans from shareholders              (23,494)      (39,752)                    (34,698)      (74,450)      (23,494)
    Repayments of loans from banks                     (6,391)       (9,155)                    (29,296)           --       (44,842)
                                                    ---------     ---------     ---------     ---------     ---------     ---------
Net cash provided by financing activities              34,630       (10,446)                    (31,551)      (26,372)      (33,739)
                                                    ---------     ---------     ---------     ---------     ---------     ---------

Effect of exchange rate changes                       (17,782)       32,792            26         2,210            --        17,246
                                                    ---------     ---------     ---------     ---------     ---------     ---------
Net increase (decrease) in cash and cash
   equivalents                                            (17)          581          (236)       (1,303)           --          (975)
Cash and cash equivalents at beginning of the
   period                                                  26            22           256         1,305            --         1,609
                                                    ---------     ---------     ---------     ---------     ---------     ---------
Cash and cash equivalents at end of the
   period                                                   9           603            20             2            --           634
                                                    =========     =========     =========     =========     =========     =========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2000

                                                        Wholly-       Majority-
                                                         Owned          Owned          Non-
                                          Parent       Guarantor      Guarantor      guarantor
 Assets                                  company      Subsidiaries   Subsidiaries   subsidiaries    Eliminations    Consolidated
                                       ------------   ------------   ------------   ------------    ------------    ------------
 Current assets
    Cash and cash equivalents          $         26   $         22   $        256   $      1,305    $         --    $      1,609
    Accounts receivable, net                     --             --          8,919            990          (2,172)          7,737
    Inventories, net                             --             --         12,501             --              --          12,501
    Prepaid and other assets                    780             --          2,938            345              --           4,063
    Accounts receivable from related
       parties                                  674              3          2,535          3,181          (6,297)             96
    Promissory note                              --             --             --         27,744                          27,744
    Other accounts receivable                 1,636         40,658          6,987            190         (40,658)          8,813
                                       ------------   ------------   ------------   ------------    ------------    ------------

          Total current assets                3,116         40,683         34,136         33,755         (49,127)         62,563
                                       ------------   ------------   ------------   ------------    ------------    ------------

 Property, plant and equipment, net              10            325        179,307          5,856          (2,987)        182,511
 Investments
    Equity basis                            180,576         42,368             --             --        (222,944)             --
    Concessions, net                             --          3,460          4,459             --              --           7,919
 Loans to related companies                 527,513        455,364             --         58,928      (1,024,273)         17,532
 Debt Issuance costs, net                       640             --             --             --              --             640
 Dividends receivable                        46,325             --             --             --         (46,325)             --
 Judicial deposits                                         201,978          7,934            258        (201,978)          8,192
                                       ------------   ------------   ------------   ------------    ------------    ------------

          Total assets                 $    758,180   $    744,178   $    225,836   $     98,797    $ (1,547,634)   $    279,357
                                       ============   ============   ============   ============    ============    ============

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2000

                                                         Wholly-       Majority-
                                                          Owned          Owned           Non-
                                             Parent     Guarantor      Guarantor      Guarantor
    Liabilities and Shareholders' Equity     Company   Subsidiaries   Subsidiaries   Subsidiaries   Eliminations   Consolidated
                                            --------   ------------   ------------   ------------   ------------   ------------
Current Liabilities
   Loans                                         572             --          6,021         26,478             --         33,071
   Film suppliers                                 --             --          5,103             19             --          5,122
   Other suppliers                               526             --          9,093          1,557         (2,172)         9,004
   Taxes payable other than income taxes       1,858             --          3,439            160             --          5,457
   Accrued payroll and related liabilities        --             --          1,940            530             --          2,470
   Advance payments received from
        subscribers                               --             --            247              6             --            253
   Other accounts payable                     40,811             49          5,308          2,750        (46,955)         1,963
                                            --------   ------------   ------------   ------------   ------------   ------------

         Total current liabilities            43,767             49         31,151         31,500        (49,127)        57,340
                                            --------   ------------   ------------   ------------   ------------   ------------

Long-term liabilities
   Loans                                     250,000             --          1,669             --       (201,978)        49,691
   Loans from related companies              151,732        506,460        465,699         41,504     (1,024,273)       141,122
   Taxes payable other than income taxes       8,468             --         20,664            336             --         29,468
   Provision for claims                           --             --          2,022            524             --          2,546
   Dividends payable                              --         46,325             --             --        (46,325)            --
   Liability to fund equity investee         299,738        298,249             --             --       (590,049)         7,938
                                            --------   ------------   ------------   ------------   ------------   ------------

         Total long-term liabilities         709,938        851,034        490,054         42,364     (1,862,625)       230,765
                                            --------   ------------   ------------   ------------   ------------   ------------

Minority interest                                 --             --          2,041             --             --          2,041
Redeemable common stock, no par value        151,260             --             --             --             --        151,260
Shareholders' deficit
   Paid-in capital                           241,629         87,247         55,040         11,260       (152,834)       242,342
    Accumulated other comprehensive loss
       Cumulative translation adjustment      (2,999)        11,695         27,913         (3,894)       (34,270)        (1,555)
   Accumulated deficit                      (385,415)      (205,847)      (380,363)        17,567        551,222       (402,836)
                                            --------   ------------   ------------   ------------   ------------   ------------

         Total shareholders' deficit        (146,785)      (106,905)      (297,410)        24,933        364,118       (162,049)
                                            --------   ------------   ------------   ------------   ------------   ------------

         Total liabilities and
               shareholders' Deficit         758,180        744,178        225,836         98,797     (1,547,634)       279,357
                                            ========   ============   ============   ============   ============   ============

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                      Consolidated Statements of Operations
                      for the year ended December 31, 2000

                                                                Wholly-
                                                                 Owned      Majority-     Non-
                                                    Parent     Guarantor     Owned      Guarantor
                 Description                        Company   Subsidiaries  Guarantor  Subsidiaries   Eliminations  Consolidated
                                                   --------   ------------  ---------  ------------   ------------  ------------
Gross revenues
   Monthly subscriptions                                                      96,140            994                    97,134
   Installation                                                                  901             67                       968
   Advertising                                                                 2,503                                    2,503
   Indirect programming                                                          357                                      357
   Other                                                                      21,304                        (1,255)    20,049
                                                   --------   ------------  --------   ------------   ------------   --------
Net revenue                                                                  121,205          1,061         (1,255)   121,011
                                                   --------   ------------  --------   ------------   ------------   --------

Direct operating expenses
   Taxes on revenue                                                           13,130             15                    13,145
   Payroll and benefits                                                        6,522          2,707                     9,229
   Programming                                                                25,994            110                    26,104
   Transponder lease cost                                                      2,283            125                     2,408
   Technical assistance                                                        2,415             --                     2,415
   TVA Magazine                                                                2,679           (104)                    2,575
   Pole rental                                                                 3,535             --                     3,535
   Other costs                                                                 6,369          2,767                     9,136
                                                   --------   ------------  --------   ------------   ------------   --------
                                                                              62,927          5,620                    68,547
                                                   --------   ------------  --------   ------------   ------------   --------
Selling, general and administrative expenses
   Payroll and benefits                                                       13,817          1,125                    14,942
   Advertising and promotion                                                   5,193          2,137                     7,330
   Rent                                                                        1,935             87                     2,022
   Other general and administrative expenses          1,181                    7,627          1,636          1,255      9,189
                                                   --------   ------------  --------   ------------   ------------   --------
                                                      1,181                   28,572          4,985          1,255     33,483
                                                   --------   ------------  --------   ------------   ------------   --------

Depreciation                                             --             --    40,783          1,290            451     41,622
Amortization                                             --            822       846             --             --      1,668
Other                                                    --             --     4,291         (6,902)            --     (2,611)
                                                   --------   ------------  --------   ------------   ------------   --------
Operating loss                                       (1,181)          (822)  (16,214)        (3,932)           451    (21,698)
                                                   --------   ------------  --------   ------------   ------------   --------

Interest income                                      (2,124)       (25,632)   (1,321)        (1,865)        25,568     (5,374)
Interest expense                                     63,643            195     3,725          3,074        (25,568)    45,069
Transaction                                          21,690        (20,208)    1,414          1,920             --      4,816
Other nonoperating (expenses) income, net             1,685             78     2,256        (41,403)            --    (37,384)
                                                   --------   ------------  --------   ------------   ------------   --------
Income (loss) before income taxes, equity,
         discontinued operations and minority
         interest                                   (86,075)        44,745   (22,288)        34,342            451    (28,825)
Income taxes                                          2,244             --       273             --             --      2,517
                                                   --------   ------------  --------   ------------   ------------   --------
Income (loss) before equity, discontinued
         operations and minority interest           (88,319)        44,745   (22,561)        34,342            451    (31,342)
Equity in (losses) of affiliates                    (55,412)       (22,288)       --             --         79,704      2,004
                                                   --------   ------------  --------   ------------   ------------   --------
Income (loss) before discontinued operations
         and minority interest                      (32,907)        67,033   (22,561)        34,342        (79,253)   (33,346)
Minority interest                                        --             --      (491)            --             --       (491)
                                                   --------   ------------  --------   ------------   ------------   --------

Net income (loss)                                   (32,907)        67,033   (22,070)        34,342        (79,253)   (32,855)
                                                   ========   ============  ========   ============   ============   ========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 2000

                                                                 Wholly-
                                                                  Owned        Majority-       Non-
                                                    Parent       Guarantor      Owned        Guarantor      Parent
                                                   Company     Subsidiaries    Guarantor   Subsidiaries  Eliminations  Consolidated
                                                  ---------    ------------    ---------   ------------  ------------  ------------
Cash flows from operating activities:
Net loss                                            (32,907)       67,033       (14,917)       27,189       (79,253)      (32,855)

Adjustments to reconcile net loss to net cash
   (used in) provided by operating activities:
   Depreciation                                                                  40,783         1,290          (451)       41,622
   Amortization                                                       822           846                                     1,668
   Amortization of debt issuance cost                   219                                                                   219
   Provision for doubtful accounts                                               (3,771)           (4)                     (3,775)
   Provision for equipment and inventory
     obsolescence                                                                  (365)                                     (365)
   Provision for claims                                                             209           (80)                        129
   Minority interest                                                               (745)                        254          (491)
   Disposal and write-off of property, plant and                                  2,046         1,493        (1,493)        2,046
     equipment
   Gain on sales of assets                                                                    (40,454)                    (40,454)
   Write-off of investments                                        (5,124)                      5,132                           8
   Equity in losses of affiliates                   (55,412)      (22,288)                                   79,704         2,004
    Foreign currency transactions loss, net          21,690       (20,208)        1,414         1,920                       4,816
Changes in operating assets and liabilities:
   Film exhibition rights                                                                       1,278                       1,278
   Accounts receivable                                                            2,472          (494)        1,622         3,600
   Prepaid and other assets                             354                        (473)         (332)                       (451)
   Promissory notes                                  25,500                                   (25,500)                         --
   Accrued interest                                  56,734       (25,500)        1,885          (502)           (2)       32,615
   Inventories                                                                   (1,823)                                   (1,823)
   Suppliers                                           (281)           (1)         (671)         (531)       (1,764)       (3,248)
   Taxes payable other than income taxes              2,445                       3,548           185                       6,178
   Accrued payroll and related liabilities                                           72             9                          81
   Advances received from subscribers                                              (686)            1                        (685)
   Other                                                915            76        (6,806)       (3,490)          142        (9,163)
                                                   --------      --------      --------      --------      --------      --------
Net cash (used in) provided by operating
   activities                                        19,257        (5,190)       23,018       (32,890)       (1,241)        2,954
                                                   --------      --------      --------      --------      --------      --------

Cash flows from investing activities:
   Purchase of property, plant and equipment                         (313)      (25,410)       (2,484)        1,491       (26,716)
   Cash received on sale of assets                                                             43,000                      43,000
   Loans to related companies                       (99,335)      (40,958)                    (58,928)      180,016       (19,205)
   Repayments of loans to related companies          59,355        29,507                                   (79,911)        8,951
   Investments in equity and cost investments                          (9)                                        9
                                                   --------      --------      --------      --------      --------      --------
Net cash used in investing activities               (39,980)      (11,773)      (25,410)      (18,412)      101,605         6,030
                                                   --------      --------      --------      --------      --------      --------

Cash flows from financing activities:
   Bank loans                                                                     1,252        25,500                      26,752
   Capital contributions                                           (2,546)                      2,546
   Dividends receivable and payable                  23,597       (23,597)
   Loans from shareholders                           37,364        92,981        37,106        38,217      (180,449)       25,219
   Repayments of loans from shareholders            (37,342)      (50,574)      (21,844)       (7,833)       80,251       (37,342)
    Repayments of loans from banks                   (6,060)                    (11,315)                                  (17,375)
                                                   --------      --------      --------      --------      --------      --------
Net cash provided by financing activities            17,559        16,264         5,199        58,430      (100,198)       (2,746)
                                                   --------      --------      --------      --------      --------      --------

Effect of exchange rate changes                       3,179           711        (4,332)       (5,967)         (166)       (6,575)
                                                   --------      --------      --------      --------      --------      --------

Net increase (decrease) in cash and cash
   equivalents                                           15            12        (1,525)        1,161                        (337)
Cash and cash equivalents at beginning of
   the period                                            11            10         1,781           144                       1,946
                                                   --------      --------      --------      --------      --------      --------
Cash and cash equivalents at end of the
   period                                                26            22           256         1,305                       1,609
                                                   ========      ========      ========      ========      ========      ========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                      Consolidated Statements of Operations
                      for the year ended December 31, 1999

                                                               Wholly-
                                                                Owned         Majority-     Non-
                                                  Parent      Guarantor        Owned      Guarantor
                 Description                     Company     Subsidiaries     Guarantor  Subsidiaries   Eliminations  Consolidated
                                                ---------    ------------     ---------  ------------   ------------  ------------
Gross revenues
Monthly subscriptions                                                           93,989           66                       94,055
Installation                                                                     1,872           28                        1,900
Advertising                                                                      1,361          236                        1,597
                                                                                   857        2,865                        3,722
Other                                                                           13,191        1,733                       14,924
                                                 --------    ------------     --------     --------     ------------    --------
Net revenue                                                                    111,270        4,928                      116,198
                                                 --------    ------------     --------     --------     ------------    --------
Direct operating expenses
Taxes on revenue                                                                12,381          401                       12,782
Payroll and benefits                                                             5,036        2,821                        7,857
Programming                                                                     22,907        1,259                       24,166
Transponder lease cost                                                           1,449          526                        1,975
Technical assistance                                                             1,311                                     1,311
TVA Magazine                                                                     2,162          320                        2,482
Pole rental                                                                      2,935                                     2,935
Other costs                                         1,754                        2,040        1,118                        4,912
                                                 --------    ------------     --------     --------     ------------    --------
                                                    1,754                       50,221        6,445                       58,420
                                                 --------    ------------     --------     --------     ------------    --------
Selling, general and administrative expenses
   Payroll and benefits                                                         10,611          814                       11,425
   Advertising and promotion                                                     2,487        1,158                        3,645
   Rent                                                                          1,958           47                        2,005
   Other selling, general and administrative
         expenses                                   3,430                        4,820          265                        8,515
                                                 --------    ------------     --------     --------     ------------    --------
                                                    3,430                       19,876        2,284                       25,590
                                                 --------    ------------     --------     --------     ------------    --------

Depreciation                                                                    54,215        1,451             (492)     55,174
Amortization                                                          840          865                                     1,705
Other                                              18,407                          605                                    19,012
                                                 --------    ------------     --------     --------     ------------    --------
Operating loss                                    (23,591)           (840)     (14,512)      (5,252)             492     (43,703)
                                                 --------    ------------     --------     --------     ------------    --------

Interest income                                    (3,188)        (26,724)     (10,692)        (165)          34,873      (5,896)
Interest expense                                   50,687           1,201        5,215           24          (34,873)     22,254
Translation gain (loss)                                80             190        2,399         (126)                       2,543
Other nonoperating (expenses) income, net          28,363         (69,856)      52,538           10                       11,055
Dividends                                         (76,426)         76,426
                                                 --------    ------------     --------     --------     ------------    --------
Income (loss) before income taxes, equity,
         discontinued operations and minority
         interest                                 (23,107)         17,923      (63,972)      (4,995)             492     (73,659)
Income taxes                                                                       106                                       106
                                                 --------    ------------     --------     --------     ------------    --------
Income (loss) before equity, discontinued
         operations and minority interest         (23,107)         17,923      (64,078)      (4,995)             492     (73,765)
Equity in (losses) of affiliates                    9,123          78,998                       329          (83,212)      5,238
                                                 --------    ------------     --------     --------     ------------    --------
Income (loss) before discontinued operations
         and minority interest                    (32,230)        (61,075)     (64,078)      (5,324)          83,704     (79,003)
Minority interest                                                                 (678)                                     (678)
                                                 --------    ------------     --------     --------     ------------    --------
Income (loss/) before discontinued
         operations and extraordinary item        (32,230)        (61,075)     (63,400)     (5, 324)          83,704     (78,325)

Discontinue operations                            (94,344)                                                               (94,344)
                                                 --------    ------------     --------     --------     ------------    --------
Income (loss) from continuing operations
         before extraordinary item                 62,114         (61,075)     (63,400)     (5, 324)          83,704      16,019

Extraordinary item - gain on debt repurchase                      (53,857)                                               (53,857)
                                                 --------    ------------     --------     --------     ------------    --------

Net income (loss)                                  62,114          (7,218)     (63,400)     (5, 324)          83,704      69,876
                                                 ========    ============     ========     ========     ============    ========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 1999

                                                                  Wholly-
                                                                   Owned     Majority-       Non-
                                                     Parent      Guarantor     Owned       Guarantor                     Parent
                                                    Company    Subsidiaries  Guarantor    Subsidiaries  Eliminations   Consolidated
                                                    -------    ------------  ---------    ------------  -------------  ------------
Cash flows from operating activities:
Net loss                                              62,114       (7,218)     (63,400)      (5,324)          83,704      69,876

Adjustments to reconcile net loss to net cash
   (used in) provided by operating activities:
   Depreciation                                                                 54,215        1,451             (492)     55,174
   Amortization                                                       840          865                                     1,705
   Amortization of debt issuance cost                    219                                                                 219
   Write off debt issuance cost                        5,185                                                               5,185
   Provision for doubtful accounts                                                 162           34                          196
   Provision for equipment and inventory
     obsolescence                                                                  605                                       605
   Provision for claims                                                         (3,751)        (253)                      (4,004)
   Minority interest                                                              (678)                                     (678)
   Disposal and write-off of property, plant and                                57,028                                    57,028
     equipment
   Gain on sale of assets                            (93,689)     (65,949)                                              (159,638)
   Write-off of investments in TV Filme Inc.                        6,668                                                  6,668
   Buy back gain of Senior Notes                                  (70,692)                                               (70,692)
   Equity in losses of affiliates                      9,123       78,998                       329          (83,212)      5,238
Changes in operating assets and liabilities:
   Film exhibition rights                                                                       290                          290
   Accounts receivable                                                          10,207        2,690               24      12,921
   Prepaid and other assets                            1,171                       133          260                        1,564
   Accrued interest                                   46,552      (25,506)      (6,820)         109               (1)     14,334
   Inventories                                                                   3,982                                     3,982
   Suppliers                                              22            1      (36,551)      (1,280)          11,898     (25,910)
   Taxes payable other than income taxes               7,877                     6,584           52                       14,513
   Accrued payroll and related liabilities                                      (1,251)        (317)                      (1,568)
   Advances received from subscribers                                           (1,066)           2                       (1,064)
   Other                                                (280)         (52)      (4,976)         580              349      (4,379)
                                                    --------     --------     --------     --------     ------------    --------
Net cash (used in) provided by operating
   activities                                         38,294      (82,910)      15,288       (1,377)          12,270     (18,435)
                                                    --------     --------     --------     --------     ------------    --------

Cash flows from investing activities:
   Purchase of property, plant and equipment             (10)                  (24,260)      (1,657)                     (25,927)
   Loans to related companies                        (81,214)     (67,107)        (117)                      148,438
   Cash received on sale of assets                    47,542      130,000                                                177,542
   Repayments of loans to related companies           39,172       20,988          218                       (58,198)      2,180
   Purchase of investments                              (840)                       (1)      (1,788)             840      (1,789)
                                                    --------     --------     --------     --------     ------------    --------
Net cash used in investing activities                  4,650       83,881      (24,160)      (3,445)          91,080     152,006
                                                    --------     --------     --------     --------     ------------    --------

Cash flows from financing activities:
   Bank loans                                                                    6,661                                     6,661
   Capital contributions                                                                        840             (840)
   Dividends payable                                 (76,426)      76,426
   Repayments of loans from shareholders             (11,430)     (23,387)     (18,571)      (3,971)          45,929     (11,430)
   Loans from shareholders                            63,695       76,711       63,634        6,306         (146,651)     63,695
   Loans from related companies                                                               1,788           (1,788)
    Repayments of loans from banks                   (18,811)    (131,286)     (41,851)                                 (191,948)
                                                    --------     --------     --------     --------     ------------    --------
Net cash provided by financing activities            (42,972)      (1,536)       9,873        4,963         (103,350)   (133,022)
                                                    --------     --------     --------     --------     ------------    --------

Net increase (decrease) in cash and cash
   equivalents                                           (28)        (565)       1,001          141                          549
Cash and cash equivalents at beginning
   of the period                                          39          575          780            3                        1,397
                                                    --------     --------     --------     --------     ------------    --------
Cash and cash equivalents at end of the
   period                                                 11           10        1,781          144                        1,946
                                                    ========     ========     ========     ========     ============    ========

                                 * * * * * * * *

TVA SISTEMA DE TELEVISAO S.A.

Financial Statements Together with
Independent Auditors' Report


As of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001

TVA SISTEMA DE TELEVISAO S.A.


                          Index to Financial Statements


                                                                            Page

Independent Auditors' Report                                                F-51

Balance Sheets as of December 31, 2001 and 2000                             F-52

Statements of Operations for each of the three years in the period
      ended December 31, 2001                                               F-54

Statements of Changes in Shareholders' Deficit for each of the three
      years in the period ended December 31, 2001                           F-55

Statements of Cash Flows for each of the three years in the period
      ended December 31, 2001                                               F-56

Notes to the Financial Statements                                           F-57


    The accompanying notes are an integral part of the financial statements.

TVA SISTEMA DE TELEVISAO S.A.

Independent Auditors' Report

To the Shareholders and Directors of
TVA SISTEMA DE TELEVISAO S.A.

We have audited the accompanying balance sheets of TVA SISTEMA DE TELEVISAO S.A. (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2001, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA SISTEMA DE TELEVISAO S.a. as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Sao Paulo, Brazil,

June 17, 2002


    The accompanying notes are an integral part of the financial statements.

TVA SISTEMA DE TELEVISAO S.A.

Balance Sheets

December 31, 2001 and 2000
(in thousands of U.S. dollars)

                                                                 December 31,
                                                             -------------------
                                                               2001       2000
                                                             --------   --------

                  ASSETS

Current assets
   Cash and cash equivalents                                 $    535   $    118
   Accounts receivable, net (Footnote 3)                        5,856      8,351
   Inventories, net (Footnote 4)                               10,029     10,586
   Prepaid and other assets (Footnote 5)                        1,617      2,748
   Accounts receivable from related companies (Footnote 6)        193      2,518
   Other accounts receivable (Footnote 7)                         869      6,348
                                                             --------   --------

            Total current assets                               19,099     30,669
                                                             --------   --------

Property, plant and equipment, net (Footnote 10)              124,631    147,781
Judicial deposits                                              10,201      5,764
                                                             --------   --------

            Total assets                                     $153,931   $184,214
                                                             ========   ========

TVA SISTEMA DE TELEVISAO S.A.

December 31, 2001 and 2000
(in thousands of U.S. dollars)

                                                                    December 31,
                                                              ----------------------
                                                                 2001         2000
                                                              ---------    ---------

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
   Loans (Footnote 11)                                        $   8,888    $   6,021
   Film suppliers                                                 9,730        4,562
   Other suppliers                                                5,632        8,503
   Taxes payable other than income taxes (Footnote 13)            2,874        2,909
   Accrued payroll and related liabilities                        1,317        1,725
   Accounts payable to related companies (Footnote 6)               611        3,927
   Advance payments received from subscribers                       168          194
   Other accounts payable (Footnote 12)                           1,129        1,326
                                                              ---------    ---------

            Total current liabilities                            30,349       29,167
                                                              ---------    ---------

Long-term liabilities
   Loans (Footnote 11)                                              996        1,669
   Loans payable to related companies (Footnote 6)              382,808      437,991
   Taxes payable other than income taxes (Footnote 13)           19,356       17,679
   Provision for claims (Footnotes 17 and 20)                     1,240        1,325
                                                              ---------    ---------

            Total long-term liabilities                         404,400      458,664
                                                              ---------    ---------

Commitments and contingencies (Footnotes 8, 15 and 17)

Shareholders' deficit
   Common stock, no par value, 6,980,764 shares authorized,
      issued and outstanding                                     16,303       16,303
   Accumulated other comprehensive income                        75,573       28,802
   Accumulated deficit                                         (372,694)    (348,722)
                                                              ---------    ---------

            Total shareholders' deficit                        (280,818)    (303,617)
                                                              ---------    ---------

            Total liabilities and shareholders' deficit       $ 153,931    $ 184,214
                                                              =========    =========


    The accompanying notes are an integral part of the financial statements.

TVA SISTEMA DE TELEVISAO S.A.

Statements of Operations

for the years ended December 31, 2001, 2000 and 1999
(in thousands of U.S. dollars)

                                                                         Year Ended December 31,
                                                                  ------------------------------------
                                                                     2001          2000         1999
                                                                  ---------     ---------     --------
Gross revenues
   Monthly subscriptions                                          $  71,875     $  82,467     $ 79,721
   Installation                                                         164           808        1,687
   Advertising                                                          951         2,505        1,342
   Indirect programming                                                 108           689          857
   Additional services                                               16,992        19,878       12,614
                                                                  ---------     ---------     --------
                                                                     90,090       106,347       96,221
                                                                  ---------     ---------     --------
Direct operating expenses (excluding depreciation stated
separately below)
   Taxes on revenues                                                 13,157        11,411       10,678
   Payroll and benefits                                               5,916         5,484        4,260
   Programming                                                       21,318        22,351       18,803
   Transponder lease cost                                                22         2,283        1,449
   Technical assistance                                               1,646         2,120        1,058
   TVA magazine                                                       2,165         2,427        1,872
   Pole rentals                                                       2,451         3,052        2,501
   Other costs                                                        5,788         5,229        1,460
                                                                  ---------     ---------     --------
                                                                     52,463        54,357       42,081
                                                                  ---------     ---------     --------
Selling, general and administrative expenses
   Payroll and benefits                                               8,978        12,055        9,219
   Advertising and promotion                                          5,045         4,739        2,307
   Rent                                                               1,702         1,866        1,805
   Other selling, general and administrative expenses                 9,035         7,329        4,659
                                                                  ---------     ---------     --------
                                                                     24,760        25,989       17,990
                                                                  ---------     ---------     --------

Depreciation                                                         29,111        35,972       47,988
Others operating expense (income), net (Footnote 14)                  3,105        (2,099)      49,558
                                                                  ---------     ---------     --------
        Loss from operations                                        (19,349)       (7,872)     (61,396)
                                                                  ---------     ---------     --------

Interest income                                                        (785)         (959)     (10,474)
Interest expense                                                      3,146         3,318        4,396
Foreign currency translation loss, net                                 --            --          2,168
Foreign currency transaction loss, net                                2,262         1,066         --
                                                                  ---------     ---------     --------
        Loss before income taxes                                    (23,972)      (11,297)     (57,486)

Income taxes                                                           --            --           --
                                                                  ---------     ---------     --------
              Net loss                                            $ (23,972)    $ (11,297)    $(57,486)
                                                                  =========     =========     ========

              Other comprehensive income-
                       Foreign currency translation adjustment    $  46,771     $  28,802     $   --
                                                                  ---------     ---------     --------
              Comprehensive income (loss)                         $  22,799     $  17,505     $(57,486)
                                                                  =========     =========     ========


    The accompanying notes are an integral part of the financial statements.

TVA SISTEMA DE TELEVISAO S.A.

Statements of Changes in Shareholders' Deficit

for the years ended December 31, 2001, 2000 and 1999
(in thousands of U.S. dollars)

                                                                     Accumulated
                                                                        Other           Total
                                        Common       Accumulated     Comprehensive   Shareholders'
                                        Stock          Deficit       Income (loss)     Deficit
                                        ------       -----------     -------------   -------------
Balance as of January 1, 1999          $16,303       $(279,939)       $               $(263,636)

Net loss for the year                                  (57,486)                         (57,486)
                                       -------       ---------        ---------       ---------

Balance as of December 31, 1999         16,303        (337,425)                        (321,122)

Foreign currency translation
  adjustment, net of tax                                                 28,802          28,802

Net loss for the year                                  (11,297)                         (11,297)
                                       -------       ---------        ---------       ---------

Balance as of December 31, 2000         16,303        (348,722)          28,802        (303,617)

Foreign currency translation
  adjustment, net of tax                                                 46,771          46,771

Net loss for the year                                  (23,972)                         (23,972)
                                       -------       ---------        ---------       ---------

Balance as of December 31, 2001        $16,303       $(372,694)       $  75,573       $(280,818)
                                       =======       =========        =========       =========


    The accompanying notes are an integral part of the financial statements.

TVA SISTEMA DE TELEVISAO S.A.

Statements of Cash Flows

for the years ended December 31, 2001, 2000 and 1999
(in thousands of U.S. dollars)

                                                                         Year Ended December 31,
                                                                    --------------------------------
                                                                      2001        2000        1999
                                                                    --------    --------    --------

Cash flows from operating activities:
   Net loss                                                         $(23,972)   $(11,297)   $(57,486)
   Adjustments to reconcile net loss to net cash from operating activities
     Depreciation                                                     29,111      35,972      47,988
     Reversal of provision for doubtful accounts                        (284)     (3,273)       (173)
     Provision (reversal of provision) for inventory obsolescence     (2,788)       (331)        202
     Reversal of provision for claims                                    (85)       (380)     (3,608)
     Disposal and write-off of property, plant and equipment             685         496      54,403
        Foreign currency transaction loss, net                         2,262       1,066        --
    Changes in operating assets and liabilities:
      Accounts receivable                                              2,779      (1,446)     10,227
      Prepaid and other assets                                         1,131        (484)        303
      Inventories                                                      3,345      (2,658)      2,645
      Suppliers                                                        2,297        (340)    (36,883)
      Taxes payable other than income taxes                            1,642       2,842       5,266
      Accrued payroll and related liabilities                           (408)        163      (1,078)
      Advances received from subscribers                                 (26)       (676)     (1,014)
      Other                                                             (146)     (6,293)     (2,637)
                                                                    --------    --------    --------
         Net cash used in operating activities                        15,543      13,361      18,155
                                                                    --------    --------    --------

Cash flows from investing activities:
   Purchases of property, plant and equipment                        (30,029)    (23,319)    (22,149)
                                                                    --------    --------    --------
         Net cash provided by investing activities                   (30,029)    (23,319)    (22,149)
                                                                    --------    --------    --------

Cash flows from financing activities:
   Proceeds from bank loans                                           11,307       3,124       4,697
   Repayments of loans from bank                                      (9,066)    (10,168)    (37,124)
   Proceeds from loans from related companies                         26,226      35,495      53,482
   Repayments of loans from related companies                        (12,512)    (20,688)    (16,714)
                                                                    --------    --------    --------
         Net cash provided by financing activities                    15,955       7,763       4,341
                                                                    --------    --------    --------

Effect of exchange rate changes on cash and cash equivalents          (1,052)      1,491        --
                                                                    --------    --------    --------

Net increase (decrease) in cash and cash equivalents                     417        (704)        347
Cash and cash equivalents at beginning of the period                     118         822         475
                                                                    --------    --------    --------
         Cash and cash equivalents at end of the period             $    535    $    118    $    822
                                                                    ========    ========    ========

Supplemental non-cash financing activities:

                                                                    ========    ========    ========
     Accrued interest on related company loans refinanced as
          principal balance                                         $  1,656    $  1,871    $  9,042
                                                                    ========    ========    ========

     Cash paid for interest                                         $   --      $   --      $   --
     Cash paid for income taxes                                         --          --          --


    The accompanying notes are an integral part of the financial statements.

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements

(in thousands of U.S. dollars)


1.    The Company and its principal operations

      TVA Sistema de Televisao S.A. ("the Company") renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

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

2.2.  Accounting records

      As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (real). In order to present the financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records, which are used solely for this purpose.

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


2.3.  Currency remeasurement

      As of January 1, 2000, Tevecap S.A. ("Tevecap"), the Company's parent, changed its functional currency from the United States dollar to the Brazilian real. As the Company uses the functional currency of its parent, the Company also changed its functional currency from the United States dollar to the Brazilian real on January 1, 2000. This change was made in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

2.4.  Cash and cash equivalents

      Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities and are carried at cost plus accrued interest. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5.  Financial instruments

      In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

      For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      o The fair value of certain short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable, accounts receivable from related parties, other accounts receivable, film suppliers, other suppliers and other accounts payable approximate their respective carrying value due to their short-term nature.

      o The fair value of loans payable to related companies approximates their respective carrying values, as interest on these loans is variable and based on market rates.

      o The fair value of third party loans approximates the carrying value as the substantial majority of the loans are due in less than one year.

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

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


2.9   Recoverability of long-lived assets

      The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

2.10. Revenue recognition

      Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

      Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue.

      Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

      Revenues from indirect programming and additional services recognized as services are rendered.

2.11. Licenses

      Televisao Show Time Ltda. ("TV Show Time") and TVA Brasil Radioenlaces Ltda. ("TVA Brasil") hold licenses covering certain operations of the Company. The use of such licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among Tevecap, TV Show Time, TVA Brasil and Abril S.A.

      Pursuant to the Service Agreement, TV Show Time and TVA Brasil have agreed to transfer the licenses in the future, which are carried at nil value, to Tevecap at nominal cost.

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


2.12. Deferred income taxes

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

2.13. Concentrations of credit risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Such concentrations of credit risk are limited due to the large numbers comprising the Company's subscriber and customer base and their dispersion across different geographic regions. As of December 31, 2001 and 2000, the Company had no other significant concentrations of credit risk.

2.14. Reclassifications

      Certain prior years amounts have been reclassified for comparative purposes.

3.    Accounts receivable, net

      As of December 31, 2001 and 2000, accounts receivable were comprised of:

                                                December 31,
                                             ------------------
                                               2001       2000
                                             -------    -------

        Subscriptions and installation fee  $  9,514   $  9,476
        Advertising                              376        624
        Programming and services                 354      2,172
        Other                                  1,496      2,247
        Provision for doubtful accounts       (5,884)    (6,168)
                                            --------   --------

                                            $  5,856   $  8,351
                                            ========   ========

      No single customer accounted for more than 10% of total accounts receivable as of December 31, 2001 and 2000.



4     Inventories, net

      As of December 31, 2001 and 2000, inventories were comprised of:

                                                December 31,
                                            -------------------
                                              2001       2000
                                            --------   --------

        Materials and supplies              $  7,807   $ 13,457
        Imports in transit                     2,435        130
        Provision for obsolescence              (213)    (3,001)
                                            --------   --------

                                            $ 10,029   $ 10,586
                                            ========   ========


5.    Prepaid and other assets

      As of December 31, 2001 and 2000, prepaid expenses were comprised of:

                                                December 31,
                                            -------------------
                                              2001       2000
                                            --------   --------

        Advances to suppliers               $  1,450   $  2,385
        Prepaid meals and transportation          50        180
        Other                                    117        183
                                            --------   --------

                                            $  1,617   $  2,748
                                            ========   ========

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


6.    Related-party transactions

      The following tables summarize the transactions between the Company and its related parties as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001.

                                                                        December 31,
                                                                   ---------------------
                                                                      2001       2000
                                                                   ----------  ---------
     TVA Sul Parana Ltda. (subsidiary of parent company)
        Accounts receivable                                              122         1
        Accounts payable                                                 200       128

     TVA Distribuidora S.A (subsidiary of parent company)
        Loans payable                                                   --     420,820

     Tevecap S.A. (parent company)
        Accounts receivable                                                9      --
        Loans payable                                                379,587    13,348
        Accounts payable                                                 333       360

     Comercial Cabo Ltda. (subsidiary of parent company)
        Loans payable                                                  1,928     2,288

      Editora Abril (under common control with Abril S.A.)
          Accounts receivable                                             37      --
               Accounts payable                                           49       250

     Abril S.A. (major shareholder of parent company)

        Accounts receivable                                                1         1
        Loans payable                                                  1,293     1,535

     TVA Network Participacoes S.A. (subsidiary of parent company)
        Accounts receivable                                                1         6
               Accounts payable                                            2      --

     TVA Channels Ltda. (subsidiary of parent company)
          Accounts receivable                                           --       2,460
        Accounts payable                                                --       3,109

     Others
        Accounts receivable                                               23        50
        Accounts payable                                                  27        80

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


6.    Related-party transactions (Continued)

                                                 Year ended December 31,
                                             ------------------------------
                                               2001       2000       1999
                                             --------   --------   --------

      Abril S.A
         Printing costs                        2,132      2,763      1,447

      Comercial Cabo Ltda
         Net interest income                    --         --        1,201

      The Company and its related parties maintain a cash management system centralized at Tevecap . The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

      The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate, which ranged from 1.01% to 1.53% per month in December 2001 (1.19% to 1.44% per month in December 2000). Such loans are renewable every year on December 31.

      The Company received guarantees in the course of the year from Tevecap and Abril S.A. in the form of collateral and letters of credit. The amount outstanding pursuant to these guarantees as of December 31, 2001 and 2000 was $3,211 and $3,249, respectively.

7.    Other accounts receivable

      As of December 31, 2001 and 2000, other accounts receivable were comprised of:

                                                          2001       2000
                                                         ------     ------

      Multimatiques - Sale of Eurochannell               $ --       $4,036
      Galaxy Brasil Ltda                                   --           29
      TVA Banda C Ltda                                     --          898
      ESPN do Brasil Ltda                                  --           34
      Taxes recoverable                                     293        252
      Other                                                 576      1,099
                                                         ------     ------

                                                         $  869     $6,348
                                                         ======     ======

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


8.    Loan guarantees

      In November 1996, Tevecap issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company. On July 28, 1999 the related company TVA Communications Ltd. repurchased 80.79% of these Notes.

9.    Income taxes

      The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2001 and 2000 are as follows:

                                                         December 31,
                                                     --------------------
                                                       2001        2000
                                                     --------    --------
      Deferred tax assets:
         Net operating loss carryforwards            $ 54,441    $ 53,377
         Provision for obsolescence                       331         557
         Provision for claims                           2,253       2,625
         Other                                             34       1,439
                                                     --------    --------

                  Total deferred tax asset             57,059      57,998
                                                     --------    --------

      Less valuation allowance                        (57,059)    (57,998)
                                                     --------    --------

                        Net deferred tax asset       $   --      $   --
                                                     ========    ========

      There were no deferred tax liabilities as of December 31, 2001 and 2000.

      The Company has a limited operating history and has generated losses since its inception. Management has established a full valuation allowance against the deferred tax assets as it is more likely than not that the deferred tax will not be realizable.

      As of December 31, 2001, the Company has unexpirable accumulated tax losses of $160,120.

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


9.    Income taxes (Continued)

      Income tax was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                           Year Ended December 31,
                                                     ----------------------------------
                                                       2001         2000         1999
                                                     --------     --------     --------

      Loss before income taxes                       $(23,972)    $(11,297)    $(57,486)
      Statutory income tax rate                            34%          34%          37%
                                                     --------     --------     --------
      Computed income tax benefit                      (8,150)      (3,841)     (21,270)

      Change in the income tax rate                      --         (1,948)      (2,352)
      Deferred charges amortization                    (1,898)      (2,415)      (2,686)
      Translation loss of tax losses                    8,394        4,954       22,225
      Depreciation                                      1,976        3,613        8,647
      Write-off of assets related to cancellations
            of subscriptions and decoders                             --          8,347
      Other                                               617        1,078         (400)
      Tax loss carryfoward used                          --          4,840         --
      Decrease in valuation allowance                    (939)      (6,281)     (12,511)
                                                     --------     --------     --------

      Income taxes per statements of operations      $   --       $   --       $   --
                                                     ========     ========     ========

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


10.   Property, plant and equipment, net

      As of December 31, 2001 and 2000, property, plant and equipment were comprised of:

                                          Annual
                                       Depreciation         December 31,
                                           Rate       -----------------------
                                            %            2001          2000
                                       ------------   ---------     ---------

      Reception equipment                   20        $  98,447     $ 105,976
      Cable plant                           10           57,001        68,408
      Machinery and equipment               10           43,084        41,783
      Decoders                              10           54,933        62,338
      Leasehold improvements                25            2,162         2,359
      Furniture and fixtures                10            1,153         1,170
      Premises                              10            1,731         2,021
      Vehicles                              20            1,343         1,714
      Software                              20           13,730         8,635
      Tools                                 10              675           764
      Other                                               2,293         2,688
      Accumulated depreciation                         (152,663)     (150,472)
      Fixed assets in transit                               742           397
                                                      ---------     ---------

                                                      $ 124,631     $ 147,781
                                                      =========     =========

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


11.   Loans

Bank loans are comprised of the following:

                                                                  2001                        2000
                                                        -------------------------   -------------------------
                                                         Short-Term    Long-Term     Short-Term    Long-Term
                                                        ------------  -----------   ------------  -----------

Banco Bradesco - revolving credit facility,
interest of 2.20% per  month                               $2,598       $  --         $1,337       $ --

Banco Daycoval -revolving credit facility,
interest of 0.0985% plus Selic (Special system
for settlement and custody) rate (0.0691% as
of December 31, 2001) per month                             1,056          --           --           --

Banco Rural -revolving credit facility, interest
of 0.91% plus CDI (Interbank Deposit Certificate)
rate (0.0615% as of December  31, 2001) per month           2,339          --           --           --

Banco do Brasil - revolving credit facility,
interest of 0.6% plus CDI rate per month                      529          --           --           --

Citibank - financial leasing, fixed in U.S. dollars,
due August 28,  2004, interest of  13% per annum              692          996          --           --

Eximbank - annual interest of LIBOR (4.88% as of
December 31, 2001) plus 0.0025%, repaid in full in
April 2002                                                  1,674          --          4,684        1,669
                                                           ------       ------        ------       ------

Total                                                       8,888          996         6,021        1,669
                                                           ======       ======        ======       ======

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


12.   Other accounts payable

      As of December 31, 2001 and 2000, other accounts payable were comprised of:

                                                           December 31,
                                                       -------------------
                                                        2001         2000
                                                       ------       ------

      Advertising                                      $  113       $   44
      Importation expenses payable                         54           40
      Other                                               962        1,242
                                                       ------       ------

                                                       $1,129       $1,326
                                                       ======       ======

13. Taxes payable other than income taxes

      As of December 31, 2001 and 2000, taxes payable other than income taxes were comprised of:

                                                        December 31,
                                                  -----------------------
                                                    2001           2000
                                                  --------       --------

      COFINS                                      $    295       $    403
      ICMS                                          13,589         10,011
      PIS                                               51             72
      Tax Recovery Program - REFIS                   7,987          9,877
      Other                                            308            225
                                                  --------       --------

                                                    22,230         20,588
      (-) Current liabilities                       (2,874)        (2,909)
                                                  --------       --------

                                                  $ 19,356       $ 17,679
                                                  ========       ========

      On April 5, 2000, the Company opted for the REFIS (Federal Government Tax Recovery Program), established by Decree N(Degree) 3.342/00 of January 25, 2000, later changed into Law N(Degree) 9.964/00 of April 10, 2000.

      With the option for the REFIS, the Company will be able to pay such taxes based on 1.2% of its monthly revenues. Based on its revenue projections, the approximate timing for paying the total account is about five years. The restatement of the tax debt included in the REFIS is made based on the TJLP (Brazilian long term interest rate).

      During year 2000, the Company also renegotiated with Sao Paulo State Government the ICMS (stated value-added tax) due. Based on the agreement, the Company is able to finance its taxes payable for five years.

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


14.   Other operating expense (income), net

                                                                          Year Ended December 31,
                                                                      -------------------------------
                                                                        2001       2000        1999
                                                                      -------    --------    --------

      Write-off of assets related to cancellations of subscriptions   $  --      $  2,589    $ 16,477
      Loss on disposal of property and equipment                        3,439        --          --
      Loss on sale of obsolete inventory                                1,064        --          --
      Write-off of digisat decoders                                      --        31,529
      Gain on sale Eurochannel                                           --        (5,105)       --
      Other                                                            (1,398)        417      (1,552)
                                                                      -------    --------    --------

                                                                      $ 3,105    $ (2,099)   $ 49,558
                                                                      =======    ========    ========

15.   Commitments

      The Company has rented its office space until the year 2006. As of December 31, 2000, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $3,160, as follows:

                    2002                      632
                    2003                      632
                    2004                      632
                    2005                      632
                    2006                      632
                                           ------
                    Total                  $3,160
                                           ======

16.   Dividends

      The Company's shareholders are entitled to minimum dividends of 25% of net income for the year, adjusted according to Brazilian Corporation Law. As the Company has not recorded net income under Brazilian Corporation Law since its inception, no such dividends are payable.

17.   Litigation contingencies

      Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company, which were not recognized in the financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


      The Company has provided for losses on all cases where the assessment of management and legal counsel indicates that a loss is probable. Management believes that such legal matters will not have a material adverse effect on the Company's results of operations, financial condition or cash flows.

18.   Pension plan

      In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $183 for the year ended December 31, 2001 ($198 in 2000 and $162 in 1999).

19.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. Group employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 2001, contributions made by the Company to Associacao Abril de Beneficios amounted to $708 ($681 in 2000 and $642 in 1999).

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


20.   Supplementary information - valuation and qualifying accounts and reserves

                                                                        Deferred
                                           Provision     Provision        Tax         Provision
                                          for Doubtful      For         Valuation        for
                                           Accounts     Obsolescence    Allowance      Claims
                                          ------------  ------------    ---------     ---------

      Balance as of January 1, 1999         $ 9,614       $ 3,130       $ 76,790       $ 5,313
      Additions                                --             202           --            --
      Deductions                               (173)         --          (12,511)       (3,608)
                                            -------       -------       --------       -------
      Balance as of December 31, 1999         9,441         3,332         64,279         1,705
      Additions                                --            --             --            --
      Deductions                             (3,273)         (331)        (6,281)         (380)
                                            -------       -------       --------       -------
      Balance as of December 31, 2000         6,168         3,001         57,998         1,325
      Additions                                --            --             --            --
      Deductions                               (284)       (2,788)          (939)          (85)
                                            -------       -------       --------       -------
      Balance as of December 31, 2001       $ 5,884       $   213       $ 57,059       $ 1,240
                                            =======       =======       ========       =======

21.   Recent accounting pronouncements

      Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 (collectively, "SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that all derivative financial instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Additionally, SFAS 133 requires that changes in the fair value of derivatives be recognized in earnings unless specific hedge accounting criteria are met. As the Company does not utilize derivative financial instruments, the effect of adopting SFAS 133 on January 1, 2001 did not have a material impact on the Company's financial statements.

      In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. Effective January 1, 2002, the Company adopted the provisions of each

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


      statement that apply to goodwill and intangible assets acquired prior to June 30, 2001. As the Company has not entered into business combinations, management believes that the implementation of these pronouncements will not have a material impact on the Company's results of operations or financial condition.

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the market value of the liabilities related to obligations due to the retirement of assets be recognized in the period in which they occur, if a reasonable estimate of market value is possible. Costs of asset retirement are capitalized as part of the permanent asset cost. In accordance with SFAS 143, the asset retirement obligation is discounted and an increase is recognized by using the "credit adjusted risk-free" interest rate in effect when the obligation was initially recognized. The Company is required to adopt SFAS 143 effective January 1, 2003. Based on an initial analysis of SFAS 143 requirements, management believes that the implementation of this statement will not have a material impact on the Company's results of operations or financial condition.

      In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") but maintains the fundamental provisions of SFAS 121 for (a) recognition/valuation of the provision for impairment of permanent assets to be maintained and used and (b) valuation of permanent assets to be written off due to their sale. SFAS 144 also supersedes the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business" ("APB 30") with regard to reporting the effects of a disposal of a segment of a business. The Company adopted SFAS 144 effective January 1, 2002. Based on the Company's initial analysis of the SFAS 144 requirements, management believes that the implementation of this pronouncement will not have a material impact on the Company's results of operations or financial condition.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 also amends SFAS No. 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.

TVA SISTEMA DE TELEVISAO S.A.

Notes to the Financial Statements, (Concluded)

(in thousands of U.S. dollars)


      In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to us. The provisions of SFAS 145 as they relate to the rescission of SFAS 4 will be applied effective January 1, 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. Management does not expect SFAS 145 to have a material impact on the Company's results of operations or financial condition


                                  * * * * * * *

TVA SUL PARANA LTDA. and Subsidiary

Consolidated Financial Statements Together with
Independent Auditors' Report


As of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001

                              TVA SUL PARANA LTDA.

                                 AND SUBSIDIARY


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                    Contents


                                                                            Page

Independent Auditors' Report                                                F-76

Consolidated Balance Sheets as of December 31, 2001 and 2000                F-77


Consolidated Statements of Operations for each of the three years in
      the period ended December 31, 2001                                    F-79

Consolidated Statements of Changes in Shareholders' Equity for each
      of the three years in the period ended December 31, 2001              F-80


Consolidated Statements of Cash Flows for each of the three years in
      the period ended December 31, 2001                                    F-81

Notes to Consolidated Financial Statements                                  F-83

Independent Auditors' Report

To the Shareholders and Directors of
TVA SUL PARANA LTDA.

We have audited the accompanying consolidated balance sheets of TVA SUL PARANA LTDA. and subsidiary (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, all expressed in United States dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TVA SUL PARANA LTDA. and subsidiary as of December 31, 2001 and 2000, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Sao Paulo, Brazil,

June 17, 2002

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2001 and 2000
(in thousands of U.S. dollars)

                                                                  December 31,
                                                               -----------------
                                                                 2001      2000
                                                               -------   -------

                       ASSETS

Current assets
   Cash and cash equivalents                                   $    83   $   138
   Accounts receivable, net (Footnote 3)                           574       599
   Inventories, net (Footnote 4)                                 1,088     1,915
   Prepaid and other assets                                         90       190
   Accounts receivable from related parties (Footnote 5)           103       235
   Recoverable taxes                                               155       210
   Other accounts receivable                                       230       429
                                                               -------   -------

            Total current assets                                 2,323     3,716
                                                               -------   -------

Property, plant and equipment, net (Footnote 7)                 22,384    28,839
Concessions, net (Footnote 8)                                    3,098     4,459
Judicial deposits                                                2,827     2,153
Other                                                             --          17
                                                               -------   -------

            Total assets                                       $30,632   $39,184
                                                               =======   =======


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Balance Sheets, Continued

December 31, 2001 and 2000
(in thousands of U.S. dollars)

                                                                   December 31,
                                                                 2001        2000
                                                               --------    --------

                 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Loans                                                       $    360    $   --
   Film suppliers                                                 1,728         541
   Other suppliers                                                  209         708
   Taxes payable other than income taxes (Footnote 10)              561         532
   Accrued payroll and related liabilities                          143         214
   Accounts payable to related companies (Footnote 5)                32        --
   Rent payable                                                     232         193
   Other accounts payable                                           223          45
                                                               --------    --------

            Total current liabilities                             3,488       2,233
                                                               --------    --------

Long-term liabilities
   Loans payable to related companies (Footnote 5)               21,197      27,708
   Taxes payable other than income taxes (Footnote 10)            3,818       2,985
   Provision for claims (Footnotes 12 and 15)                       452         697
                                                               --------    --------

            Total long-term liabilities                          25,467      31,390
                                                               --------    --------

Commitments and contingencies (Footnotes 9 and 12)

Minority interest                                                 1,194       1,467

Shareholders' equity
   Common stock, no par value, 17,543,926 shares authorized,
      issued and outstanding                                     44,213      44,213
   Accumulated other comprehensive loss                          (2,547)       (860)
   Accumulated deficit                                          (41,183)    (39,259)
                                                               --------    --------

            Total shareholders' equity                              483       4,094
                                                               --------    --------

            Total liabilities and shareholders' equity         $ 30,632    $ 39,184
                                                               ========    ========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Statements of Operations

for the years ended December 31, 2001, 2000 and 1999
(in thousands of U.S. dollars)

                                                                    Year Ended December 31,
                                                               --------------------------------
                                                                 2001        2000        1999
                                                               --------    --------    --------

Gross revenues
   Monthly subscriptions                                       $ 12,919    $ 13,673    $ 14,268
   Installation                                                      55          93         185
   Advertising                                                       54        --          --
   Additional services                                            1,486       1,380         596
                                                               --------    --------    --------

                                                                 14,514      15,146      15,049
                                                               --------    --------    --------

Direct operating expenses (excluding depreciation and
     amortization stated separately below)
   Payroll and benefits                                             811       1,038         776
   Programming                                                    3,914       3,643       4,104
   Technical assistance                                             218         295         253
   Taxes on revenue                                               2,322       1,719       1,702
   Other costs                                                    1,900       1,875       1,304
                                                               --------    --------    --------

                                                                  9,165       8,570       8,139
                                                               --------    --------    --------

Selling, general and administrative expenses
   Payroll and benefits                                             688       1,762       1,392
   Advertising and promotion                                        365         454         180
   Rent                                                              41          69         153
   Other, selling, general and administrative expenses            1,758         298         161
                                                               --------    --------    --------

                                                                  2,852       2,583       1,886
                                                               --------    --------    --------

Depreciation and amortization                                     4,063       5,253       6,626
Write-off of assets related to subscriber cancellations            --          --         1,930
Other operating expense, net                                        202       1,781       1,655
                                                               --------    --------    --------

                    Loss from operations                         (1,768)     (3,041)     (5,187)
                                                               --------    --------    --------

Interest income                                                    (337)       (362)       (218)
Interest expense                                                    433         407         819
Foreign currency translation loss                                  --          --           233
Foreign currency transaction loss                                    87         348        --
                                                               --------    --------    --------

                    Loss before income taxes and minority
              interest                                           (1,951)     (3,434)     (6,021)


Income tax expense - current (Footnote 6)                          --           273         106
                                                               --------    --------    --------

                    Loss before minority interest                (1,951)     (3,707)     (6,127)

Minority interest                                                    27          32         208
                                                               --------    --------    --------

                  Net loss                                     $ (1,924)   $ (3,739)   $ (6,335)
                                                               --------    --------    --------
            Other comprehensive loss -
                     Foreign currency translation adjustment     (1,687)       (860)       --
                                                               --------    --------    --------
                   Comprehensive loss                          $ (3,611)   $ (4,599)   $ (6,335)
                                                               ========    ========    ========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity

for the years ended December 31, 2001, 2000 and 1999
(in thousands of U.S. dollars)

                                                                            Accumulated
                                                                               Other
                                                 Common      Accumulated   Comprehensive
                                                 Stock         Deficit         loss           Total
                                               ---------    -------------  -------------    ----------

Balance as of January 1, 1999                   $ 44,213      $(29,185)       $  --          $ 15,028

Net loss for the year                                           (6,335)          --            (6,335)
                                                --------      --------        -------        --------

Balance as of December 31, 1999                   44,213       (35,520)          --             8,693

Foreign currency translation adjustment,
      net of tax                                    --            --             (860)           (860)

Net loss for the year                               --          (3,739)          --            (3,739)
                                                --------      --------        -------        --------

Balance as of December 31, 2000                   44,213       (39,259)          (860)          4,094

Foreign currency translation adjustment,
      net of tax                                    --            --           (1,687)         (1,687)

Net loss for the year                               --          (1,924)          --            (1,924)
                                                --------      --------        -------        --------

Balance as of December 31, 2001                 $ 44,213      $(41,183)       $(2,547)       $    483
                                                ========      ========        =======        ========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Statements of Cash Flows

for the years ended December 31, 2001, 2000 and 1999
(in thousands of U.S. dollars)

                                                                       Year Ended December 31,
                                                                    -----------------------------
                                                                     2001       2000       1999
                                                                    -------    -------    -------

Cash flows from operating activities:
   Net loss                                                         $(1,924)   $(3,739)   $(6,335)
   Adjustments to reconcile net loss to net cash from operating activities
     Depreciation                                                     3,398      4,407      5,761
     Amortization                                                       665        846        865
     Provision (reversal of provision) for doubtful accounts            464       (499)        30
     Provision (reversal of provision) for inventory obsolescence      (233)       (34)       403
     Provision (reversal of provision) for claims                      (245)       589       (143)
     Minority interest                                                  (27)        32        208
     Disposal and write-off of property, plant and equipment           (131)     1,676      2,635
        Foreign currency transaction loss                                87        348       --
Changes in operating assets and liabilities
   Accounts receivable                                                 (439)       763        275
   Prepaid and other assets                                             100         14       (172)
   Other accounts receivable                                           (271)    (1,656)       (78)
   Inventories                                                        1,060        503      1,338
   Film suppliers and others suppliers                                  688       (353)    (1,309)
   Taxes payable other than income taxes                                862        703      1,320
   Accrued payroll and related liabilities                              (71)       (90)      (175)
   Other                                                                249       (588)      (660)
                                                                    -------    -------    -------
         Net cash provided by operating activities                    4,232      2,922      3,963
                                                                    -------    -------    -------

Cash flows from investing activities
   Purchases of property, plant and equipment                        (1,979)    (2,090)    (2,121)
                                                                    -------    -------    -------
         Net cash used in investing activities                       (1,979)    (2,090)    (2,121)
                                                                    -------    -------    -------

Cash flows from financing activities
   Proceeds from bank loans                                             448       --         --
   Repayments of loans from banks                                       (89)    (1,134)    (4,552)
   Proceeds from loans from related companies                         1,827      4,311      5,222

   Repayments of loans from related companies                        (3,980)    (3,855)    (1,858)
                                                                    -------    -------    -------
         Net cash provided by financing activities                   (1,794)      (678)    (1,188)
                                                                    -------    -------    -------

Effect of exchange rate changes on cash and cash equivalents           (514)      (975)      --
                                                                    -------    -------    -------

Net increase (decrease) in cash and cash equivalents                    (55)      (821)       654
Cash and cash equivalents at beginning of the period                    138        959        305
                                                                    -------    -------    -------
         Cash and cash equivalents at end of the period             $    83    $   138    $   959
                                                                    =======    =======    =======


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued

for the years ended December 31, 2001, 2000 and 1999
(in thousands of U.S. dollars)


                                                              Year Ended December 31,
                                                              -----------------------
                                                              2001      2000     1999
                                                              ----      ----     ----

Supplemental cash disclosure
   Cash paid for income taxes                                 $ --     $  273   $  106
   Cash paid for interest                                       --         13     --


Supplemental noncash financing activities
   Accrued interest on related company loans refinanced
      as principal balance                                    $   21   $ --     $ --


              The accompanying notes are an integral part of these
                        consolidated financial statements

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements

(in thousands of U.S. dollars)

1.    The Company and its principal operations

      The accompanying financial statements have been prepared to reflect the results of TVA Sul Parana Ltda. and its subsidiary (the "Company").

      TVA Sul Parana Ltda. is a holding company, the subsidiary of which renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in the South of Brazil. The Company's operations are substantially dependent on the Tevecap Group regarding programming, marketing, financial and administrative systems.

2.    Summary of significant accounting policies

      Significant policies followed in the preparation of the consolidated financial statements are described below:

2.1.  Basis of presentation and consolidation

      a)    Basis of presentation

      The consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

      b)    Principles of consolidation

      The consolidated financial statements include the accounts of TVA Sul Parana Ltda. and its 60% owned subsidiary CCS Camboriu Cale System de Telecomunicacoes Ltda. All significant intercompany balances and transactions have been eliminated in consolidation.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


2.2.  Accounting records

      As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("reais" or "R$"). In order to present the financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records which are used solely for this purpose.

2.3.  Currency remeasurement

      On January 1, 2000, Tevecap S.A. ("Tevecap"), TVA Sul Parana Ltda.'s parent company, changed its functional currency from the United States dollar to the Brazilian real. As the Company uses the functional currency of its parent, the Company also changed its functional currency from the United States dollar to the Brazilian real on January 1, 2000. This change was performed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

      Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues, expenses gain and losses are translated into U.S. dollars at the averages rates prevailing in the period. The resulting net translation gains and losses are reported, net of tax, in accumulated other comprehensive loss in shareholders' equity

2.4.  Cash and cash equivalents

      Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


2.5.  Financial instruments

      In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

      For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      o The fair value of short-term assets and liabilities, including cash and cash equivalents, accounts receivable, accounts receivable from related parties, other accounts receivable, film suppliers, other supplies and other accounts payable approximates their respective carrying value due to their short-term nature.

      o The fair value of loans from related companies approximates their respective carrying values, as interest on these loans is variable and based on market rates.

2.6.  Accounts receivable

      A provision for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved and is considered sufficient to cover any losses incurred in realization of credits.

2.7   Inventories

      Inventories consist of materials and supplies and imports in transit. Materials and supplies are used to provide service to new customers and to ensure continuity of service to existing customers. Imports in transit represent materials purchased from foreign countries that have not yet been received.

      Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

      A provision for obsolescence has been established on the basis of an analysis of slow moving materials and supplies.

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

2.9.  Recoverability of long-lived assets to be held and used in the business

      The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment write-downs made during the years ended December 31, 2001, 2000 and 1999.

2.10. Revenue recognition

      Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

      Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue.

      Others revenues are recognized as services are rendered.

2.11. Concessions

      Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years.

2.12. Advertising and promotion costs

      Costs of advertising and promotion are expensed as incurred.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


2.13  Deferred tax and liabilities

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

2.14  Concentration of credit risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Such concentrations of credit risk are limited due to the large numbers comprising the Company's subscriber and customer base and their dispersion across different geographic regions. As of December 31, 2001 and 2000, the Company had no other significant concentrations of credit risk.

2.15  Reclassifications

      Certain prior year amounts have been reclassified for comparative purposes.

3     Accounts receivable, net

      As of December 31, 2001 and 2000, accounts receivable were comprised of:

                                                         December 31,
                                                     --------------------
                                                       2001         2000
                                                     -------      -------

      Subscriptions and installation fees            $ 2,242      $ 1,805
      Advertising                                          5            6
      Programming                                         11            8
      Provision for doubtful accounts                 (1,684)      (1,220)
                                                     -------      -------

                                                     $   574      $   599
                                                     =======      =======

      No single customer accounted for more than 10% of total accounts receivable as of December 31, 2001 and 2000.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


4.    Inventories

      As of December 31, 2001 and 2000, inventories were comprised of:

                                                        December 31,
                                                   ----------------------
                                                     2001           2000
                                                   -------        -------

      Materials and suppliers                      $ 1,205        $ 2,188
      Imports in transit                                19             96
      Provision for obsolescence                      (136)          (369)
                                                   -------        -------

                                                   $ 1,088        $ 1,915
                                                   =======        =======


5.    Related party transactions

      The following tables summarize the transactions between the Company and related parties as of December 31, 2001 and 2000.

                                                              December 31,
                                                         ---------------------
                                                           2001          2000
                                                         -------       -------

      TVA Sistema de Televisao S.A. (subsidiary of
             parent company)
          Accounts payable                               $    32      $  --

          Accounts receivable                                103          218

      TVA Distribuidora S.A. (subsidiary of parent
             company)
          Loans payable                                     --         27,708

      Tevecap S.A. (parent company)
          Loans payable                                   21,197         --

      Editora Abril S.A. (under commom control with
             major shareholder of parent company)
          Accounts receivable                               --              8

      TVA Network Participacoes S.A. (subsidiary of parent company)

          Accounts receivable                               --              9


      The Company and its related parties maintain a cash management system centralized at Tevecap. The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


      The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 1.01% to 1.53% per month as of December 31, 2001 (1.63% to 1.90% per month as of December 31, 2000). Such loans are renewable every year on December 31.

6.    Income taxes

      The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2001 and 2000 are as follows:

                                                             December 31,
                                                          ------------------
                                                            2001      2000
                                                          --------  --------

      Deferred tax assets
          Net operating loss carryforwards                $ 5,638    $ 6,315
          Provision for claims                                890        498
          Provision for obsolescence                          374        338
          Other                                               335        670
                                                          -------    -------

                     Total gross deferred tax asset         7,237      7,821
                                                          -------    -------

      Less valuation allowance                             (7,237)    (7,821)

                                                          -------    -------

                    Net deferred tax asset/liability      $  --      $  --
                                                          =======    =======

      There were no deferred tax liabilities as of December 31, 2001 and 2000.

      The Company has a limited operating history and has generated losses since its inception. As such, management has established a full valuation allowance against the deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

      As of December 31, 2001, the Company has unexpirable accumulated tax losses of $16,582.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


6.    Income taxes (Continued)

      The consolidated income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                        Year Ended December 31,
                                                    -------------------------------
                                                      2001        2000        1999
                                                    -------     -------     -------

Loss before income taxes and minority interest      $(1,951)    $(3,434)    $(6,021)
Statutory income tax rate                                34%         34%         37%
                                                    -------     -------     -------

Computed income tax benefit                            (663)     (1,168)     (2,227)

Change in the income tax rate                          --          (225)       (150)
Translation loss on tax losses                          993         533       2,512

Write-off assets related to cancellations of
      subscriptions                                    --           165        --
Depreciation                                            219         515         499
Other                                                    26          (7)        479

Tax loss carryforward used                                9          63        --
Increase (decrease) in valuation allowance             (584)        397      (1,007)
                                                    -------     -------     -------

Income tax expense per consolidated statements of
      operations                                    $  --       $   273     $   106
                                                    =======     =======     =======

      Income tax expense represents amounts owed by the subsidiary calculated on a stand-alone basis, as Brazilian income tax law does not allow consolidated tax returns.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


7.    Property, plant and equipment, net

      As of December 31, 2001 and 2000, property, plant and equipment were comprised of:

                                           Annual
                                        Depreciation           December 31,
                                            Rate          ---------------------
                                              %             2001         2000
                                                          ---------   ---------

         Reception equipment                 20           $   7,776   $   8,366
         Cable plant                         10              12,500      14,587
         Machinery and equipment             10               3,411       3,980
         Converters                          10               9,406      10,532
         Leasehold improvements              25                 109         130
         Furniture and fixtures              10                 389         461
         Premises                            10                 630         712
         Vehicles                            20                 459         557
         Software                            20                 183         216
         Tools                               10                  62          68
         Building                             4               2,920       3,462
         Other                                                  307         346
                                                          ---------   ---------
                                                             38,152      43,417
         Accumulated depreciation                           (15,768)    (14,578)
                                                          ---------   ---------
                                                          $  22,384   $  28,839
                                                          =========   =========

8.    Concessions, net

      As of December 31, 2001 and 2000, concessions were comprised of:

                                                               December 31,
                                                           ------------------
                                                             2001       2000
                                                           -------    -------

      CCS - Camboriu Cable System Telecomunicacoes Ltda    $   648    $   769
      TVA Sul Parana Ltda. (Stations in south of Brazil)     6,018      7,139
      Accumulated amortization                              (3,568)    (3,449)
                                                           -------    -------

                                                           $ 3,098    $ 4,459
                                                           =======    =======

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


9.    Loan guarantees

      In November 1996, Tevecap, the majority shareholder, issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company. On July 28, 1999 the related company TVA Communications Ltd. repurchased 80.79% of these Notes.

10.   Taxes payable other than income taxes

      As of December 31, 2001 and 2000, taxes payable other than income taxes were comprised of:


                                                         December 31,
                                                   ----------------------
                                                     2001           2000
                                                   -------        -------

            COFINS                                 $   101        $   135
            ICMS                                     3,196          1,899
            PIS                                         19             40
            Tax Recovery Program - REFIS             1,041          1,260
            Other                                       22            183
                                                   -------        -------

                                                     4,379          3,517

            ( - ) current liabilities                 (561)          (532)
                                                   -------        -------

                                                   $ 3,818        $ 2,985
                                                   =======        =======

      On April 5, 2000, the Company opted for the REFIS (Federal Government Tax Recovery Program), established by Decree N(Degree) 3.342/00 of January 25, 2000, later changed into Law N(Degree) 9.964/00 of April 10, 2000.

      With the option for the REFIS, the Company will be able to pay such taxes based on 1.2% of its monthly revenues. Based on its revenue projections, the approximate timing for paying the total account is about 5 years. The restatement of the tax debt included in the REFIS is made based on the TJLP (Brazilian long term interest rate).

      During 2000, the Company also renegotiated with Sao Paulo State Government the ICMS (a state value-added tax) due. Based on the agreement, the Company is able to finance its taxes payable for five years.

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


11.   Shareholders' equity

      Common stock as of December 31, 2001 and 2000 was comprised of:

                                          2001                             2000
                                --------------------------    -------------------------
                                     $           Shares            $           Shares
                                -----------    -----------    -----------    ----------

      Tevecap
            S.A                 $    44,213     17,543,926           --            --
      Abril S.A                        --             --      $     6,190     2,456,150
      TVA Distribuidora S.A            --             --           38,023    15,087,776
                                -----------    -----------    -----------    ----------

                                $    44,213     17,543,926    $    44,213    17,543,926
                                ===========    ===========    ===========    ==========

      The Company's shareholders are entitled to a minimum dividend of 25% of net income for the year, adjusted according to the Brazilian Corporation Law. As the Company has not recorded net income under Brazilian Corporation Law since its inception, no such dividends payable.

12.   Litigation contingencies

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

      The Company has provided for losses on all cases where the assessment of management and legal counsel indicates that a loss is probable. Management believes that such legal matters will not have a material adverse effect on the Company's consolidated results of operations, financial condition or cash flows.

13.   Pension Plan

      In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $ 8 for the year ended December 31, 2001 ($11 in 2000 and $10 in 1999).

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


14.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. Group employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 2001, contributions made by the Company to the Health Care Plan and certain affiliate companies to Associacao Abril de Beneficios amounted to $116 ($128 for 2000 and $97 for 1999).

15.   Supplementary information - valuation and qualifying accounts and reserves

                                                                    Deferred
                                      Provision      Provision      Taxation      Provision
                                    For Doubtful        for         Valuation        for
                                      Accounts      Obsolescence    Allowance       claims
                                   --------------  --------------  -----------   -----------
Balance as of January 1, 1999          $ 1,689         $--           $ 8,431        $ 251
Additions                                 --             403            --           --
Deductions                                  30          --            (1,007)        (143)
                                       -------         -----         -------        -----
Balance as of December 31, 1999          1,719           403           7,424          108
Additions                                 --            --               397          589
Deductions                                (499)          (34)           --           --
                                       -------         -----         -------        -----
Balance as of December 31, 2000          1,220           369           7,821          697
Additions                                  464          --              --           --
Deductions                                --            (233)           (584)        (245)
                                       -------         -----         -------        -----
Balance as of December 31, 2001        $ 1,684         $ 136         $ 7,237        $ 452
                                       =======         =====         =======        =====

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


16.   Recent accounting pronouncements

      Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 (collectively, "SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that all derivative financial instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Additionally, SFAS 133 requires that changes in the fair value of derivatives be recognized in earnings unless specific hedge accounting criteria are met. As the Company does not utilize derivative financial instruments, the effect of adopting SFAS 133 on January 1, 2001 did not have a material impact on the Company's consolidated financial statements.

      In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against these new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. Effective January 1, 2002, the Company adopted the provisions of each statement that apply to goodwill and intangible assets acquired prior to June 30, 2001. Based on the Company's initial analysis of SFAS 141 and SFAS 142, management believes that the implementation of these pronouncements will not have a material impact on the Company's consolidated results of operations or financial condition.

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the market value of the liabilities related to obligations due to the retirement of assets be recognized in the period in which they occur, if a reasonable estimate of market value is possible. Costs of asset retirement are capitalized as part of the permanent asset cost. In accordance with SFAS 143, the asset retirement obligation is discounted and an increase is recognized by using the "credit adjusted risk-free" interest rate in effect when the obligation was initially recognized. The Company is required to adopt SFAS 143 effective January 1, 2003. Based on an initial analysis of SFAS 143 requirements,

TVA SUL PARANA LTDA.

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

(in thousands of U.S. dollars)


      management believes that the implementation of this statement will not have a material impact on the Company's consolidated results of operations or financial condition.

      In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") but maintains the fundamental provisions of SFAS 121 for (a) recognition/valuation of the provision for impairment of permanent assets to be maintained and used and (b) valuation of permanent assets to be written off due to their sale. SFAS 144 also supersedes the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business" ("APB 30") with regard to reporting the effects of a disposal of a segment of a business. The Company adopted SFAS 144 effective January 1, 2002. Based on the Company's initial analysis of the SFAS 144 requirements, management believes that the implementation of this pronouncement will not have a material impact on the Company's consolidated results of operations or financial condition.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 also amends SFAS No. 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to us. The provisions of SFAS 145 as they relate to the rescission of SFAS 4 will be applied effective January 1, 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. Management does not expect SFAS 145 to have a material impact on the Company's consolidated results of operations or financial condition


                                 * * * * * * * *

CCS - CAMBORIU CABLE SYSTEM
      TELECOMUNICACOES LTDA.

Financial Statements Together with
Independent Auditors' Report


As of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

INDEX TO FINANCIAL STATEMENTS

Contents


                                                                            Page

Independent Auditors' Report                                                F-98

Balance Sheets as of December 31, 2001 and 2000                             F-99

Statements of Operations for each of the three years in the period
      ended December 31, 2001                                              F-101

Statements of Changes in Shareholders' Equity for each of the three
      years in the period ended December 31, 2001                          F-102

Statements of Cash Flows for each of the three years in the period
      ended December 31, 2001                                              F-103

Notes to Financial Statements                                              F-104

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Independent Auditors' Report

To the Shareholders and Directors of
CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

We have audited the accompanying balance sheets of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 2001, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Sao Paulo, Brazil

June 17, 2002


     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Balance Sheets

December 31, 2001 and 2000
(in thousands of U.S. dollars)

                                                                 December 31,
                                                               ----------------
                                                                2001      2000
                                                               ------    ------

                      ASSETS

Current assets
   Cash and cash equivalents                                   $   20    $    2
   Accounts receivable, net (Footnote 3)                           50        72
   Inventories                                                     74       104
   Prepaid and other assets                                         2        14
   Recoverable taxes                                               84       136
   Accounts receivable from related parties (Footnote 4)            5        18
   Other accounts receivable                                       32        37
                                                               ------    ------

            Total current assets                                  267       383
                                                               ------    ------

Property, plant and equipment, net (Footnote 7)                 3,079     3,899
Loans to related companies (Footnote 4)                           565      --
Judicial deposits                                                 199       305
                                                               ------    ------

            Total assets                                       $4,110    $4,587
                                                               ======    ======


     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

December 31, 2001 and 2000
(in thousands of U.S. dollars)


                                                                December 31,
                                                             ------------------
                                                              2001        2000
                                                             -------    -------

                   LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Film suppliers                                            $   275    $    90
   Other suppliers                                                30         92
   Taxes payable other than income taxes                         155         91
   Accrued payroll and related liabilities                        18         22
   Income taxes payable                                         --          134
   Accounts payable to related companies (Footnote 4)              5       --
   Rent payable                                                  101         79
   Other accounts payable                                         49         28
                                                             -------    -------

            Total current liabilities                            633        536
                                                             -------    -------

Long-term liabilities
   Loans payable to related companies (Footnote 4)              --          126
   Taxes payable other than income taxes                         488        244
   Provision for claims (Footnotes 10 and 12)                      3         13
                                                             -------    -------

            Total long-term liabilities                          491        383
                                                             -------    -------

Commitments and contingencies (Footnotes 9 and 10)

Shareholders' equity
   Common stock, no par value, 4,850,000 shares authorized,
         issued and outstanding (Footnote 7)                   4,012      4,012
    Accumulated other comprehensive loss                        (949)      (335)
   Accumulated deficit                                           (77)        (9)
                                                             -------    -------

            Total shareholders' equity                         2,986      3,668
                                                             -------    -------

            Total liabilities and shareholders' equity       $ 4,110    $ 4,587
                                                             =======    =======


     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Operations

for the years ended December 31, 2001 , 2000 and 1999
(in thousands of U.S. dollars)

                                                                 Year ended December 31,
                                                             -----------------------------
                                                               2001       2000       1999
                                                             -------    -------    -------
Gross revenues
   Monthly subscriptions                                     $ 2,025    $ 2,106    $ 1,833

   Installation                                                   20         11         32
   Additional services                                           130         96         20
                                                             -------    -------    -------

                                                               2,175      2,213      1,885
                                                             -------    -------    -------

Direct operating expenses (excluding depreciation
      stated separately below)
   Taxes on revenues                                             553        249        184
   Payroll and benefits                                           58         93         84
   Programming                                                   655        491        528
   Other costs                                                   198        223         93
                                                             -------    -------    -------

                                                               1,464      1,056        889
                                                             -------    -------    -------

Selling, general and administrative expenses
   Payroll and benefits                                           80        176        147
   Advertising and promotion                                      32         19          6

   Other selling, general and administrative expenses            237         98         59
                                                             -------    -------    -------

                                                                 349        293        212
                                                             -------    -------    -------

Depreciation                                                     356        403        229
Other operating expense (income)                                 (74)       119         17
                                                             -------    -------    -------

            Operating income                                      80        342        538
                                                             -------    -------    -------


Interest income                                                  (65)       (37)      (226)

Interest expense                                                 207         94       --
Foreign currency translation loss, net                          --         --          135
Foreign currency transaction loss, net                             6       --         --

                                                             -------    -------    -------
            Income (loss) before income taxes                    (68)       285        629

Income tax expense - current ( Footnote 5)                      --          206        106
                                                             -------    -------    -------

            Net income (loss)                                $   (68)   $    79    $   523
                                                             =======    =======    =======
                Other comprehensive loss -
                   Foreign currency translation adjustment      (614)      (335)      --
                                                             -------    -------    -------
                Comprehensive income (loss)                  $  (682)   $  (256)   $   523
                                                             =======    =======    =======


     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Changes in Shareholders' Equity

for the years ended December 31, 2001, 2000 and  1999
(in thousands of U.S. dollars)

                                                                       Accumulated
                                                                          Other
                                              Common    Accumulated   Comprehensive
                                               Stock      Deficit         Loss          Total
                                              ------    -----------   -------------     -----

Balance as of January 1, 1999                 $4,012       $(611)         $--          $ 3,401

Net income for the year                         --           523           --              523
                                              ------       -----          -----        -------

Balance as of December 31, 1999                4,012         (88)          --            3,924

Foreign currency translation adjustment,
      net of tax                                --          --             (335)          (335)

Net income for the year                         --            79           --               79
                                              ------       -----          -----        -------

Balance as of December 31, 2000                4,012          (9)          (335)         3,668

Foreign currency translation adjustment,
      net of tax                                --          --             (614)          (614)

Net loss for the year                           --           (68)          --              (68)
                                              ------       -----          -----        -------

Balance as of December 31, 2001               $4,012       $ (77)         $(949)       $ 2,986
                                              ======       =====          =====        =======


     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Cash Flows

for the years ended December 31, 2001 ,2000 and 1999
(in thousands of U.S. dollars)

                                                                         Year Ended December 31,
                                                                       ---------------------------
                                                                       2001        2000       1999
                                                                       ----        ----       ----

Cash flows from operating activities:
   Net income (loss)                                                 $   (68)     $  79      $ 523
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Depreciation                                                       356        403        229
      Provision (reversal of provision) for doubtful accounts             60         (3)       (14)
      Provision (reversal of provision) for claims                       (10)        13       --
         Foreign currency transaction loss, net                            6       --         --
Changes in operating assets and liabilities
      Accounts receivable                                                (38)       109        (59)
      Prepaid and other assets                                            12        (14)      --
      Inventories                                                         25         23          2
      Suppliers                                                          123        (12)         8
      Taxes payable other  than income taxes                             174        103        140
      Income taxes payable                                              --           53         57
      Accrued payroll and related liabilities                             (4)       (25)         1
      Other                                                              230       (397)       (12)
                                                                     -------      -----      -----

            Net cash provided by operating activities                    866        460        421
                                                                     -------      -----      -----

Cash flows from investing activities:
     Purchases of property, plant and equipment                         (151)      (203)      (132)
   Loans to related companies                                         (1,032)      (677)      --
     Repayments of loans to related companies                            467       --         --
                                                                     -------      -----      -----

            Net cash used in investing activities                       (761)      (880)      (132)
                                                                     -------      -----      -----

Cash flows from financing activities:
    Proceeds from loans from related companies                           246        412       --
    Repayments of loans from related companies                          (387)      --         (673)
                                                                     -------      -----      -----

            Net cash provided by (used in) financing activities         (141)       412       (673)
                                                                     -------      -----      -----

Effect of exchange rate changes on cash and cash equivalents               9          9       --
                                                                     -------      -----      -----

Net increase (decrease) in cash and cash equivalents                      18       (127)        70
Cash and cash equivalents at beginning of year                             2        129         59
                                                                     -------      -----      -----

            Cash and cash equivalents at end of the year             $    20      $   2      $ 129
                                                                     =======      =====      =====

            Cash paid for interest                                   $  --        $--        $--
            Cash paid for income taxes                                  --          206        106


     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)


1.    The Company and its principal operations

      CCS - Camboriu Cable System Telecomunicacoes Ltda. (the "Company") renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in the city of Camboriu. The Company's operations are substantially dependent on the Tevecap Group regarding programming, marketing, financial and administrative systems.

2.    Summary of significant accounting policies

      Significant policies followed in the preparation of the financial statements are described below:

2.1.  Basis of presentation

      The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2.  Accounting records

      As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("real"). In order to present the financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records that are used solely for this purpose.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


2.3.  Currency remeasurement

      On January 1, 2000, Tevecap S.A. ("Tevecap"), parent company of the Company's major shareholder TVA Sul Parana Ltda., changed its functional currency from the United States dollar to the Brazilian real. As the Company uses the functional currency of Tevecap, the Company also changed its functional currency from the United States dollar to the Brazilian real on January 1, 2000. This change was performed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

2.4.  Cash and cash equivalents

      Cash and cash equivalents are defined as cash and cash in banks and investments in interest-bearing securities. Short-term investments with original maturities of three months or less at the time of purchase are considered cash equivalents.

2.5.  Financial instruments

      In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

      For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      o The fair value of current financial assets and liabilities, including cash and cash equivalents, accounts receivable, other accounts receivable, accounts receivable from related parties, film suppliers, and other accounts payable approximates their respective carrying value due to their short-term nature.

      o The fair value of loans to and from related companies approximates their respective carrying value as interest on these loans is at market rates.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


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

2.9.  Recoverability of long-lived assets to be held and used

      The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment write-downs made during the years ended December 31, 2001, 2000 and 1999.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


2.10. Revenue recognition

      Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

      Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue.

      Other revenues are recognized as services are rendered.

2.11  Advertising and promotion costs

      Costs of advertising and promotion are expensed as incurred

2.12  Deferred income taxes

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

2.13  Concentrations of credit risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Such concentrations of credit risk are limited due to the large numbers comprising the Company's subscriber and customer base and their dispersion across different geographic regions. As of December 31, 2001 and 2000, the Company had no other significant concentrations of credit risk.

2.14  Reclassifications

      Certain prior years amounts have been reclassified for comparative purposes.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


3.    Accounts receivable, net

      As of December 31, 2001 and 2000, accounts receivable were comprised of:

                                                            December 31,
                                                       ----------------------
                                                         2001           2000
                                                       -------        -------

      Subscriptions and installation                   $   152        $   112
      Advertising                                            5              6
      Programming                                         --                1
      Provision for doubtful accounts                     (107)           (47)
                                                       -------        -------

                                                       $    50        $    72
                                                       =======        =======

      No single customer accounted for more than 10% of total accounts receivable as of December 31, 2001 and 2000.

4.    Related party transactions

      The following tables summarize the transactions between the Company and related parties as of December 31, 2001 and 2000:

                                                            December 31,
                                                       ----------------------
                                                         2001           2000
                                                       -------        -------

      TVA Sistema de Televisao S.A. (under common
            control with parent company)
         Accounts receivable                           $     5        $    11
          Accounts payable                                   5           --

      TVA Sul Parana Ltda. (parent company)
          Accounts receivable                             --                7
         Loans receivable                                  565           --
          Loans payable                                   --              126


      The Company and its related parties maintain a cash management system centralized at TVA Sul Parana Ltda. The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


4.    Related party transactions (Continued)

      The related company loans are denominated in reais and are subject to monetary restatement until December 31, 1995 plus interest charges at the market rate which ranged from 1.01% to 1.53% per month as of December 31, 2001 (1.63% to 1.90% per month as of December 31, 2000).

5.    Income taxes

      Deferred income taxes reflect the future tax consequences of net operating loss carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities. A valuation allowance has been established against the net deferred tax asset (primarily consisting of net operating loss carryforwards and provisions) as management believes it is more likely than not that the deferred tax assets will not be realized. Accordingly, no benefit has been recognized for the Company's net operating losses and other deferred tax assets. As of December 31, 2001, the Company has unexpirable net operating loss carryforwards of $66.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


5.    Income taxes (continued)

      The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:


                                                                 2001      2000      1999
                                                                 ----      ----      ----

Income (loss) before income taxes                                $(68)    $ 285     $ 629
Statutory income tax rate                                          34%       34%       37%
                                                                 ----     -----     -----
Computed income tax expense (benefit)                             (23)       97       233

Change in the income tax rate                                     --          1        22
Translation loss of tax losses                                      1         3        30
Deductible devaluation loss for Brazilian statutory purposes       22       150      (169)
Change in valuation allowance                                     --        (45)      (10)
                                                                 ----     -----     -----

Income tax expense per statements of operations                  $--      $ 206     $ 106
                                                                 ====     =====     =====

6.    Property, plant and equipment, net

      As of December 31, 2001 and 2000, property, plant and equipment were comprised of:

                                          Annual
                                       Depreciation          December 31,
                                           Rate         ---------------------
                                            %             2001          2000
                                                        -------       -------

         Reception equipment                20          $   598       $   585
         Cable plant                        10              765           893
         Machinery and equipment            10              310           343
         Converters                         10               38            26
         Leasehold  improvements            25                3             4
         Building                           25            2,658         3,154
         Furniture and fixtures             10               67            79
         Vehicles                           20               12            15
         Software                           20                6             7
         Tools                              10                3             2
         Other                                                3             9
         Accumulated depreciation                        (1,384)       (1,218)
                                                        -------       -------

                                                        $ 3,079       $ 3,899
                                                        =======       =======

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


7.    Shareholder's equity

      Common stock as of December 31, 2001 and 2000 was comprised of:

                                              2001                        2000
                                    ------------------------    -----------------------
                                         $          Shares           $         Shares
                                    ----------    ----------    ----------    ---------

      Construtora ENE ESSE Ltda     $    1,605     1,940,000    $    1,605    1,940,000
      TVA Sul Parana Ltda                2,407     2,910,000         2,407    2,910,000
                                    ----------    ----------    ----------    ---------

                                    $    4,012     4,850,000    $    4,012    4,850,000
                                    ==========    ==========    ==========    =========

8.    Loan guarantees

      In November 1996, Tevecap issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company. On July 28, 1999 the related company TVA Communications Ltd. 80.79% of these Notes.

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

      The Company has provided for losses on all cases where the assessment of management and legal counsel indicates that a loss is probable. Management believes that such legal matters will not have a material adverse effect on the Company's results of operations, financial condition or cash flows.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


10.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. Group employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 2001, contributions made by the Company to the Health Care Plan amounted to $14 ( $17 in 2000 and $16 in 1999).

11.   Supplementary information - valuation and qualifying accounts and reserves

                                            Deferred     Provision
                                            Taxation        for       Provision
                                            Valuation    Doubtful       for
                                            Allowance    Accounts      Claims
                                           -----------  -----------  -----------
      Balance as of January 1, 1999          $    55      $    64      $  --
      Additions                                 --           --           --
      Deductions                                 (10)         (14)        --
                                             -------      -------      -------
      Balance as of December 31, 1999             45           50         --
      Additions                                 --           --             13
         Deductions                              (45)          (3)        --
                                             -------      -------      -------
      Balance as of December 31, 2000           --        $    47      $    13
      Additions                                 --             60         --
      Deductions                                --           --            (10)
                                             -------      -------      -------
      Balance as of December 31, 2001        $  --            107            3
                                             =======      =======      =======

12.   Recent accounting pronouncements

      Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138 (collectively, "SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that all derivative financial instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. Additionally, SFAS 133 requires that changes in the fair value of derivatives be recognized in earnings unless specific hedge accounting criteria are met. As the Company does not utilize derivative financial instruments, the effect of adopting SFAS 133 on Jaunary 1, 2001 did not have a material impact on the Company's financial statements.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


      In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. Effective January 1, 2002, the Company adopted the provisions of each statement that apply to goodwill and intangible assets acquired prior to June 30, 2001. As the Company has not entered into any business combinations, management believes that the implementation of these pronouncements will not have a material impact on the Company's results of operations or financial condition.

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the market value of the liabilities related to obligations due to the retirement of assets be recognized in the period in which they occur, if a reasonable estimate of market value is possible. Costs of asset retirement are capitalized as part of the permanent asset cost. In accordance with SFAS 143, the asset retirement obligation is discounted and an increase is recognized by using the "credit adjusted risk-free" interest rate in effect when the obligation was initially recognized. The Company is required to adopt SFAS 143 effective January 1, 2003. Based on an initial analysis of SFAS 143 requirements, management believes that the implementation of this statement will not have a material impact on the Company's results of operations or financial condition.

      In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121") but maintains the fundamental provisions of SFAS 121 for (a) recognition/valuation of the provision for impairment of permanent assets to be maintained and used and (b) valuation of permanent assets to be written off due to their sale. SFAS

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)


      144 also supersedes the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business" ("APB 30") with regard to reporting the effects of a disposal of a segment of a business. The Company adopted SFAS 144 effective January 1, 2002. Based on the Company's initial analysis of the SFAS 144 requirements, management believes that the implementation of this pronouncement will not have a material impact on the Company's results of operations or financial condition.

      In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," which required that all gains and losses from extinguishment of debt to be aggregated and classified as an extraordinary item if material. SFAS 145 requires that gains and losses from extinguishment of debt be classified as extraordinary only if they meet criteria in APB 30, thus distinguishing transactions that are part of recurring operations from those that are unusual or infrequent, or that meet the criteria for classification as an extraordinary item. SFAS 145 also amends SFAS No. 13, "Accounting for Leases", to require that lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which are not currently applicable to us. The provisions of SFAS 145 as they relate to the rescission of SFAS 4 will be applied effective January 1, 2003. Certain provisions related to SFAS 13 are effective for transactions occurring after May 15, 2002. Management does not expect SFAS 145 to have a material impact on the Company's results of operations or financial condition


                                  * * * * * * *